Exhibit 99.1

ANNUAL REPORT 2012

MARCH 11, 2013

Information in this annual report is provided as of March 1, 2013, unless otherwise indicated.

Certain statements in this annual report are forward-looking. These forward-looking statements are based on certain assumptions and reflect our current expectations. As a result, forward-looking statements are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations. Some of the factors that could cause actual results to differ materially from current expectations are discussed in the “Risk Factors” section of this annual report as well as in materials that we from time to time file with, or furnish to, the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission. There is no assurance that any forward-looking statements will materialize. You are cautioned not to place undue reliance on forward-looking statements, which reflect expectations only as of the date of this annual report. Except as may be required by applicable law, we disclaim any intention or obligation to update or revise any forward-looking statements.

The following terms in this annual report have the following meanings, unless otherwise indicated:

—	“Thomson Reuters,” “we,” “us” and “our” each refers to Thomson Reuters Corporation and its consolidated subsidiaries, unless the context otherwise requires;

—	“Woodbridge” refers to The Woodbridge Company Limited and other companies affiliated with it; and

—	“$,” “US$” or “dollars” are to U.S. dollars.

For information regarding our disclosure requirements under applicable Canadian and U.S. laws and regulations, please see the “Cross Reference Tables” section of this annual report.

Information contained on our website or any other websites identified in this annual report is not part of this annual report. All website addresses listed in this annual report are intended to be inactive, textual references only. The Thomson Reuters logo and our other trademarks, trade names and service names mentioned in this annual report are the property of Thomson Reuters.

TABLE OF CONTENTS

2	Business

17	Risk Factors

24	Management’s Discussion and Analysis

78	Consolidated Financial Statements

134	Executive Officers and Directors

142	Additional Information

151	Cross Reference Tables

Thomson Reuters Annual Report 2012

BUSINESS

OVERVIEW

We are the leading source of intelligent information for the world’s businesses and professionals, providing customers with competitive advantage. Intelligent information is a unique synthesis of human intelligence, industry expertise and innovative technology that provides decision-makers with the knowledge to act, enabling them to make better decisions faster. Through approximately 60,000 employees across more than 100 countries, we deliver this must-have insight to the financial and risk, legal, tax and accounting, intellectual property and science and media markets, powered by the world’s most trusted news organization. Thomson Reuters shares are listed on the Toronto Stock Exchange and New York Stock Exchange (symbol: TRI) and our headquarters are located at 3 Times Square, New York, New York 10036. Our website is www.thomsonreuters.com.

We are organized in four business units:

—
Financial & Risk, a leading provider of critical news, information and analytics, enabling transactions and bringing together financial communities. Financial & Risk also provides leading regulatory and operational risk management solutions;

—
Legal, a leading provider of critical online and print information, decision support tools, software and services to support legal, investigation, business and government professionals around the world;

—	Tax & Accounting, a leading provider of integrated tax compliance and accounting information, software and services for professionals in accounting firms, corporations, law firms and government; and

•
Intellectual Property & Science, a leading provider of comprehensive intellectual property and scientific information, decision support tools and services that enable governments, academia, publishers, corporations and law firms to discover, develop and deliver innovations.

We also have a Global Growth & Operations organization which works across our business units to combine our global capabilities and to expand our local presence and development in countries and regions where we believe the greatest growth opportunities exist.

At our Corporate center, we manage Reuters, the world's largest international news agency, which is a leading provider of real-time, high-impact, multimedia news and information services to newspapers, television and cable networks, radio stations and websites around the globe.

BUSINESS MODEL AND KEY OPERATING CHARACTERISTICS

We derive the majority of our revenues from selling electronic content and services to professionals, primarily on a subscription basis.

Some of our business units, in particular Legal and Intellectual Property & Science, are evolving towards becoming greater providers of solutions to our customers as part of an ongoing transformation from focusing primarily on providing data and information. These solutions often are designed to integrate our core information with software and workflow tools. We believe that transitioning a greater part of our business to solutions will help us increase customer value, create growth, diversify business mix and differentiate us from competitors.

The table below describes some of our key operating characteristics.

Industry leader	● #1 or #2 in most of the market segments that we serve ● Deep and broad industry knowledge ● Products and services tailored for professionals
Balanced and diversified
●      Four distinct core customer groups
●      Geographical diversity – our 2012 revenues were 57% from the Americas, 31% from Europe, the Middle East and Africa (EMEA) and 12% from Asia
●      Our largest single customer accounted for approximately 1% of our 2012 revenues
●      Technology and operating platforms are built to address the global marketplace

Thomson Reuters Annual Report 2012

Attractive business model	● 86% of our 2012 revenues were recurring ● 91% of our 2012 revenues were from information delivered electronically, software and services ● Strong & consistent cash generation capabilities

2012 PERFORMANCE

In 2012, we reported the following results:*

	2012 (millions of US dollars, except EPS and margins)	Change from 2011
Revenues from ongoing businesses	$12,899	3%
Adjusted EBITDA	$3,529	6%
Adjusted EBITDA margin	27.4%	90 basis points
Adjusted EBITDA less capital expenditures	$2,567	9%
Adjusted EBITDA less capital expenditures margin	19.9%	110 basis points
Underlying operating profit	$2,405	-4%
Underlying operating profit margin	18.6%	-130 basis points
Adjusted earnings per share (EPS)	$2.12	8%
Free cash flow	$1,737	8%
Free cash flow from ongoing businesses	$1,667	20%

* Non-International Financial Reporting Standards (IFRS) measures, which are defined and reconciled to the most directly comparable IFRS measures in the “Management’s Discussion and Analysis” section of this annual report. Changes from 2011 are before currency for all results except for adjusted EPS and free cash flow.

Despite an economic environment that proved to be more challenging than we had anticipated, we achieved our 2012 financial targets for revenues, profit and free cash flow, and we also made significant progress executing our four key priorities for the year.

2012 Priority	2012 Progress
Restarting growth in our Financial & Risk business
●     We simplified the business and improved product quality and customer service
●     Customer satisfaction ratings and retention rates are improving
●     We executed on the development and rollout of our foundational future platforms, Thomson Reuters Eikon and Thomson Reuters Elektron
●     We have a robust product pipeline

Investing in higher growing market segments and adjacent market segments
●     We continued to shift our investment towards what we believe are higher growth opportunities. We strengthened our positions in key market segments through the following acquisitions:
o     FXall – the leading independent global provider of electronic foreign exchange trading solutions to corporations and asset managers within our Financial & Risk segment
o     MarkMonitor – a provider of online brand protection within our Intellectual Property & Science segment
o     Practical Law Company (PLC) – a leading provider of legal know-how, current awareness and workflow tools within our Legal segment

Thomson Reuters Annual Report 2012

2012 Priority	2012 Progress
Utilizing the strengths and advantages of our global businesses
●     We continue to expand our position at the intersection of regulation and finance
●     Our Governance, Risk & Compliance (GRC) business reported organic revenue growth of 17%. We believe that we have an opportunity to significantly expand our GRC business and we are continuing to invest in it

Accelerating development and expanding our position in faster growing geographic areas around the world	● Our Global Growth & Operations (GGO) business reported 19% revenue growth (10% organic) ● We are working to expand our position in faster-growing geographic areas

2013 PRIORITIES

Our key priorities for 2013 are to continue:

●	Focusing on execution, product quality and customer satisfaction;

●	Driving growth through new product development, further expansion into fast-growing geographies and continuing the transformation to software and workflow solutions; and

●	Engaging a talented and diverse workforce.

THREE-YEAR OVERVIEW

The table below provides a three-year overview of our business.

Three-Year Overview
2010	●	We focused on restarting growth and returned to revenue growth in the second half of 2010
	●	We launched a number of new product platforms, including:
o WestlawNext – our next generation legal research platform
o Thomson Reuters Eikon – our flagship financial information desktop
o ONESOURCE – our comprehensive global tax compliance solution
o Thomson Reuters Elektron – our financial markets network and managed services environment
	●	We completed 26 acquisitions to support new initiatives such as global expansion and our GRC business
	●	We consolidated and integrated technology platforms to achieve cost savings and increase flexibility and scalability

2011	●	We continued to invest through a challenging economic cycle
	●	Our 2011 revenue growth was 5% before currency
	●	We completed 39 acquisitions, investing in faster growing international markets, with a particular emphasis on rapidly developing economies such as Brazil
	●	We realigned our sales force more closely with our markets, customers and products
	●	We completed our Reuters integration programs

2012	●
2012 was a year of change for our company. James C. Smith became our new CEO and Stephane Bello became our new CFO. We also collapsed our divisional structure (which previously consisted of Markets and Professional) into a group of strategic business units with a single corporate center to support them

	●	Our 2012 revenue growth was 3% before currency
	●	We completed 29 acquisitions to support higher growing market segments and adjacent market segments. We sold our Healthcare business, three Financial & Risk businesses and a Tax & Accounting business
	●	We made further improvements in product quality, customer service and execution capabilities in our Financial & Risk business

Thomson Reuters Annual Report 2012

FINANCIAL & RISK

Financial & Risk provides critical news, information and analytics, enables transactions and brings together communities that allow trading, investing, financial and corporate professionals to connect. Financial & Risk also provides leading regulatory and operational risk management solutions.

We believe that Financial & Risk’s information, supporting technology and infrastructure help our customers generate superior returns, improve risk and compliance management, increase access to liquidity and create efficient, reliable infrastructures in increasingly global, electronic and multi-asset class markets.

Financial & Risk currently serves four end-user groups:

•	Trading;

•	Investors;

•	Marketplaces; and

•	Governance, Risk & Compliance (GRC).

86% of Financial & Risk’s 2012 revenues were from recurring sources, with the remainder primarily from transactions. Financial & Risk customers access our information, analytics and trading communities through our desktop solutions, datafeeds and mobile applications across a wide range of devices. Less than 45% of Financial & Risk’s 2012 revenues were derived from desktop products, with the remainder from sales of datafeeds, transactions and software.

In 2012, we began to transform our Financial & Risk business, and we believe that we are now halfway through that process. Operationally, Financial & Risk has been focused on improving product quality and customer service, simplifying its business by aligning sales and support operations, consolidating billing systems and rationalizing its product lineup. Technologically, Financial & Risk is simplifying its front and back-ends, which we believe will help the cost profile of the business and allow us to roll out new product releases faster. Financially, we are focused on optimizing the cost structure of the business to improve its profitability. Although we believe that Financial & Risk is moving in the right direction, many of its customers continue to face a challenging economic environment. The business will be focused on continuing operational improvement as part of its ongoing transformation.

TRADING

The Trading business serves the financial community by enabling market participants to connect, access rich content and trade. Trading provides customers with a combination of feeds, analytics, transactions, desktop tools and technology infrastructure via the Thomson Reuters Eikon desktop and Thomson Reuters Elektron data and networking infrastructure. This combination of solutions supports the trading activities of buy-side and sell-side customers in foreign exchange (FX), fixed income and derivatives, equities and other exchange-traded instruments, and in the commodities and energy markets. Effective January 1, 2013, we transferred our FX desktop solutions from our Trading to our Marketplaces business.

Our content, technology and solutions enable firms to efficiently obtain real-time and non-real-time content to make business and trading decisions and meet regulatory requirements. Our solutions enable users to develop and execute trading strategies quickly and efficiently and provide a combination of deep, global cross-asset news and content combined with sophisticated pre-trade decision-making, communication and trade connectivity tools.

In 2012, our Trading business continued to roll out, enhance and develop our flagship desktop, Thomson Reuters Eikon. Within Eikon, we made significant advances in areas such as search and visualization and added a wide range of new specialist content, analytics and tools, including our FX Buzz service. We also added specialist content for commodities such as energy research and forecasts weather insight, oil refinery data and launched Interactive Map, our innovative visualization tool for the commodities supply chain. Eikon mobile applications were also launched for iPhone and iPad users. Eikon desktops totaled nearly 34,000 as of December 31, 2012, an increase of 185% from the end of 2011.

In 2012, we continued to progress Thomson Reuters Elektron, our high performance trading and data infrastructure which enables both our next generation real-time feeds and managed service solutions. We also expanded Elektron hosting facilities with new locations announced in Hong Kong and Brazil. Our Elektron hosting infrastructure allows us to deploy specific client applications, offering access to our breadth of market data and data management capabilities in a managed service environment.

Thomson Reuters Autex, our FIX order routing network, continues to expand around the world. The network is one of the world's largest distributors of order indications and advertised trades, processing more than two million messages each day.

Thomson Reuters Annual Report 2012

The following table provides information about Trading’s major brands.

Major Brands	Type of Product/Service	Target Customers
Thomson Reuters Eikon, Reuters 3000 Xtra*	Flagship desktop products providing pre-trade decision-making tools, news, real-time pricing, trading connectivity and collaboration tools	Trading professionals, salespeople, brokers, corporate treasurers and financial analysts
Thomson Reuters Elektron	Flexible, high performance, cross asset data and trading infrastructure
Investment banks, asset managers, custodians, liquidity centers and depositories, hedge funds, prime brokers, proprietary traders, inter-dealer brokers, multilateral trading facilities (MTFs), central banks and fund administrators

Thomson Reuters Elektron Real Time	Next generation real time datafeed	Financial institutions
Thomson Reuters Enterprise Platform	Scalable and robust technology platforms that enable financial institutions to control real time information flows	Financial institutions
Thomson Reuters Autex	Leading FIX order routing network	Buy and sell-side firms
Thomson Reuters Machine Readable News	Advanced analytics for automating the consumption of news for automated trading strategies and portals	Programmatic trading firms

* Reuters 3000 Xtra is scheduled to be discontinued in December 2013, with users upgraded to Eikon.

COMPETITION

Trading’s information products primarily compete with Bloomberg, SunGard, Telekurs and IDC as well as local, regional and niche competitors ranging from Markit and SuperDerivatives to Quick and Xinhua Finance. Trading’s real-time datafeeds primarily compete with Bloomberg, S&P, IDC and its market data delivery offerings primarily compete with specialty technology providers, exchanges such as NYSE Euronext and large IT vendors such as IBM.

INVESTORS

The Investors business provides our buy-side and off-trading floor customers with information, analytics, workflow and technology solutions. These solutions enable effective decision-making, drive performance and help meet regulatory requirements for our customers in investment management, investment banking, wealth management and hedge funds.

Investors’ customers have direct, real-time access to the global content sets needed for intelligent decision-making, such as fundamentals, estimates, economic indicators, ownership data, broker research, deals data, equity and fixed income pricing and reference data for their middle and back offices for trade matching and settlement, risk management and analysis and portfolio evaluation. In 2012, Investors solutions provided independent, accurate and timely pricing information on fixed income derivatives instruments and loans. Investors’ proprietary sources of content include I/B/E/S, Datastream, Lipper, StarMine, Extel, First Call, IFR and Reuters News.

To manage ongoing market and customer economic conditions, and to capitalize on growth opportunities in Asia and Europe, Middle East and Africa (EMEA) and an established customer segment in Europe, we realigned Investors in 2012 to focus on our key competencies. We addressed fixed income risk management needs and announced key product upgrades that added a range of market monitoring and decision support tools for wealth managers and other financial institutions to our Thomson Reuters Eikon flagship desktop. We also continued to grow our Thomson Reuters Indices business by expanding both the asset classes and regions covered, particularly in the growing Islamic finance and Asian real estate areas. In 2012, we also announced that we had signed a definitive agreement to sell Investors’ IR, PR and multimedia services business.

Thomson Reuters Annual Report 2012

The following table provides information about Investors’ major brands.

Major Brands and Product Categories	Type of Product/Service	Target Customers
Thomson Reuters Eikon	Flagship desktop product providing pre-trade decision-making tools, news, real-time pricing, trading connectivity and collaboration tools	Investment professionals, salespeople, brokers, corporate treasurers and financial analysts
Thomson ONE	Integrated access to information, analytics and tools delivered within workspaces designed specifically for each target customer’s workflow
Portfolio managers, buy-side research analysts and associates, investment bankers, consultants, lawyers, private equity professionals, wealth management and high net worth professionals

Corporate customers including investor relations officers, public relations officers, strategy and research professionals, treasurers and finance professionals

Thomson Reuters Datastream	Sophisticated historical time-series analysis that enables the visualization of economic and asset class trends and relationships	Economists, strategists, portfolio managers and research analysts
Thomson Reuters Deals Business Intelligence	Analysis and reporting tools for business planning, including performance, market share and targeting	Business management and strategy teams in investment banks
Lipper	Mutual fund information, benchmarking data, performance information and analysis	Asset management professionals including fund marketing, sales, product development, performance measurement, financial intermediaries and individual investors
Thomson Reuters DataScope	Data delivery platform for non-streaming cross asset class content globally	Custodians, banks, insurance companies, fund administrators, pension firms, mutual funds, hedge funds, sovereign funds, underwriters, market makers, accounting firms and government institutions

COMPETITION

Our Investors business primarily competes with Bloomberg, FactSet, S&P/Capital IQ, Morningstar, SunGard Data Systems, Broadridge Financial Solutions, IDC, Telekurs, Dow Jones and other companies.

MARKETPLACES

The Marketplaces business operates electronic trading venues which provide access to liquidity in over-the-counter markets, trade execution and connections for market participants and communities of financial professionals worldwide. Marketplaces also provides post-trade services globally, enabling banks, brokers and electronic marketplaces to seamlessly connect with their counterparties.

The Marketplaces business provides execution venues, insight and workflow solutions to the foreign exchange and fixed income trading community. Marketplaces operates electronic trading venues which provide access to liquidity in over-the-counter markets, trade execution and connections for market participants and communities of financial professionals worldwide. Marketplaces also provides rich content, insight and connectivity to the community to enable market participants to make trading decisions through Thomson Reuters Eikon. Marketplaces also provides integrated workflow and order management solutions to manage pre and post-trade processes globally, enabling banks, brokers and electronic marketplaces to seamlessly connect with their counterparties.

The evolution of the FX market has seen a move towards electronic single dealer and new multi-dealer services that are providing alternative liquidity sources to traditional, primary liquidity venues for banks and active traders. In response to customer and market needs, Marketplaces acquired FXall in 2012 to serve the broader universe of institutions, expand its buy-side community and deepen its exposure to clients looking to take advantage of opportunities in FX.

Thomson Reuters Annual Report 2012

The following table provides information about Marketplaces’ major brands.

Major Brands	Type of Product/Service	Target Customers
Thomson Reuters Dealing	Peer-to-peer conversational trading product primarily related to FX and money markets	FX and money market traders, sales desks, hedge funds and voice brokers
Thomson Reuters Matching	Anonymous electronic FX trade matching system, providing trading in spot and forwards FX and prime brokerage capabilities	FX traders, sales desks and hedge funds
FXall	Global electronic foreign exchange trading platform enabling FX price discovery, trade execution and pre-trade and post-trade automated workflow	Traders, asset managers, corporate treasurers, market makers and intermediaries
Tradeweb	Global electronic multi-dealer-to-customer marketplace for trading fixed income, derivatives and money market products which connects major investment banks with institutional customers	Institutional traders

COMPETITION

On the foreign exchange side, Marketplaces primarily competes with the large inter-dealer brokers, such as ICAP’s EBS platform and Bloomberg. Tradeweb’s principal competitors include MarketAxess and Bloomberg. Marketplaces also competes with single-dealer and multi-dealer portals.

GOVERNANCE, RISK & COMPLIANCE

Our Governance, Risk & Compliance (GRC) business provides a comprehensive suite of solutions designed to help our customers achieve business objectives, address uncertainty and act with integrity in addressing regulatory compliance, reputational risk controls and operational risk controls. The Thomson Reuters Accelus suite combines powerful technology with trusted regulatory and risk intelligence to deliver integrated solutions for global regulatory intelligence, financial crime prevention, anti-bribery and anti-corruption, enhanced due diligence, compliance management, internal audit, e-learning, risk management and board of director and disclosure services.

We have been expanding GRC into the workflow of our Financial & Risk and Legal customers in particular. In 2012, GRC enhanced the Accelus suite of products through its acquisition of Avanon, which strengthened its operational risk offerings, and through its acquisition of Knowledge Platform, which extended its regulatory implementation offerings.

The following table provides additional information about GRC’s major flagship brand.

Major Brand	Type of Product/Service	Target Customers
Thomson Reuters Accelus	Information-based governance, risk and compliance products and services	Corporate compliance, audit and risk management professionals, corporate and company secretaries, general counsel, business leaders, boards of directors and law firms

COMPETITION

GRC’s products and services compete with a wide variety of global, regional and niche competitors. GRC’s compliance, audit and risk products primarily compete with Wolters Kluwer Compliance Resource Network, CCH Team Mate, Protiviti, BWise and MetricStream. In the financial crime and reputational risk market, key competitors include Dow Jones, LexisNexis and Actimize, while corporate governance and disclosure products primarily compete with Diligent, BoardVantage, WebFilings and RR Donnelley.

LEGAL

Legal is a leading provider of critical online and print information, decision support tools, software and services to support legal, investigation, business and government professionals around the world. Legal offers a broad range of products that utilize our electronic databases of legal, regulatory, news, public records and business information. In recent years, Legal has focused increasingly on a solutions orientation, creating connected workflow tools for its customers. Legal’s solutions products and services include legal research solutions, software-based workflow solutions, compliance solutions, marketing, finance and operations software, business development and legal process outsourcing services.

Thomson Reuters Annual Report 2012

Legal is currently organized in three customer-focused businesses:

•	U.S. Law Firm Solutions;

•	Corporate, Government & Academic; and

•	Global Businesses.

WestlawNext is Legal’s primary global online delivery platform. WestlawNext offers authoritative content, powerful search and research organization and team collaboration features and navigation tools that enable customers to find and share specific points of law, build tables of authorities and search for topically-related commentary. We believe this helps legal professionals work more efficiently and provide better service to their clients. WestlawNext is also available through an iPad application and a mobile site. As of the end of 2012, we had converted approximately 76% of legacy Westlaw revenue to WestlawNext. Our legacy Westlaw product is now known as Westlaw Classic.

We provide localized versions of Westlaw for legal professionals in Australia, Canada, Chile, China, Hong Kong, India, Ireland, Japan, Malaysia, the Middle East, New Zealand, Spain, the United Kingdom and other countries. Legal also has online legal research services, some of which are sold under brand names other than Westlaw, in Argentina, Brazil, France, New Zealand, South Korea and the United Kingdom.

Through Westlaw International, we offer our online products and services to customers in markets where we may not have an existing publishing presence or have not yet developed a fully customized Westlaw service.

In February 2013, Legal acquired Practical Law Company (PLC). PLC provides practical legal know-how, current awareness and workflow tools to law firms and corporate legal departments. PLC’s unique resources, such as its practice notes, standard documents, checklists and What’s Market tools, cover a wide variety of practice areas in the U.S. and the U.K., such as commercial, corporate, employment, intellectual property, finance and litigation.

Our Legal business also has products and services to support the client development and back office business functions of a law practice. These include online marketing and client development solutions for law firms, as well as integrated software applications to help professional service organizations with their financial and practice management, matter management, accounting and billing.

Our Legal business provides a complete suite of litigation solutions software, services and legal research tools that help lawyers work more efficiently and effectively during all phases of litigation, including case evaluation, document review, depositions, motion practice, expert witness selection and evaluation, and trial preparation.

Legal also offers customers in corporate legal departments leading matter management, e-billing, legal analytics and legal process outsourcing services.

Legal offers customers in law enforcement, law firms and legal departments, as well as other investigative professionals, a suite of research tools used to find information on people, assets and entities, drawing from publicly available information. This information can be integrated into customer and third-party applications to provide more efficient solutions for solving customers’ key challenges in areas like fraud prevention and revenue recovery.

The following table provides information about Legal’s major brands.

Major Brands	Type of Product/Service	Target Customers
WestlawNext Westlaw Classic	Legal, regulatory and compliance information-based products and services	Lawyers, law students, law librarians and other legal professionals
Practical Law Company (PLC)	Legal know-how and workflow tools	Lawyers, law librarians and other legal professionals
West LegalEdcenter	Continuing legal education materials and seminars, as well as peer rating services	Lawyers and legal professionals
Sweet & Maxwell (U.K.) Carswell (Canada) Aranzadi (Spain) Brookers (New Zealand) La Ley (Argentina) Lawtel (U.K. and E.U.) Revista dos Tribunais (Brazil)	Legal information-based products and services	Lawyers, law students, law librarians, corporate legal professionals, government agencies and trademark professionals

Thomson Reuters Annual Report 2012

Major Brands	Type of Product/Service	Target Customers
Elite 3E ProLaw eBillingHub MatterSphere LawSoft
Suite of integrated software applications that assist with business management functions, including financial and practice management, matter management, document and email management, accounting and billing, timekeeping and records management
Professional services organizations, lawyers, law firm finance and technology professionals
FindLaw Super Lawyers	Online legal directory, website creation and hosting services; law firm marketing solutions	Lawyers, legal professionals and consumers
Case Logistix Case Notebook Drafting Assistant West km Thomson Reuters Expert Witness Services
Online research tools, case analysis software and deposition technology. Expert witness, document review and document retrieval services and drafting tools to support each stage of the litigation workflow
Lawyers, paralegals and courts
Thomson Reuters ProView	Professional grade e-reader platform	Lawyers and legal professionals globally
CLEAR PeopleMap	Public and proprietary records about individuals and companies with tools for immediately usable results	Fraud prevention and investigative professionals in government, law enforcement, law firms and businesses
Serengeti	Online matter management, e-billing and legal analytics services	Corporate counsel and law firm professionals
Pangea3	Legal process outsourcing services	Corporate and law firm legal professionals

COMPETITION

Legal’s primary global competitors are Reed Elsevier (which operates LexisNexis) and Wolters Kluwer. Legal also competes with other companies that provide legal and regulatory information, including Bloomberg (which acquired BNA in 2011), as well as practice and matter management software, client development and other services to support legal professionals.

TAX & ACCOUNTING

Tax & Accounting is a leading global provider of integrated tax compliance and accounting information, software and services for professionals in accounting firms, corporations, law firms and government.

Tax & Accounting’s businesses are:

•	Professional, which provides a suite of tax, accounting, payroll, document management, and practice management software and services to accounting firms;

•	Corporate, which provides federal, state, local and international tax compliance, planning and management software and services to companies around the world;

•	Knowledge Solutions, which provides information, research and certified professional education tools for tax and accounting professionals; and

•	Government, which provides integrated property tax management and land registry solutions.

In 2012, Tax & Accounting continued its growth and global expansion through new product introductions, product line extensions for ONESOURCE and Checkpoint and by increasing its presence in Latin America through the acquisitions of FISCOSoft and Dofiscal.

Thomson Reuters Annual Report 2012

The following table provides information about Tax & Accounting’s major brands.

Major Brands	Type of Product/Service	Target Customers
ONESOURCE
Comprehensive global tax compliance solution with local tax tools in a growing number of countries to manage a company’s entire tax workflow. The software links an organization’s global staff, controllers and finance personnel with tax advisors and auditors on one system, supporting compliance across corporate income, indirect, property, trust, fringe benefits and other taxes and reporting requirements. ONESOURCE products and services, which can be sold separately or as a suite, include solutions for tax planning, tax provision, transfer pricing, tax return compliance, tax information reporting, accounts production, and overall workflow management
Corporate, legal, bank and trust market and large accounting firms
Checkpoint	Integrated information solution delivering research, expert guidance, applications and workflow tools as well as primary sources and third party content providers	Accounting firms, corporate tax, finance and accounting departments, international trade professionals, law firms and governments
Checkpoint Learning	Online platform for continuing professional education and training, integrating global research, courses and certification with credit-tracking capability for individuals and firms	Accounting firms, corporate tax, finance and accounting departments
Checkpoint World	Online offering combining global research, news and guidance on international tax and accounting practices to effectively manage cross-border transactions	Accounting firms, corporate tax, finance and accounting departments of multinational corporations
CS Professional Suite
Integrated suite of software applications, including leading products such as UltraTax CS and Practice CS, that encompass every aspect of a professional accounting firm’s operations - from collecting customer data and posting finished tax returns to the overall management of the accounting practice
Small to medium accounting firms
Enterprise Suite	Solutions for tax preparation, engagement, practice management and document and workflow management, including GoSystem Tax RS and GoFileRoom	Large accounting firms
Digita	U.K. tax compliance and accounting software and services	Accounting firms, corporate tax, finance and accounting departments, law firms and governments
Government Revenue Management (GRM)	End-to-end software and services that empower governments to manage revenue through automated land and property tax administration	National, state and local governments responsible for property registration, tax generation and collection

COMPETITION

Tax & Accounting’s primary competitor across all customer segments is Wolters Kluwer (which includes CCH). Other major competitors include Intuit in the professional software and services market and CORPTAX (owned by Corporation Services Company) and Vertex in the corporate software and services market. Tax & Accounting also competes with other providers of software and services.

Thomson Reuters Annual Report 2012

INTELLECTUAL PROPERTY & SCIENCE

Our Intellectual Property & Science business provides comprehensive intellectual property (IP) and scientific information, decision support tools and services that enable governments, academia, publishers, corporations and law firms to discover, develop and deliver innovations.

Intellectual Property & Science is organized in three businesses:

•
IP Solutions, which provides patent, trademark and brand content and services that help corporate and legal IP professionals drive new growth opportunities, manage and protect IP assets and create maximum value from their IP portfolio;

•
Life Sciences, which helps accelerate pharmaceutical research and development by providing decision support information and analytics and professional services to pharmaceutical and biotechnology companies; and

•
Scientific & Scholarly Research, which fosters collaboration and enables discovery by providing access to the world’s critical research, as well as analytics designed to maximize returns on research funding and tools to facilitate the peer-review and publishing process.

In 2012, Intellectual Property & Science acquired MarkMonitor, a global leader in online brand protection.

The following table provides information about Intellectual Property & Science’s major brands.

Major Brands	Type of Product/Service	Target Customers
Thomson IP Manager	Enterprise-level, highly configurable intellectual asset management solution for patents, trademarks, licensing agreements, invention disclosures and related IP matters	Business executives, IP portfolio managers, docketing administrators, IP counsel, attorneys, paralegals and licensing executives
Thomson Innovation	Leading IP intelligence and collaboration platform with comprehensive content, powerful analysis and visualization tools and market insight	IP counsel, attorneys, information professionals, heads of research and development, licensing executives, business strategists, business intelligence analysts and M&A executives
MarkMonitor	Online brand protection	Business executives, IP counsel, licensing executives, strategists, business developers and marketing executives
SERION	Suite of trademark research solutions within a web-based workflow environment for screening, searching and protecting brands globally	Trademark attorneys, paralegals, IP executives, marketing executives, name generators and competitive intelligence analysts in corporations and law firms
Thomson Reuters Web of Knowledge	Multidisciplinary platform that provides access to scholarly literature along with tools to search, track, measure and collaborate	Scientists, researchers, scholars and librarians at government agencies, research institutions and universities
EndNote	Research management solution for searching, collecting, organizing and sharing research	Researchers, scholarly writers, students and librarians
Research Analytics	A suite of solutions to evaluate and measure research performance, locate experts, promote accomplishments, demonstrate impact, define research strategies and guide decisions	Academic and research institutions, governments, not-for-profits and funding agencies
ScholarOne	Peer-review workflow solutions that streamline and manage the submission, review, production, and publication processes	Publishers, organizations and associations
Thomson Reuters Cortellis	Integrated platform containing authoritative R&D drug pipeline information, patents, deals, company information, breaking industry news, conference coverage and global regulatory intelligence	Business development, licensing, investment and regulatory professionals at pharmaceutical and biotechnology companies

Thomson Reuters Annual Report 2012

Major Brands	Type of Product/Service	Target Customers
Life Sciences Professional Services	Analysts with deep pharmaceutical and life science knowledge who apply disease understanding and patient needs to discovery, clinical development and launch	Life science, pharmaceutical and biotechnology companies
Thomson Reuters Integrity	Detailed information for scientists and researchers that integrates biology, chemistry and pharmacology data to support drug discovery and development	R&D scientific professionals at pharmaceutical and biotechnology companies
Thomson Reuters MetaCore	Integrated software suite for analysis of microarray, metabolic, proteomics, siRNA, microRNA and screening data	Scientists, biologists and researches at biotechnology and pharmaceutical companies

COMPETITION

Primary competitors of the IP Solutions business include Wolters Kluwer’s Corsearch, CPA Global, LexisNexis, Google Patents, Minesoft and patent office sites. Primary competitors of the Life Sciences business are Reed Elsevier, Wolters Kluwer, Informa, and IMS. Primary competitors of the Scientific & Scholarly Research business are Reed Elsevier, Google Scholar, Mendeley, RefWorks, ProQuest, EBSCO and Aries.

GLOBAL GROWTH & OPERATIONS

We formed our Global Growth & Operations (GGO) organization at the beginning of 2012. GGO works with our Financial & Risk, Legal, Tax & Accounting and Intellectual Property & Science businesses to combine our global capabilities and to expand our local presence and development in countries and regions where we believe the greatest growth opportunities exist. GGO is not a separate business unit and we report financial results for GGO in our Financial & Risk, Legal, Tax & Accounting and Intellectual Property & Science businesses results. Geographic areas that GGO is currently focused on include Latin America, China, India, the Middle East, Africa, the Association of Southeast Asian Nations/North Asia, Russia and countries comprising the Commonwealth of Independent States (CIS) and Turkey. GGO also manages our nine global operations centers that provide services across Thomson Reuters.

In its first year, GGO closed nine acquisitions, launched a number of innovative products, delivered efficiencies through the operations centers and helped leverage capabilities across our business segments.

REUTERS NEWS

Powered by more than 2,800 journalists reporting from bureaus around the world, we deliver news in over 20 different languages that influences the world’s markets, media, companies and consumers globally. Our news has a reputation for speed, accuracy and fairness, as well as insight, depth and understanding.

We provide exclusive interviews with business, political and economic leaders, in-depth coverage, agenda-setting commentary and analysis on company and industry trends, and other breaking news. In 2012, we delivered 2.1 million unique news stories, nearly one million alerts, 680,000 pictures/images and 100,000 video stories.

In 2012, we combined our editorial and media businesses into an integrated news organization. We believe that the newly combined unit allows us to provide greater value to our business segments, bolster our global brand and to strengthen our news agency and direct-to-customer products.

Primary competitors include the Associated Press, Agence France-Presse, Bloomberg and Dow Jones.

OTHER BUSINESSES

From time to time, we sell businesses that are no longer aligned with our strategic focus. We provide information on the performance of these “Other Businesses” separately from our reportable segments. Most notably, Other Businesses includes our Healthcare business. In 2012, we sold our Healthcare business, Financial & Risk’s Portia business, Trade and Risk Management business and eXimius business and Tax & Accounting’s Property Tax Services business. In the first quarter of 2013, we sold Legal’s Law School Publishing business (which had been announced for sale in 2012).

Thomson Reuters Annual Report 2012

CORPORATE HEADQUARTERS

Our corporate headquarters seeks to foster a group-wide approach to management while allowing our business units sufficient operational flexibility to serve their customers effectively. The corporate headquarters’ four primary areas of focus are strategy and capital allocation, technology and innovation, talent management and brand management. The corporate headquarters is also responsible for overall direction on communications, investor relations, tax, accounting, finance, treasury and legal, and administers certain human resources services, such as employee compensation, benefits administration, share plans and training and development.

Our corporate headquarters are located in New York, New York with key corporate operations around the world, including in the United Kingdom, India, Eagan, Minnesota and Stamford, Connecticut.

TECHNOLOGY

With the rapid pace of change in our industry, we seek to be innovative and agile, evolving our products, services and company to better meet our customers’ needs. Technology helps drive our next generation of solutions.

Behind our innovative products and technology is our expert-enriched content. We believe that the smart application of technology improves the relevance of information and speed of delivery to our customers. We continue to recognize the value in deeply understanding customer behaviors to help improve our products and grow our revenues. By leveraging shareable platforms and working across our business units, we are transforming the way we provide content, providing greater value to our customers in our product offerings. We are also working to find new ways to deliver our content, including by expanding our mobile offerings.

In 2012, technology-related capital expenditures represented approximately 91% of our total capital expenditures for the year. The centralization of our technology organization has helped us improve and simplify our internal technology processes and systems, while reducing our overall technology-related spend. We are transforming our technology infrastructure, driving toward more standardized and modern data centers, IT systems, business systems and networks. We are also focused on utilizing technology as part of our security programs to safeguard our assets and those of our customers.

INTELLECTUAL PROPERTY

Many of our products and services are comprised of information delivered through a variety of media, including online, software-based applications, smartphones, tablets, books, journals and dedicated transmission lines. Our principal IP assets include patents, trademarks, trade secrets, databases and copyrights in our content. We believe that our IP is sufficient to permit us to carry on our business as presently conducted. We also rely on confidentiality agreements to protect our rights. We continue to apply for and receive patents for our innovative technologies. Additionally, we continue to acquire patents through the acquisition of companies. We also obtain significant content and data through third party licensing arrangements with content providers. We have registered a number of website domain names in connection with our online operations.

RESEARCH AND DEVELOPMENT

Innovation is essential to our success and is one of our primary bases of competition.

We undertake significant R&D which is then incorporated into our products, services and technology. Our R&D team includes research scientists and software developers with backgrounds in mathematics, linguistics, psychology, computer science and artificial intelligence.

We have filed a number of patents on topics such as system ranking, information storage, data mining, information patterns, forecasting, valuation and routing trade orders. We have also published academic papers on topics such as machine learning algorithms and information retrieval. In addition to a dedicated corporate R&D team, our business units also use innovative technology to develop products and services.

SALES AND MARKETING

We primarily sell our products and services directly to our customers. In addition, we have been successful in selling some of our products and services online directly to customers. Focusing some of our marketing and sales efforts online has allowed us to broaden our range of customers and reduce sales and marketing costs.

CORPORATE RESPONSIBILITY

Corporate Responsibility (CR) is an integral part of the way we do business. We have a CR policy that describes how we manage our impact in four areas: the community (the places and societies in which we operate), our workplace (employees), the environment and the marketplace (customers, suppliers and investors). By articulating focus areas, we are able to define our responses to global standards and charters in ways that are meaningful to our business.

Thomson Reuters Annual Report 2012

In 2012, we continued to refine our approach to CR, aligning it to the needs of our business, with the support of our CR governance committee (comprised of representatives from across our business), and making it more responsive to the expectations of our stakeholders. Additionally, with the publication of our first global CR report, we have made progress reporting on our activity to a wider audience of our stakeholders.

COMMUNITY

In 2012, we launched our new internal philanthropy platform, My Community, which our employees use for our volunteering, matching gifts and employee giving programs. Our employees exemplified a commitment to the community by volunteering over 35,000 hours in 2012, up from nearly 21,000 hours in 2011. In addition to these programs, we also recognize and reward employee community service efforts through our Community Champion Awards program with company donations to support personal charitable initiatives across the globe.

The Thomson Reuters Foundation, a not-for-profit organization supported by our company, leverages skills and expertise across our organization to increase trust in, and access to, the rule of law, saving lives through the provision of trusted information and improving standards of journalism. Additional information on their work can be found at www.trust.org.

WORKPLACE

Our business is founded on integrity, independence and freedom from bias which is codified through the Thomson Reuters Trust Principles and complemented by our Code of Business Conduct and Ethics alongside our anti-bribery and anti-corruption policy. All of our employees are required to acknowledge our Code of Business Conduct and Ethics, which reflects our values as a company and our approach to doing business.

ENVIRONMENT

We derived 91% of our 2012 revenues from information delivered electronically, software and services. We recognize that as a provider of electronic information, we have an increasing responsibility to operate our data centers and our global real estate portfolio as efficiently as possible. During 2012, we focused on improving our data collection methodology used to compute our annual environmental impact, or carbon footprint. In conjunction with this baseline work, we hope to develop an environmental sustainability strategy for carbon management across our business. To support this, we have established a “Green Council” to develop workstreams across our business.

We promote environmental best practices through our network of employee-driven “Green Teams” around the world, enabling them to share ideas and promote new initiatives, such as focusing on energy saving initiatives and promoting office recycling.

MARKETPLACE

We have a Supply Chain Ethical Code that is designed to ensure that our suppliers and vendors meet a specified set of standards. The code reflects anti-bribery and anti-corruption legislation and additional suppliers have agreed to comply with the code in operating their businesses and providing services to us. We also provide products and services which support our CR focus and in 2012 we launched a new website, sustainability.thomsonreuters.com, which brings together our work advising decision makers in the professional and business communities.

ACQUISITIONS AND DISPOSITIONS

During the last three years, we made a number of tactical acquisitions which complemented our existing businesses. For many of these acquisitions, we purchased information or a service that we integrated into our operations to broaden the range of our offerings. We have also directed our acquisition spending to broadening our product and service offerings in higher growth market segments and executing our global growth strategy, particularly in rapidly developing economies. Key tactical acquisitions in 2012 included FXall in Financial & Risk, MarkMonitor in Intellectual Property & Science and Dr. Tax Software in Tax & Accounting. In February 2013, we closed the acquisition of Practical Law Company in Legal.

In addition, as part of our continuing strategy to optimize our portfolio of businesses and ensure that we are investing in parts of our business that offer the greatest opportunities to achieve growth and returns, we also actively pursued the sale of a number of businesses during the last three years. In 2012, we sold our Healthcare business, Financial & Risk’s Portia business, Trade and Risk Management business and eXimius business and Tax & Accounting’s Property Tax Services business. In the first quarter of 2013, we sold Legal’s Law School Publishing business (which had been announced for sale in 2012). For more information on acquisitions and dispositions that we made in the last three years, please see the “Management’s Discussion and Analysis” section of this annual report.

Thomson Reuters Annual Report 2012

EMPLOYEES

The following table sets forth information about our employees as of December 31, 2012.

Thomson Reuters	59,400
Americas	27,600
Europe, Middle East and Africa	12,100
Asia	19,700

Financial & Risk	20,700
Legal	10,200
Intellectual Property & Science	2,700
Tax & Accounting	5,500
Global Growth & Operations	6,900
News	3,200
Corporate headquarters	10,200

In February 2013, we announced that we plan to reduce the number of employees in our Financial & Risk business and GGO organization by approximately 2,500 during 2013.

We believe that we generally have good relations with our employees, unions and work councils, although we have had disputes from time to time with the various unions that represent some of our employees. Our senior management team is committed to maintaining good relations with our employees, unions and works councils.

PROPERTIES AND FACILITIES

We own and lease office space and facilities around the world to support our businesses. We believe that our properties are in good condition and are adequate and suitable for our present purposes. The following table provides summary information about our principal properties as of December 31, 2012.

Facility	Approx. sq. ft.	Owned/Leased	Principal use
610 Opperman Drive, Eagan, Minnesota	2,792,000	Owned	Legal headquarters and operating facilities
3 Times Square, New York, New York	481,700	Owned/Leased2	Thomson Reuters headquarters and Financial & Risk operating facilities
195 Broadway, New York, New York	435,200	Leased	Financial & Risk and Tax & Accounting offices
2395 Midway Road, Carrollton, Texas	409,150	Owned	Tax & Accounting headquarters and operating facilities
Boston, Massachusetts1	312,000	Leased	Financial & Risk operating facilities
Geneva, Switzerland	291,160	Owned	Financial & Risk operating facilities
Canary Wharf, London, United Kingdom	282,700	Leased	Financial & Risk operating facilities
RMZ Infinity, Bangalore, India	248,000	Leased	Financial & Risk operating facilities
Blackwall Yard, London, United Kingdom	240,000	Owned	Financial & Risk Dockland’s Technical Center

1	Consists of three addresses.

2
We lease this facility from 3XSQ Associates, an entity owned by one of our subsidiaries and Rudin Times Square Associates LLC. 3XSQ Associates was formed to build and operate the 3 Times Square property and building in New York, New York that now serves as our corporate headquarters. 481,700 sq. ft. represents the net amount of office space that we currently physically occupy. The main lease covers a total of 688,000 sq. ft., with an additional 30,500 sq. ft. that we occupy under sub-lease. Under the main lease, 223,000 sq. ft. has been sub-leased and 13,800 sq. ft. is used for storage.

Thomson Reuters Annual Report 2012

RISK FACTORS

The risks and uncertainties below represent the risks that our management believes are material. If any of the events or developments discussed below actually occurs, our business, financial condition or results of operations could be adversely affected. Other factors not presently known to us or that we presently believe are not material could also affect our future business and operations.

We may be adversely affected by uncertainty and future downturns in the markets that we serve, in particular in the financial services and legal industries.

Our performance depends on the financial health and strength of our customers, which in turn is dependent on the general economies in North America, Europe, Asia and Latin America. In 2012, we derived approximately 81% of our ongoing business revenues from our financial and legal businesses.

The economic environment in 2012 for our businesses was more challenging than we had anticipated. The United States recently grappled with the “fiscal cliff” and faces ongoing contentious discussions about debt levels and spending. The Eurozone has recently struggled to revive countries with weaker economies from the brink of default. Asia and Latin America, while more robust, have been challenged in trying to maintain recent gross domestic product (GDP) growth rates. These global challenges have also impacted governments which rely on individuals and companies for taxes and other revenues. Unemployment and underemployment in many parts of the world have experienced record or near-record highs.

In 2012, this uncertainty in global economic and market conditions continued to cause disruptions and volatility worldwide, particularly in the financial services industry. The financial services industry remains increasingly challenged with heightened regulatory scrutiny, increasing capital requirements, lower transaction volumes in certain markets and asset classes, consolidation among firms and low overall anticipated market growth. In 2012, the combination of these factors continued to put intense pressure on financial institutions’ profitability and returns, forcing many of them to reduce their staff and decrease hiring efforts. Continued global economic uncertainty and future downturns in the financial services industry in one or more of the countries in which we operate or significant trading market disruptions or suspensions could adversely affect our Financial & Risk business.

Uncertain and changing economic conditions also continue to impact the legal industry. Larger law firms in particular have experienced lower revenue growth as corporate counsels continue to limit increases in billing rates and hours. This has caused a number of law firms to increase their focus on reducing costs.

In our Tax & Accounting business, economic uncertainty, funding delays and pressures to reduce spending have caused some of our government customers in particular to extend the sales cycle and delay the signing of certain agreements. Customers of our Intellectual Property & Science business are also focused on controlling their discretionary and transaction-related spending.

Cost-cutting or reduced activity by any of our customer segments may decrease demand for some of our products and services. This could adversely affect our financial results by reducing our revenues, which could in turn reduce the profitability of some of our products and services. Cost-cutting by customers has also recently caused us to simplify our organization and take additional steps to optimize our own cost structure as a means to maintain or improve profitability.

We operate in highly competitive markets and may be adversely affected by this competition.

The markets for our information, services and news are highly competitive and are subject to rapid technological changes and evolving customer demands and needs. Many of our principal competitors are established companies that have substantial financial resources, recognized brands, technological expertise and market experience and these competitors sometimes have more established positions in certain product segments and geographic regions than we do. We also compete with smaller and sometimes newer companies, some of which may be able to adopt new or emerging technologies or address customer requirements more quickly than we can. We may also face increased competition from Internet service companies and search providers that could pose a threat to some of our businesses by providing more in-depth offerings, adapting their products and services to meet the demands of their customers or combining with one of their traditional competitors to enhance their products and services.

Thomson Reuters Annual Report 2012

Our competitors are also continuously enhancing and improving their products and services (such as by adding new content and functionalities), developing new products and services and investing in technology to better serve the needs of their existing customers and to attract new customers. Our competitors may also continue to acquire additional businesses in key sectors that will allow them to offer a broader array of products and services. Some of our competitors are also marketing their products as a lower cost alternative, though we believe that many of our customers continue to see the value reflected in our offerings that sometimes results in a higher price. As some of our competitors are able to offer products and services that may be viewed as more cost effective than ours or which may be seen as having greater functionality or performance than ours, the relative value of some of our products or services could be diminished. Some of our current or future products or services could also be rendered obsolete as a result of competitive offerings. Competition may require us to reduce the price of some of our products and services or make additional capital investments that would adversely affect profit margins. If we are unable or unwilling to do so, we may lose market share and our financial results may be adversely affected. In addition, some of our customers have in the past and may decide again to develop independently certain products and services that they obtain from us, including through the formation of consortia. To the extent that customers become more self-sufficient, demand for our products and services may be reduced. If we fail to compete effectively, our financial condition and results of operations could be adversely affected.

If we are unable to develop new products, services, applications and functionalities to meet our customers’ needs, attract new customers, expand into new geographic markets and identify areas of higher growth, our ability to generate revenues may be adversely affected.

Our growth strategy involves developing new products, services, applications and functionalities to meet our customers’ needs and maintaining a strong position in the sectors that we serve. Over the last few years, we made significant investments in the development, promotion and improvement of our products, such as WestlawNext, Thomson Reuters Eikon and Thomson Reuters Elektron. We are also focused on investing in areas that we believe will provide us with the highest levels of growth over the long term. Recent examples of this focus include our acquisitions of FXall (to connect the sell-side and buy-side in foreign exchange), Practical Law Company (to provide transactional lawyers with more know-how solutions) and MarkMonitor (to provide online brand protection to our Intellectual Property & Science customers). As the information and news services industries continue to undergo rapid evolution, we must be able to anticipate and respond in a timely and cost effective manner to our customers’ needs, industry trends and technological changes in order to maintain and improve our competitiveness.

In 2011, we experienced a number of challenges related to the launch and development of Thomson Reuters Eikon. While we believe that in 2012 we made significant progress improving the performance, stability and functionality of Thomson Reuters Eikon, if our Financial & Risk customers’ adoption rates for new products and services targeted to financial services professionals are lower than our expectations, our results of operations may be adversely affected.

Within our Legal business, while adoption rates for WestlawNext have been strong and we believe that lawyers recognize the product’s value, the law firm industry (particularly in the U.S.) continues to be challenging as law firms remain under pressure by their clients to control costs, including spending on legal research. As a result, we have experienced a slight decline in U.S. legal research revenues in the last two years. While we have been allocating greater amounts of capital to other parts of our Legal business that we believe present the highest growth opportunities, a further decline in our legal research revenues could adversely affect our results of operations.

Some of our businesses, in particular Legal and Intellectual Property & Science, are evolving towards becoming greater providers of solutions to our customers as part of an ongoing transformation from focusing primarily on providing data and information. These solutions often are designed to integrate our core information with software and workflow tools. While we believe that transitioning a greater part of our business to solutions will help us increase customer value, create growth, diversify business mix and differentiate us from competitors, operating a business with a greater percentage of solutions may result in lower profit margins.

In addition, we plan to grow by attracting new customers and continuing to expand into Asia, Latin America and the Middle East. It may take us a significant amount of time and expense to develop new products, services, applications and functionalities to meet needs of customers, attract new customers or expand into these markets. If we are unable to do so, our ability to generate revenues may be adversely affected.

Increased accessibility to free or relatively inexpensive information sources may reduce demand for our products and services.

In recent years, more public sources of free or relatively inexpensive information have become available, particularly through the Internet, and this trend is expected to continue. For example, some governmental and regulatory agencies have increased the amount of information they make publicly available at no cost. In addition, several companies and organizations have made certain legal and financial information publicly available at no cost. “Open source” software that is available for free may also provide some functionality similar to that in some of our products.

Thomson Reuters Annual Report 2012

Public sources of free or relatively inexpensive information may reduce demand for our products and services. Demand could also be reduced as a result of cost-cutting initiatives at certain companies and organizations. Although we believe our information is more valuable and enhanced through analysis, tools and applications that are embedded into customers’ workflows, our financial results may be adversely affected if our customers choose to use these public sources as a substitute for our products or services.

We rely heavily on network systems and the Internet and any failures or disruptions may adversely affect our ability to serve our customers.

Most of our products and services are delivered electronically and our customers depend on our ability to handle rapidly substantial quantities of data and transactions on computer-based networks and the continued capacity, reliability and security of our electronic delivery systems and websites and the Internet. A number of our customers also entrust us with storing and securing their own data and information.

While we have dedicated resources who are responsible for maintaining appropriate levels of cybersecurity and we utilize third party technology to help protect our company against security breaches and cyber incidents, our measures may not be effective and any security breaches and cyber incidents could adversely affect our business. Any significant failure, compromise, cyber-breach or interruption of our systems, including operational services, loss of service from third parties, sabotage, break-ins, war, terrorist activities, human error, natural disaster, power or coding loss and computer viruses, could cause our systems to operate slowly or could interrupt service for periods of time. Any breach of data security caused by one of these events could also result in unintentional disclosure of, or unauthorized access to, customer, vendor, employee or other sensitive data or information, which could potentially result in additional costs to our company to enhance security or to respond to occurrences, lost sales, violations of privacy or other laws, penalties or litigation. Our reputation could also be damaged and customers could lose confidence in our security measures, which would harm our business. Any of these could have a material adverse effect on our business and results of operations. In the past, we have had some security breaches and cyber incidents as well as occasional system interruptions that have made some of our services or websites unavailable for a limited period of time, but none of these have been material to our business. In addition, while we have disaster recovery plans that include back-up facilities for our primary data centers, our systems are not always fully redundant and our disaster planning may not always be sufficient or effective. While we maintain what we believe is sufficient insurance coverage that may (subject to certain policy terms and conditions including self-insured deductibles) cover certain aspects of third party security and cyber risks and business interruption, such insurance coverage might not always cover all losses.

Our ability to effectively use the Internet may also be impaired due to infrastructure failures, service outages at third party Internet providers or increased government regulation. In addition, we are facing significant increases in our use of power and data storage. We may experience shortage of capacity and increased costs associated with such usage. These events may affect our ability to store, handle and deliver data and services to our customers.

From time to time, update rates of market data have increased. This can sometimes impact product and network performance. Factors that have significantly increased the market data update rates include the emergence of proprietary data feeds from other markets, high market volatility, decimalization, reductions in trade sizes resulting in more transactions, new derivative instruments, increased automatically-generated algorithmic and program trading, market fragmentation resulting in an increased number of trading venues, and multiple listings of options and other securities.

Changes in legislation and regulation pertaining to market structure and dissemination of market information may also increase update rates. While we continue to implement a number of capacity management initiatives, there can be no assurance that our company and our network providers will be able to accommodate accelerated growth of peak traffic volumes or avoid other failures or interruptions.

We generate a significant percentage of our revenues from recurring subscription-based arrangements, and our ability to maintain existing revenues and to generate higher revenues is dependent in part on maintaining a high renewal rate.

In 2012, 86% of our revenues were derived from subscriptions or similar contractual arrangements, which result in recurring revenues. Our revenues are supported by a relatively fixed cost base that is generally not impacted by fluctuations in revenues. Our subscription arrangements are most often for a term of one year or renew automatically under evergreen arrangements. With appropriate notice, however, certain arrangements are cancelable quarterly, particularly within our Financial & Risk business. In addition, the renewals of longer-term arrangements are often at the customer’s option. In order to maintain existing revenues and to generate higher revenues, we are dependent on a significant number of our customers to renew their arrangements with us. In 2012, approximately 90% of our customers renewed their arrangements with us. In our Legal, Intellectual Property & Science and Tax & Accounting business units, our customers have increasingly been seeking products and services delivered electronically and continue to migrate away from higher margin print products. In 2012, our print-related revenues declined 3%. Our revenues could also be lower if a significant number of our customers renewed their arrangements with us, but reduced the amount of their spending.

Thomson Reuters Annual Report 2012

We are dependent on third parties for data, information and other services.

We obtain significant data and information through licensing arrangements with content providers, some of which may be viewed as competitors. In addition, we rely on third party service providers for telecommunications and certain human resources administrative functions. Some providers may seek to increase fees for providing their proprietary content or services and others may not offer our company an opportunity to renew existing agreements. If we are unable to renegotiate commercially acceptable arrangements with these content or service providers or find substitutes or alternative sources of equivalent content or service, our business could be adversely affected. Our revenues and margins could also be reduced if some of our competitors obtained exclusive rights to provide or distribute certain types of data or information that was viewed as critical by our customers.

We may be adversely affected by changes in legislation and regulation.

We may be impacted by legislative and regulatory changes that impact our customers’ industries, in particular customers of our Financial & Risk business. In 2010, the Dodd-Frank Act was adopted in the United States and similar laws and regulations may be adopted in the future in other countries. Legal and regulatory changes, including regulations to implement the Dodd-Frank Act, may impact how we provide products and services to our customers.

Existing and proposed legislation and regulations, including changes in the manner in which such legislation and regulations are interpreted by courts, may impose limits on our collection and use of certain kinds of information and our ability to communicate such information effectively to our customers. Laws relating to e-commerce, electronic and mobile communications, privacy and data protection, anti-money laundering, direct marketing and digital advertising and the use of public records have also become more prevalent in recent years. It is difficult to predict in what form laws and regulations will be adopted or how they will be construed by the relevant courts, or the extent to which any changes might adversely affect us. Existing and proposed legislation and regulation, some of which may be conflicting on a global basis (such as the U.S. Foreign Corrupt Practices Act, the U.K. Bribery Act and similar laws), may also increase our cost of doing business or require us to change some of our existing business practices. Although we have implemented policies and procedures that are designed to ensure compliance, we could be subject to fines or penalties as well as reputational harm for any violations.

In addition, changes in tax laws and/or uncertainty over their application and interpretation may adversely affect our results. Changes in tax laws or tax rulings may also adversely affect our effective tax rate or require adjustments to our previously filed tax returns, which if unfavorable, may adversely affect our results. We operate in many countries worldwide and our earnings are subject to taxation in many different jurisdictions and at different rates. We seek to organize our affairs in a tax efficient manner, taking account of the jurisdictions in which we operate. Tax laws that apply to our company may also be amended by the relevant authorities due to changes in fiscal circumstances or priorities. These types of amendments, or their application to our company, may adversely affect our results.

If we are unable to successfully adapt to organizational changes, our reputation and results of operations could be impacted.

We experienced significant organizational changes over the last two years following the elimination of our two divisions and the restructuring of our business units. In January 2012, these changes included several senior leadership changes, including a new CEO and CFO of our company and new Presidents for each of our business units. We also realigned the salesforce for our Financial & Risk business to be closer to its customers, products and market segments. Our ability to successfully manage organizational changes is important for our future business success. In particular, our reputation and results of operations could be harmed if employee morale, engagement or productivity decline as a result of organizational changes.

If we do not continue to recruit, motivate and retain high quality management and key employees, we may not be able to execute our strategies.

The completion and execution of our strategies depends on our ability to continue to recruit, motivate and retain high quality management and employees across all of our businesses. We compete with many businesses that are seeking skilled individuals, including those with advanced technological abilities. Competition for professionals in our financial services and legal businesses in particular can be intense as other companies seek to enhance their positions in our market segments. In addition, our organizational changes could cause our employee attrition rate to increase. We may not be able to continue to identify or be successful in recruiting, motivating or retaining the appropriate qualified personnel for our businesses and this may adversely affect our ability to execute our strategies. As greater focus has been placed on executive compensation at public companies, in the future, we may be required to alter our compensation practices in ways that could adversely affect our ability to attract and retain talented employees.

Thomson Reuters Annual Report 2012

Operating globally involves challenges that we may not be able to meet and that may adversely affect our ability to grow.

We believe that there are advantages to operating globally, including a proportionately reduced exposure to the market developments of a single country or region. However, there are certain risks inherent in doing business globally which may adversely affect our business and ability to grow. These risks include difficulties in penetrating new markets due to established and entrenched competitors, difficulties in developing products and services that are tailored to the needs of local customers, lack of local acceptance or knowledge of our products and services, lack of recognition of our brands, unavailability of joint venture partners or local companies for acquisition, instability of international economies and governments, exposure to adverse government action in countries where we may conduct reporting activities, changes in laws and policies affecting trade and investment in other jurisdictions, and exposure to varying legal standards, including intellectual property protection laws. Adverse developments in any of these areas could cause our actual results to differ materially from expected results. Challenges associated with operating globally may increase for our company as we continue to expand into geographic areas that we believe present the highest growth opportunities. In 2012, approximately 44% of our revenues were derived outside of North America and we expect this percentage to increase in the future. As of December 31, 2012, approximately 60% of our employees were located outside of North America and 13% of our 2012 acquisition spending was outside of North America.

We may be unable to derive fully the anticipated benefits from our existing or future acquisitions, joint ventures, investments or dispositions.

Acquisitions and dispositions are an important part of our portfolio optimization strategy. In the last three years, we acquired 94 companies and sold 11 businesses. We expect acquisition and disposition activity to continue in the future.

Acquisitions have been an important part of our growth strategy over the last several years to expand and enhance our products, services and customer base and to enter new geographic areas. In the future, we may not be able to successfully identify attractive acquisition opportunities or make acquisitions on terms that are satisfactory to our company from a commercial perspective. In addition, competition for acquisitions in the industries in which we operate during recent years has escalated, and may increase costs of acquisitions or cause us to refrain from making certain acquisitions. We may also be subject to increasing regulatory scrutiny from competition and antitrust authorities in connection with acquisitions. Achieving the expected returns and synergies from past and future acquisitions will depend in part upon our ability to integrate the products and services, technology, administrative functions and personnel of these businesses into our segments in an efficient and effective manner. We cannot assure you that we will be able to do so, or that our acquired businesses will perform at anticipated levels or that we will be able to obtain these synergies. Management resources may also be diverted from operating our existing businesses to certain acquisition integration challenges. If we are unable to successfully integrate acquired businesses, our anticipated revenues and profits may be lower. Our profit margins may also be lower, or diluted, following the acquisition of companies whose profit margins are less than those of our existing businesses. Acquisition spending may also reduce our earnings per share in certain periods.

We have also historically decided from time to time to dispose of assets or businesses that are no longer aligned with strategic objectives or current business portfolio. We expend costs and management resources to complete divestitures. Any failures or delays in completing divestitures could have an adverse effect on our financial results and on our ability to execute our strategy.

Our brands and reputation are important company assets and are key to our ability to remain a trusted source of information and news.

The integrity of our brands and reputation is key to our ability to remain a trusted source of information and news and to attract and retain customers. Negative publicity regarding our company or actual, alleged or perceived issues regarding one of our products or services could harm our relationship with customers. Failure to protect our brands or a failure by our company to uphold the Thomson Reuters Trust Principles may adversely impact our credibility as a trusted supplier of content and may have a negative impact on our information and news business.

We may be required to take future impairment charges that would reduce our reported assets and earnings.

Goodwill and other identifiable intangible assets comprise a substantial portion of our total assets. We are required under IFRS to test our goodwill and identifiable intangible assets with indefinite lives for impairment on an annual basis. We also are required by IFRS to perform an interim or periodic review of our goodwill and all identifiable intangible assets if events or changes in circumstances indicate that impairment may have occurred. Impairment testing requires our company to make significant estimates about our future performance and cash flows, as well as other assumptions. Economic, legal, regulatory, competitive, contractual and other factors as well as changes in our company’s share price and market capitalization may affect these assumptions. If our testing indicates that impairment has occurred relative to current fair values, we may be required to record a non-cash impairment charge in the period the determination is made. Recognition of an impairment would reduce our reported assets and earnings.

Thomson Reuters Annual Report 2012

In 2011, we incurred a $3.0 billion goodwill impairment charge. This non-cash charge was due to weaker than expected performance by our former Markets division, which consisted largely of businesses now in our Financial & Risk segment. We cannot accurately predict whether we will have any future impairment charges. If we were required to record additional impairment charges in the future, our financial condition and results of operations could be adversely affected.

Our intellectual property rights may not be adequately protected, which may adversely affect our financial results.

Many of our products and services are based on information delivered through a variety of media, including online, software-based applications, smartphones, tablets, books, journals and dedicated transmission lines. We rely on agreements with our customers and employees and patent, trademark, copyright and other intellectual property laws to establish and protect our proprietary rights in our products and services. Third parties may be able to copy, infringe or otherwise profit from our proprietary rights without authorization and the Internet may facilitate these activities. We also conduct business in some countries where the extent of effective legal protection for intellectual property rights is uncertain. We cannot assure you that we have adequate protection of our intellectual property rights. If we are not able to protect our intellectual property rights, our financial results may be adversely affected.

Some of our competitors may also be able to develop new products or services that are similar to ours without infringing our intellectual property rights, which could adversely affect our financial condition and results of operations.

We operate in a litigious environment which may adversely affect our financial results.

We may become involved in legal actions and claims arising in the ordinary course of business, including litigation alleging infringement of intellectual property rights, employment matters, breach of contract and other commercial matters. Due to the inherent uncertainty in the litigation process, the resolution of any particular legal proceeding could result in changes to our products and business practices and could have a material adverse effect on our financial position and results of operations.

From time to time, we have been sued by other companies for allegedly violating their patents. We are significantly dependent on technology and the rights related to it, including rights in respect of business methods. This, combined with the recent proliferation of “business method patents” issued by the U.S. Patent Office, and the litigious environment that surrounds patents in general, has increased patent infringement litigation over the last few years. Increasingly, our company (as well as other companies) have experienced more alleged claims from third parties whose sole or primary business is to monetize patents. If an infringement suit against our company is successful, we may be required to compensate the third party bringing the suit either by paying a lump sum or ongoing license fees to be able to continue selling a particular product or service. This type of compensation could be significant, in addition to legal fees and other costs that we would incur defending such a claim. We might also be prevented or enjoined by a court from continuing to provide the affected product or service. We may also be required to defend or indemnify any customers who have been sued for allegedly infringing a third party’s patent in connection with using one of our products or services. Responding to intellectual property claims, regardless of the validity, can be time consuming for our technology personnel and management.

Antitrust/competition-related claims or investigations could result in changes to how we do business and could be costly.

We are subject to applicable antitrust and competition laws and regulations in the countries where we have operations. These laws and regulations seek to prevent and prohibit anti-competitive activity. From time to time, we may be subject to antitrust/competition-related claims and investigations. Following such a claim or investigation, we may be required to change the way that we offer a particular product or service and if we are found to have violated antitrust or competition laws or regulations, we may be subject to fines or penalties. Any antitrust or competition-related claim or investigation could be costly for our company in terms of time and expense and could have an adverse effect on our financial condition and results of operations.

Our credit ratings may be downgraded, which may impede our access to the debt markets or raise our borrowing rates.

Our access to financing depends on, among other things, suitable market conditions and the maintenance of suitable long-term credit ratings. Our credit ratings may be adversely affected by various factors, including increased debt levels, decreased earnings, declines in customer demands, increased competition, a further deterioration in general economic and business conditions and adverse publicity. Any downgrades in our credit ratings may impede our access to the debt markets or raise our borrowing rates.

Thomson Reuters Annual Report 2012

Currency and interest rate fluctuations and either the reintroduction of individual currencies within the Eurozone or the dissolution of the Euro may have a significant impact on our reported revenues and earnings.

Our financial statements are expressed in U.S. dollars and are, therefore, subject to movements in exchange rates on the translation of the financial information of businesses whose operational currencies are not U.S. dollars. We receive revenues and incur expenses in many currencies and are thereby exposed to the impact of fluctuations in various currency rates. To the extent that these currency exposures are not hedged, exchange rate movements may cause fluctuations in our consolidated financial statements. As our operations outside of the U.S. continue to expand, we expect this trend to continue. In particular, we have exposure to the British pound sterling and the Euro. We mitigate this exposure by entering into exchange contracts to purchase or sell certain currencies in the future at fixed amounts. Because these instruments have not been designated as hedges for accounting purposes, changes in the fair value of these contracts are recognized through the income statement with no offsetting impact. In addition, if the foreign currency hedging markets are negatively affected by clearing and trade execution regulations imposed by the Dodd−Frank Act, the cost of hedging our foreign exchange exposure could increase.

We monitor the financial stability of the foreign countries in which we operate. In particular, we continue to closely watch conditions in Europe relative to sovereign debt concerns. While our exposure to higher risk countries, such as Greece and Spain, is proportionately small relative to our European operations as a whole, currency and economic disruption stemming from other Eurozone countries could have a more significant impact on the economic environment. If economic conditions in Europe worsen, we expect there would be an adverse impact on our results as well as on our ability to collect trade receivables from our customers in the region. To mitigate risk of loss, we monitor the creditworthiness of our customers and have policies and procedures for trade receivables collection and global cash management to ensure adequate liquidity is available to us.

Substantially all of our non-U.S. dollar-denominated debt is in Canadian dollars and has been hedged into U.S. dollars. In addition, an increase in interest rates from current levels could adversely affect our results in future periods.

We have significant funding obligations for pension and post-retirement benefit arrangements that are affected by factors outside of our control.

We have significant funding obligations for various pension and other post-retirement benefit arrangements that are affected by factors outside of our control. The valuations of material plans are determined by independent actuaries. Long-term rates of return for pension plans and post-retirement benefit arrangements are based on evaluations of historical investment returns and input from investment advisors. These valuations and rates of return require assumptions to be made in respect of future compensation levels, expected mortality, inflation, the expected long-term rate of return on the assets available to fund the plans, the expected social security costs and medical cost trends, along with the discount rate to measure obligations. These assumptions are reviewed annually. While we believe that these assumptions are appropriate given current economic conditions, significant differences in results or significant changes in assumptions may materially affect pension plan and post-retirement benefit obligations and related future expenses.

Woodbridge controls our company and is in a position to affect our governance and operations.

Woodbridge beneficially owned approximately 55% of our shares as of March 1, 2013. For so long as Woodbridge maintains its controlling interest in our company, it will generally be able to approve matters submitted to a majority vote of our shareholders without the consent of other shareholders, including, among other things, the election of our board. In addition, Woodbridge may be able to exercise a controlling influence over our business and affairs, the selection of our senior management, the acquisition or disposition of our assets, our access to capital markets, the payment of dividends and any change of control of our company, such as a merger or take-over. The effect of this control may be to limit the price that investors are willing to pay for our shares. In addition, a sale of shares by Woodbridge or the perception of the market that a sale may occur may adversely affect the market price of our shares.

Changes in the tax residence of our company could cause us adverse tax consequences.

We expect our company will remain resident only in Canada for tax purposes. However, if our company were to cease to be resident solely in Canada for tax purposes (including as a result of changes in applicable laws or in Canadian regulatory practice), this could cause us adverse tax consequences.

Thomson Reuters Founders Share Company holds a Thomson Reuters Founders Share in our company and may be in a position to affect our governance and management.

Thomson Reuters Founders Share Company was established to safeguard the Thomson Reuters Trust Principles, including the independence, integrity and freedom from bias in the gathering and dissemination of information and news. The Founders Share Company holds a Thomson Reuters Founders Share in our company. The interest of the Founders Share Company in safeguarding the Trust Principles may conflict with our other business objectives, impose additional costs or burdens on us or otherwise affect the management and governance. In addition, the Founders Share enables the Founders Share Company to exercise extraordinary voting power to safeguard the Trust Principles and to thwart those whose holdings of voting shares of Thomson Reuters threaten the Trust Principles. As a result, the Founders Share Company may prevent a change of control (including by way of a take-over bid or similar transaction) of our company in the future. The effect of these rights of the Founders Share Company may be to limit the price that investors are willing to pay for our shares.

Thomson Reuters Annual Report 2012

THOMSON REUTERS CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS

This management’s discussion and analysis is designed to provide you with a narrative explanation through the eyes of our management of our financial condition and results of operations. We recommend that you read this in conjunction with our 2012 annual financial statements. This management’s discussion and analysis is dated as of March 6, 2013.

About Thomson Reuters - We are the leading source of intelligent information for businesses and professionals. We combine industry expertise with innovative technology to deliver critical information to leading decision-makers. Through approximately 60,000 employees in over 100 countries, we deliver this must-have insight to the financial and risk, legal, tax and accounting, intellectual property and science and media markets, powered by the world’s most trusted news organization.

We derive the majority of our revenues from selling electronic content and services to professionals, primarily on a subscription basis. Over the years, this has proven to be capital efficient and cash flow generative, and it has enabled us to maintain leading and scalable positions in our chosen markets. Within each of the market segments that we serve, we bring in-depth understanding of our customers’ needs, flexible technology platforms, proprietary content and scale. We believe our ability to embed our solutions into customers’ workflows is a significant competitive advantage as it leads to strong customer retention.

How this section is organized - We have organized our management’s discussion and analysis in the following key sections:

•	Overview – a brief discussion of our business;

•	Results of Operations – a comparison of our current and prior period results;

•	Liquidity and Capital Resources – a discussion of our cash flow and debt;

•	Outlook – our current financial outlook for 2013;

•	Related Party Transactions – a discussion of transactions with our principal and controlling shareholder, The Woodbridge Company Limited (Woodbridge), and others;

•	Subsequent Events – a discussion of material events occurring after December 31, 2012 and through the date of this management’s discussion and analysis;

•	Changes in Accounting Policies – a discussion of changes in our accounting policies and recent accounting pronouncements;

•	Critical Accounting Estimates and Judgments – a discussion of critical estimates and judgments made by our management in applying accounting policies;

•	Additional Information – other required disclosures; and

•	Appendices – supplemental information and discussion.

References in this discussion to “$” and “US$” are to U.S. dollars and references to “C$” are to Canadian dollars. In addition, “bp” means “basis points” and “na” and “n/m” refer to “not applicable” and “not meaningful”, respectively. Unless otherwise indicated or the context otherwise requires, references in this discussion to “we,” “our,” “us” and “Thomson Reuters” are to Thomson Reuters Corporation and our subsidiaries.

Forward-looking statements - This management's discussion and analysis also contains forward-looking statements, which are subject to risks and uncertainties that could cause our actual results to differ materially from the forward-looking statements. Forward-looking statements include, but are not limited to, our expectations regarding:

•	General economic conditions and market trends and their anticipated effects on our business;

•	Our 2013 financial outlook;

•	Investments that we have made and plan to make and the timing for businesses that we expect to sell; and

•	Our liquidity and capital resources available to us to fund our ongoing operations, investments and returns to shareholders.

For additional information related to forward-looking statements and material risks associated with them, refer to the section of this management’s discussion and analysis entitled “Cautionary Note Concerning Factors That May Affect Future Results”.

Thomson Reuters Annual Report 2012

OVERVIEW

KEY HIGHLIGHTS

Despite an economic environment that proved to be more challenging than we had anticipated, we achieved our 2012 financial targets and we made significant progress executing our key priorities for the year.

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Our 2012 revenues from ongoing businesses grew 3% (before currency)(1) to $12.9 billion. Tax & Accounting grew 16%, Intellectual Property & Science grew 6% and Legal grew 3%. Our Financial & Risk business grew 1%, as net sales performance was lower than expected. Acquisitions contributed 3% to revenue growth.

•
Adjusted EBITDA(1) increased 5% and the associated margin(1) expanded 100 basis points. Underlying operating profit(1) decreased 5% and the associated margin(1) decreased 130 basis points. Adjusted earnings per share (adjusted EPS)(1) increased 8% to $2.12.

•	Free cash flow and free cash flow from ongoing businesses(1) were $1.7 billion, growing 8% and 20%, respectively.

Our performance reflected the benefit of earlier investments in faster growing geographies as well as in higher growth market segments adjacent to our existing businesses, such as Governance, Risk & Compliance.

In 2012, we took steps to restart growth in our Financial & Risk business, and we believe we are now halfway through that process. We improved product quality, customer service, customer satisfaction ratings and retention rates and we continued to develop and enhance Thomson Reuters Eikon and Thomson Reuters Elektron. While Financial & Risk’s financial performance moved in the right direction in 2012, its customers still face significant challenges which we expect will continue to impact Financial & Risk’s results until economic conditions improve.

We continued to shift our investment towards what we believe are higher growth opportunities. We strengthened our positions in key market segments through the following acquisitions:

•	FXall, a leading global provider of electronic foreign exchange trading solutions to corporations and asset managers within Financial & Risk;

•	MarkMonitor, a provider of online brand protection within Intellectual Property & Science; and

•	Practical Law Company (PLC), a provider of practical legal know-how, current awareness and workflow solutions within Legal, which we acquired in the first quarter of 2013.

In 2012, we also disposed of businesses that no longer met our strategic objectives, including our Healthcare business and Financial & Risk’s Trade & Risk Management business.

With respect to our 2013 financial outlook(2), we expect low single digit revenue growth, primarily due to the lag effect of negative net sales in Financial & Risk in 2012. We expect adjusted EBITDA margin to be between 26% and 27%, and we expect free cash flow to be between $1.7 billion and $1.8 billion.

In 2013, our three key financial priorities are:

•	Driving for growth by prioritizing investments toward our highest growth opportunities and continuing to shift more of our revenue mix from mature businesses to higher growth opportunities;

•	Focusing on streamlining our costs and curbing our capital intensity; and

•	Simplifying our systems and processes across the organization.

(1)	Refer to Appendix A for additional information on non-IFRS financial measures.

(2)	Our 2013 outlook is on a different basis than our 2012 actual results. Refer to the section of this management’s discussion and analysis entitled “Outlook” for further information.

Thomson Reuters Annual Report 2012

OUR ORGANIZATIONAL STRUCTURE

Thomson Reuters is organized as a group of strategic business units: Financial & Risk, Legal, Tax & Accounting and Intellectual Property & Science, supported by a corporate center. We believe this structure allows us to best meet the complex demands of our customers, capture growth opportunities and achieve efficiencies. We also operate a Global Growth & Operations (GGO) organization which works across our business units to identify opportunities in faster growing geographic areas. We do not report GGO as a separate business unit, but rather include its results within our strategic business units. Our Reuters News business is managed at our corporate center.

REVENUES

We derive revenues from a diverse customer base. Our largest customer in 2012 and 2011 accounted for approximately 1% of our revenues from ongoing businesses.

Below, we provide information regarding our 2012 revenues from ongoing businesses(1) by media, type and geographic area.

Revenues from ongoing businesses(1)
by Media	by Type	by Geographic Area

(1)	Refer to Appendix A for additional information on this measure.

By media. We deliver most of our information electronically through the Internet and dedicated high-speed transmission lines to desktops and mobile devices such as smartphones and tablets. We also deliver information electronically over high-speed transmission lines to computer systems dedicated to high frequency or algorithmic trading. Electronic delivery improves our ability to rapidly provide additional products and services to our existing customers and to access new customers around the world. In addition, our offerings often combine software and services as integrated solutions to better serve the workflow needs of our customers. We also distribute some of our information in print format, primarily to customers of our legal business.

In 2012 and 2011, approximately 91% of our revenues were derived from information delivered electronically, software and services. We expect that most of our customers will continue to prefer electronic delivery and increasingly migrate from print, particularly as an increasing number of professional knowledge workers rely on information delivered to their desktops, smartphones and tablets and as rapidly developing economies increasingly incorporate technology into their workflows. We expect to continue to add more solutions-based and software-based businesses to our portfolio in response. The business mix of our products impacts our operating profit margins. Specifically, print products generally have the highest margins, followed by products which deliver information electronically. While our solutions-based software and services also have high margins, they are traditionally lower than the margins of our print products and electronically delivered information.

By type. We believe that one of the competitive advantages of our business is our recurring revenue model. By recurring, we mean that we derive a significant percentage of our revenues from subscription or similar contractual arrangements, which most customers renew from year to year. Recurring revenues were approximately 86% in both 2012 and 2011.

Because a high proportion of our revenues are recurring, we believe that our revenue patterns are generally more stable compared to other business models that primarily involve the sale of products in discrete or one-off arrangements. However, this also means that there is often a lag in realizing the impact of current sales or cancellations in our reported revenues, as we recognize revenues over the term of the arrangement. Because of this lag effect, our revenues are typically slower to decline when economic conditions worsen, but are also often slower to return to growth when economic activity improves, as compared to other businesses that are not subscription-based. We are experiencing this dynamic in our Financial & Risk business, where the lag effect of negative net sales (new sales less cancellations) in 2012 is expected to result in lower revenues for Financial & Risk in 2013 compared to 2012.

Thomson Reuters Annual Report 2012

The majority of our subscription arrangements have a term of one year or renew automatically under evergreen arrangements. The remaining portion is largely for two or three year terms, after which the arrangement renews automatically or is renewable at the customer’s option. With appropriate notice, certain arrangements are cancelable quarterly, particularly within our financial services businesses. Renewal dates are spread over the course of the year. In the case of some of our subscription arrangements, we realize additional fees based upon usage.

Recurring revenues for our financial services business include recoveries, which are low margin revenues we collect from customers and pass through to a third party provider, such as stock exchange fees. Revenue growth for our financial services businesses is impacted by trends in recoveries revenue, particularly as more third party providers move to direct billing of customers.

Non-recurring revenues are principally comprised of transaction revenues from our Financial & Risk segment’s trading platforms and discrete sales, including sales of software, across all of our businesses. We also refer to discrete sales as outright revenues. Non-recurring revenues comprised approximately 14% of revenues in each of 2012 and 2011. These revenues can fluctuate significantly from period to period and can also impact the comparability of operating profit margins.

By geography. We apportion our revenues geographically by origin of sale into the following geographic regions: Americas, EMEA (Europe, Middle East and Africa) and Asia. In 2012 and 2011, revenues were 59% and 57% from the Americas and 29% and 31% from EMEA, respectively. Revenues from Asia were 12% in both 2012 and 2011. Our GGO organization is focused on helping us identify growth opportunities in the world’s fastest growing markets, including Latin America, MAR (the Middle East, Africa and Russia and the Commonwealth of Independent States), China, India and ANA (the Association of Southeast Asian Nations and North Asia). GGO partners with our strategic business units by combining local capabilities with the company’s global assets and scale to expand our local presence in countries and regions where we believe the greatest growth opportunities exist. We expect our revenues from these GGO regions will increase at higher rates compared to more developed economies, as the GGO regions are expected to grow gross domestic product, the number of professionals, the rate of urbanization and the middle class at a comparably faster pace.

As part of our globalization, we have brought our global portfolio of products to local markets as well as modified existing products and services for local markets at relatively low incremental cost. However, some products and services need specific development for local markets or industry segments. While this may require higher incremental costs and result in initially lower margins, we try to maximize our global and regional scale and shared technology assets to improve margins over time. For example, for various products delivered globally to our customers, we use a common technology platform that supports multiple applications. This allows us to deploy products quickly and efficiently into numerous countries, especially where we provide country or industry-specific information that is combined with data that is used in other Thomson Reuters products. This represents an opportunity for us to earn incremental revenues.

EXPENSES

A majority of our expenses are fixed. As a result, when our revenues increase, we become more profitable and our margins increase, and when our revenues decline, we become less profitable and our margins decrease. Our most significant operating expense is staff costs, which represent 55% of our total expenses and is comprised of salaries, bonuses, commissions, benefits, payroll taxes and equity-based compensation awards. Goods and services represent 23% of our operating expenses.

In 2012, our operating expenses were $9.4 billion(1), unchanged compared to 2011. Expenses in 2011 included the final year of spending related to our Reuters integration programs.

Acquired businesses and investment initiatives increase our operating expenses, but we seek to mitigate these increases through cost management and efficiency initiatives. In particular, we leverage our technology infrastructure and source various operations from lower cost locations.

(1)	Excludes fair value adjustments and Other Businesses. Refer to “Consolidated Results – Operating expenses”.

SEASONALITY

Our revenues and operating profits do not tend to be significantly impacted by seasonality as we record a large portion of our revenues ratably over a contract term and our costs (other than expenses associated with the Reuters integration programs that were completed in 2011) are generally incurred evenly throughout the year. However, our non-recurring revenues can cause changes in our performance from quarter to consecutive quarter. Additionally, the release of certain print-based offerings can be seasonal as can certain product releases for the regulatory markets, which tend to be concentrated at the end of the year.

Thomson Reuters Annual Report 2012

ACQUISITIONS AND DISPOSITIONS

Acquisitions have always played a key role in our strategy. Our acquisitions are generally tactical in nature and primarily relate to the purchase of information, products or services that we integrate into our operations. We acquire other businesses in order to broaden the range of our offerings to better serve our customers, enter higher growth market segments adjacent to existing segments of our business, and expand our global presence. When integrating acquired businesses, we focus on eliminating cost redundancies and combining the acquired products and services with our existing offerings and capabilities to achieve revenue growth. Generally, the businesses that we acquire initially have lower margins than our existing businesses, largely reflecting the costs of integration.

Acquisition Activity
Cash Cost (1,2) (millions of U.S. dollars)	Number / Location(2)

(1)	Cash consideration for acquisitions and investments in businesses, net of cash acquired.

(2)	Americas includes North America and South America and EMEA includes Europe, Middle East and Africa.

We completed 29 transactions in 2012 compared to 39 in 2011, and our spending increased slightly. The majority of our spending was in the U.S., however, we made numerous smaller acquisitions which expanded our global presence. We focused our acquisition spending on entering higher growth market segments adjacent to existing segments of our business, which we refer to as foundational acquisitions, and entering faster growing geographies. Newly acquired businesses increased our 2012 revenues by 3%. In 2012, our acquisitions included the following businesses, all of which were headquartered in North America:

Company	Acquirer	Description
FXall	Financial & Risk	A global provider of electronic foreign exchange trading solutions to corporations and asset managers
MarkMonitor	Intellectual Property & Science	A provider of online brand protection
Dr. Tax Software	Tax & Accounting	A Canadian based developer of income tax software

In 2011, our acquisitions focused on global expansion with approximately two-thirds of our spending outside of the U.S. Our Financial & Risk segment added foundational assets in financial crime and corruption prevention in the United Kingdom (World-Check). Our Tax & Accounting segment acquired Mastersaf in Brazil and added foundational assets serving governments and municipalities with property tax automation and land registry software (Manatron).

As part of our continuing strategy to optimize our portfolio of businesses and to ensure that we are investing in the parts of our business that offer the greatest opportunities to achieve higher growth and returns, we sell businesses from time to time that are not fundamental to our strategy.

We completed the following key divestitures in 2012:

Business	Former segment	Description
Healthcare	Healthcare & Science	A provider of data analytics and performance benchmarking solutions and services to companies, government agencies and healthcare professionals
Trade and Risk Management	Financial & Risk	A provider of risk management solutions to financial institutions, including banks, broker-dealers and hedge funds
Portia	Financial & Risk	A provider of portfolio accounting and reporting applications
Property Tax Consulting	Tax & Accounting	A provider of property tax outsourcing and compliance services in the U.S.

Thomson Reuters Annual Report 2012

In December 2012, we accepted a binding offer to sell our Investor Relations, Public Relations and Multimedia Solutions business (Corporate Services) which was managed for the entire year as part of the Financial & Risk segment. This business provides tools and solutions that help companies communicate with investors and media. The transaction is expected to close in the first half of 2013.

USE OF NON-IFRS FINANCIAL MEASURES

In addition to our results reported in accordance with International Financial Reporting Standards (IFRS), we use certain non-IFRS financial measures as supplemental indicators of our operating performance and financial position and for internal planning purposes. These non-IFRS financial measures include:

•	Revenues from ongoing businesses;

•	Revenues at constant currency (before currency or revenues excluding the effects of foreign currency);

•	Underlying operating profit and the related margin;

•	Adjusted EBITDA and the related margin;

•	Adjusted EBITDA less capital expenditures and the related margin;

•	Adjusted earnings and adjusted earnings per share;

•	Net debt;

•	Free cash flow;

•	Free cash flow from ongoing businesses; and

•	Return on invested capital.

We report non-IFRS financial measures as we believe their use provides more insight into and understanding of our performance. Refer to Appendix A of this management’s discussion and analysis for a description of our non-IFRS financial measures, including an explanation of why we believe they are useful measures of our performance, including our ability to generate cash flow. Non-IFRS financial measures are unaudited. Refer to the sections of this management’s discussion and analysis entitled “Results of Operations”, “Liquidity and Capital Resources” and Appendices B, C and D for reconciliations of these non-IFRS financial measures to the most directly comparable IFRS financial measures.

RESULTS OF OPERATIONS

BASIS OF PRESENTATION

Within this management’s discussion and analysis, we discuss our results of operations on both an IFRS and non-IFRS basis. Both bases exclude discontinued operations and include the performance of acquired businesses from the date of purchase.

Consolidated results

We discuss our consolidated results from continuing operations on an IFRS basis, as reported in our income statement. Additionally, we discuss our consolidated results on a non-IFRS basis using the measures described within the “Use of Non-IFRS Financial Measures” section. Among other adjustments, our non-IFRS revenue and profitability measures as well as free cash flow from ongoing businesses exclude Other Businesses, which is an aggregation of businesses that have been or are expected to be exited through sale or closure that did not qualify for discontinued operations classification.

Segment results

We discuss the results of our four reportable segments as presented in our 2012 annual financial statements: Financial & Risk, Legal, Tax & Accounting and Intellectual Property & Science.

We also provide information on “Corporate & Other” and “Other Businesses”. The items in these categories neither qualify as a component of another reportable segment nor as a separate reportable segment.

•
Corporate & Other includes expenses for corporate functions, certain share-based compensation costs and the Reuters News business, which is comprised of the Reuters News Agency and consumer publishing.

•
Other Businesses is an aggregation of businesses that have been or are expected to be exited through sale or closure that did not qualify for discontinued operations classification. The results of Other Businesses are not comparable from period to period as the composition of businesses changes due to the timing of completed divestitures.

In December 2012, we accepted a binding offer to sell our Corporate Services business, and therefore classified the business as held for sale at December 31, 2012. The results of operations from businesses held for sale are normally reported within Other Businesses, however, because this business was managed for the entire year as part of the Financial & Risk segment, it has been included within the segment results for Financial & Risk, rather than within Other Businesses.

Thomson Reuters Annual Report 2012

Prior-period amounts have been reclassified to reflect the current presentation. Note 4 of our 2012 annual financial statements includes a reconciliation of results from our reportable segments to consolidated results as reported in our income statement.

In analyzing our revenues from ongoing businesses, at both the consolidated and segment levels, we separately measure the effect of foreign currency changes. We separately measure both the revenue growth of existing businesses and the impact of acquired businesses on our revenue growth, on a constant currency basis.

2012 - ACTUAL PERFORMANCE COMPARED TO OUTLOOK

The following table compares our actual 2012 performance to our outlook originally communicated in February 2012 and reaffirmed in the third quarter of 2012.

Financial Measure	Outlook	Actual Performance
Revenues from ongoing businesses	Grow low single digits (before currency)	+3%	✓
Adjusted EBITDA margin	Between 27% and 28%	27.4%	✓
Underlying operating profit margin	Between 18% and 19%	18.6%	✓
Free cash flow	Increase 5% to 10%	+8%	✓
Free cash flow from ongoing businesses	Increase 15% to 20%	+20%	✓

CONSOLIDATED RESULTS

	Year ended December 31,
(millions of U.S. dollars, except per share amounts)	2012	2011	Change
IFRS Financial Measures
Revenues	13,278	13,807	(4%)
Operating profit (loss)	2,651	(705)	n/m
Diluted earnings (loss) per share	$2.49	$(1.67)	n/m

Non-IFRS Financial Measures
Revenues from ongoing businesses	12,899	12,743	1%
Adjusted EBITDA	3,529	3,368	5%
Adjusted EBITDA margin	27.4%	26.4%	100	bp
Adjusted EBITDA less capital expenditures	2,567	2,402	7%
Adjusted EBITDA less capital expenditures margin	19.9%	18.8%	110	bp
Underlying operating profit	2,405	2,541	(5%)
Underlying operating profit margin	18.6%	19.9%	(130	)bp
Adjusted earnings per share	$2.12	$1.96	8%

Foreign currency effects. With respect to the average foreign exchange rates that we use to report our results, the U.S. dollar strengthened against the Euro and British pound sterling and was unchanged against the Japanese yen in 2012 compared to 2011. Given our currency mix of revenues and expenses around the world, these fluctuations had a negative impact on our revenues in U.S. dollars, a slightly positive impact on our EBITDA margin and no impact on our underlying operating profit margin.

Revenues.

	Year ended December 31,		Percentage change:
(millions of U.S. dollars)	2012	2011	Existing businesses	Acquired businesses	Constant currency	Foreign currency	Total
Revenues from ongoing businesses	12,899	12,743	-	3%	3%	(2%)	1%
Other Businesses	379	1,064	n/m	n/m	n/m	n/m	n/m
Revenues	13,278	13,807	n/m	n/m	n/m	n/m	(4%)

Revenues from ongoing businesses increased on a constant currency basis led by our professional businesses: Tax & Accounting increased 16%, Intellectual Property & Science increased 6% and Legal increased 3%. Our Financial & Risk segment grew 1% as strong growth in its Governance, Risk & Compliance and Marketplaces businesses was offset by decreases in its Trading and Investors businesses. Acquisitions significantly contributed to revenue growth.

Revenues from our GGO organization represented nearly $1.0 billion (approximately 8%) of our revenues from ongoing businesses and grew 19% on a constant currency basis (10% from existing businesses).

Thomson Reuters Annual Report 2012

The following chart illustrates the diversity of our business:

Revenues from ongoing businesses Year ended December 31, 2012

In 2012, 76% of our business recorded revenue growth. This performance included the benefit of acquisitions.

•	On a combined basis, our professional businesses, Legal, Tax & Accounting and Intellectual Property & Science, increased 6% in 2012, or 8% excluding our U.S. print business.

•	Our Financial & Risk segment increased 1% in 2012. While the five businesses that experienced revenue declines were all in our Financial & Risk segment, approximately 60% of its revenue increased 6%.

The diversity in our portfolio enabled our faster growing businesses such as Tax & Accounting, Intellectual Property & Science, Financial & Risk’s Marketplaces and Governance, Risk & Compliance, and certain parts of our Legal business to compensate for weaker performance in certain of our financial services business.

Operating profit, underlying operating profit, adjusted EBITDA and adjusted EBITDA less capital expenditures.

	Year ended December 31,
(millions of U.S. dollars)	2012	2011	Change
Operating profit (loss)	2,651	(705)	n/m
Adjustments to remove:
Goodwill impairment	-	3,010
Amortization of other identifiable intangible assets	619	612
Integration programs expenses	-	215
Fair value adjustments	36	(149)
Other operating gains, net	(883)	(204)
Operating profit from Other Businesses	(18)	(238)
Underlying operating profit	2,405	2,541	(5%)
Adjustment:
Add: integration programs expenses	-	(215)
Remove: depreciation and amortization of computer software (excluding Other Businesses)	1,124	1,042
Adjusted EBITDA (1)	3,529	3,368	5%
Remove: capital expenditures, less proceeds from disposals (excluding Other Businesses)	962	966
Adjusted EBITDA less capital expenditures	2,567	2,402	7%

Underlying operating profit margin	18.6%	19.9%	(130	)bp
Adjusted EBITDA margin	27.4%	26.4%	100	bp
Adjusted EBITDA less capital expenditures margin	19.9%	18.8%	110	bp

(1)	Refer to Appendix B for a reconciliation of earnings (loss) from continuing operations to adjusted EBITDA and adjusted EBITDA less capital expenditures.

Thomson Reuters Annual Report 2012

Operating profit increased in 2012 principally due to a $3.0 billion goodwill impairment charge in 2011. Higher operating profit in 2012 also reflected an increase in gains realized from the disposal of businesses and the elimination of Reuters integration expenses as the various programs were completed in 2011, partially offset by lower operating profit due to the sale of businesses and unfavorable fair value adjustments.

Underlying operating profit and the related margin decreased as higher revenues from ongoing businesses were offset by higher expenses in our Financial & Risk segment related to improving product offerings, customer service and customer administration and higher software amortization. Adjusted EBITDA and the related margin increased primarily due to the elimination of Reuters integration expenses. Adjusted EBITDA less capital expenditures and the related margin increased primarily due to the same factors impacting adjusted EBITDA, as capital expenditures from our ongoing businesses were largely unchanged.

Foreign currency had no impact on underlying operating profit margin and adjusted EBITDA less capital expenditures margin, but contributed 10bp to the increase in adjusted EBITDA margin.

In 2013, we expect to incur approximately $100 million in costs to reduce our workforce as part of our focus on cost controls. We expect to incur most of this charge in the first quarter of 2013, predominantly within Financial & Risk.

Operating expenses.

	Year ended December 31,
(millions of U.S. dollars)	2012	2011	Change
Operating expenses	9,762	9,997	(2%)
Adjustments to remove:
Fair value adjustments (1)	(36)	149
Other Businesses	(356)	(771)
Operating expenses, excluding fair value adjustments and Other Businesses	9,370	9,375	-

(1)
Fair value adjustments primarily represent non-cash accounting adjustments from the revaluation of embedded foreign exchange derivatives within certain customer contracts due to fluctuations in foreign exchange rates and mark-to-market adjustments from certain share-based awards.

In 2012, operating expenses (excluding fair value adjustments and Other Businesses) decreased slightly as an increase in staff costs driven by acquisitions was more than offset by the elimination of Reuters integration expenses, as the various programs were completed in 2011, and from the impact of foreign currency. Efficiency initiatives and tight cost controls mitigated increases associated with recent acquisitions and spending related to improving product offerings, customer administration and customer service in the Financial & Risk segment.

Depreciation and amortization.

	Year ended December 31,
(millions of U.S. dollars)	2012	2011	Change
Depreciation	429	438	(2%)
Amortization of computer software	700	659	6%
Subtotal	1,129	1,097	3%
Amortization of other identifiable intangible assets	619	612	1%

In the aggregate, depreciation and amortization of computer software increased as the amortization of investments in products such as Thomson Reuters Eikon, assets from recently acquired businesses and capital expenditures were partially offset by decreases in Other Businesses.

Amortization of other identifiable intangible assets increased slightly reflecting increases due to amortization of newly-acquired assets partially offset by decreases from the completion of amortization of identifiable intangible assets acquired in previous years and decreases in Other Businesses.

Goodwill impairment.

In the fourth quarter of 2011, we recorded a non-cash goodwill impairment charge of $3.0 billion. The impairment was due to weaker than expected performance by our former Markets division which consisted largely of businesses now in our Financial & Risk segment. The impairment charge is included in our IFRS financial measures for 2011, but excluded from our non-IFRS financial measures. See “Critical Accounting Estimates and Judgments”.

Other operating gains, net.

	Year ended December 31,
(millions of U.S. dollars)	2012	2011
Other operating gains, net	883	204

Thomson Reuters Annual Report 2012

In 2012, other operating gains, net, included approximately:

Gains:
•	$743 million from the sale of the Healthcare business;
•	$40 million from the sale of the Portia business;
•	$37 million from the sale of the Trade and Risk Management business; and
•	$84 million from pension settlements.

Charges:
•	$41 million of acquisition-related costs; and
•	$10 million of disposal-related expenses associated with businesses held for sale.

In 2011, other operating gains, net, were primarily comprised of gains from the sales of businesses and subsidiaries, which were partially offset by losses from the termination of a vendor agreement, charges related to enhanced retirement benefits and charges associated with businesses held for sale. Gains from the sales of businesses included the BARBRI legal education business and the Scandinavian legal, tax and accounting business. Gains from the sales of subsidiaries reflected the sale of two Canadian wholly owned subsidiaries that only consisted of tax losses to a company affiliated with Woodbridge.

Net interest expense.

	Year ended December 31,
(millions of U.S. dollars)	2012	2011	Change
Net interest expense	390	396	(2%)

The decrease in net interest expense was primarily attributable to the reduction of interest on certain tax liabilities which were reversed during the year. Because over 90% of our long-term debt obligations pay interest at fixed rates (after swaps) and because our level of long-term debt remained relatively constant, the balance of interest expense was relatively unchanged.

Other finance income (costs).

	Year ended December 31,
(millions of U.S. dollars)	2012	2011
Other finance income (costs)	40	(15)

Other finance income (costs) included gains or losses realized from changes in foreign currency exchange rates on certain intercompany funding arrangements and gains or losses related to freestanding derivative instruments.

Share of post-tax earnings and impairment in equity method investees.

	Year ended December 31,
(millions of U.S. dollars)	2012	2011
Share of post-tax earnings and impairment in equity method investees	(23)	13

In 2012, an impairment of $24 million was recorded with respect to one equity method investee due to weaker than expected performance.

Tax expense.

	Year ended December 31,
(millions of U.S. dollars)	2012	2011
Tax (expense)	(157)	(293)

Our effective income tax rate on earnings from continuing operations was 6.9% in 2012. Our 2011 effective income tax rate was not meaningful due to the impact of the $3.0 billion goodwill impairment charge, most of which was non-deductible for tax purposes. Excluding the goodwill impairment charge, our 2011 effective income tax rate on earnings from continuing operations was 16.8%.

The comparability of our effective income tax rate on earnings from continuing operations is impacted by various transactions and non-cash accounting adjustments during each period. Furthermore, because of these and other factors, our effective income tax rate on earnings from continuing operations is not necessarily indicative of the tax that we pay.

Thomson Reuters Annual Report 2012

The following table sets forth significant components within our income tax expense that impact comparability from period to period:

Benefit (expense)	Year ended December 31,
(millions of U.S. dollars)	2012	2011
Discrete tax items:
Uncertain tax positions(1)	175	72
Adjustments related to the prior year(2)	42	-
Corporate tax rates(3)	27	-
Tax losses from sale of an investment to Woodbridge(4)	-	46
Other(5)	10	(13)
Subtotal	254	105
Tax related to:
Sale of businesses(6)	(172)	(112)
Tax on operating profit of “Other Businesses”	(5)	(50)
Tax on goodwill impairment(7)	-	28
Fair value adjustments	5	(51)
Other items	(36)	42
Subtotal	(208)	(143)
Total	46	(38)

(1)	Relates to the reversal of tax reserves in connection with favorable developments regarding tax disputes.

(2)	Relates to changes in estimates identified during the preparation of our income tax returns.

(3)
Relates to the reduction of deferred tax liabilities due to lower effective U.S. state tax rates and other corporate tax rate changes that were substantively enacted in certain jurisdictions outside the U.S.

(4)	Relates to the recognition of tax losses that arose in a prior year from the sale of an investment to Woodbridge.

(5)
In 2012, relates to the recognition of deferred tax assets in connection with acquisitions and disposals. In 2011, relates to certain tax losses previously used to offset taxable income in a foreign subsidiary that could not, in fact, be used by that subsidiary.

(6)	In 2012, primarily relates to the sale of Healthcare; in 2011 primarily relates to the sale of BARBRI.

(7)	Relates to the $3.0 billion goodwill impairment charge.

Because the items described above impact the comparability of our tax expense each period, we remove them from our calculation of adjusted earnings, along with the pre-tax items to which they relate. Excluding these items, our 2012 tax expense on adjusted earnings was $203 million (2011 - $255 million). Our 2012 effective tax rate on adjusted earnings was 14.5% (2011 - 19.3%). For purposes of computing our effective tax rate on adjusted earnings, we deduct amortization from adjusted earnings.

On an IFRS basis and on an adjusted earnings basis, our effective income tax rates in both years were lower than the Canadian corporate income tax rate of 26.4% (2011 – 28%). As a global company, our income taxes depend on where we generate earnings around the world, the laws of numerous countries where we operate and applicable tax treaties between these countries. Specifically, we are impacted by the lower tax rates and differing tax rules applicable to certain of our operating and financing subsidiaries outside Canada. While we generate revenues in numerous jurisdictions, our tax provision on earnings is computed after taking account of intercompany interest and other charges and credits among our subsidiaries. Such amounts result from the capital structure of our subsidiaries as well as from the various jurisdictions in which operations, technology and content assets are owned. For these reasons, our effective tax rate differs from the Canadian corporate tax rate.

Because of the requirements of income tax accounting under IAS 12, income tax expense can differ significantly from taxes paid in any reporting period. We paid income taxes on our worldwide business as follows:

Taxes paid	Year ended December 31,
(millions of U.S. dollars)	2012	2011
Taxes paid on operations	249	358
Taxes paid on sales of businesses	197	153
Total taxes paid	446	511

The tax we pay on our operations is higher than either the tax expense we report in our income statement or the tax expense we compute on our adjusted earnings. This difference arises principally because of accounting rules regarding the taxes related to non-deductible identifiable intangible assets acquired through share acquisitions. Such taxes are not recorded in our income statement, as accounting rules require them to be recorded as a liability with an offset to goodwill.

Thomson Reuters Annual Report 2012

Our effective tax rate and our cash tax cost in the future will depend on the laws of numerous countries and the provisions of multiple income tax conventions between various countries in which we operate. Our ability to maintain our effective tax rate will be dependent upon such laws and conventions remaining unchanged or favorable, as well as the geographic mix of our profits. See the section entitled “Contingencies” for further discussion of income tax liabilities.

Net earnings and earnings per share.

	Year ended December 31,
(millions of U.S. dollars, except per share amounts)	2012	2011
Net earnings (loss)	2,123	(1,392)
Diluted earnings (loss) per share	$2.49	$(1.67)

Net earnings and the related per share amount increased in 2012 principally due to a $3.0 billion goodwill impairment charge in 2011. The increase in 2012 also reflected an increase in gains realized from the disposal of businesses, the elimination of Reuters integration expenses, as the various programs were completed in 2011, and lower tax expense. These changes were partially offset by lower operating profit due to the sale of businesses and unfavorable fair value adjustments.

Adjusted earnings and adjusted earnings per share.

	Year ended December 31,
(millions of U.S. dollars, except per share amounts and share data)	2012	2011	Change
Earnings (loss) attributable to common shareholders	2,070	(1,390)	n/m
Adjustments to remove:
Goodwill impairment	-	3,010
Goodwill impairment attributable to non-controlling interests	-	(40)
Operating profit from Other Businesses	(18)	(238)
Fair value adjustments	36	(149)
Other operating gains, net	(883)	(204)
Other finance (income) costs	(40)	15
Share of post-tax earnings and impairment in equity method investees	23	(13)
Tax on above	208	143
Discrete tax items(1)	(254)	(105)
Amortization of other identifiable intangible assets	619	612
Discontinued operations	(2)	(4)
Dividends declared on preference shares	(3)	(3)
Adjusted earnings	1,756	1,634	7%
Adjusted earnings per share (adjusted EPS)	$2.12	$1.96	8%
Diluted weighted average common shares (millions)(2)	829.6	835.8

(1)	Refer to “Tax expense”.

(2)	Refer to Appendix B for reconciliation of diluted weighted average common shares at December 31, 2011.

Adjusted earnings and the related per share amounts increased due to the elimination of Reuters integration expenses, as the various programs were completed in 2011, and lower taxes, partially offset by lower underlying operating profit. Foreign currency negatively impacted the per share increase by $0.04.

SEGMENT RESULTS

A discussion of the operating results of each of our reportable segments follows. By definition, results from the Reuters News business and Other Businesses are excluded from our reportable segments as they do not qualify as a component of our four reportable segments, nor as a separate reportable segment. We use segment operating profit to measure the performance of our reportable segments. Our definition of segment operating profit as reflected below may not be comparable to that of other companies. We define segment operating profit as operating profit before (i) amortization of other identifiable intangible assets; (ii) other operating gains and losses; (iii) certain asset impairment charges; and (iv) corporate-related items (including corporate expense, expenses associated with the Reuters integration program that was completed in 2011 and fair value adjustments). We use this measure because we do not consider these excluded items to be controllable operating activities for purposes of assessing the current performance of our reportable segments. We also use segment operating profit margin, which we define as segment operating profit as a percentage of revenues. As a supplemental measure of segment performance, we add back depreciation and amortization of computer software to segment operating profit to arrive at each segment’s EBITDA and the related margin as a percentage of revenues. Refer to Appendix B.

Thomson Reuters Annual Report 2012

Financial & Risk

	Year ended December 31,			Percentage change:
(millions of U.S. dollars)	2012	2011	Existing businesses	Acquired businesses	Constant currency	Foreign currency	Total
Trading	3,345	3,537	(3%)	-	(3%)	(2%)	(5%)
Investors	2,416	2,472	(2%)	1%	(1%)	(1%)	(2%)
Marketplaces	1,213	1,134	1%	7%	8%	(1%)	7%
Governance, Risk & Compliance (GRC)	219	154	17%	26%	43%	(1%)	42%
Revenues	7,193	7,297	(1%)	2%	1%	(2%)	(1%)
EBITDA	1,842	1,972					(7%)
EBITDA margin	25.6%	27.0%					(140)bp
Segment operating profit	1,215	1,396					(13%)
Segment operating profit margin	16.9%	19.1%					(220)bp

Revenues increased slightly on a constant currency basis as growth from acquired businesses was offset by a decline in revenues from existing businesses, which reflected the lagging impact of negative net sales. Growth in Marketplaces and GRC offset decreases in Trading and Investors.

Financial & Risk is executing on a strategy to improve products, platforms and simplify customer experience, and to invest in higher growth market segments. We launched Eikon 3.0 in January 2013 and we acquired FXall, a leading global provider of electronic foreign exchange trading solutions to corporations and asset managers, in 2012.

Results by type were:	2012 Revenues by Type
•      Subscription revenues were unchanged as the benefit from acquisitions and price increases was offset by desktop cancellations in Equities, Fixed Income and Investment Management. Excluding acquisitions, subscription revenues decreased 1% reflecting the impact of negative net sales. At the end of 2012, Thomson Reuters Eikon desktop users were nearly 34,000, a 33% increase from the third quarter of 2012.

•      Recoveries revenues (low-margin revenues that we collect and largely pass-through to a third party provider, such as stock exchange fees) increased 1%. Recoveries revenues are negatively impacted as more third party providers move to direct billing of customers.

•      Transaction revenues increased 6%, driven by the acquisition of Rafferty Capital and FXall. Transaction revenues from existing businesses declined 4% due to lower market volumes.

•      Outright revenues, which are primarily discrete sales of software and services, increased 4%.

By geographic area, revenues increased 3% in the Americas, were unchanged in Europe, Middle East and Africa (EMEA) and decreased 2% in Asia.

Results by line of business were:

●
Trading declined 3% as growth in Commodities & Energy, Data Feeds and Elektron Managed Services was more than offset by desktop cancellations in Equities, Fixed Income and Foreign Exchange. Lower revenues from Omgeo, due to lower market transaction volumes, also contributed to the decline.

●
Investors revenues declined 1% as growth from acquisitions was more than offset by decreases in existing businesses. Enterprise Content grew 10% driven by demand for pricing and reference data, but was offset by a 7% decline in Investment Management from desktop cancellations. Revenues from Corporate Services declined 2%, while Wealth Management increased 1% and Banking & Advisory was unchanged.

●
Marketplaces revenues increased 8% largely due to the acquisition of FXall and Rafferty Capital. Tradeweb increased 19%, of which 5% was from existing businesses and the remainder reflected the acquisition of Rafferty Capital.

●	GRC revenues increased significantly due to acquisitions, however revenues from existing businesses increased 17% due to strong demand for Financial Crime & Reputational Risk solutions.

Thomson Reuters Annual Report 2012

EBITDA, segment operating profit and the related margins decreased due to the impact of lower revenues from existing businesses and higher spending on product enhancements and improvements to customer service and support levels, partly offset by savings from cost controls and efficiency initiatives. Segment operating profit and the related margin was further impacted by an increase of $50 million in depreciation and amortization primarily related to new product launches and investments made in prior periods.

2013 Outlook

Operating Environment
In 2013, we expect the financial services industry to continue to be challenged by difficult macroeconomic conditions and regulations which are hindering growth and profitability among banks and other market participants. In particular, our global and European customers continue to reduce headcount and spend less on financial service offerings in reaction to uncertainty about global economic and market conditions. We believe that the macroeconomic and regulatory environment in rapidly developing countries such as China and Brazil provide a more favorable opportunity for growth. Negative net sales in 2012 are expected to result in lower revenues in 2013, compared to 2012, as we experience the lag effect of our largely subscription based model. We expect net sales to gradually improve and turn positive in the latter half of 2013 as the pace of customer upgrades to Thomson Reuters Eikon should accelerate and as we make progress on Elektron upgrades to enhance our Enterprise Platform Real Time Offering. However, our Financial & Risk business could be negatively impacted by further deterioration in macroeconomic conditions or unexpected impacts of regulations on banks which could lead to further cancellations and declining transaction volumes.

Regulatory Environment
Regulatory changes, led by the U.S. and Europe, will continue to impact the financial services industry in 2013. While it appears that regulators will move forward with the implementation of new requirements such as those in the Dodd-Frank Act relating to derivatives or the Basel Accords, uncertainty as to the reach and impact of these regulations remains. These regulatory changes present potential opportunities and risks for our business. Our GRC business may benefit from increasing regulation and compliance requirements. Other opportunities include an increase in activity associated with our transaction platforms and greater demand for our pricing data and analytics as well as for our post-trade messaging. However, these growth opportunities require significant investment to bring them to market and entail certain risks. Risks include restrictions on our customers’ trading activities, implementation of transaction based taxes that result in lower market volumes, higher capital requirements and other rules which may raise the costs of doing business for our customers.

Priorities
In 2013, Financial & Risk will continue to focus on operational simplification, improving customer experience, accelerating the pace of upgrades to Thomson Reuters Eikon and upgrading network customers to the global Thomson Reuters Elektron distribution platform. In this challenging environment, reducing our costs is also a priority. We plan to reduce costs by decommissioning legacy platforms and simplifying our commercial and operating structure. As part of the focus on costs, we have announced an intention to reduce Financial & Risk’s workforce by approximately 2,500 positions by the end of 2013.

Legal

	Year ended December 31,			Percentage change:
(millions of U.S. dollars)	2012	2011	Existing businesses	Acquired businesses	Constant currency	Foreign currency	Total
Revenues	3,286	3,221	1%	2%	3%	(1%)	2%
EBITDA	1,243	1,210					3%
EBITDA margin	37.8%	37.6%					20bp
Segment operating profit	964	941					2%
Segment operating profit margin	29.3%	29.2%					10bp

Revenues increased on a constant currency basis reflecting contributions from both existing and acquired businesses. Our U.S. print business, which represents 18% of revenues, continued to negatively impact overall revenue growth. Excluding U.S. print revenue, the Legal segment grew 5%, with 3% growth from existing businesses.

Thomson Reuters Annual Report 2012

Results by type were:	2012 Revenues by Type

•      Subscription revenues increased 4% led by client development solutions and global businesses;

•      Transaction revenues increased 8% led by our back office, legal process outsourcing solutions and global businesses; and

•      U.S. print revenues declined 5%, as customers continued to control discretionary spending.

Results by line of business were:

•
U.S. Law Firm Solutions - these include businesses such as Westlaw, FindLaw and Elite that sell products and services to large, medium and small law firms. Revenues increased 1% largely from acquisitions. Revenues from Business of Law (FindLaw and Elite) increased 12% (7% from existing businesses), offset by a 2% decline in legal research which reflected the decline in U.S. Print;

•
Corporate, Government & Academic - these businesses serve general counsels/corporate legal departments, government customers and law schools as well as support the regulatory needs of our customers. Revenues increased 3% (2% from existing businesses) led by a 7% increase in Corporate Counsel solutions reflecting growth in legal process outsourcing solutions. The Government and Academic business grew 1%; and

•
Global Businesses - these are our legal businesses in Latin America, Asia and other countries outside of the United States. Revenues increased 8% (5% from existing businesses) led by an 18% increase in Latin America.

The following chart illustrates the growth dynamics and changing business mix in the Legal segment:

2012 Legal Revenues 3% constant currency revenue growth (billions of U.S. dollars)

In 2012, growth in the U.S. legal market continued to be challenged. Law firms remained under pressure to limit increases in billing rates and hours, while other customers such as corporate counsels focused on reducing costs. Despite this backdrop, as of the end of 2012, we had converted 76% of Westlaw’s annual contract value to WestlawNext, representing almost 47,000 legal organizations.

We are continuing to diversify our legal business from a research-centric business to a solution business, in which our legal content is integrated with broader software and service offerings. We have accomplished this through deliberate allocation of our acquisition and investment spending. As a result, in 2012, we increased revenues in areas outside of Core Legal Research, with 60% of Legal’s revenues growing 6%. We continue to make acquisitions into higher growth segments, such as our recently closed acquisition of PLC, a provider of practical legal know-how, current awareness and workflow solutions to law firms and corporate law departments. Although market segments outside U.S. Core Legal Research provide higher growth opportunities, they have lower margins than U.S. Core Legal Research. However, Legal has maintained its EBITDA margins at a consistent level over the last three years by controlling costs while it invested and developed scale in higher growth areas.

EBITDA, segment operating profit and the related margins increased in 2012 due to the benefits of scale from higher revenues outside of U.S. Core Legal Research and from cost controls, partially offset by unfavorable business mix.

Thomson Reuters Annual Report 2012

2013 Outlook

Law firms in developed economies remain under significant pressure to reduce costs as their customers, primarily corporate counsels, continue to limit increases in billing rates and hours. Corporate counsels are also managing their activities more efficiently even as regulatory complexity increases. While this cost conscious environment continues to pressure our core legal research business, it also provides opportunities for our products that increase customer efficiency. By contrast, the legal profession in the rapidly developing economies of Latin America continues to experience good growth driven by faster growth rates in gross domestic product, the number of professionals, urbanization and the middle class.

In 2013, our Legal segment intends to evolve toward providing more integrated solutions. Key priorities include the integration of PLC, which we acquired in February 2013; launching new products, such as Concourse and Firm Central, which combine workflow software and legal research; investing in high-growth businesses such as FindLaw and Elite; and driving further customer adoption of WestlawNext. While, we expect growth in U.S. Core Legal Research to be challenged and that our U.S. print revenue will decline, we expect revenue growth in software and solutions products and in our non-U.S. businesses. In this environment, Legal will carefully manage its costs.

Tax & Accounting

	Year ended December 31,			Percentage change:
(millions of U.S. dollars)	2012	2011	Existing businesses	Acquired businesses	Constant currency	Foreign currency	Total
Revenues	1,206	1,050	5%	11%	16%	(1%)	15%
EBITDA	376	332					13%
EBITDA margin	31.2%	31.6%					(40)bp
Segment operating profit	261	237					10%
Segment operating profit margin	21.6%	22.6%					(100)bp

Revenues increased on a constant currency basis reflecting contributions from both existing and acquired businesses.  Contributions from acquisitions reflected our 2012 acquisition of Dr. Tax, a Canadian based developer of income tax software, and our 2011 acquisitions of Mastersaf, which provided entry into Brazil, and Manatron, which provided entry into the government tax automation market.

Results by line of business were:	2012 Revenues by Line of Business
•      Professional revenues from small, medium and large accounting firms increased 18% (8% from existing businesses) primarily from our UltraTax CS web based software as a service solution and acquisitions;

•      Knowledge Solutions revenues increased 9% (4% from existing businesses) primarily from growth in international revenues and our U.S. Checkpoint business;

•      Corporate revenues increased 18% (10% from existing businesses) primarily from ONESOURCE software and services and strong growth of solutions revenue in Latin America; and

•      Government revenues increased 45% driven by the acquisition of Manatron in 2011. Revenues from existing businesses decreased 29% as the number of new government contracts slowed and because a large government software contract in the fourth quarter of 2011 did not recur in 2012. Revenues from the Government business can fluctuate significantly from period to period due to the unpredictable nature of contract negotiations and the timing of implementation programs.

Government was the only Tax & Accounting business where revenues from existing businesses decreased. Excluding Government, which represents approximately 5% of Tax & Accounting revenues, revenues grew 15% (7% from existing businesses). The long-term prospects for our government tax automation business remain positive and our long-term strategy for this market segment remains unchanged.

EBITDA and segment operating profit increased due to higher revenues. However, EBITDA and segment operating profit margins declined due to lower Government revenues. Excluding Government, both EBITDA and segment operating profit margins increased by over 100bp. Segment operating profit margin also included the dilutive effects of software amortization from acquired businesses.

Thomson Reuters Annual Report 2012

2013 Outlook

In 2013, we expect the macroeconomic environment for our Tax & Accounting business to continue to be impacted by softness in the global economy and sluggish spending on technology products, especially in Europe. We expect to continue to experience competitive pricing pressures and funding delays from government agencies. However, we believe that continued slow growth in developed economies will drive governments to look for ways to raise taxes, leading to changes in cross border tax rules and increased regulation and compliance burdens on corporations. Additionally, we expect increased globalization of companies, especially into rapidly developing economies, increased regulatory complexity, and heightened demand for technology solutions in corporate tax departments will lead to a steady demand for our Tax & Accounting segment’s information, software and workflow solutions.

Tax & Accounting’s key priorities in 2013 include product innovation in response to market conditions, expansion in the government tax automation market, pursuing opportunities for regional expansion of our global products and entry into adjacent, higher growth market segments.

Intellectual Property & Science

	Year ended December 31,			Percentage change:
(millions of U.S. dollars)	2012	2011	Existing businesses	Acquired businesses	Constant currency	Foreign currency	Total
Revenues	894	852	3%	3%	6%	(1%)	5%
EBITDA	303	296					2%
EBITDA margin	33.9%	34.7%					(80)bp
Segment operating profit	235	237					(1%)
Segment operating profit margin	26.3%	27.8%					(150)bp

Revenues increased on a constant currency basis reflecting contributions from both existing businesses and the acquisition of MarkMonitor. Subscription revenues increased 9%. Transaction revenues, which represented about 25% of total revenues, decreased 4%, reflecting less spending by our customers given the weaker global economy.

By line of business:	2012 Revenues by Line of Business
•      IP Solutions revenues increased 10% led by the acquisition of MarkMonitor, Intellectual Property Management Services and Techstreet. These solutions provide support to business professionals and attorneys to defend, protect and manage their intellectual property rights, trademarks and brands.

•      Scientific & Scholarly Research solutions increased 2% led by higher subscriptions. These solutions support scholars and researchers and include offerings such as the Thomson Reuters Web of Knowledge database and our ScholarOne web-based manuscript submission and peer review workflow solutions.

•      Life Sciences revenues increased 5% from solutions that provide content and analytics to pharmaceutical, biotechnology and other life sciences companies to improve research and development productivity and lower the cost and time of bringing a product to market.

EBITDA increased due to higher revenues and cost controls. However, segment operating profit, as well as EBITDA and segment operating profit margins, declined largely due to the anticipated dilutive impact of the MarkMonitor acquisition.

2013 Outlook

We believe the challenging economic environment in developed economies will continue to pressure governments, academic institutions and corporations to limit spending for innovation, research and development and for the protection of brand and intellectual property. At the same time, across our Intellectual Property & Science businesses, competition is intensifying from traditional content providers, disruptive competitors offering new technology solutions and niche content and an increased number of free offerings. However, we believe that continued growth in global innovation driven by research and development investment, intellectual property rights, and increasing global collaboration will sustain the need for our solutions and services across our Intellectual Property & Science businesses. We expect customers of our Intellectual Property & Science segment will seek research solutions that improve productivity and simplify complex decision-making in order to accelerate innovation. As globalization continues to accelerate, we believe customers will seek offerings that support the assertion and protection of property rights. We believe that this strongly positions our MarkMonitor business, which we acquired in 2012. We also believe that shared needs across end user groups in the scientific community will create opportunities for further penetration of our solutions into their workflows.

Thomson Reuters Annual Report 2012

In 2013, the Intellectual Property & Science segment plans to focus on competitive differentiation through enhancing content and usability, improving customer service, and leveraging technology platforms across its businesses. Additionally, Intellectual Property & Science expects to extend existing products into new markets in rapidly developing economies.

Corporate & Other

	Year ended December 31,
(millions of U.S. dollars)	2012	2011
Revenues - Reuters News	331	336

Reuters News	(16)	-
Core corporate expenses	(254)	(270)
Total	(270)	(270)

Revenues from our Reuters News business decreased from the negative impact of foreign currency, as an increase in Agency revenues, led by Reuters America was partially offset by lower advertising-based revenues. Before currency, revenues from our Reuters News business increased 1%.

Core corporate expenses decreased from lower compensation related costs and contributions from foreign currency.

Other Businesses

“Other Businesses” is an aggregation of businesses that have been or are expected to be exited through sale or closure that did not qualify for discontinued operations classification. The results of Other Businesses are not comparable from period to period, as the composition of businesses changes as businesses are identified for sale or closure. Further fluctuations are caused by the timing of the sales or closures.

The most significant businesses in “Other Businesses” for the period ending December 31, 2012 include:

Business	Status	Former segment	Description
Healthcare	Sold – Q2 012	Healthcare & Science	A provider of data analytics and performance benchmarking solutions and services to companies, government agencies and healthcare professionals
Trade and Risk Management	Sold – Q1 2012	Financial & Risk	A provider of risk management solutions to financial institutions, including banks, broker-dealers and hedge funds
Portia	Sold – Q2 2012	Financial & Risk	A provider of portfolio accounting and reporting applications
Property Tax Consulting	Sold – Q4 2012	Tax & Accounting	A provider of property tax outsourcing and compliance services in the U.S.

In December 2012, we accepted a binding offer to sell our Corporate Services business, and therefore classified it as held for sale at December 31, 2012. The results of operations from businesses held for sale are normally reported within Other Businesses, however, because the business was managed for the entire year as part of the Financial & Risk segment, it has been included within the segment results for Financial & Risk, rather than within Other Businesses. Refer to “Acquisitions and Dispositions”.

	Year ended December 31,
(millions of U.S. dollars)	2012	2011
Revenues	379	1,064
Operating profit	18	238

Thomson Reuters Annual Report 2012

Review of Fourth Quarter Results

Consolidated Results

	Three months ended December 31,
(millions of U.S. dollars, except per share amounts)	2012	2011	Change
IFRS Financial Measures
Revenues	3,399	3,577	(5%)
Operating profit (loss)	557	(2,593)	n/m
Diluted earnings (loss) per share	$0.45	$(3.11)	n/m

Non-IFRS Financial Measures
Revenues from ongoing businesses	3,358	3,308	2%
Adjusted EBITDA	948	852	11%
Adjusted EBITDA margin	28.2%	25.8%	240	bp
Adjusted EBITDA less capital expenditures	698	593	18%
Adjusted EBITDA less capital expenditures margin	20.8%	17.9%	290	bp
Underlying operating profit	658	646	2%
Underlying operating profit margin	19.6%	19.5%	10	bp
Adjusted earnings per share	$0.60	$0.54	11%

Foreign currency effects. With respect to the average foreign exchange rates that we use to report our results, the U.S. dollar strengthened against the Euro and Japanese Yen and weakened against the British pound sterling in the fourth quarter of 2012 compared to the same period in 2011. Given our currency mix of revenues and expenses around the world, these fluctuations had no impact on our revenues in U.S. dollars and a slightly negative impact on EBITDA margin and underlying operating profit margin.

Revenues.

	Three months ended December 31,			Percentage change:
(millions of U.S. dollars)	2012	2011	Existing businesses	Acquired businesses	Constant currency	Foreign currency	Total
Trading	830	869	(3%)	-	(3%)	(1%)	(4%)
Investors	601	606	(1%)	1%	-	(1%)	(1%)
Marketplaces	320	290	-	11%	11%	(1%)	10%
Governance, Risk & Compliance (GRC)	61	50	18%	4%	22%	-	22%
Financial & Risk	1,812	1,815	(1%)	2%	1%	(1%)	-
Legal	861	843	1%	1%	2%	-	2%
Tax & Accounting	351	341	1%	3%	4%	(1%)	3%
Intellectual Property & Science	250	225	3%	9%	12%	(1%)	11%
Corporate & Other	87	87	1%	-	1%	(1%)	-
Eliminations	(3)	(3)	n/m	n/m	n/m	n/m	n/m
Revenues from ongoing businesses	3,358	3,308	-	2%	2%	-	2%
Other Businesses	41	269	n/m	n/m	n/m	n/m	n/m
Revenues	3,399	3,577	n/m	n/m	n/m	n/m	(5%)

Revenues from ongoing businesses increased in the fourth quarter of 2012 on a constant currency basis. Acquisitions contributed to revenue growth.

Thomson Reuters Annual Report 2012

Segment Results

Financial & Risk

Revenues grew slightly on a constant currency basis reflecting growth in GRC, Marketplaces and acquired businesses, partially offset by decreases in Trading.

Results by type were:

•	Subscription revenues decreased 1% as the benefit of price increases was more than offset by desktop cancellations.

•	Transactions revenues increased 12%, driven by acquisitions which more than offset lower market volumes.

•	Outright revenues increased 9%, largely from increases in GRC and the benefit of timing of revenues in Trading.

•	Recoveries revenues were unchanged.

Results by line of business were:

•
Trading revenues decreased 3%, reflecting lower revenues in Equities and Fixed Income due to desktop cancellations, and lower revenues in Omgeo due to lower market transaction volumes. Increases in Commodities & Energy, Datafeeds and Elektron Managed Services partially offset these decreases.

•
Investors revenues were unchanged as contributions from acquisitions offset decreases from existing businesses. Enterprise Content increased 9%, driven by demand for pricing and reference data, and Wealth Management increased 5%. However, these increases were offset by a 7% decrease in Investment Management, due to the impact of negative net sales.

•
Marketplaces revenues increased 11% due to acquisitions. Tradeweb increased 8% (7% from existing businesses). Foreign Exchange revenue increased 12% as the benefits from the acquisition of FXall were partially offset by declines in overall market transaction volumes.

•	GRC revenues increased 22% (18% from existing businesses), due to strong demand for Financial Crime and Reputational risk solutions.

Legal

Revenues increased due to contributions from both existing and acquired businesses. U.S. print revenues decreased 5%. Excluding the impact of U.S. print, revenues increased 4% (3% from existing businesses), led by growth in subscription revenues of 5%. Transaction revenues were unchanged.

Revenues by line of business were:

•	U.S. Law Firm Solutions revenues decreased 1%, as increases in Business of Law (FindLaw and Elite) of 6% (4% from existing businesses) were offset by a decrease in Core Legal Research revenues of 3%.

•	Corporate, Government & Academic revenues increased 2%, driven by growth in Corporate Counsel and in legal process outsourcing partially offset by a decline in U.S. print.

•	Global businesses revenues increased 10% (6% from existing businesses), led by a 32% increase in Latin America (15% from existing businesses).

Tax & Accounting

Revenues increased principally due to contributions from acquired businesses, including Dr. Tax. Revenue growth from existing businesses was led by a 34% increase in tax software sales in Latin America, partially offset by a 54% decline in the Government business as the number of new government contracts slowed and because a large government software contract in the fourth quarter of 2011 did not recur in 2012. Revenues from the Government business can fluctuate significantly from period to period due to the unpredictable nature of contract negotiations and the timing of implementation programs. Excluding the Government business, revenues from existing businesses increased 6%.

Intellectual Property & Science

Revenues increased primarily due to contributions from acquisitions, but also from existing businesses. The IP Solutions business increased 20%, primarily due to the acquisition of MarkMonitor, as revenue from existing businesses was unchanged due to a 2% decrease in Trademark revenues, driven by lower transaction revenues. Revenues grew 7% and 6% from the Scientific & Scholarly Research and Life Sciences businesses, respectively.

Thomson Reuters Annual Report 2012

Segment operating profit, EBITDA and related margins.

	Three months ended December 31,
(millions of U.S. dollars)	2012	2011	Change	Commentary
Financial & Risk
EBITDA, segment operating profit and the related margins benefited from cost controls and lower severance costs in 2012 compared to 2011. Segment operating profit included higher amortization principally from investments in Eikon and Elektron.

EBITDA	483	458	5%
EBITDA margin	26.7%	25.2%	150bp
Segment operating profit	324	312	4%
Segment operating profit margin	17.9%	17.2%	70bp
Legal				EBITDA and segment operating profit increased due to higher revenues, cost controls and the favorable timing of expenses.
EBITDA	327	312	5%
EBITDA margin	38.0%	37.0%	100bp
Segment operating profit	257	244	5%
Segment operating profit margin	29.8%	28.9%	90bp
Tax & Accounting
EBITDA, segment operating profit and the related margins decreased due to the decline in Government revenues. Excluding Government, EBITDA and segment operating profit grew 9% and 10%, respectively. EBITDA margin was unchanged and segment operating profit margin increased 30bp.

EBITDA	131	136	(4%)
EBITDA margin	37.3%	39.9%	(260)bp
Segment operating profit	103	110	(6%)
Segment operating profit margin	29.3%	32.3%	(300)bp
Intellectual Property & Science				EBITDA and segment operating profit increased due to higher revenues and cost controls. The related margins decreased largely due to the anticipated dilution from the acquisition of MarkMonitor.
EBITDA	84	80	5%
EBITDA margin	33.6%	35.6%	(200)bp
Segment operating profit	66	64	3%
Segment operating profit margin	26.4%	28.4%	(200)bp

Corporate & Other

	Three months ended December 31,
(millions of U.S. dollars)	2012	2011
Revenues - Reuters News	87	87

Reuters News	(2)	2
Core corporate expenses	(90)	(86)
Total	(92)	(84)

Revenues from our Reuters News business were unchanged as an increase in Agency revenues, led by Reuters America, was offset by lower advertising-based revenues and the negative impact of foreign currency. Before currency, revenues from our Reuters News business increased 1%.

Core corporate expenses were higher due to timing.

Other Businesses

	Three months ended December 31,
(millions of U.S. dollars)	2012	2011
Revenues	41	269
Operating (loss) profit	(7)	62

Thomson Reuters Annual Report 2012

Operating profit, underlying operating profit, adjusted EBITDA and adjusted EBITDA less capital expenditures.

	Three months ended December 31,
(millions of U.S. dollars)	2012	2011	Change
Operating profit (loss)	557	(2,593)	n/m
Adjustments to remove:
Goodwill impairment	-	3,010
Amortization of other identifiable intangible assets	160	166
Integration programs expenses	-	64
Fair value adjustments	15	(37)
Other operating (gains) losses, net	(81)	98
Operating loss (profit) from Other Businesses	7	(62)
Underlying operating profit	658	646	2%
Adjustment:
Add: integration programs expenses	-	(64)
Remove: depreciation and amortization of computer software (excluding Other Businesses)	290	270
Adjusted EBITDA (1)	948	852	11%
Remove: capital expenditures, less proceeds from disposals (excluding Other Businesses)	250	259
Adjusted EBITDA less capital expenditures	698	593	18%

Underlying operating profit margin	19.6%	19.5%	10	bp
Adjusted EBITDA margin	28.2%	25.8%	240	bp
Adjusted EBITDA less capital expenditures margin	20.8%	17.9%	290	bp

(1)	Refer to Appendix B for a reconciliation of earnings (loss) from continuing operations to adjusted EBITDA and adjusted EBITDA less capital expenditures.

Operating profit increased in 2012 principally due to a $3.0 billion goodwill impairment charge in 2011.

Underlying operating profit and the related margin increased due to lower severance costs and cost control measures, partially offset by higher software amortization in our ongoing businesses. Adjusted EBITDA and the related margin increased primarily from the elimination of Reuters integration expenses, as the various programs were completed in 2011. Adjusted EBITDA less capital expenditures and the related margin increased primarily due to the same factors impacting adjusted EBITDA, but also reflected a decrease in capital expenditures.

The impact of foreign currency reduced underlying operating profit margin by 10bp, adjusted EBITDA margin by 20bp and adjusted EBITDA less capital expenditures margin by 20bp.

Operating expenses.

	Three months ended December 31,
(millions of U.S. dollars)	2012	2011	Change
Operating expenses	2,473	2,604	(5%)
Adjustments to remove:
Fair value adjustments (1)	(15)	37
Other Businesses	(48)	(185)
Operating expenses, excluding fair value adjustments and Other Businesses	2,410	2,456	(2%)

(1)
Fair value adjustments primarily represent non-cash accounting adjustments from the revaluation of embedded foreign exchange derivatives within certain customer contracts due to fluctuations in foreign exchange rates and mark-to-market adjustments from certain share-based awards.

Operating expenses (excluding fair value adjustments and Other Businesses) decreased principally due to the elimination of Reuters integration expenses, as the various programs were completed in 2011, and lower severance charges. Savings generated from cost controls and efficiency initiatives mitigated increases associated with recent acquisitions.

Thomson Reuters Annual Report 2012

Depreciation and amortization.

	Three months ended December 31,
(millions of U.S. dollars)	2012	2011	Change
Depreciation	106	114	(7%)
Amortization of computer software	184	178	3%
Subtotal	290	292	(1%)
Amortization of other identifiable intangible assets	160	166	(4%)

In the aggregate, depreciation and amortization of computer software decreased slightly as decreases in Other Businesses were partially offset by the amortization of investments in products such as Thomson Reuters Eikon, assets from recently acquired businesses and capital expenditures.

Amortization of other identifiable intangible assets decreased slightly reflecting decreases from the completion of amortization of assets acquired in previous years and decreases in Other Businesses partially offset by increases due to amortization of newly-acquired assets.

Goodwill impairment.

In the fourth quarter of 2011, we recorded a non-cash goodwill impairment charge of $3.0 billion. The impairment was due to weaker than expected performance by our former Markets division which consisted largely of businesses now in our Financial & Risk segment. The impairment charge is included in our IFRS financial measures for 2011, but excluded from our non-IFRS financial measures. See “Critical Accounting Estimates and Judgments”.

Other operating gains (losses), net.

	Three months ended December 31,
(millions of U.S. dollars)	2012	2011
Other operating gains (losses), net	81	(98)

In 2012, other operating gains (losses), net included gains of approximately $84 million from pension settlements.

 In 2011, other operating losses, net, was primarily comprised of gains from the sale of two wholly owned subsidiaries offset by charges related to enhanced retirement benefits, contingent consideration associated with a prior acquisition, and losses in connection with the termination of an IT outsourcing agreement. The two wholly owned subsidiaries consisted of only tax losses and were sold to a company affiliated with Woodbridge.

Net interest expense.

	Three months ended December 31,
(millions of U.S. dollars)	2012	2011	Change
Net interest expense	95	95	-

Interest expense was unchanged as over 90% of our long-term debt obligations pay interest at fixed rates (after swaps).

Share of post-tax earnings and impairment in equity method investees.

	Three months ended December 31,
(millions of U.S. dollars)	2012	2011
Share of post-tax earnings and impairment in equity method investees	(22)	2

In 2012, an impairment of $24 million was recorded with respect to one equity method investee due to weaker than expected performance.

 Tax (expense) benefit.

	Three months ended December 31,
(millions of U.S. dollars)	2012	2011
Tax (expense) benefit	(51)	78

Thomson Reuters Annual Report 2012

The tax benefit in each period reflected the mix of taxing jurisdictions in which pre-tax profits and losses were recognized. Because the geographical mix of pre-tax profits and losses in interim periods distorts the reported effective tax rate, tax expense or benefit in interim periods is not necessarily indicative of tax expense for the full year. Tax (expense) benefit for 2012 and 2011 included the following:

Benefit (expense)	Three months ended December 31,
(millions of U.S. dollars)	2012	2011
Discrete tax items:
Uncertain tax positions(1)	22	72
Corporate tax rates(2)	11	-
Other(3)	(3)	-
Subtotal	30	72
Tax related to:
Sale of businesses	9	-
Tax on operating profit of “Other Businesses”	2	(8)
Tax on goodwill impairment(4)	-	28
Fair value adjustments	-	(14)
Other items	(43)	31
Subtotal	(32)	37
Total	(2)	109

(1)	Relates to the reversal of tax reserves in connection with favorable developments regarding tax disputes.

(2)	Relates to the reduction of deferred tax liabilities due to lower effective U.S. state tax rates.

(3)	Relates to the recognition of deferred tax assets in connection with acquisitions and disposals.

(4)	Relates to the $3.0 billion goodwill impairment charge. The majority of goodwill was non-deductible for tax purposes.

Net earnings (loss) and per share amounts.

	Three months ended December 31,
(millions of U.S. dollars, except per share amounts)	2012	2011
Net earnings (loss)	388	(2,602)
Diluted earnings (loss) per share	$0.45	$(3.11)

Net earnings and the related per share amount increased due principally to a $3.0 billion goodwill impairment charge in 2011.

Thomson Reuters Annual Report 2012

Adjusted earnings and adjusted earnings per share.

	Three months ended December 31,
(millions of U.S. dollars, except per share amounts)	2012	2011	Change
Earnings (loss) attributable to common shareholders	372	(2,572)	n/m
Adjustments to remove:
Goodwill impairment	-	3,010
Goodwill impairment attributable to non-controlling interests	-	(40)
Operating loss (profit) from Other Businesses	7	(62)
Fair value adjustments	15	(37)
Other operating (gains) losses, net	(81)	98
Other finance costs (income)	4	(4)
Share of post-tax earnings and impairment in equity method investees	22	(2)
Tax on above	24	(47)
Interim period effective tax rate normalization	8	10
Discrete tax items(1)	(30)	(72)
Amortization of other identifiable intangible assets	160	166
Discontinued operations	(3)	(2)
Dividends declared on preference shares	(1)	(1)
Adjusted earnings	497	445	12%
Adjusted earnings per share	$0.60	$0.54	11%
Diluted weighted average common shares (millions)(2)	829.2	829.7

(1)	Refer to “Tax (expense) benefit”.

(2)	Refer to Appendix B for reconciliation of diluted weighted average common shares at December 31, 2011.

Adjusted earnings and the related per share amounts increased primarily due to the elimination of Reuters integration expenses, as the various programs were completed in 2011, and higher underlying operating profit, partially offset by higher taxes. Foreign currency negatively impacted the per share increase by $0.01.

Cash flow.

	Three months ended December 31,
(millions of U.S. dollars)	2012	2011	$ Chg	Commentary
Net cash provided by operating activities	954	942	12	Lower tax payments and the elimination of Reuters integration expenses partially offset by higher interest payments and lower net cash provided by operating activities due to the sale of businesses.
Net cash used in investing activities	(178)	(529)	351	Higher proceeds from disposal of businesses, lower acquisition spending and lower capital expenditures.
Net cash used in financing activities	(242)	(580)	338	Debt repayments in 2011.
Translation adjustments on cash and cash equivalents	(2)	-	(2)
Increase (decrease) in cash and cash equivalents	532	(167)	699
Cash and cash equivalents at beginning of period	769	589	180
Cash and cash equivalents at end of period	1,301	422	879

Return on Invested Capital

We measure our return on invested capital, or ROIC, to assess, over the long term, our ability to create value for our shareholders. Our goal is to increase this return over the long term by using our capital to invest in areas with high returns and realizing operating efficiencies to further enhance our profitability. Despite the difficult economic cycle, we continue to invest in our business to enhance existing products and to bring new solutions to our customers. We also strengthened our business through foundational acquisitions meant to broaden the range of offerings to customers, enter higher growth market segments adjacent to existing segments of our business and expand our global presence. In 2012, our ROIC decreased to 6.7% from 6.9% due to lower post-tax adjusted operating profit and higher invested capital from acquisitions. Refer to Appendix D for our calculation of ROIC.

Thomson Reuters Annual Report 2012

LIQUIDITY AND CAPITAL RESOURCES

We follow a disciplined capital management strategy that seeks to:

•	Focus on free cash flow and ensure that cash generated is balanced between reinvestment in the business and returns to shareholders; and

•	Maintain a strong balance sheet, strong credit ratings and ample financial flexibility to support the execution of our business strategies.

At December 31, 2012, we had a strong liquidity position with:

•	Approximately $1.3 billion of cash on hand;

•	Access through August 2016 to an undrawn $2.0 billion syndicated credit facility;

•	The ability to access capital markets; and

•	Average long-term debt maturity of approximately seven years with no significant concentration in any one year.

We expect to continue to generate significant free cash flow in 2013 attributable to our strong business model and diversified customer base. We believe that cash on hand, cash provided by our operations, our commercial paper program and borrowings available under our credit facility will be sufficient to fund our expected cash dividends, debt service, capital expenditures, acquisitions in the normal course of business and any opportunistic share repurchases. Additionally, proceeds from the closing of previously announced divestitures will provide liquidity in 2013.

FINANCIAL POSITION

Our total assets were $32.6 billion at December 31, 2012, reflecting an increase of approximately $0.1 billion compared to the prior year. The increase reflects newly-acquired businesses and capital expenditures partially offset by the disposal of businesses, depreciation and amortization.

Our total assets by segment were as follows:

	As at December 31,
(millions of U.S. dollars)	2012	2011
Financial & Risk	19,042	18,655
Legal	6,106	6,053
Tax & Accounting	2,337	2,213
Intellectual Property & Science	1,748	1,345
Reportable segments	29,233	28,266
Corporate & Other (includes Reuters News)	3,296	2,571
Other Businesses	43	1,639
Total assets	32,572	32,476

Additional information. At December 31, 2012, the carrying amounts of our total current liabilities exceeded the carrying amounts of our total current assets principally because current liabilities include deferred revenue. Deferred revenue does not represent a cash obligation, but rather an obligation to perform services or deliver products in the future. The costs to fulfill these obligations are included in our operating expenses.

Thomson Reuters Annual Report 2012

Net Debt (1)

	As at December 31,
(millions of U.S. dollars)	2012	2011
Current indebtedness	1,008	434
Long-term indebtedness	6,223	7,160
Total debt	7,231	7,594
Swaps	(242)	(224)
Total debt after swaps	6,989	7,370
Other derivatives (2)	-	(2)
Remove fair value adjustments for hedges	(54)	(19)
Total debt after hedging arrangements	6,935	7,349
Remove transaction costs and discounts included in the carrying value of debt	50	60
Less: cash and cash equivalents (3)	(1,301)	(422)
Net debt	5,684	6,987

(1)	Net debt is a non-IFRS financial measure, which we define in Appendix A.

(2)	Fair value of derivatives associated with commercial paper borrowings that were not designated as hedges for accounting purposes.

(3)	Includes restricted cash of $148 million and $147 million at December 31, 2012 and 2011, respectively.

The decrease in our net debt was primarily due to the increase in cash and cash equivalents and the repayment of commercial paper. Refer to “Cash Flow” for additional information.

The following table illustrates our expected debt maturities.

($ millions)	Schedule of debt maturities (after swaps and other derivatives) (1) at December 31, 2012

(1)	Excludes $8 million of bank and other borrowings primarily used for short-term cash management.

The maturity dates for our debt are well balanced with no significant concentration in any one year. Our next scheduled maturities of long-term debt total $1.0 billion and occur in the third quarter of 2013. At December 31, 2012, the average maturity of our long-term debt was approximately seven years at an average interest rate (after swaps) of less than 6%.

Cash and cash equivalents. Approximately two-thirds of our cash and cash equivalents at December 31, 2012 were held by subsidiaries outside the U.S. We have historically accessed such funds in a tax efficient manner to meet our liquidity requirements. We expect to continue to have access to such funds in a tax efficient manner.

We monitor the financial strength of financial institutions with which we have banking and other commercial relationships, including those that hold our cash and cash equivalents, as well as those which are counterparties to derivative financial instruments and other arrangements.

Thomson Reuters Annual Report 2012

Total Equity

(millions of U.S. dollars)	2012	2011
Balance at January 1,	16,750	19,675
Net earnings (loss)	2,123	(1,392)
Share issuances	139	187
Share repurchases	(168)	(326)
Effect of share-based compensation plans on contributed surplus	16	(53)
Dividends declared on common shares	(1,059)	(1,034)
Dividends declared on preference shares	(3)	(3)
Change in unrecognized net (loss) gain on cash flow hedges	(34)	21
Change in foreign currency translation adjustment	13	(57)
Net actuarial losses on defined benefit pension plans, net of tax	(234)	(262)
Change in ownership interest of subsidiary	-	34
Distributions to non-controlling interests	(45)	(40)
Balance at December 31,	17,498	16,750

In 2012, we returned approximately $1.2 billion to our shareholders through dividends and share repurchases.

CASH FLOW

Our principal sources of liquidity are cash on hand, cash provided by our operations, our commercial paper program, our credit facility as well as the issuance of public debt. In 2012, proceeds from the disposal of businesses were also a source of liquidity. Our principal uses of cash in 2012 were for debt servicing costs, debt repayments, dividend payments, capital expenditures, acquisitions and share repurchases.

Summary of Statement of Cash Flow

	Year ended December 31,
(millions of U.S. dollars)	2012	2011	$ Change
Net cash provided by operating activities	2,704	2,597	107
Net cash used in investing activities	(274)	(1,807)	1,533
Net cash used in financing activities	(1,551)	(1,227)	(324)
Translation adjustments on cash and cash equivalents	-	(5)	5
Increase (decrease) in cash and cash equivalents	879	(442)	1,321
Cash and cash equivalents at beginning of period	422	864	(442)
Cash and cash equivalents at end of period	1,301	422	879

Key highlights:

•	$2.7 billion of net cash was provided by operating activities reflecting our highly cash-generative business model;

•	$1.3 billion was re-invested through acquisitions in 2012, partially redeploying $1.9 billion of proceeds principally realized from the disposal of non-core businesses; and

•	$1.2 billion was returned to shareholders through dividends and share repurchases in 2012.

Operating activities. Net cash provided by operating activities increased due to higher adjusted EBITDA, which reflected lower payments for Reuters integration expenses, as the various programs were completed in 2011, and lower tax payments, which were partially offset by lower cash provided by operating activities due to sales of businesses.

Thomson Reuters Annual Report 2012

Investing activities. The decrease in net cash used by investing activities reflected increased proceeds from the disposal of businesses.

(millions of U.S. dollars) Net cash (used) provided by investing activities	Capital expenditures	Capital expenditures mix

(1)	Net of cash acquired of $28 million and $25 million in 2012 and 2011, respectively.

We spent approximately $1.3 billion on acquisitions in 2012 reflecting our continued focus to broaden the range of our offerings to customers, enter adjacent, higher growth market segments and expand our global presence.

We received approximately $1.9 billion of net proceeds principally from the sale of the following non-core businesses:

Business	Former segment	Description
Healthcare	Healthcare & Science	A provider of data analytics and performance benchmarking solutions and services to companies, government agencies and healthcare professionals
Trade and Risk Management	Financial & Risk	A provider of risk management solutions to financial institutions, including banks, broker-dealers and hedge funds
Portia	Financial & Risk	A provider of portfolio accounting and reporting applications
Property Tax Consulting	Tax & Accounting	A provider of property tax outsourcing and compliance services in the U.S.

Refer to “Acquisitions and Dispositions” for additional information on these investing activities and our 2012 acquisitions.

We spent approximately $1.0 billion on capital expenditures in 2012. Our Financial & Risk segment continued to invest in Thomson Reuters Eikon to add functionality and develop new releases targeted at delivering segment specific solutions to our customers and platform development. We also continued to invest in the expansion of Elektron, bringing Elektron Hosting and Elektron Real Time to new global financial centers. Our other segments continued to invest in the development of integrated solutions and upgrades to existing offerings. We also continued to invest in infrastructure technology to drive efficiencies across our business.

Approximately 91% of our capital expenditures are technology-related investments. We make significant investments in technology because it is essential to providing information solutions to our customers. Our technology expenditures include spending on computer hardware and software for product platforms, delivery systems and infrastructure.

Financing activities. Cash used by financing activities increased as we repaid amounts outstanding under our commercial paper program and increased the annual dividend to shareholders, partially offset by lower share repurchases.

•
Commercial paper program. Our $2.0 billion commercial paper program provides efficient and flexible short-term funding to balance the timing of completed acquisitions, expected disposal proceeds, dividend payments and debt repayments. We had no commercial paper borrowings outstanding at December 31, 2012. Issuances of commercial paper reached a peak of $0.6 billion in 2012.

•
Credit facility. We have a $2.0 billion unsecured syndicated credit facility agreement which we may utilize from time to time to provide liquidity in connection with our commercial paper program and for general corporate purposes. As of December 31, 2012, we had no amounts drawn under the credit facility.

Thomson Reuters Annual Report 2012

Based on our current credit ratings, the cost of borrowing under the agreement is priced at LIBOR/EURIBOR plus 90 basis points. If our long-term debt rating were downgraded by Moody’s or Standard & Poor’s, our facility fee and borrowing costs may increase, although availability would be unaffected. Conversely, an upgrade in our ratings may reduce our facility fees and borrowing costs. We monitor the lenders that are party to our facility and believe they continue to be able to lend to us.

We may request an extension of the maturity date under certain circumstances for up to two additional one-year periods, which the applicable lenders may accept or decline in their sole discretion. We may also request an increase, subject to approval by applicable lenders, in the lenders’ commitments up to a maximum amount of $2.5 billion.

We guarantee borrowings by our subsidiaries under the credit facility agreement. Under the agreement, we must maintain a ratio of net debt as of the last day of each fiscal quarter to EBITDA, as defined in the credit agreement (earnings before interest, income taxes, depreciation and amortization and other modifications described in the credit agreement) for the last four quarters ended of not more than 4.5:1. We were in compliance with this covenant at December 31, 2012.

•	Long-term debt. There was no long-term debt activity in 2012. Activity in 2011 was comprised of:

Date	Transaction	Principal Amount (in millions)
Notes issued
October 2011	3.95% notes due 2021	US$350
Notes repaid
July 2011	5.25% notes due 2011	C$600

The notes that matured in July 2011 were repaid for $593 million (after swaps). The repayment was funded with commercial paper and other available resources. A portion of these commercial paper borrowings were subsequently repaid with the net proceeds from the issuance of notes in October 2011.

We have issued $350 million principal amount of debt securities under our $3.0 billion debt shelf prospectus, which expires in May 2013.

•
Credit ratings. Our access to financing depends on, among other things, suitable market conditions and the maintenance of suitable long-term credit ratings. Our credit ratings may be adversely affected by various factors, including increased debt levels, decreased earnings, declines in customer demand, increased competition, a further deterioration in general economic and business conditions and adverse publicity. Any downgrades in our credit ratings may impede our access to the debt markets or raise our borrowing rates.

The following table sets forth the credit ratings that we have received from rating agencies in respect of our outstanding securities as of the date of this management's discussion and analysis:

	Moody’s	Standard & Poor’s	DBRS Limited	Fitch
Long-term debt	Baa1	A-	A (low)	A-
Commercial paper	-	A-1 (low)	R-1 (low)	F2
Trend/Outlook	Stable	Negative	Stable	Stable

These credit ratings are not recommendations to purchase, hold, or sell securities and do not address the market price or suitability of a specific security for a particular investor. Credit ratings may not reflect the potential impact of all risks on the value of securities. We cannot assure you that our credit ratings will not be lowered in the future or that rating agencies will not issue adverse commentaries regarding our securities.

•	Dividends. Dividends paid on our common shares during the last two years were as follows:

	Year ended December 31,
(millions of U.S. dollars)	2012	2011
Dividends declared	1,059	1,034
Dividends reinvested	(38)	(74)
Dividends paid	1,021	960

In 2012 and 2011, we paid an annualized dividend per common share of $1.28 and $1.24, respectively. Our annualized dividend rate for 2013 has been increased to $1.30 per common share. Refer to “Subsequent Events” for additional information.

Thomson Reuters Annual Report 2012

Dividend reinvestment plan (DRIP). Registered holders of common shares may participate in our DRIP, under which cash dividends are automatically reinvested in new common shares. Common shares are valued at the weighted-average price at which the shares traded on the Toronto Stock Exchange (TSX) during the five trading days immediately preceding the record date for the dividend.

•
Share repurchases. We may buy back shares (and subsequently cancel them) from time to time as part of our capital management strategy. In May 2012, we renewed our normal course issuer bid (NCIB) share repurchase facility for an additional 12-month period. Under the NCIB, we may repurchase up to 15 million common shares (representing less than 2% of the total outstanding shares) in open market transactions on the TSX or the New York Stock Exchange (NYSE) between May 22, 2012 and May 21, 2013.

In 2012, we repurchased 5,948,600 of our common shares for approximately $168 million at an average price per share of $28.26. We have repurchased 4,332,200 of our common shares under the current NCIB. Decisions regarding any future repurchases will be based on market conditions, share price and other factors including opportunities to invest capital for growth.

We may elect to suspend or discontinue our share repurchases at any time, in accordance with applicable laws. From time to time when we do not possess material nonpublic information about ourselves or our securities, we may enter into a pre-defined plan with our broker to allow for the repurchase of shares at times when we ordinarily would not be active in the market due to our own internal trading blackout periods, insider trading rules or otherwise. Any such plans entered into with our broker will be adopted in accordance with applicable Canadian securities laws and the requirements of Rule 10b5-1 under the U.S. Securities Exchange Act of 1934, as amended.

Free cash flow and free cash flow from ongoing businesses.

	Year ended December 31,
(millions of U.S. dollars)	2012	2011
Net cash provided by operating activities	2,704	2,597
Capital expenditures, less proceeds from disposals	(977)	(1,041)
Other investing activities	13	49
Dividends paid on preference shares	(3)	(3)
Free cash flow	1,737	1,602
Remove: Other Businesses	(70)	(215)
Free cash flow from ongoing businesses	1,667	1,387

Free cash flow increased by $135 million due to higher adjusted EBITDA, which reflected lower payments for Reuters integration expenses, as the various programs were completed in 2011, and lower tax payments, which were partially offset by lower cash provided by operating activities due to sales of businesses.

Free cash flow from ongoing businesses, which excludes the impact of decreased free cash flow due to the sales of businesses, increased by $280 million.

FINANCIAL RISK MANAGEMENT

Our operations are diverse and global in nature. Accordingly, we are exposed to a variety of financial risks, which include market risk (primarily currency risk and interest rate risk), credit risk and liquidity risk. Our risk management approach is to minimize the potential adverse effects from these risks on our financial performance. Financial risk management is carried out by our centralized corporate treasury group under strict guidelines and process controls. Our corporate treasury group identifies, evaluates and hedges financial risks. Relative to financial risks within the businesses, our corporate treasury group designs a risk management approach in close cooperation with each of our operating segments. The overall approach is under the oversight of our Chief Financial Officer. The section entitled “Financial Risk Management” in note 19 of our 2012 annual financial statements provides a detailed discussion of the material financial risks that we believe we are exposed to and our approach to mitigating the potential adverse effects on our financial performance.

Our global operations expose us to foreign exchange risk related to cash flows in currencies other than the U.S. dollar. As our operations outside the U.S. continue to expand, we expect this trend to continue. In particular, we have exposure to the British pound sterling and the Euro. We mitigate this exposure by entering into exchange contracts to purchase or sell certain currencies in the future at fixed amounts. Because these instruments have not been designated as hedges for accounting purposes, changes in the fair value of these contracts are recognized through the income statement with no offsetting impact. The fair value of outstanding contracts at December 31, 2012 was a net asset of $4 million, which we reported within “Other financial assets–current” and “Other financial liabilities-current” in our statement of financial position. We may enter into additional derivative financial instruments in the future in order to mitigate our foreign exchange risk. Refer to note 19 of our 2012 annual financial statements for additional information.

Thomson Reuters Annual Report 2012

We monitor the financial stability of the foreign countries in which we operate. In particular, we are closely watching conditions in Europe relative to sovereign debt concerns. While our exposure to higher risk countries, such as Greece, is proportionately small relative to our European operations as a whole, currency and economic disruption stemming from other Eurozone countries could have a more significant impact on the economic environment. If economic conditions in Europe worsen, we expect there would be an adverse impact on our results as well as on our ability to collect trade receivables from our customers in the region. To mitigate risk of loss, we monitor the credit worthiness of our customers and have policies and procedures for trade receivables collection and global cash management to ensure adequate liquidity is available to us.

The following charts outline the currency profile of our revenues and expenses for 2012:

Revenues (1)	Expenses (1)

(1)	Revenues from ongoing businesses. Expenses associated with underlying operating profit. Based on average rates of U.S. dollar / British pound sterling = 1.585 and U.S. dollar / Euro = 1.286.

OFF-BALANCE SHEET ARRANGEMENTS, COMMITMENTS AND CONTRACTUAL OBLIGATIONS

The following table summarizes our long-term debt and off-balance sheet contractual obligations:

(millions of U.S. dollars)	2013	2014	2015	2016	2017	Thereafter	Total
Long-term debt (1)	1,000	1,392	587	727	-	3,465	7,171
Interest payable (1)	376	330	248	196	185	1,244	2,579
Debt-related hedges outflows (2)	127	617	685	649	28	810	2,916
Debt-related hedges inflows (2)	(142)	(730)	(682)	(769)	(31)	(801)	(3,155)
Operating lease payments	321	282	241	176	146	477	1,643
Unconditional purchase obligations	586	371	261	48	16	10	1,292
Pension contributions (3)	70	-	-	-	-	-	70
Total	2,338	2,262	1,340	1,027	344	5,205	12,516

(1)	Represents our contractual principal and interest payments (before swaps). Future cash flows have been calculated using forward foreign exchange rates.

(2)
Substantially all our non-U.S. dollar-denominated debt has been hedged into U.S. dollars. Debt-related hedges outflows represent our projected payments to counterparties. Where future interest cash flows are not fixed, amounts have been calculated using forward interest rates. Debt-related hedges inflows represent our projected cash receipts from counterparties. These future cash flows have been calculated using forward foreign exchange rates. We present our projected inflows along with outflows in order to reflect the net cash flow we anticipate from our debt-related hedging instruments in order to satisfy principal and interest payments to our long-term debt securities holders.

(3)	Represents expected contributions to our funded pension plans. These amounts do not include voluntary contributions we may elect to make from time to time.

We provide further information about our obligations below:

•
Operating leases – We enter into operating leases in the ordinary course of business, primarily for real property and equipment. Lease payments represent scheduled, contractual obligations. With certain leases, we guarantee the restoration of the leased property to a specified condition after completion of the lease period. The liability associated with these restorations is recorded within “Provisions and other non-current liabilities” in our statement of financial position.

•
Subsidiary guarantees – For certain real property leases, banking arrangements and commercial contracts, we guarantee the obligations of some of our subsidiaries. We also guarantee borrowings by our subsidiaries under our credit agreement.

Thomson Reuters Annual Report 2012

•	Unconditional purchase obligations – We have various obligations for materials, supplies and services in the ordinary conduct of business.

•
Pension obligations – We sponsor defined benefit plans that provide pension and other post-employment benefits to covered employees. As of December 31, 2012, the fair value of plan assets for our funded plans was 84% of the plan obligations. In 2012, we made contributions of $105 million to our defined benefit plans, including special contributions of $11 million and $9 million to the Reuters Supplementary Pension Plan (SPS) and the Reuters Pension Fund (RPF), respectively, reflecting agreements with plan trustees to our U.K. pension plans.

In 2013, we expect to contribute approximately $100 million to our pension plans, including $43 million in accordance with the normal funding policy of funded plans, $27 million of special contributions to funded plans that includes $11 million and $9 million to the SPS and RPF, respectively, as agreed with plan trustees, and $30 million for claims arising under unfunded plans. From time to time, we may elect to make voluntary contributions in order to improve the funded status of the plans. For certain plans, the trustees have the right to call for special valuations, which could subsequently result in our company having to make an unexpected contribution. Market-related factors may also affect the timing and amount of contributions. The amount and timing of any future required contributions to our pension plans could differ significantly from our estimates.

•
Acquisition and disposition contingencies – We have obligations to pay additional consideration for prior acquisitions, typically based upon performance measures contractually agreed at the time of purchase. In certain disposition agreements, we guarantee indemnification obligations of our subsidiary that sold the business or assets. We believe that based upon current facts and circumstances, additional payments in connection with these transactions would not have a material impact on our financial statements.

Other than as described above, we do not engage in off-balance sheet financing arrangements. In particular, we do not have any interests in unconsolidated special-purpose or structured finance entities.

CONTINGENCIES

Lawsuits and Legal Claims

In November 2009, the European Commission initiated an investigation relating to our use of our company’s Reuters Instrument Codes (RIC symbols). RIC symbols are specifically designed to help financial professionals retrieve news and information on financial instruments (such as prices and other data on stocks, bonds, currencies and commodities) from Thomson Reuters financial data services. In December 2012, the European Commission announced that it accepted our proposal in response to the investigation without any finding of infringement of European Union competition law by us. In line with our agreement with the European Commission, we will offer our customers, rights to continue to use our RICs with data from an alternative consolidated data feed provider to which they have moved.

In addition to the matter described above, we are engaged in various legal proceedings, claims, audits and investigations that have arisen in the ordinary course of business. These matters include, but are not limited to, intellectual property infringement claims, employment matters and commercial matters. The outcome of all of the matters against us is subject to future resolution, including the uncertainties of litigation. Based on information currently known to us and after consultation with outside legal counsel, management believes that the probable ultimate resolution of any such matters, individually or in the aggregate, will not have a material adverse effect on our financial condition taken as a whole.

Uncertain Tax Positions

We are subject to taxation in numerous jurisdictions. There are many transactions and calculations during the course of business for which the ultimate tax determination is uncertain. We maintain provisions for uncertain tax positions that we believe appropriately reflect our risk. These provisions are made using the best estimate of the amount expected to be paid based on a qualitative assessment of all relevant factors. We review the adequacy of these provisions at the end of the reporting period. It is possible that at some future date, liabilities in excess of our provisions could result from audits by, or litigation with, relevant taxing authorities. Management believes that such additional liabilities would not have a material adverse impact on our financial condition taken as a whole.

Thomson Reuters Annual Report 2012

OUTLOOK

The information in this section is forward-looking and should be read in conjunction with the section below entitled “Cautionary Note Concerning Factors That May Affect Future Results”.

The following table sets forth our current 2013 financial outlook, the material assumptions related to our financial outlook and the material risks that may cause actual performance to differ materially from our current expectations.

Our 2013 outlook for revenues, adjusted EBITDA and underlying operating profit excludes the impact of foreign currency and previously announced businesses that have been or are expected to be exited through sale or closure. In addition, our 2013 outlook is based on expectations including adjustments for two new accounting pronouncements as well as new disposals we will report in 2013, including our Corporate Services business. These new disposals will be reported within Other Businesses from January 1, 2013. Refer to Appendix C (“Supplemental Financial Information”) for 2012 financial information which has been revised for comparability to our 2013 financial outlook.

2013 Outlook		Material assumptions		Material risks
Revenues expected to grow low single digits	●	Improvement in net sales as the year progresses	●	Uneven economic growth or recession across the markets we serve may result in reduced spending levels by our customers

	●	Positive gross domestic product (GDP) growth in the countries where we operate, led by rapidly developing economies	●	Demand for our products and services could be reduced by changes in customer buying patterns, competitive pressures or our inability to execute on key product or customer support initiatives

	●	Continued increase in the number of professionals around the world and their demand for high quality information and services	●
Implementation of regulatory reform, including Dodd-Frank legislation and similar financial services laws around the world, may limit business opportunities for our customers, lowering their demand for our products and services

	●	Continued operational improvement in the Financial & Risk business and the successful execution of ongoing product release programs, our globalization strategy and other growth initiatives	●	Uncertainty regarding the European sovereign debt crisis and the Euro currency could impact demand from our customers as well as their ability to pay us

			●	Pressure on our customers, in developed markets in particular, to constrain the number of professionals employed due to regulatory and economic uncertainty

Thomson Reuters Annual Report 2012

2013 Outlook		Material assumptions		Material risks
Adjusted EBITDA margin expected to be between 26% and 27%	●	Revenues expected to grow low single digits	●	Refer to the risks above related to the revenue outlook
	●	Business mix continues to shift to higher-growth lower margin offerings	●	Revenues from higher margin businesses may be lower than expected

●
Realization of expected benefits from cost control and efficiency initiatives, specifically in our Financial & Risk business relative to reductions in workforce, platform consolidation and operational simplification
			●	The costs of required investments exceed expectations or actual returns are below expectations
			●	Acquisition and disposal activity may dilute margins

			●	Cost control initiatives may cost more than expected, be delayed or may not produce the expected level of savings
Underlying operating profit margin expected to be between 16.5% and 17.5%	●	Adjusted EBITDA margin expected to be between 26% and 27%	●	Refer to the risks above related to adjusted EBITDA margin outlook

	●	Depreciation and amortization expense expected to represent approximately 9.5% of revenues	●	Capital expenditures may be higher than currently expected, resulting in higher in-period depreciation and amortization

	●	Capital expenditures expected to be approximately 8% of revenues
Free cash flow is expected to be between $1.7 billion and $1.8 billion	●	Revenues expected to grow low single digits	●	Refer to the risks above related to the revenue outlook and adjusted EBITDA margin outlook

	●	Adjusted EBITDA margin expected to be between 26% and 27%	●	A weaker macroeconomic environment and unanticipated disruptions from new order-to-cash applications could negatively impact working capital performance

	●	Capital expenditures expected to be approximately 8% of revenues	●	Capital expenditures may be higher than currently expected resulting in higher cash outflows

			●	The timing of completing disposals of businesses may vary from our expectations resulting in actual free cash flow performance below our expectations

			●	The timing and amount of tax payments to governments may differ from our expectations.

			●	We may decide to make a voluntary contribution to our defined benefit plans

Additionally, in 2013, we expect interest expense to be $470 million to $490 million, assuming no significant change in our level of indebtedness and inclusive of non-cash pension related interest charges of $60 million to $70 million, relating to a new accounting pronouncement. We expect our 2013 effective tax rate (as a percentage of post-amortization adjusted earnings) will be between 11% to 13%, assuming no material changes in current tax laws or treaties to which we are subject.

Thomson Reuters Annual Report 2012

RELATED PARTY TRANSACTIONS

As of March 6, 2013, Woodbridge beneficially owned approximately 55% of our shares.

TRANSACTIONS WITH WOODBRIDGE

From time to time, in the normal course of business, we enter into transactions with Woodbridge and certain of its affiliates. These transactions involve providing and receiving product and service offerings, are negotiated at arm’s length on standard terms, including price, and are not significant to our results of operations or financial condition either individually or in the aggregate.

In May 2012, as part of our efforts to expand our mutual fund data and strategic research capabilities, we acquired a Canadian mutual fund database, fund fact sheet business and mutual fund and equity data feed business for approximately C$9 million from The Globe and Mail (The Globe), which is majority owned by Woodbridge. We paid approximately C$8 million in cash and issued a C$1 million promissory note to The Globe that will be due in May 2016. In connection with the acquisition, we licensed the acquired database to The Globe over a four year term, valued at approximately C$250,000 per year. The Globe issued four promissory notes to us, each for the value of the annual license. Amounts due each year under the notes issued by The Globe will be offset against the note issued by us. Our board of directors’ Corporate Governance Committee approved the transaction.

In the normal course of business, certain of our subsidiaries charge a Woodbridge owned company fees for various administrative services. In 2012, the total amount charged to Woodbridge for these services was approximately $112,000 (2011 - $69,000).

We purchase property and casualty insurance from third party insurers and retain the first $500,000 of each and every claim under the programs via our captive insurance subsidiaries. Woodbridge is included in these programs and pays us a premium commensurate with its exposures. Premiums relating to 2012 were $40,000 (2011 - $58,000), which would approximate the premium charged by a third party insurer for such coverage.

At December 31, 2012 and 2011, the amounts receivable from Woodbridge in respect of the above transactions were negligible.

We maintained an agreement with Woodbridge until April 17, 2008 (the closing date of the Reuters acquisition) under which Woodbridge agreed to indemnify up to $100 million of liabilities incurred either by our current and former directors and officers or by our company in providing indemnification to these individuals on substantially the same terms and conditions as would apply under an arm’s length, commercial arrangement. We were required to pay Woodbridge an annual fee of $750,000, which was less than the premium that would have been paid for commercial insurance. In 2008, we replaced this agreement with a conventional insurance agreement. We are entitled to seek indemnification from Woodbridge for any claims arising from events prior to April 17, 2008, so long as the claims are made before April 17, 2014.

In November 2011, we sold two Canadian wholly owned subsidiaries to a company affiliated with Woodbridge for approximately $49 million. The subsidiaries had no business operations, but had accumulated losses that management did not expect to utilize against future taxable income prior to their expiry. As such, no tax benefit for the losses had been recognized in our financial statements. Under Canadian law, certain losses may only be transferred to related companies, such as those affiliated with Woodbridge. A gain of $49 million was recorded within “Other operating gains, net” within the consolidated income statement. In connection with this transaction, our board of directors’ Corporate Governance Committee obtained an independent fairness opinion that the sale price was not less than the fair market value of the losses and represented a reasonable negotiated price between us and the purchaser. After receiving the recommendation of the Corporate Governance Committee, the board of directors approved the transaction. Directors who were not considered independent because of their positions with Woodbridge refrained from deliberating and voting on the matter at both the committee and board meetings.

TRANSACTIONS WITH ASSOCIATES AND JOINT VENTURES

From time to time, we enter into transactions with our investments in associates and joint ventures. These transactions typically involve providing or receiving services and are entered into in the normal course of business and on an arm’s length basis.

We and The Depository Trust & Clearing Corporation (DTCC) each have a 50% interest in Omgeo, a provider of trade management services. Omgeo pays us for use of a facility and technology and other services which were valued at approximately $9 million for 2012 (2011 - $10 million). At December 31, 2012, the amount receivable from Omgeo was approximately $1 million (2011 - $1 million).

We and Shin Nippon Hoki Shuppan K.K. each own 50% of Westlaw Japan K.K., a provider of legal information and solutions to the Japanese legal market. We provide the joint venture with technology and other services, which were valued at approximately $1 million for 2012 (2011 - $1 million). In the third quarter of 2012, we credited the joint venture approximately $600,000 to adjust prior service charges from 2009 to 2011. The amounts receivable relating to technology and other services were negligible at December 31, 2012 and 2011.

Thomson Reuters Annual Report 2012

In connection with the 2008 acquisition of Reuters, we assumed a lease agreement with 3XSQ Associates, an entity now owned by Thomson Reuters and Rudin Times Square Associates LLC that was formed to build and operate the 3 Times Square property and building in New York, New York that now serves as our corporate headquarters. We follow the equity method of accounting for our investment in 3XSQ Associates. The lease provides us with over 690,000 square feet of office space until 2021 and includes provisions to terminate portions early and various renewal options. In 2012, our costs under this lease arrangement for rent, taxes and other expenses were approximately $38 million (2011 - $37 million). At December 31, 2012 and 2011, the amounts payable to 3XSQ Associates were negligible.

SUBSEQUENT EVENTS

ACQUISITION

In February 2013, we acquired Practical Law Company, a provider of practical legal know-how, current awareness and workflow solutions to law firms and corporate law departments. The acquisition remains subject to review by the UK’s Office of Fair Trading.

SEVERANCE

In January 2013, we initiated a plan to reduce the number of employees, primarily in our Financial & Risk segment. We expect to incur severance-related charges of approximately $100 million related to these actions.

DEFERRED TAX CHARGE

In January 2013, we undertook transactions to further consolidate the ownership and management of our technology and content assets. In connection with these transactions, we recorded a deferred tax charge of approximately $240 million in the first quarter of 2013. The deferred tax liability is expected to be settled in cash over the next seven years.

2013 DIVIDENDS

In February 2013, our board of directors approved a $0.02 per share increase in the annualized dividend to $1.30 per common share. A quarterly dividend of $0.325 per share will be paid on March 15, 2013 to shareholders of record as of February 25, 2013.

CHANGES IN ACCOUNTING POLICIES

IAS 1, Presentation of Financial Statements

In the fourth quarter of 2012, we early adopted an amendment to IAS 1, Presentation of Financial Statements. The amendment, which relates only to presentation, requires that items presented in ‘other comprehensive income’ be grouped into two categories depending on whether or not they will be reclassified to profit or loss in the future. The adoption of this amendment did not impact our results or financial position.

RECENT ACCOUNTING PRONOUNCEMENTS

Certain pronouncements were issued by the IASB or International Financial Reporting Interpretations Committee that will be effective for accounting periods beginning on or after January 1, 2013. Many of these updates are not applicable or consequential to us and have been excluded from the discussion below.

IAS 19, Employee Benefits

IAS 19, Employee Benefits, has been amended for annual accounting periods beginning January 1, 2013, with retrospective application from January 1, 2012. The new standard introduces a measure of net interest income (expense) computed on the net pension asset (obligation) that will replace separate measurement of the expected return on plan assets and interest expense on the benefit obligation. The new standard also requires immediate recognition of past service costs associated with benefit plan changes. Under the current standard, past service costs are recognized over the vesting period.

Upon retrospective application of the new standard, our restated net earnings for 2012 will be lower than originally reported under the current accounting standard. The decrease will arise under the new standard because net interest income (expense) will be calculated using the discount rate used to value the benefit obligation, which is lower than the expected rate of return on assets (EROA) currently used to measure net interest attributable to plan assets. The EROA will no longer be a critical accounting estimate and assumption because we will not use this measure under the new accounting standard. Upon adoption, we will reclassify pension net interest to finance costs from its current classification within operating profit.

Thomson Reuters Annual Report 2012

The expected adoption impacts to full-year 2012 results, including the related change in presentation, are as follows:

•	Operating profit and net finance costs decrease $48 million and increase $63 million, respectively, resulting in a $111 million decrease to pre-tax earnings;

•	Net earnings and the related diluted per share amount decrease $81 million and $0.10, respectively; and

•	No impact to total comprehensive income, net assets or cash.

Consolidation, Joint Ventures and Separate Financial Statements

The following pronouncements and related amendments are applicable for annual accounting periods beginning January 1, 2013, with retrospective application from January 1, 2012:

IFRS 10	Consolidated Financial Statements
IFRS 10 replaces the guidance on ‘consolidation’ in IAS 27 - Consolidated and Separate Financial Statements, and Standing Interpretations Committee (SIC) 12 - Consolidation - Special Purpose Entities. The new standard contains a single consolidation model that identifies control as the basis for consolidation for all types of entities, including special purpose entities. The new standard also sets out requirements for situations when control is difficult to assess, including circumstances in which voting rights are not the dominant factor in determining control.

IFRS 11	Joint Arrangements
IFRS 11 replaces the guidance on ‘joint ventures’ in IAS 31 - Interests in Joint Ventures, and SIC 13 - Jointly Controlled Entities - Non-Monetary Contributions by Venturers. The new standard introduces a principles-based approach to accounting for joint arrangements that requires a party to a joint arrangement to recognize its rights and obligations arising from the arrangement. The new standard requires that joint ventures be accounted for under the equity method and eliminates the option to proportionally consolidate.

IAS 27	Separate Financial Statements	IAS 27 has been amended for the issuance of IFRS 10, but retains the current guidance for separate financial statements.
IAS 28	Investments in Associates and Joint Ventures
IAS 28 has been amended for conforming changes based on the issuance of IFRS 10 and IFRS 11. The amendment requires that where a joint arrangement is determined to be a joint venture under IFRS 11, it should be accounted for using the equity method guidance provided in this standard.

The adoptions of the pronouncements and amendments described above are not anticipated to have a material impact on our results and financial position. Upon adoption of these changes, we will no longer proportionately consolidate our joint arrangements in (i) Omgeo, a provider of trade management services within our Financial & Risk segment and (ii) Westlaw Japan K.K., a provider of legal information and solutions to the Japanese legal market, within our Legal segment. Instead, we will apply the equity method to these joint ventures which will reduce consolidated revenues and reclassify the operating profit of each joint venture from consolidated operating profit to income from equity method investees. Segment results will no longer include revenues or operating profits from these joint arrangements. There will be no impact on net earnings.

Other Pronouncements and Amendments

The following pronouncements are applicable for annual accounting periods beginning January 1, 2013 and are not anticipated to have a material impact on our results and financial position:

IFRS 13	Fair Value Measurement
IFRS 13 defines 'fair value' and sets out in a single standard a framework for measuring fair value and requires disclosures about fair value measurements. The new standard reduces complexity and improves consistency by clarifying the definition of fair value and requiring its application to all fair value measurements.

Thomson Reuters Annual Report 2012

2009 – 2011 Cycle	Annual Improvements to IFRSs
The Annual Improvements to IFRSs for the 2009 – 2011 Cycle (Annual Improvements) make non-urgent but necessary amendments to several IFRSs. Among several changes, the Annual Improvements: (a) amend IAS 16, Property, Plant and Equipment, to clarify the classification of servicing equipment; (b) amend IAS 32, Financial Instruments: Presentation, to clarify the treatment of income tax relating to distributions and transaction costs; and (c) amend IAS 34, Interim Financial Reporting, to clarify the disclosure requirements for segment assets and liabilities in interim financial statements.

The following pronouncement is effective for annual accounting periods beginning January 1, 2015 and is being assessed to determine its impact on our results and financial position:

IFRS 9	Financial Instruments (Classification and Measurement)
IFRS 9 replaces the guidance on ‘classification and measurement’ of financial instruments in IAS 39 - Financial Instruments - Recognition and Measurement. The new standard requires a consistent approach to the classification of financial assets and replaces the numerous categories of financial assets in IAS 39 with two categories, measured at either amortized cost or at fair value. For financial liabilities, the standard retains most of the IAS 39 requirements, but where the fair value option is taken, the part of a fair value change due to an entity’s own credit risk is recorded in other comprehensive income rather than the income statement, unless this creates an accounting mismatch.

The following pronouncements and related amendments, listed by applicable annual accounting period effective date, relate to presentation and disclosure and are not anticipated to have a material impact on our results and financial position.

•	IFRS 7 - Financial Instruments: Disclosures (amendments effective January 1, 2013 and 2015);

•	IFRS 12 - Disclosure of Interests in Other Entities (effective January 1, 2013); and

•	IAS 32 - Financial Instruments: Presentation (amendment effective January 1, 2014).

CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of financial statements requires management to make estimates and judgments about the future. Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Refer to Appendix E of this management’s discussion and analysis for additional information on our critical accounting estimates and judgments.

ADDITIONAL INFORMATION

DISCLOSURE CONTROLS AND PROCEDURES

Our Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in applicable U.S. and Canadian securities law) as of the end of the period covered by this management’s discussion and analysis, have concluded that our disclosure controls and procedures are effective to ensure that all information that we are required to disclose in reports that we file or furnish under the U.S. Securities Exchange Act and applicable Canadian securities law is (i) recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and Canadian securities regulatory authorities and (ii) accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

Thomson Reuters Annual Report 2012

INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. A multi-year phased implementation of order-to-cash (OTC) applications and related workflow processes is in progress. Key elements of the OTC solutions are order management, billing, cash management and collections functionality. We expect to reduce the number of applications and to streamline processes across our organization through this initiative. Additionally, we have initiated a project to automate manual processes and update workflows associated with intercompany revenue and cost allocation. We continue to modify the design and documentation of the related internal control processes and procedures as the phased implementations of these initiatives progresses.

Except as described above, there was no change in our internal control over financial reporting during 2012 that materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2012, and based on that assessment determined that our internal control over financial reporting was effective. Refer to our 2012 annual financial statements for our management’s report on internal control over financial reporting.

SHARE CAPITAL

As of March 6, 2013, we had outstanding 827,374,596 common shares, 6,000,000 Series II preference shares, 11,625,473 stock options and a total of 9,286,962 time-based restricted share units and performance restricted share units. We have also issued a Thomson Reuters Founders Share which enables Thomson Reuters Founders Share Company to exercise extraordinary voting power to safeguard the Thomson Reuters Trust Principles.

PUBLIC SECURITIES FILINGS AND REGULATORY ANNOUNCEMENTS

You may access other information about our company, including our 2012 annual report (which contains information required in an annual information form) and our other disclosure documents, reports, statements or other information that we file with the Canadian securities regulatory authorities through SEDAR at www.sedar.com and in the United States with the SEC at www.sec.gov.

CAUTIONARY NOTE CONCERNING FACTORS THAT MAY AFFECT FUTURE RESULTS

Certain statements in this management’s discussion and analysis, including, but not limited to statements in the “Overview” and ”Outlook” sections and our discussion of outlooks in the ”Results of Operations” section, are forward-looking. These forward-looking statements are based on certain assumptions and reflect our company’s current expectations. As a result, forward-looking statements are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations. Certain factors that could cause actual results or events to differ materially from current expectations are discussed in the “Outlook“ section above. Additional factors are discussed in the “Risk Factors” section of this annual report and in materials that we from time to time file with, or furnish to, the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission. There is no assurance that any forward-looking statement will materialize. Our outlook is provided for the purpose of providing information about current expectations for 2013. This information may not be appropriate for other purposes. You are cautioned not to place undue reliance on forward-looking statements, which reflect our expectations only as of the date of this management’s discussion and analysis. Except as may be required by applicable law, we disclaim any obligation to update or revise any forward-looking statements.

Thomson Reuters Annual Report 2012

APPENDIX A

NON-IFRS FINANCIAL MEASURES

The following table sets forth our non-IFRS financial measures, including an explanation of why we believe they are useful measures of our performance. Reconciliations for the most directly comparable IFRS measure are reflected in our management’s discussion and analysis.

Non-IFRS Financial Measure	How We Define It	Why We Use It and Why It Is Useful to Investors	Most Directly Comparable IFRS Measure/Reconciliation
Revenues from ongoing businesses	Revenues from reportable segments and Corporate & Other (which includes the Reuters News business), less eliminations.	Provides a measure of our ability to grow our ongoing businesses over the long term.	Revenues
Revenues at constant currency (before currency or revenues excluding the effects of foreign currency)
Revenues applying the same foreign currency exchange rates for the current and equivalent prior period. To calculate the foreign currency impact between periods, we convert the current and equivalent prior period’s local currency revenues using the same foreign currency exchange rate.

Provides a measure of underlying business trends, without distortion from the effect of foreign currency movements during the period.

Our reporting currency is the U.S. dollar. However, we conduct a significant amount of our activities in currencies other than the U.S. dollar. We manage our operating segments on a constant currency basis, and we manage currency exchange risk at the corporate level.
Revenues
Underlying operating profit and underlying operating profit margin	Operating profit from reportable segments and Corporate & Other. The related margin is expressed as a percentage of revenues from ongoing businesses.	Provides a basis to evaluate operating profitability and performance trends, excluding the impact of items which distort the performance of our operations.	Operating profit
Adjusted EBITDA and adjusted EBITDA margin
Underlying operating profit excluding the related depreciation and amortization of computer software. In 2011, this measure also included expenses associated with the final year of the Reuters integration program. The related margin is expressed as a percentage of revenues from ongoing businesses.
		Provides a measure commonly reported and widely used by investors as an indicator of a company’s operating performance and ability to incur and service debt, and as a valuation metric.	Earnings from continuing operations
Adjusted EBITDA less capital expenditures and adjusted EBITDA less capital expenditures margin	Adjusted EBITDA less capital expenditures, less proceeds from disposals (excluding Other Businesses). The related margin is expressed as a percentage of revenues from ongoing businesses.
Provides a basis for evaluating the operating profitability and capital intensity of a business in a single measure. This measure captures investments regardless of whether they are expensed or capitalized.
Earnings from continuing operations

Thomson Reuters Annual Report 2012

Non-IFRS Financial Measure	How We Define It	Why We Use It and Why It Is Useful to Investors	Most Directly Comparable IFRS Measure/Reconciliation
Adjusted earnings and adjusted earnings per share	Earnings attributable to common shareholders and per share excluding:	Provides a more comparable basis to analyze earnings and is also a measure commonly used by shareholders to measure our performance.	Earnings attributable to common shareholders and earnings per share attributable to common shareholders
● the pre-tax impacts of amortization of other identifiable intangible assets; and
● the post-tax impacts of fair value adjustments, other operating gains and losses, certain impairment charges, the results of Other Businesses, other net finance costs or income, our share of post-tax earnings or losses in equity method investees, discontinued operations and other items affecting comparability. We also deduct dividends declared on preference shares.

This measure is calculated using diluted weighted average shares.

In interim periods, we also adjust our reported earnings and earnings per share to reflect a normalized effective tax rate. Specifically, the normalized effective rate is computed as the estimated full-year effective tax rate applied to adjusted pre-tax earnings of the interim period. The reported effective tax rate is based on separate annual effective income tax rates for each taxing jurisdiction that are applied to each interim period’s pre-tax income.
Because the geographical mix of pre-tax profits and losses in interim periods distorts the reported effective tax rate within an interim period, we believe that using the expected full-year effective tax rate provides more comparability among interim periods. The adjustment to normalize the effective tax rate reallocates estimated full-year income taxes between interim periods, but has no effect on full year tax expense or on cash taxes paid.

Thomson Reuters Annual Report 2012

Non-IFRS Financial Measure	How We Define It	Why We Use It and Why It Is Useful to Investors	Most Directly Comparable IFRS Measure/Reconciliation
Net debt
Total indebtedness, including the associated fair value of hedging instruments on our debt, but excluding unamortized transaction costs and premiums or discounts associated with our debt, less cash and cash equivalents.

Provides a commonly used measure of a company’s leverage.

Given that we hedge some of our debt to reduce risk, we include hedging instruments as we believe it provides a better measure of the total obligation associated with our outstanding debt. However, because we intend to hold our debt and related hedges to maturity, we do not consider certain components of the associated fair value of hedges in our measurements. We reduce gross indebtedness by cash and cash equivalents.
Total debt (current indebtedness plus long-term indebtedness)
Free cash flow	Net cash provided by operating activities and other investing activities, less capital expenditures and dividends paid on our preference shares.	Helps assess our ability, over the long term, to create value for our shareholders as it represents cash available to repay debt, pay common dividends and fund share repurchases and new acquisitions.	Net cash provided by operating activities
Free cash flow from ongoing businesses	Free cash flow excluding businesses that have been or are expected to be exited through sale or closure, which we refer to as “Other Businesses”.
Provides a supplemental measure of our ability, over the long term, to create value for our shareholders because it represents free cash flow generated by our operations excluding businesses that have been or are expected to be exited through sale or closure.
Net cash provided by operating activities
Return on invested capital (ROIC)	Adjusted operating profit after net taxes paid expressed as a percentage of the average adjusted invested capital during the period.	Provides a measure of how efficiently we allocate resources to profitable activities and is indicative of our ability to create value for our shareholders.	IFRS does not require a measure comparable to ROIC. Refer to our calculation of ROIC in Appendix D for a reconciliation of the components in the calculation to the most comparable IFRS measure.

Thomson Reuters Annual Report 2012

APPENDIX B

This appendix provides reconciliations that are not presented elsewhere in this management’s discussion and analysis for certain non-IFRS measures to the most directly comparable IFRS measure.

RECONCILIATION OF EARNINGS (LOSS) FROM CONTINUING OPERATIONS TO
ADJUSTED EBITDA AND ADJUSTED EBITDA LESS CAPITAL EXPENDITURES

	Three months ended December 31,				Year ended December 31,
(millions of U.S. dollars)	2012	2011	Change		2012	2011	Change
Earnings (loss) from continuing operations	385	(2,604)	n/m		2,121	(1,396)	n/m
Adjustments to remove:
Tax expense (benefit)	51	(78)			157	293
Other finance costs (income)	4	(4)			(40)	15
Net interest expense	95	95			390	396
Amortization of other identifiable intangible assets	160	166			619	612
Amortization of computer software	184	178			700	659
Depreciation	106	114			429	438
EBITDA	985	(2,133)			4,376	1,017
Adjustments to remove:
Share of post-tax earnings and impairment in equity method investees	22	(2)			23	(13)
Other operating (gains) losses, net	(81)	98			(883)	(204)
Goodwill impairment	-	3,010			-	3,010
Fair value adjustments	15	(37)			36	(149)
EBITDA from Other Businesses (1)	7	(84)			(23)	(293)
Adjusted EBITDA	948	852	11%		3,529	3,368	5%
Remove: Capital expenditures, less proceeds from disposals (excluding Other Businesses)(1)	250	259			962	966
Adjusted EBITDA less capital expenditures	698	593	18%		2,567	2,402	7%
Adjusted EBITDA margin	28.2%	25.8%	240	bp	27.4%	26.4%	100	bp
Adjusted EBITDA less capital expenditures margin	20.8%	17.9%	290	bp	19.9%	18.8%	110	bp

RECONCILIATION OF UNDERLYING OPERATING PROFIT TO ADJUSTED EBITDA
BY SEGMENT

	Three months ended December 31, 2012			Three months ended December 31, 2011
(millions of U.S. dollars)	Underlying Operating profit	Add: Depreciation and amortization of computer software **	Adjusted EBITDA	Underlying Operating profit	Add: Depreciation and amortization of computer software **	Adjusted EBITDA
Financial & Risk	324	159	483	312	146	458
Legal	257	70	327	244	68	312
Tax & Accounting	103	28	131	110	26	136
Intellectual Property & Science	66	18	84	64	16	80
Corporate & Other (includes Reuters News)(2)	(92)	15	(77)	(84)	14	(70)
Integration programs expenses	na	na	-	na	na	(64)
Total	658	290	948	646	270	852

** excludes Other Businesses (1)

Thomson Reuters Annual Report 2012

RECONCILIATION OF UNDERLYING OPERATING PROFIT TO ADJUSTED EBITDA
BY SEGMENT (CONTINUED)

	Year ended December 31, 2012			Year ended December 31, 2011
(millions of U.S. dollars)	Underlying Operating profit	Add: Depreciation and amortization of computer software **	Adjusted EBITDA	Underlying Operating profit	Add: Depreciation and amortization of computer software **	Adjusted EBITDA
Financial & Risk	1,215	627	1,842	1,396	576	1,972
Legal	964	279	1,243	941	269	1,210
Tax & Accounting	261	115	376	237	95	332
Intellectual Property & Science	235	68	303	237	59	296
Corporate & Other (includes Reuters News)(2)	(270)	35	(235)	(270)	43	(227)
Integration programs expenses	na	na	-	na	na	(215)
Total	2,405	1,124	3,529	2,541	1,042	3,368

**	excludes Other Businesses (1)

(1)
Other Businesses are businesses that have been or are expected to be exited through sale or closure that did not qualify for discontinued operations classification. Significant businesses in this category include: BARBRI (legal education provider, sold in the second quarter of 2011); Trade and Risk Management (trade and risk management solutions provider to financial institutions, sold in the first quarter of 2012); Healthcare (data, analytics and performance benchmarking solutions provider, sold in the second quarter of 2012); and Property Tax Consulting (property tax outsourcing and compliance services provider in the U.S., sold in the fourth quarter of 2012). Further, in December 2012, we accepted a binding offer to sell our Corporate Services business, and therefore classified the business as held for sale at December 31, 2012. The results of operations from businesses held for sale are normally reported within Other Businesses, however, because this business was managed for the entire year as part of the Financial & Risk segment, it has been included within the segment results for Financial & Risk, rather than within Other Businesses.

	Three months ended December 31,		Year ended December 31,
(millions of U.S. dollars)	2012	2011	2012	2011
Revenues	41	269	379	1,064

Operating (loss) profit	(7)	62	18	238
Depreciation and amortization of computer software	-	22	5	55
EBITDA	(7)	84	23	293
Capital expenditures, less proceeds from disposals	1	23	15	75

(2)	Corporate & Other includes the Reuters News business and expenses for corporate functions and certain share-based compensation costs.

RECONCILIATION OF WEIGHTED AVERAGE DILUTED SHARES USED IN ADJUSTED EPS

Because we reported a net loss from continuing operations under IFRS for the fourth quarter and year ended December 31, 2011, the weighted average number of shares used for basic and diluted loss per share is the same, as the effect of stock options and other equity incentive awards would reduce the loss per share, and therefore be anti-dilutive. Since our non-IFRS measure “adjusted earnings” is a profit, as it excludes the $3.0 billion goodwill impairment charge recorded in the fourth quarter of 2011, potential common shares are included, as they lower adjusted EPS and are therefore dilutive.

The following table reconciles IFRS and non-IFRS common share information:

	Three months ended	Year ended
(weighted average common shares)	December 31, 2011
IFRS: Basic and Diluted	828,185,741	833,459,452
Effect of stock options and other equity incentive awards	1,489,159	2,297,510
Non- IFRS Diluted	829,674,900	835,756,962

Thomson Reuters Annual Report 2012

APPENDIX C

SUPPLEMENTAL FINANCIAL INFORMATION

Our 2013 financial outlook set out in the “Outlook” section of this management’s discussion and analysis is based on expectations including adjustments for two new accounting pronouncements as well as the reclassification of certain businesses, most notably our Corporate Services business, from ongoing businesses into disposals. To facilitate comparison with our 2013 outlook, the following supplemental financial information revises our 2012 actual results to a comparable basis. In addition, for comparability purposes we have reflected the realignment of certain products within the Financial & Risk segment based on how they will be managed from January 1, 2013.

Non-IFRS Financial Measures

	Year ended December 31, 2012		IFRS Accounting Amendments		Year ended December 31, 2012
(millions of U.S. dollars, except per share amounts)	Actual	Less: Disposals	Joint Ventures(1)	Pension(1)	Revised
Revenues from ongoing businesses(2)	12,899	(310)	(146)	-	12,443
Adjusted EBITDA	3,529	(125)	(46)	(48)	3,310
Adjusted EBITDA less capital expenditures	2,567	(122)	(33)	(48)	2,364

Underlying operating profit	2,405	(119)	(33)	(48)	2,205
Interest expense(3)	(390)	-	-	(63)	(453)
Tax expense(3)	(203)	30	14	30	(129)
Other expenses(3)	(56)	-	-	-	(56)
Adjusted earnings	1,756	(89)	(19)	(81)	1,567
Adjusted earnings per share	$2.12	$(0.11)	$(0.02)	$(0.10)	$1.89
Free cash flow from ongoing businesses	1,667	(116)	-	-	1,551

(millions of U.S. dollars)	Year ended December 31, 2012
Revenues
Trading	2,624
Investors	2,195
Marketplaces	1,764
Governance Risk & Compliance	219
Financial & Risk	6,802
Legal	3,266
Tax & Accounting	1,161
Intellectual Property & Science	894
Reportable segments	12,123
Corporate & Other (includes Reuters News)	331
Eliminations	(11)
Revenues from ongoing businesses(2)	12,443
Adjusted EBITDA		Margin
Financial & Risk	1,691	24.9%
Legal	1,246	38.2%
Tax & Accounting	352	30.3%
Intellectual Property & Science	303	33.9%
Corporate & Other (includes Reuters News)	(282)
Adjusted EBITDA	3,310	26.6%
Remove: capital expenditures, less proceeds from disposals (excluding Other Businesses)	946
Adjusted EBITDA less capital expenditures	2,364	19.0%

Thomson Reuters Annual Report 2012

(millions of U.S. dollars)	Year ended December 31, 2012
Underlying Operating Profit		Margin
Financial & Risk	1,082	15.9%
Legal	967	29.6%
Tax & Accounting	238	20.5%
Intellectual Property & Science	235	26.3%
Corporate & Other (includes Reuters News)	(317)
Underlying operating profit	2,205	17.7%

	Year ended December 31, 2012
(millions of U.S. dollars)	Underlying Operating profit	Add: Depreciation and amortization of computer software **	Adjusted EBITDA
Financial & Risk	1,082	609	1,691
Legal	967	279	1,246
Tax & Accounting	238	114	352
Intellectual Property & Science	235	68	303
Corporate & Other (includes Reuters News)	(317)	35	(282)
Total	2,205	1,105	3,310

**	excludes Other Businesses (2)

(1)	Includes the impact of adopting new IFRS pronouncements related to joint ventures and pension effective January 1, 2013, with retrospective application to 2012.
•
The joint ventures pronouncement no longer allows proportionate consolidation of joint ventures. Joint ventures must now be accounted for as equity investments. We exclude equity investments from adjusted earnings.

•
The pension pronouncement requires new accounting for the interest component of pension expense. This change increased 2012 pension expense by $111 million. Additionally, the 2012 interest component of pension expense, $63 million, will now be reported as a component of interest expense rather than as part of operating expenses.

(2)
Results from ongoing businesses exclude Other Businesses. Other Businesses are businesses that have been or are expected to be exited through sale or closure that did not qualify for discontinued operations classification. Significant businesses in this category include: BARBRI (legal education provider, sold in the second quarter of 2011); Trade and Risk Management (trade and risk management solutions provider to financial institutions, sold in the first quarter of 2012); Healthcare (data, analytics and performance benchmarking solutions provider, sold in the second quarter of 2012); Property Tax Consulting (property tax outsourcing and compliance services provider in the U.S., sold in the fourth quarter of 2012); and Corporate Services (provider of tools and solutions that help companies communicate with investors and media, currently held for sale).

(3)	Although we do not define these items as non-IFRS measures, they are provided to allow for a full reconciliation between our 2012 actual and revised results. Refer to note (1).

Thomson Reuters Annual Report 2012

APPENDIX D

CALCULATION OF RETURN ON INVESTED CAPITAL (ROIC)

We calculate ROIC as adjusted operating profit after net taxes paid expressed as a percentage of the average invested capital during the period. Invested capital represents our net operating assets that contribute to or arise from our post-tax adjusted operating profits.

The following table provides the calculation of our return on invested capital for 2012 and 2011.

(millions of U.S. dollars)	2012	2011
Calculation of adjusted operating profit after taxes
Operating profit (loss)	2,651	(705)
Adjustments to remove:
Amortization of other identifiable intangible assets	619	612
Fair value adjustments	36	(149)
Goodwill impairment	-	3,010
Other operating gains, net	(883)	(204)
Adjusted operating profit (1)	2,423	2,564
Net cash taxes paid on operations (2)	(249)	(358)
Post-tax adjusted operating profit	2,174	2,206
Calculation of invested capital
Trade and other receivables	1,835	1,984
Prepaid expenses and other current assets	641	641
Assets held for sale (3)	375	808
Computer hardware and other property, net	1,423	1,509
Computer software, net	1,682	1,640
Other identifiable intangible assets (excludes accumulated amortization)	12,448	12,491
Goodwill (4)	16,516	16,283
Payables, accruals and provisions	(2,633)	(2,675)
Liabilities associated with assets held for sale (3)	(29)	(27)
Deferred revenue	(1,224)	(1,379)
Present value of operating leases (5)	1,352	1,267
Total invested capital (6)	32,386	32,542
Average invested capital	32,464	32,042
Return on invested capital	6.7%	6.9%

(1)	Adjusted operating profit includes integration expenses as well as operating profit from “Other Businesses”.

(2)	Excludes cash taxes paid on the disposal of businesses and investments.

(3)
In 2012, assets held for sale includes accumulated intangible asset amortization of $73 million and liabilities associated with assets held for sale excludes $6 million of other non-current liabilities. In 2011, assets held for sale excludes $8 million of financial assets and includes $47 million in accumulated intangible asset amortization and impairment and $2 million in goodwill impairment. Liabilities associated with assets held for sale excludes $8 million of financial liabilities.

(4)
Goodwill has not been reduced, in either period, for the $3.0 billion impairment recorded in 2011. Goodwill excludes amounts associated with deferred taxes of $ 2.7 billion and $2.6 billion in 2012 and 2011, respectively, arising from acquisition accounting.

(5)	Present value of operating leases primarily for real property and equipment contracted in the ordinary course of business.

(6)
Invested capital excludes: financial assets and liabilities, including cash and debt; other non-current assets; deferred taxes; and provisions and other non-current liabilities, which are largely comprised of defined benefit plan obligations.

Thomson Reuters Annual Report 2012

APPENDIX E

CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of financial statements requires management to make estimates and judgments about the future. Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Accounting estimates will, by definition, seldom equal the actual results. The following discussion sets forth management’s:

•	most critical estimates and assumptions in determining the value of assets and liabilities; and

•	most critical judgments in applying accounting policies.

Critical accounting estimates and assumptions

Allowance for doubtful accounts and sales adjustments

We must make an assessment of whether accounts receivable are collectible from customers. Accordingly, we establish an allowance for estimated losses arising from non-payment and other sales adjustments, taking into consideration customer creditworthiness, current economic trends and past experience. If future collections differ from estimates, future earnings would be affected. At December 31, 2012, the combined allowances were $135 million, or 7%, of the gross trade accounts receivable balance of approximately $1.9 billion. An increase to the reserve based on 1% of accounts receivable would have decreased pre-tax earnings by approximately $19 million for the year ended December 31, 2012.

Computer software

Computer software represented approximately $1.7 billion of total assets in the consolidated statement of financial position at December 31, 2012. A significant portion of ongoing expenditures relate to software that is developed as part of electronic databases, delivery systems and internal infrastructures, and, to a lesser extent, software sold directly to customers. As part of the software development process, we must estimate the expected period of benefit over which capitalized costs should be amortized. The basis of these estimates includes the timing of technological obsolescence, competitive pressures, historical experience and internal business plans for the use of the software. Due to rapidly changing technology and the uncertainty of the software development process itself, future results could be affected if our current assessment of our software projects differs from actual performance.

Other identifiable intangible assets and goodwill

Other identifiable intangible assets and goodwill represented approximately $8.1 billion and $16.3 billion, respectively, of total assets in the consolidated statement of financial position at December 31, 2012. Other identifiable intangible assets and goodwill arise out of business combinations. Business combinations are accounted for under the acquisition method of accounting, which requires us to identify and attribute values and estimated lives to the intangible assets acquired based on their estimated fair value. These determinations involve significant estimates and assumptions regarding cash flow projections, economic risk and weighted cost of capital. The excess of acquisition cost over the fair value of identifiable net assets acquired is recorded as goodwill.

Subsequent to acquisition, we test identifiable intangible assets and goodwill for impairment as required. The outcome of these tests is highly dependent on our latest estimates and assumptions regarding cash flow projections, economic risk and weighted cost of capital.

If future events or results differ adversely from the estimates and assumptions made at acquisition or as part of subsequent impairment tests, we could record increased amortization or impairment charges in the future.

Valuation Techniques

An impairment of goodwill occurs when the recoverable amount of a cash generating unit (CGU) is below the carrying value of the CGU. The recoverable amount is the higher of a CGU’s fair value less cost to sell or its value in use. As in prior years, the recoverable value of each CGU was based on fair value less cost to sell, using a weighted average of the income approach and market approach. The valuation techniques, significant assumptions and sensitivities applied in the goodwill impairment test are described below. The selection and application of valuation techniques and the determination of significant assumptions requires judgment.

Thomson Reuters Annual Report 2012

Income approach

The income approach is predicated upon the value of the future cash flows that a business will generate. We used the discounted cash flow (DCF) method, which involves projecting cash flows and converting them into a present value equivalent through discounting. The discounting process uses a rate of return that is commensurate with the risk associated with the business or asset and the time value of money. This approach requires assumptions about revenue growth rates, operating margins, tax rates and discount rates.

Market approach

The market approach assumes that companies operating in the same industry will share similar characteristics and that company values will correlate to those characteristics. Therefore, a comparison of a CGU to similar companies whose financial information is publicly available may provide a reasonable basis to estimate fair value. Under the market approach, fair value is calculated based on EBITDA multiples of benchmark companies comparable to the businesses in each CGU. Data for the benchmark companies was obtained from publicly available information.

Significant Assumptions

Weighting of Valuation Techniques

We weighted the results of the two valuation techniques noted above, consistently applied to each CGU, as follows: 60% income approach/40% market approach. We believe that given volatility in capital markets, it is appropriate to apply a heavier weighting to the income approach.

Growth

Growth assumptions used were based on our internal budget. We projected revenue, operating margins and cash flows for a period of five years, and applied a perpetual long-term growth rate thereafter. In arriving at our forecasts, we considered past experience, economic trends such as GDP growth and inflation as well as industry and market trends. The projections also took into account the expected impact from new product initiatives, customer retention and efficiency initiatives, and the maturity of the markets in which each business operates.

Discount Rate

We assumed a discount rate in order to calculate the present value of our projected cash flows. The discount rate represented a weighted average cost of capital (WACC) for comparable companies operating in similar industries as the applicable CGU, based on publicly available information. The WACC is an estimate of the overall required rate of return on an investment for both debt and equity owners and serves as the basis for developing an appropriate discount rate. Determination of the WACC requires separate analysis of the cost of equity and debt, and considers a risk premium based on an assessment of risks related to the projected cash flows of each unit.

Lower discount rates were applied to CGUs whose cash flows are expected to be less volatile due to factors such as the maturity of the market they serve and their market position. Higher discount rates were applied to CGUs whose cash flows are expected to be more volatile due to competition, or participation in less stable geographic markets.

Tax Rate

The tax rates applied to the projections were based on effective tax rates of comparable companies operating in similar industries as the applicable CGU, based on publicly available information. Tax assumptions are sensitive to changes in tax laws as well as assumptions about the jurisdictions in which profits are earned. It is possible that actual tax rates could differ from those assumed.

The key assumptions used in performing the impairment test, by CGU, were as follows:

	Perpetual	Discount	Tax
Cash-Generating Unit	growth rate	rate	rate
Financial & Risk	3.0%	9.5%	28.0%
Legal	2.5%	7.5%	39.0%
Tax & Accounting	3.0%	9.0%	40.0%
Intellectual Property & Science	3.0%	8.5%	39.0%

The fair value for each CGU was in excess of its carrying value. The excess was 6% for Financial & Risk and over 100% for each of the other three CGUs. Except for Financial & Risk, sensitivity analysis demonstrates that no reasonably possible change in assumptions would cause the carrying amount of a CGU to exceed its recoverable amount.

Thomson Reuters Annual Report 2012

The Financial & Risk CGU had excess fair value of $980 million. An increase in the discount rate to 10.2%, an increase in the tax rate to 35%, or a decrease in the perpetual growth rate to 2.2% would eliminate the excess fair value. The DCF valuation for the Financial & Risk CGU assumes that free cash flow will grow at a compounded annual rate of 5.1% from 2012 to 2017. The free cash flow growth projections and certain key assumptions underlying the fair value of the Financial & Risk CGU are subject to risks and uncertainties that could cause future results to differ materially from current expectations. Specifically, our key assumption of perpetual growth could be impacted by changes in long-term outlooks for global inflation. Our free cash flow projections could be impacted by further deterioration in macroeconomic conditions, including potential impacts of regulation on our customers, changes in customer buying patterns or competitive pressures. Such conditions could lead the Financial & Risk CGU to experience unexpected subscription cancellations, lower transaction volumes or the inability to sustain expected price increases. Additionally, the free cash flow projections for the Financial & Risk CGU assume that certain legacy platforms and network infrastructures will be decommissioned as customers upgrade to Thomson Reuters Eikon and Elektron, thereby increasing the efficiency of its cost structure. The Financial & Risk CGU could incur higher costs than expected if customers do not upgrade or if the process to upgrade takes longer than anticipated. Additionally, the assumptions for discount rate and tax rate are based on those for comparable companies and are driven by market conditions and prevailing tax laws. Changes in these measures could cause future results of Financial & Risk to differ materially from current expectations.

Employee future benefits

We sponsor defined benefit plans providing pension and other post-employment benefits to covered employees. The determination of expense and obligations associated with employee future benefits requires the use of assumptions such as the expected rate of return on assets available to fund pension obligations, the discount rate to measure obligations, the expected mortality, the expected rate of future compensation and the expected healthcare cost trend rate. Because the determination of the cost and obligations associated with employee future benefits requires the use of various assumptions, there is measurement uncertainty inherent in the actuarial valuation process. Actual results will differ from results which are estimated based on assumptions.

Discount rate

The discount rate was based on current market interest rates of high-quality, fixed-rate debt securities adjusted to reflect the duration of expected future cash outflows for pension benefit payments. To estimate the discount rate, our actuary constructed a hypothetical yield curve that represented yields on high quality zero-coupon bonds with durations that mirrored the expected payment stream of the benefit obligation. For the Thomson Reuters Group Pension Plan (TRGP) and RPF, a 0.25% increase or decrease in the discount rate would have decreased or increased the defined benefit obligation by approximately $198 million as of December 31, 2012.

Expected rate of return on assets

We made assumptions about the expected long-term rate of return on plan assets, but there is no assurance that a plan will be able to earn the assumed rate of return. In determining the long-term rate of return assumption, we considered historical returns, input from investment advisors and our actuary’s simulation model of expected long-term rates of return assuming our targeted investment portfolio mix. Effective January 1, 2013, the expected rate of return on assets will no longer be a critical accounting estimate and assumption because this measure is not applicable under the IAS 19, Employee Benefits amendment (refer to “Changes in Accounting Polices”).

Medical cost trend

The medical cost trend is based on our actuarial medical claims experience and future projections of medical costs. The average medical cost trend rate used was 7% for 2012, which is reduced ratably to 5% in 2018. A 1% increase or decrease in the trend rate would have resulted in an increase or decrease in the benefit obligation for post-retirement benefits of approximately $20 million at December 31, 2012 and an increase or decrease in the service and interest costs of approximately $1 million in 2012.

Mortality assumptions

The mortality assumptions used to assess the defined benefit obligation for the TRGP and the RPF as of December 31, 2012 are based on the UP94 Generational Table and the 00 Series Tables issued by the Continuous Mortality Investigation Bureau with allowance for projected longevity improvements and adjustment for the medium cohort effect, respectively. For the TRGP and the RPF, an increase in life expectancy of one year across all age groups would result in a $131 million increase in the defined benefit obligation as of December 31, 2012.

Income taxes

We compute an income tax provision in each of the jurisdictions in which we operate. However, actual amounts of income tax expense only become final upon filing and acceptance of the tax return by the relevant authorities, which occurs subsequent to the issuance of the financial statements. Additionally, estimation of income taxes includes evaluating the recoverability of deferred tax assets based on an assessment of the ability to use the underlying future tax deductions before they expire against future taxable income. The assessment is based upon existing tax laws and estimates of future taxable income. To the extent estimates differ from the final tax return, earnings would be affected in a subsequent period.

Thomson Reuters Annual Report 2012

In interim periods, the income tax provision is based on estimates of full-year earnings by jurisdiction. The average annual effective income tax rates are re-estimated at each interim reporting date. To the extent that forecasts differ from actual results, adjustments are recorded in subsequent periods.

Our 2012 effective income tax rate on earnings from continuing operations was 6.9%. A 1% increase in the effective income tax rate would have increased 2012 income tax expense by approximately $23 million.

Critical judgments in applying accounting policies

Revenue recognition

As described in note 1 to our 2012 audited annual financial statements, we assess the criteria for the recognition of revenue related to arrangements that have multiple components. These assessments require that we make judgments to determine if there are separately identifiable components as well as how to allocate the total price among the components. Deliverables are accounted for as separately identifiable components if they can be understood without reference to the series of transactions as a whole. In concluding whether components are separately identifiable, we consider the transaction from the customer’s perspective. Among other factors, we assess whether the service or good is sold separately by us in the normal course of business or whether the customer could purchase the service or good separately. With respect to the allocation of price among components, we use our judgment to assign a fair value to each component. As evidence of fair value, we look to such items as the price for the component when sold separately, renewal rates for specific components and prices for a similar product sold separately.

Uncertain tax positions

We are subject to taxation in numerous jurisdictions. There are many transactions and calculations during the course of business for which the ultimate tax determination is uncertain. We maintain provisions for uncertain tax positions that we believe appropriately reflect our risk. These provisions are made using the best estimate of the amount expected to be paid based on a qualitative assessment of all relevant factors. We review the adequacy of these provisions at the end of the reporting period. It is possible that at some future date, liabilities in excess of our provisions could result from audits by, or litigation with, relevant taxing authorities. Where the final outcome of these tax-related matters is different from the amounts that were initially recorded, such differences will affect the tax provisions in the period in which such determination is made.

Thomson Reuters Annual Report 2012

APPENDIX F

SELECTED ANNUAL INFORMATION

The following table summarizes selected annual information for 2012, 2011 and 2010.

The comparability of our business from year to year is impacted by numerous acquisition and disposition transactions. Relative to our underlying business performance:

We entered 2010 with positive sales momentum however, given the subscription nature of our business, the impact of negative net sales in 2009 affected our revenues in 2010 and we were slower to return to growth than other businesses. Our business mix has also been transforming over the last few years as we continue to invest in higher-growth segments and newly acquired businesses. However, these investments and acquisitions are initially dilutive to our margins. At the same time, our higher-margin print and non-subscription revenues declined through the economic recession.

In 2011, muted economic recovery in developed markets continued to impact our results. Our former Markets Division, which was largely comprised of businesses now within our Financial & Risk business, was further affected by headcount reductions in the financial services industry and by challenges related to the launch and development of Thomson Reuters Eikon. We recorded a $3.0 billion non-cash goodwill impairment charge related to our former Markets Division. Our professional businesses (Legal, Tax & Accounting and Intellectual Property & Science) grew through the economic cycle, benefiting from investments in new products, adjacent higher growth markets and global expansion. Savings from our efficiency initiatives and lower integration expenses contributed to expansion of adjusted EBITDA margin.

In 2012, our businesses continued to grow despite a challenging economic environment in which two of our key customer segments – global banks and large law firms – remained under pressure. Our performance reflected the benefit of earlier investments in faster growing geographies as well as in higher growth market segments adjacent to our existing businesses, such as Governance, Risk & Compliance. Higher revenues, the elimination of Reuters integration expenses in 2012, lower severance costs and cost controls contributed to adjusted EBITDA growth and adjusted EBITDA margin expansion. Our strong financial position and the recurring nature of our business model, which is highly-cash flow generative, enabled us to continue making investments in our business.

Refer to “Results of Operations” for a full discussion of our performance in 2012 compared to 2011.

	For the years ended and as at December 31,
(millions of U.S. dollars, except per share amounts)	2012		2011		2010
Consolidated Income Statement Data:
Revenues		13,278		13,807		13,070
Operating profit (loss)		2,651		(705)		1,419
Earnings (loss) earnings from continuing operations		2,121		(1,396)		933
Net earnings (loss)		2,123		(1,392)		933
Basic earnings (loss) per share from continuing operations		$2.50		$(1.68)		$1.09
Basic earnings (loss) per share		$2.50		$(1.67)		$1.09
Diluted earnings (loss) per share from continuing operations		$2.49		$(1.68)		$1.08
Diluted earnings (loss) per share		$2.49		$(1.67)		$1.08
Consolidated Statement of Financial Position Data:
Total assets		32,572		32,476		35,531
Total long-term financial liabilities (1)		6,260		7,187		6,944
Dividend Data:
Dividends per Thomson Reuters Corporation common share (US$)		$1.28		$1.24		$1.16
Dividends per Thomson Reuters Corporation Series II preference share (C$)	C$	0.53	$	C0.53	$	C0.45
Non-IFRS Data (unaudited) (2):
Revenues from ongoing businesses		12,899		12,743		11,937
Adjusted EBITDA		3,529		3,368		2,809
Adjusted EBITDA margin		27.4%		26.4%		23.5%
Adjusted EBITDA less capital expenditures		2,567		2,402		1,764
Adjusted EBITDA less capital expenditures margin		19.9%		18.8%		14.8%
Underlying operating profit		2,405		2,541		2,317
Underlying operating profit margin		18.6%		19.9%		19.4%
Adjusted earnings		1,756		1,634		1,279
Adjusted earnings per share		$2.12		$1.96		$1.53
Net debt		5,684		6,987		6,389
Free cash flow		1,737		1,602		1,563
Free cash flow from ongoing businesses		1,667		1,387		1,293

(1)	Long-term financial liabilities are comprised of “Long-term indebtedness” and “Other financial liabilities” classified as non-current on our consolidated statement of financial position.

(2)	Non-IFRS financial measures are defined in Appendix A of this management’s discussion and analysis.

Thomson Reuters Annual Report 2012

APPENDIX G

QUARTERLY INFORMATION (UNAUDITED)

The following table presents a summary of our consolidated operating results for the eight most recent quarters.

	Quarter ended March 31,		Quarter ended June 30,		Quarter ended September 30,		Quarter ended December 31,
(millions of U.S. dollars, except per share amounts)	2012	2011	2012	2011	2012	2011	2012	2011
Revenues	3,354	3,330	3,309	3,447	3,216	3,453	3,399	3,577
Operating profit (loss)	386	396	1,318	833	390	659	557	(2,593)
Earnings (loss) from continuing operations	328	255	936	572	472	381	385	(2,604)
Earnings (loss) from discontinued operations, net of tax	(2)	2	(1)	-	2	-	3	2
Net earnings (loss)	326	257	935	572	474	381	388	(2,602)
Earnings (loss) attributable to common shares	314	250	922	563	462	369	372	(2,572)

Dividends declared on preference shares	(1)	(1)	(1)	(1)	-	-	(1)	(1)

Basic earnings (loss) per share
From continuing operations	$0.38	$0.30	$1.11	$0.67	$0.56	$0.44	$0.44	$(3.11)
From discontinued operations	-	-	-	-	-	-	0.01	-
	$0.38	$0.30	$1.11	$0.67	$0.56	$0.44	$0.45	$(3.11)
Diluted earnings (loss) per share
From continuing operations	$0.38	$0.30	$1.11	$0.67	$0.56	$0.44	$0.44	$(3.11)
From discontinued operations	-	-	-	-	-	-	0.01	-
	$0.38	$0.30	$1.11	$0.67	$0.56	$0.44	$0.45	$(3.11)

Our revenues and operating profits do not tend to be significantly impacted by seasonality as we record a large portion of our revenues ratably over a contract term and our costs (other than expenses associated with the Reuters integration program that commenced in 2008 and was completed in 2011) are generally incurred evenly throughout the year. However, our non-recurring revenues can cause changes in our performance from quarter to consecutive quarter. Additionally, the release of certain print-based offerings can be seasonal as can certain product releases for the regulatory markets, which tend to be concentrated at the end of the year. Our results also reflect the savings benefits realized from the Reuters integration.

Revenues declined in the second, third and fourth quarters of 2012 compared to the respective prior-year periods, primarily reflecting divestitures. Revenue performance in 2012 also reflected challenges in our Financial & Risk segment, including an overall difficult economic environment, especially in Europe. This dynamic was partially offset by growth in our Legal, Tax & Accounting and Intellectual Property & Science segments. Acquisitions contributed to revenue changes. In 2012, foreign currency had a negative impact on revenues in the second and third quarter and no impact in the first and fourth quarter. Operating profit in the second quarter of 2012 included gains on sales of businesses of $789 million, primarily from the sale of our Healthcare business. The second quarter of 2011 included $382 million of gains from the disposal of businesses and investments. Operating profit declined in the third quarter of 2012 compared to 2011 due to divestitures and lower fair value adjustments. Our results for the fourth quarter of 2011 included a $3.0 billion non-cash goodwill impairment charge related to our financial businesses. Results for 2011 reflected integration program expenses associated with our acquisition of Reuters in 2008. These initiatives were completed in the fourth quarter of 2011.

Thomson Reuters Annual Report 2012

CONSOLIDATED FINANCIAL STATEMENTS

Management’s Responsibility for the Consolidated Financial Statements

The management of Thomson Reuters Corporation (the “Company”) is responsible for the accompanying consolidated financial statements and other information included in this annual report. The financial statements have been prepared in conformity with International Financial Reporting Standards, as issued by the International Accounting Standards Board, using the best estimates and judgments of management, where appropriate. Information presented elsewhere in this annual report is consistent with that in the financial statements.

The Company’s board of directors is responsible for ensuring that management fulfills its responsibilities in respect of financial reporting and internal control. The Audit Committee of the board of directors meets periodically with management and the Company’s independent auditor to discuss auditing matters and financial reporting issues. In addition, the Audit Committee approves the interim consolidated financial statements and recommends to the board of directors the approval of the annual consolidated financial statements and the annual appointment of the independent auditor. The board of directors has approved the information contained in the accompanying consolidated financial statements.

James C. Smith	Stephane Bello
President and Chief Executive Officer	Executive Vice President and Chief Financial Officer

March 11, 2013

Management’s Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting.

Internal control over financial reporting is a process that was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board. Internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of Thomson Reuters Corporation (the “Company”); (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

Management conducted an evaluation of the effectiveness of its system of internal control over financial reporting based on the framework and criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2012.

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2012 has been audited by PricewaterhouseCoopers LLP, independent auditor, as stated in its report which appears herein.

James C. Smith	Stephane Bello
President and Chief Executive Officer	Executive Vice President and Chief Financial Officer

March 11, 2013

Thomson Reuters Annual Report 2012

Report of Independent Registered Public Accounting Firm

TO THE SHAREHOLDERS OF THOMSON REUTERS CORPORATION:

In our opinion, the accompanying consolidated statement of financial position and the related consolidated statements of income, comprehensive income, changes in equity and cash flow present fairly, in all material respects, the financial position of Thomson Reuters Corporation and its subsidiaries at December 31, 2012 and December 31, 2011, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2012 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) and Canadian generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers LLP
New York, New York
March 11, 2013

Thomson Reuters Annual Report 2012

THOMSON REUTERS CORPORATION
CONSOLIDATED INCOME STATEMENT

		Year ended December 31,
(millions of U.S. dollars, except per share amounts)	Notes	2012	2011
Revenues		13,278	13,807
Operating expenses	5	(9,762)	(9,997)
Depreciation		(429)	(438)
Amortization of computer software		(700)	(659)
Amortization of other identifiable intangible assets		(619)	(612)
Goodwill impairment	18	-	(3,010)
Other operating gains, net	6	883	204
Operating profit (loss)		2,651	(705)
Finance costs, net:
Net interest expense	7	(390)	(396)
Other finance income (costs)	7	40	(15)
Income (loss) before tax and equity method investees		2,301	(1,116)
Share of post-tax earnings and impairment in equity method investees	8	(23)	13
Tax expense	9	(157)	(293)
Earnings (loss) from continuing operations		2,121	(1,396)
Earnings from discontinued operations, net of tax		2	4
Net earnings (loss)		2,123	(1,392)
Earnings (loss) attributable to:
Common shareholders		2,070	(1,390)
Non-controlling interests		53	(2)

Earnings (loss) per share:	10
Basic earnings (loss) per share:
From continuing operations		$2.50	$(1.68)
From discontinued operations		-	0.01
Basic earnings (loss) per share		$2.50	$(1.67)

Diluted earnings (loss) per share:
From continuing operations		$2.49	$(1.68)
From discontinued operations		-	0.01
Diluted earnings (loss) per share		$2.49	$(1.67)

The related notes form an integral part of these consolidated financial statements.

Thomson Reuters Annual Report 2012

THOMSON REUTERS CORPORATION
CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

		Year ended December 31,
(millions of U.S. dollars)	Notes	2012	2011
Net earnings (loss)		2,123	(1,392)
Other comprehensive loss:
Cash flow hedges adjustments to earnings	19	(57)	62
Foreign currency translation adjustments to earnings		-	2
Items that may be subsequently reclassified to net earnings (loss):
Cash flow hedges adjustments to equity		23	(41)
Foreign currency translation adjustments to equity		13	(59)
		36	(100)
Item that will not be reclassified to net earnings (loss):
Net actuarial losses on defined benefit pension plans, net of tax(1)	26	(234)	(262)
Other comprehensive loss		(255)	(298)
Total comprehensive income (loss)		1,868	(1,690)

Comprehensive income (loss) for the period attributable to:
Common shareholders		1,815	(1,688)
Non-controlling interests		53	(2)

(1)	The related tax benefit was $120 million and $126 million for the years ended December 31, 2012 and 2011, respectively.

The related notes form an integral part of these consolidated financial statements.

Thomson Reuters Annual Report 2012

THOMSON REUTERS CORPORATION
CONSOLIDATED STATEMENT OF FINANCIAL POSITION

		December 31,
(millions of U.S. dollars)	Notes	2012	2011
ASSETS
Cash and cash equivalents	11	1,301	422
Trade and other receivables	12	1,835	1,984
Other financial assets	19	72	100
Prepaid expenses and other current assets	13	641	641
Current assets excluding assets held for sale		3,849	3,147
Assets held for sale	14	302	767
Current assets		4,151	3,914
Computer hardware and other property, net	15	1,423	1,509
Computer software, net	16	1,682	1,640
Other identifiable intangible assets, net	17	8,135	8,471
Goodwill	18	16,256	15,932
Other financial assets	19	360	425
Other non-current assets	20	515	535
Deferred tax	23	50	50
Total assets		32,572	32,476

LIABILITIES AND EQUITY
Liabilities
Current indebtedness	19	1,008	434
Payables, accruals and provisions	21	2,633	2,675
Deferred revenue		1,224	1,379
Other financial liabilities	19	95	81
Current liabilities excluding liabilities associated with assets held for sale		4,960	4,569
Liabilities associated with assets held for sale	14	35	35
Current liabilities		4,995	4,604
Long-term indebtedness	19	6,223	7,160
Provisions and other non-current liabilities	22	2,514	2,513
Other financial liabilities	19	37	27
Deferred tax	23	1,305	1,422
Total liabilities		15,074	15,726

Equity
Capital	24	10,371	10,288
Retained earnings		8,311	7,633
Accumulated other comprehensive loss		(1,537)	(1,516)
Total shareholders’ equity		17,145	16,405
Non-controlling interests		353	345
Total equity		17,498	16,750
Total liabilities and equity		32,572	32,476

Contingencies (note 29)

The related notes form an integral part of these consolidated financial statements.

These financial statements were approved by the Company’s board of directors on March 6, 2013.

David Thomson	James C. Smith
Director	Director

Thomson Reuters Annual Report 2012

THOMSON REUTERS CORPORATION
CONSOLIDATED STATEMENT OF CASH FLOW

		Year ended December 31,
(millions of U.S. dollars)	Notes	2012	2011
Cash provided by (used in):
OPERATING ACTIVITIES
Net earnings (loss)		2,123	(1,392)
Adjustments for:
Depreciation		429	438
Amortization of computer software		700	659
Amortization of other identifiable intangible assets		619	612
Goodwill impairment		-	3,010
Net gains on disposals of businesses and investments		(829)	(388)
Deferred tax	23	(118)	(202)
Other	27	(61)	139
Changes in working capital and other items	27	(159)	(279)
Net cash provided by operating activities		2,704	2,597
INVESTING ACTIVITIES
Acquisitions, net of cash acquired	28	(1,301)	(1,286)
Proceeds from other disposals, net of taxes paid		1,901	415
Capital expenditures, less proceeds from disposals		(977)	(1,041)
Other investing activities		13	49
Investing cash flows from continuing operations		(364)	(1,863)
Investing cash flows from discontinued operations		90	56
Net cash used in investing activities		(274)	(1,807)
FINANCING ACTIVITIES
Proceeds from debt	19	-	349
Repayments of debt	19	(2)	(648)
Net (repayments) borrowings under short-term loan facilities		(422)	400
Repurchases of common shares	24	(168)	(326)
Dividends paid on preference shares		(3)	(3)
Dividends paid on common shares	24	(1,021)	(960)
Other financing activities		65	(39)
Net cash used in financing activities		(1,551)	(1,227)
Translation adjustments on cash and cash equivalents		-	(5)
Increase (decrease) in cash and cash equivalents		879	(442)
Cash and cash equivalents at beginning of period	11	422	864
Cash and cash equivalents at end of period	11	1,301	422

Supplemental cash flow information is provided in note 27.

Interest paid		(419)	(399)
Interest received		5	9

Income taxes paid:
Within operating activities		(249)	(358)
Within investing activities		(197)	(153)
Total income taxes paid		(446)	(511)

Amounts paid and received for interest are reflected as operating cash flows. Interest paid is net of debt-related hedges.

Amounts paid and received for taxes are reflected as either operating cash flows or investing cash flows depending on the nature of the underlying transaction.

The related notes form an integral part of these consolidated financial statements.

Thomson Reuters Annual Report 2012

THOMSON REUTERS CORPORATION
CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(millions of U.S. dollars)	Stated share capital	Contributed surplus	Total capital	Retained earnings	Unrecognized loss on cash flow hedges	Foreign currency translation adjustments	Total accumulated other comprehensive loss (“AOCL”)	Non- controlling interests	Total
Balance, December 31, 2011	10,134	154	10,288	7,633	(22)	(1,494)	(1,516)	345	16,750
Comprehensive income (loss)(1)	-	-	-	1,836	(34)	13	(21)	53	1,868
Distributions to non-controlling interest	-	-	-	-	-	-	-	(45)	(45)
Dividends declared on preference shares	-	-	-	(3)	-	-	-	-	(3)
Dividends declared on common shares	-	-	-	(1,059)	-	-	-	-	(1,059)
Shares issued under Dividend Reinvestment Plan (“DRIP”)	38	-	38	-	-	-	-	-	38
Repurchases of common shares	(72)	-	(72)	(96)	-	-	-	-	(168)
Stock compensation plans	101	16	117	-	-	-	-	-	117
Balance, December 31, 2012	10,201	170	10,371	8,311	(56)	(1,481)	(1,537)	353	17,498

(millions of U.S. dollars)	Stated share capital	Contributed surplus	Total capital	Retained earnings	Unrecognized (loss) gain on cash flow hedges	Foreign currency translation adjustments	AOCL	Non- controlling interests	Total
Balance, December 31, 2010	10,077	207	10,284	10,518	(43)	(1,437)	(1,480)	353	19,675
Comprehensive (loss) income(1)	-	-	-	(1,652)	21	(57)	(36)	(2)	(1,690)
Change in ownership interest of subsidiary	-	-	-	-	-	-	-	34	34
Distributions to non-controlling interest	-	-	-	-	-	-	-	(40)	(40)
Dividends declared on preference shares	-	-	-	(3)	-	-	-	-	(3)
Dividends declared on common shares	-	-	-	(1,034)	-	-	-	-	(1,034)
Shares issued under DRIP	74	-	74	-	-	-	-	-	74
Repurchases of common shares	(130)	-	(130)	(196)	-	-	-	-	(326)
Stock compensation plans	113	(53)	60	-	-	-	-	-	60
Balance, December 31, 2011	10,134	154	10,288	7,633	(22)	(1,494)	(1,516)	345	16,750

(1)	Retained earnings for the year ended December 31, 2012 includes net actuarial losses of $234 million, net of tax (2011 - $262 million).

The related notes form an integral part of these consolidated financial statements.

Thomson Reuters Annual Report 2012

THOMSON REUTERS CORPORATION

Notes to Consolidated Financial Statements

(unless otherwise stated, all amounts are in millions of U.S. dollars)

NOTE 1: SUMMARY OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

General business description

Thomson Reuters Corporation (the “Company” or “Thomson Reuters”) is an Ontario, Canada corporation with common shares listed on the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange (“NYSE”) and Series II preference shares listed on the TSX. The Company provides intelligent information to businesses and professionals. Its offerings combine industry expertise with innovative technology to deliver critical information to decision makers.

These financial statements were approved by the Company’s board of directors on March 6, 2013.

Basis of preparation

These consolidated financial statements were prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), on a going concern basis, under the historical cost convention, as modified by the revaluation of financial assets and financial liabilities (including derivative instruments) at fair value.

The preparation of financial statements in accordance with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise judgment in applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements, are disclosed in note 2.

IAS 1, Presentation of Financial Statements

In the fourth quarter of 2012, the Company early adopted an amendment to IAS 1, Presentation of Financial Statements. The amendment, which relates only to presentation, requires that items presented in ‘other comprehensive income’ be grouped into two categories depending on whether or not they will be reclassified to profit or loss in the future. The adoption of this amendment did not impact the Company’s results or financial position.

Principles of consolidation

The financial statements of the Company include the accounts of all of its subsidiaries.

Subsidiaries

Subsidiaries are entities over which the Company has control, where control is defined as the power to govern financial and operating policies. Generally, the Company has a shareholding of more than 50% of the voting rights in its subsidiaries. The effect of potential voting rights that are currently exercisable are considered when assessing whether control exists. Subsidiaries are fully consolidated from the date control is transferred to the Company, and are de-consolidated from the date control ceases.

The acquisition method of accounting is used to account for the acquisition of subsidiaries as follows:

•
acquisition cost is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, excluding transaction costs which are expensed as incurred;

•	identifiable assets acquired and liabilities assumed are measured at their fair values at the acquisition date;

•	the excess of acquisition cost over the fair value of the identifiable net assets acquired is recorded as goodwill;

•
if the acquisition cost is less than the fair value of the net assets acquired, the fair value of the net assets is re-assessed and any remaining difference is recognized directly in the income statement;

•
contingent consideration is measured at fair value on the acquisition date, with subsequent changes in the fair value recorded through the income statement when the contingent consideration is a financial liability. Contingent consideration is not re-measured when it is an equity instrument; and

•	upon gaining control in a step acquisition, the existing ownership interest is re-measured to fair value through the income statement.

Intercompany transactions between subsidiaries are eliminated in consolidation.

Thomson Reuters Annual Report 2012

Non-controlling interests represent third party shareholdings in a subsidiary controlled by the Company. Non-controlling interests are measured at fair value on the date acquired plus their proportionate share of subsequent changes in equity. Transactions with third party shareholders, including purchases and sales of ownership interests, that do not result in a change of control in a subsidiary are recorded directly in equity. Sales of ownership interests that result in a loss of control of the subsidiary are recorded in earnings.

Equity method investees

Equity method investees are entities over which the Company has significant influence, but not control. Generally, the Company has a shareholding of between 20% and 50% of the voting rights in its equity method investees. Investments in equity method investees are accounted for using the equity method as follows:

•	investments are initially recognized at cost;

•	equity method investees include goodwill identified on acquisition, net of any accumulated impairment loss;

•	the Company’s share of post-acquisition profits or losses is recognized in the income statement and is adjusted against the carrying amount of the investments;

•
when the Company’s share of losses equals or exceeds its interest in the investee, including unsecured receivables, the Company does not recognize further losses, unless it has incurred obligations or made payments on behalf of the investee; and

•
gains on transactions between the Company and its equity method investees are eliminated to the extent of the Company’s interest in these entities, and losses are eliminated unless the transaction provides evidence of an impairment of the asset transferred.

Joint ventures

Joint ventures are entities over which the Company has joint control with one or more unaffiliated entities. Joint ventures are accounted for using the proportionate consolidation method as follows:

•	the statement of financial position includes the Company’s share of the assets that it controls jointly and the liabilities for which it is jointly responsible;

•	the income statement includes the Company’s share of the income and expenses of the jointly controlled entity; and

•
gains on transactions between the Company and its joint ventures are eliminated to the extent of the Company’s interest in the joint ventures, and losses are eliminated unless the transaction provides evidence of an impairment of the asset transferred.

The accounting policies of subsidiaries, equity method investees and joint ventures were changed where necessary to ensure consistency with the policies adopted by the Company.

Operating segments

The Company’s operating segments are organized around the markets it serves and are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker (“CODM”). The Chief Executive Officer has authority for resource allocation and assessment of the Company’s performance and is therefore the CODM.

Foreign currency

The consolidated financial statements are presented in U.S. dollars, which is the Company's presentation currency.

The financial statements of each of the Company's subsidiaries are measured using the currency of the primary economic environment in which the subsidiary operates (the "functional currency"). Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transaction. Foreign exchange gains and losses resulting from the settlement of such transactions as well as from the translation of monetary assets and liabilities not denominated in the functional currency of the subsidiary, are recognized in the income statement, except for qualifying cash flow hedges which are deferred in accumulated other comprehensive income in shareholders’ equity.

Assets and liabilities of entities with functional currencies other than U.S. dollars are translated to U.S. dollars at the period end rates of exchange, and the results of their operations are translated at average rates of exchange for the period. The resulting translation adjustments are included in accumulated other comprehensive income in shareholders' equity. Additionally, foreign exchange gains and losses related to certain intercompany loans that are permanent in nature are included in accumulated other comprehensive income.

Thomson Reuters Annual Report 2012

Foreign exchange gains and losses arising from the following are presented in the income statement within “Finance costs, net”:

•	borrowings and related hedging instruments;
•	cash and cash equivalents; and
•	intercompany loans that are not permanent in nature.

Upon loss of control, significant influence or joint control of the applicable entity, foreign exchange gains and losses arising from settlement of intercompany loans previously considered permanent in nature are presented in the income statement within “Other operating gains, net”.

All other foreign exchange gains and losses are presented in the income statement within “Operating expenses.”

References to “$” are to U.S. dollars, references to “C$” are to Canadian dollars, references to “£” are to British pounds sterling and references to “€” are to Euros.

Revenue recognition

Revenue is measured at the fair value of the consideration received or receivable, net of estimated returns and discounts, and after eliminating intercompany sales. The Company bases its estimates on historical results, taking into consideration the type of customer, the type of transaction and the specifics of each arrangement.

Revenue from the rendering of services is recognized when the following criteria are met:

•	the amount of revenue can be measured reliably;

•	the stage of completion can be measured reliably;

•	the receipt of economic benefits is probable; and

•	costs incurred and to be incurred can be measured reliably.

Revenue from the sale of goods is recognized when the following criteria are met:

•	the risks and rewards of ownership, including managerial involvement, have transferred to the buyer;

•	the amount of revenue can be measured reliably;

•	the receipt of economic benefits is probable; and

•	costs incurred or to be incurred can be measured reliably.

In addition to the above general principles, the Company applies the following specific revenue recognition policies:

Subscription-based products, including software term licenses

Subscription revenues from sales of products and services that are delivered under a contract over a period of time are recognized on a straight-line basis over the term of the subscription. Where applicable, usage fees above a base period fee are recognized as services are delivered. Subscription revenue received or receivable in advance of the delivery of services or publications is included in deferred revenue.

Multiple component arrangements

When a single sales transaction requires the delivery of more than one product or service (multiple components), the revenue recognition criteria are applied to the separately identifiable components. A component is considered to be separately identifiable if the product or service delivered has stand-alone value to that customer and the fair value associated with the product or service can be measured reliably. The amount recognized as revenue for each component is the fair value of the element in relation to the fair value of the arrangement as a whole.

Installation or implementation services

Certain arrangements include installation or implementation services. Consulting revenues from these arrangements are accounted for separately from software or subscription revenue if the services have stand-alone value to that customer and the amount attributed to the services can be measured reliably. If the services do not qualify for separate accounting, they are recognized together with the related software or subscription revenue.

Sales involving third parties

Revenue from sales of third party vendor products or services is recorded net of costs when the Company is acting as an agent between the customer and vendor and recorded gross when the Company is a principal to the transaction.

Thomson Reuters Annual Report 2012

Other service contracts

For service or consulting arrangements, revenues are recognized as services are performed, generally based on hours incurred relative to total hours expected to be incurred.

Employee future benefits

For defined benefit pension plans and other post-employment benefits, the net periodic pension expense is actuarially determined on an annual basis by independent actuaries using the projected unit credit method. The determination of benefit expense requires assumptions such as the expected return on assets available to fund pension obligations, the discount rate to measure obligations, expected mortality, the expected rate of future compensation and the expected healthcare cost trend rate. For the purpose of calculating the expected return on plan assets, the assets are valued at fair value. Actual results will differ from results which are estimated based on assumptions. The vested portion of past service cost arising from plan amendments is recognized immediately in the income statement. The unvested portion is amortized on a straight-line basis over the average remaining period until the benefits become vested.

The asset or liability recognized in the statement of financial position is the present value of the defined benefit obligation at the end of the reporting period less the fair value of plan assets, together with adjustments for unrecognized past service costs. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid and that have terms to maturity approximating the terms of the related pension liability. All actuarial gains and losses that arise in calculating the present value of the defined benefit obligation and the fair value of plan assets are recognized immediately in retained earnings and included in the statement of comprehensive income. For funded plans, surpluses are recognized only to the extent that the surplus is considered recoverable. Recoverability is primarily based on the extent to which the Company can unilaterally reduce future contributions to the plan.

Payments to defined contribution plans are expensed as incurred, which is as the related employee service is rendered.

Share-based compensation plans

The Company operates a number of equity-settled and cash-settled share-based compensation plans under which it receives services from employees as consideration for equity instruments of the Company or cash payments based on the value of equity instruments of the Company.

For equity-settled share-based compensation, expense is based on the grant date fair value of the awards expected to vest over the vesting period. For cash-settled share-based compensation, the expense is determined based on the fair value of the liability at the end of the reporting period until the award is settled. The expense is recognized over the vesting period, which is the period over which all of the specified vesting conditions are satisfied. For awards with graded vesting, the fair value of each tranche is recognized over its respective vesting period. At the end of each reporting period, the Company re-assesses its estimates of the number of awards that are expected to vest and recognizes the impact of the revisions in the income statement.

Termination benefits

Termination benefits are generally payable when employment is terminated before the normal retirement date or whenever an employee accepts voluntary redundancy in exchange for these benefits. The Company recognizes termination benefits when it is demonstrably committed to either terminating the employment of current employees according to a detailed formal plan without realistic possibility of withdrawal or providing termination benefits as a result of an offer made to encourage voluntary redundancy.

Profit sharing and bonus plans

Liabilities for bonuses and profit-sharing are recognized based on a formula that takes into consideration various financial metrics after certain adjustments. The Company recognizes a provision where contractually obliged or where there is a past practice that has created a constructive obligation to make such compensation payments.

Cash and cash equivalents

Cash and cash equivalents comprise cash on hand, demand deposits and investments with an original maturity at the date of purchase of three months or less.

Trade receivables

Trade receivables are amounts due from customers from providing services or the sale of goods in the ordinary course of business. Trade receivables are classified as current assets if payment is due within one year or less. Trade receivables are recognized initially at fair value and subsequently measured at amortized cost, less impairment.

Thomson Reuters Annual Report 2012

The Company maintains an allowance for doubtful accounts and sales adjustments to provide for impairment of trade receivables. The expense relating to doubtful accounts is included within “Operating expenses” in the income statement. Revenues are recorded net of sales adjustments.

Computer hardware and other property

Computer hardware and other property are recorded at cost and depreciated on a straight-line basis over their estimated useful lives as follows:

Computer hardware	3-5 years
Buildings and building improvements	5-40 years
Furniture, fixtures and equipment	3-10 years

Residual values and useful lives are reviewed at the end of each reporting period and adjusted if appropriate.

Intangible assets

Computer software

Certain costs incurred in connection with the development of software to be used internally or for providing services to customers are capitalized once a project has progressed beyond a conceptual, preliminary stage to that of application development. Development costs that are directly attributable to the design and testing of identifiable and unique software products controlled by the Company are recognized as intangible assets when the following criteria are met:

•	it is technically feasible to complete the software product so that it will be available for use;

•	management intends to complete the software product and use or sell it;

•	there is an ability to use or sell the software product;

•	it can be demonstrated how the software product will generate probable future economic benefits;

•	adequate technical, financial and other resources to complete the development and to use or sell the software product are available; and

•	the expenditure attributable to the software product during its development can be reliably measured.

Costs that qualify for capitalization include both internal and external costs, but are limited to those that are directly related to the specific project. The capitalized amounts, net of accumulated amortization, are included in “Computer software, net” in the statement of financial position. These costs are amortized over their expected useful lives, which range from 3 to 5 years. Prior to December 2011, these costs were amortized over their expected useful lives, which ranged from 3 to 10 years. There was no material impact from this change. Amortization expense is included in “Amortization of computer software” in the income statement. Residual values and useful lives are reviewed at the end of each reporting period and adjusted if appropriate.

Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the Company’s share of the identifiable net assets of the acquired subsidiary or equity method investee at the date of acquisition. Goodwill is tested annually for impairment and carried at cost less accumulated impairment losses. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

Other identifiable intangible assets

Upon acquisition, identifiable intangible assets are recorded at fair value and are carried at cost less accumulated amortization.

Identifiable intangible assets with finite lives are amortized on a straight-line basis over their estimated useful lives as follows:

Trade names	2-27 years
Customer relationships	2-30 years
Databases and content	2-30 years
Other	2-30 years

Residual values and useful lives are reviewed at the end of each reporting period and adjusted if appropriate.

Thomson Reuters Annual Report 2012

Impairment

Impairments are recorded when the recoverable amount of assets are less than their carrying amounts. The recoverable amount is the higher of an asset’s fair value less cost to sell or its value in use. Impairment losses, other than those relating to goodwill, are evaluated for potential reversals when events or changes in circumstances warrant such consideration.

Intangible assets

The carrying values of all intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. Additionally, the carrying values of identifiable intangible assets with indefinite lives and goodwill are tested annually for impairment. Specifically, for purposes of impairment testing:

•	the fair value of trade names is determined using an income approach, specifically the relief from royalties method; and

•
goodwill is allocated to cash-generating units (“CGUs”) or groups of CGUs based on the level at which management monitors it, which is not higher than an operating segment. Goodwill is allocated to those CGUs or groups of CGUs that are expected to benefit from the business combination in which the goodwill arose.

Non-financial assets

The carrying value of a non-financial asset with a finite life, such as computer hardware or software, is assessed for impairment whenever events or changes in circumstances indicate that its carrying value may not be recoverable. In addition, a long-lived asset that is not amortized, such as an equity investment, is subject to annual or more frequent impairment assessments. An asset is assessed for impairment at the lowest level that the asset generates cash inflows that are largely independent of cash inflows from other assets. The lowest level may be an individual asset or a group of assets that form a CGU.

Disposal of long-lived assets and discontinued operations

Long-lived assets are classified as held for sale if the carrying amount will be recovered principally through a sale transaction rather than through continued use and such sale is considered highly probable. The criteria for classification as held for sale include a firm decision by management or the board of directors to dispose of a business or a group of selected assets, an active marketing plan, and the expectation that such disposal will be completed within a 12 month period. Assets held for sale are measured at the lower of their carrying amounts or their fair value less costs to sell and are no longer depreciated. Assets held for sale are classified as discontinued operations if the operations and cash flows can be clearly distinguished, operationally and for financial reporting purposes from the rest of the Company and they:

•	represent a separate major line of business or geographical area of operations;

•	are part of a single coordinated plan to dispose of a separate major line of business or geographical area of operations; or

•	are a subsidiary acquired exclusively with a view to resale.

Trade payables

Trade payables are obligations to pay for goods or services that have been acquired in the ordinary course of business. Trade payables are recognized initially at fair value and subsequently measured at amortized cost, and are classified as current liabilities if payment is due within one year or less.

Provisions

Provisions represent liabilities of the Company for which the amount or timing is uncertain. Provisions are recognized when the Company has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and the amount can be reliably estimated. Provisions are not recognized for future operating losses. Provisions are measured at the present value of the expected expenditures to settle the obligation using a discount rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision due to passage of time is recognized as interest expense.

Indebtedness

Debt is recognized initially at fair value, net of transaction costs incurred. Debt is subsequently stated at amortized cost with any difference between the proceeds (net of transactions costs) and the redemption value recognized in the income statement over the term of the debt using the effective interest method. Where a debt instrument is in a fair value hedging relationship, a fair value adjustment is made to its carrying value to reflect hedged risk. Interest on indebtedness is expensed as incurred unless capitalized for qualifying assets in accordance with IAS 23, Borrowing Costs.

Thomson Reuters Annual Report 2012

Debt is classified as a current liability unless the Company has an unconditional right to defer settlement for at least 12 months after the end of the reporting period.

Leases

Leases are classified as either operating or finance, based on the substance of the transaction at inception of the lease. Classification is re-assessed if the terms of the lease are changed.

Operating lease

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments under an operating lease (net of any incentives received from the lessor) are recognized in the income statement on a straight-line basis over the period of the lease.

Finance lease

Leases in which substantially all the risks and rewards of ownership are transferred to the Company are classified as finance leases. Assets meeting finance lease criteria are capitalized at the lower of the present value of the related lease payments or the fair value of the leased asset at the inception of the lease. Minimum lease payments are apportioned between the finance charge and the liability. The finance charge is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability.

Financial assets

Purchases and sales of financial assets are recognized on the settlement date, which is the date on which the asset is delivered to or by the Company. Financial assets are derecognized when the rights to receive cash flows from the investments have expired or were transferred and the Company has transferred substantially all risks and rewards of ownership. Financial assets are classified in the following categories at the time of initial recognition based on the purpose for which the financial assets were acquired:

Financial assets at fair value through the income statement

•	Classification

Financial assets are classified at fair value through the income statement if acquired principally for the purpose of selling in the short-term, such as financial assets held for trading, or if so designated by management. Assets in this category principally include embedded derivatives and derivatives which do not qualify for hedge accounting.

•	Recognition and measurement

Financial assets carried at fair value through the income statement are initially recognized, and subsequently carried, at fair value, with changes recognized in the income statement. Transaction costs are expensed.

Loans and receivables

•	Classification

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for those with maturities greater than 12 months after the end of the reporting period, which are classified as non-current assets. Assets in this category include “Trade and other receivables” and “Cash and cash equivalents” and are classified as current assets in the statement of financial position.

•	Recognition and measurement

Loans and receivables are initially recognized at fair value plus transaction costs and subsequently carried at amortized cost using the effective interest method.

Available-for-sale financial assets

•	Classification

Available-for-sale financial assets are non-derivatives that are either designated in this category or not classified in any of the other categories. They are included in other non-current financial assets unless management intends to dispose of the investment within 12 months of the end of the reporting period. Included within this category are investments in entities over which the Company does not have control, joint control or significant influence.

Thomson Reuters Annual Report 2012

•	Recognition and measurement

Investments are initially recognized at fair value plus transaction costs and are subsequently carried at fair value with changes recognized in other comprehensive income. Upon sale or impairment, the accumulated fair value adjustments recognized in other comprehensive income are included in the income statement.

Impairment of financial assets

At the end of each reporting period, the Company assesses whether there is objective evidence that a financial asset is impaired. Impairments are measured as the excess of the carrying amount over the fair value and are recognized in the income statement.

Derivative financial instruments and hedging

Derivatives are initially recognized at fair value on the date a contract is entered into and are subsequently re-measured at their fair value. The method of recognizing the resulting gain or loss depends on whether the derivative is designated as a hedging instrument and the nature of the item being hedged.

The Company documents at the inception of the transaction the relationship between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking various hedging transactions. The Company also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

Non-performance risk, including the Company’s own credit risk is considered when determining the fair value of financial instruments.

The Company designates certain derivatives as either:

•	Fair value hedges

These are hedges of the fair value of recognized assets, liabilities or a firm commitment. Changes in the fair value of derivatives that are designated as fair value hedges are recorded in the income statement together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk.

•	Cash flow hedges

These are hedges of highly probable forecast transactions. The effective portion of changes in the fair value of derivatives that are designated as a cash flow hedge is recognized in other comprehensive income. The gain or loss relating to the ineffective portion is recognized immediately in the income statement. Additionally:

•	amounts accumulated in other comprehensive income are recycled to the income statement in the period when the hedged item will affect earnings;

•
when a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss in other comprehensive income remains in other comprehensive income and is recognized when the forecast transaction is ultimately recognized in the income statement; and

•	when a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in other comprehensive income is immediately recognized in the income statement.

Derivatives that do not qualify for hedge accounting

Certain derivative instruments, while providing effective economic hedges, are not designated as hedges for accounting purposes. Changes in the fair value of any derivatives that are not designated as hedges for accounting purposes are recognized within “Other finance (costs) income” (see note 7) or “Operating expenses” (see note 5) in the income statement consistent with the underlying nature and purpose of the derivative instruments.

Embedded derivatives

An embedded derivative is a feature within a contract where the cash flows associated with that feature behave in a similar fashion to a stand-alone derivative. The Company has embedded foreign currency derivatives in certain revenue and purchase contracts where the currency of the contract is different from the functional or local currencies of the parties involved. These derivatives are accounted for as separate instruments and are measured at fair value at the end of the reporting period using forward exchange market rates. Changes in their fair values are recognized within “Operating expenses” in the income statement.

Taxation

Tax expense comprises current and deferred tax. Tax is recognized in the income statement except to the extent it relates to items recognized in other comprehensive income or directly in equity.

Thomson Reuters Annual Report 2012

Current tax

Current tax expense is based on the results for the period as adjusted for items that are not taxable or not deductible. Current tax is calculated using tax rates and laws that were enacted or substantively enacted at the end of the reporting period. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. Provisions are established where appropriate on the basis of amounts expected to be paid to the tax authorities.

Deferred tax

Deferred tax is recognized, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the statement of financial position. Deferred tax is calculated using tax rates and laws that have been enacted or substantively enacted at the end of the reporting period, and which are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.

Deferred tax liabilities:

•	are generally recognized for all taxable temporary differences;

•
are recognized for taxable temporary differences arising on investments in subsidiaries, associates and joint ventures, except where the reversal of the temporary difference can be controlled and it is probable that the difference will not reverse in the foreseeable future or create a tax liability; and

•	are not recognized on temporary differences that arise from goodwill which is not deductible for tax purposes.

Deferred tax assets:

•	are recognized to the extent it is probable that taxable profits will be available against which the deductible temporary differences can be utilized; and

•
are reviewed at the end of the reporting period and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax assets and liabilities are not recognized in respect of temporary differences that arise on initial recognition of assets and liabilities acquired other than in a business combination.

NOTE 2: CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of financial statements requires management to make estimates and judgments about the future. Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Accounting estimates will, by definition, seldom equal the actual results. The following discussion sets forth management’s:

•	most critical estimates and assumptions in determining the value of assets and liabilities; and

•	most critical judgments in applying accounting policies.

Critical accounting estimates and assumptions

Allowance for doubtful accounts and sales adjustments

The Company must make an assessment of whether accounts receivable are collectible from customers. Accordingly, management establishes an allowance for estimated losses arising from non-payment and other sales adjustments, taking into consideration customer creditworthiness, current economic trends and past experience. If future collections differ from estimates, future earnings would be affected. At December 31, 2012, the combined allowances were $135 million, or 7%, of the gross trade accounts receivable balance of approximately $1.9 billion. An increase to the reserve based on 1% of accounts receivable would have decreased pre-tax earnings by approximately $19 million for the year ended December 31, 2012.

Computer software

Computer software represented approximately $1.7 billion of total assets in the consolidated statement of financial position at December 31, 2012. A significant portion of ongoing expenditures relate to software that is developed as part of electronic databases, delivery systems and internal infrastructures, and, to a lesser extent, software sold directly to customers. As part of the software development process, management must estimate the expected period of benefit over which capitalized costs should be amortized. The basis of these estimates includes the timing of technological obsolescence, competitive pressures, historical experience and internal business plans for the use of the software. Due to rapidly changing technology and the uncertainty of the software development process itself, future results could be affected if management’s current assessment of its software projects differs from actual performance.

Thomson Reuters Annual Report 2012

Other identifiable intangible assets and goodwill

Other identifiable intangible assets and goodwill represented approximately $8.1 billion and $16.3 billion, respectively, of total assets in the consolidated statement of financial position at December 31, 2012. Other identifiable intangible assets and goodwill arise out of business combinations. Business combinations are accounted for under the acquisition method of accounting, which requires the Company to identify and attribute values and estimated lives to the intangible assets acquired based on their estimated fair value. These determinations involve significant estimates and assumptions regarding cash flow projections, economic risk and weighted cost of capital. The excess of acquisition cost over the fair value of identifiable net assets acquired is recorded as goodwill.

Subsequent to acquisition, the Company tests identifiable intangible assets and goodwill for impairment as required. The outcome of these tests is highly dependent on management’s latest estimates and assumptions regarding cash flow projections, economic risk and weighted cost of capital.

If future events or results differ adversely from the estimates and assumptions made at acquisition or as part of subsequent impairment tests, the Company could record increased amortization or impairment charges in the future.

See note 18 for discussion of the annual impairment testing of goodwill.

Employee future benefits

The Company sponsors defined benefit plans providing pension and other post-employment benefits to covered employees. The determination of expense and obligations associated with employee future benefits requires the use of assumptions such as the expected rate of return on assets available to fund pension obligations, the discount rate to measure obligations, the expected mortality, the expected rate of future compensation and the expected healthcare cost trend rate. Because the determination of the cost and obligations associated with employee future benefits requires the use of various assumptions, there is measurement uncertainty inherent in the actuarial valuation process. Actual results will differ from results which are estimated based on assumptions. See note 26 for further details including an estimate of the impact on the financial statements from changes in the most critical assumptions.

Effective January 1, 2013, the expected rate of return on assets will no longer be a critical accounting estimate and assumption because this measure is not applicable under the IAS 19, Employee Benefits amendment. See notes 3 and 26.

Income taxes

The Company computes an income tax provision in each of the jurisdictions in which it operates. However, actual amounts of income tax expense only become final upon filing and acceptance of the tax return by the relevant authorities, which occurs subsequent to the issuance of the financial statements. Additionally, estimation of income taxes includes evaluating the recoverability of deferred tax assets based on an assessment of the ability to use the underlying future tax deductions before they expire against future taxable income. The assessment is based upon existing tax laws and estimates of future taxable income. To the extent estimates differ from the final tax return, earnings would be affected in a subsequent period.

In interim periods, the income tax provision is based on estimates of full-year earnings by jurisdiction. The average annual effective income tax rates are re-estimated at each interim reporting date. To the extent that forecasts differ from actual results, adjustments are recorded in subsequent periods.

The Company’s 2012 effective income tax rate on earnings from continuing operations was 6.9%. A 1% increase in the effective income tax rate would have increased 2012 income tax expense by approximately $23 million.

Critical judgments in applying accounting policies

Revenue recognition

As described in note 1, the Company assesses the criteria for the recognition of revenue related to arrangements that have multiple components. These assessments require judgment by management to determine if there are separately identifiable components as well as how to allocate the total price among the components. Deliverables are accounted for as separately identifiable components if they can be understood without reference to the series of transactions as a whole. In concluding whether components are separately identifiable, management considers the transaction from the customer’s perspective. Among other factors, management assesses whether the service or good is sold separately by the Company in the normal course of business or whether the customer could purchase the service or good separately. With respect to the allocation of price among components, management uses its judgment to assign a fair value to each component. As evidence of fair value, management looks to such items as the price for the component when sold separately, renewal rates for specific components and prices for a similar product sold separately.

Thomson Reuters Annual Report 2012

Uncertain tax positions

The Company is subject to taxation in numerous jurisdictions. There are many transactions and calculations during the course of business for which the ultimate tax determination is uncertain. The Company maintains provisions for uncertain tax positions that it believes appropriately reflect its risk. These provisions are made using the best estimate of the amount expected to be paid based on a qualitative assessment of all relevant factors. The Company reviews the adequacy of these provisions at the end of the reporting period. It is possible that at some future date, liabilities in excess of the Company’s provisions could result from audits by, or litigation with, relevant taxing authorities. Where the final outcome of these tax-related matters is different from the amounts that were initially recorded, such differences will affect the tax provisions in the period in which such determination is made.

NOTE 3: RECENT ACCOUNTING PRONOUNCEMENTS

Certain pronouncements were issued by the IASB or International Financial Reporting Interpretations Committee that will be effective for accounting periods beginning on or after January 1, 2013. Many of these updates are not applicable or consequential to the Company and have been excluded from the discussion below.

IAS 19, Employee Benefits

IAS 19, Employee Benefits, has been amended for annual accounting periods beginning January 1, 2013, with retrospective application from January 1, 2012. The new standard introduces a measure of net interest income (expense) computed on the net pension asset (obligation) that will replace separate measurement of the expected return on plan assets and interest expense on the benefit obligation. The new standard also requires immediate recognition of past service costs associated with benefit plan changes. Under the current standard, past service costs are recognized over the vesting period.

Upon retrospective application of the new standard, the Company’s restated net earnings for 2012 will be lower than originally reported under the current accounting standard. The decrease will arise under the new standard because net interest income (expense) will be calculated using the discount rate used to value the benefit obligation, which is lower than the expected rate of return on assets (“EROA”) currently used to measure net interest attributable to plan assets. The EROA will no longer be a critical accounting estimate and assumption because the Company will not use this measure under the new accounting standard. Upon adoption, the Company will reclassify pension net interest to finance costs from its current classification within operating profit.

The expected adoption impacts to full-year 2012 results, including the related change in presentation, are as follows:

•	Operating profit and net finance costs decrease $48 million and increase $63 million, respectively, resulting in a $111 million decrease to pre-tax earnings;

•	Net earnings and the related diluted per share amount decrease $81 million and $0.10, respectively; and

•	No impact to total comprehensive income, net assets or cash.

Consolidation, Joint Ventures and Separate Financial Statements

The following pronouncements and related amendments are applicable for annual accounting periods beginning January 1, 2013, with retrospective application from January 1, 2012:

IFRS 10	Consolidated Financial Statements
IFRS 10 replaces the guidance on ‘consolidation’ in IAS 27 - Consolidated and Separate Financial Statements, and Standing Interpretations Committee (“SIC”) 12 - Consolidation - Special Purpose Entities. The new standard contains a single consolidation model that identifies control as the basis for consolidation for all types of entities, including special purpose entities. The new standard also sets out requirements for situations when control is difficult to assess, including circumstances in which voting rights are not the dominant factor in determining control.

IFRS 11	Joint Arrangements
IFRS 11 replaces the guidance on ‘joint ventures’ in IAS 31 - Interests in Joint Ventures, and SIC 13 - Jointly Controlled Entities - Non-Monetary Contributions by Venturers. The new standard introduces a principles-based approach to accounting for joint arrangements that requires a party to a joint arrangement to recognize its rights and obligations arising from the arrangement. The new standard requires that joint ventures be accounted for under the equity method and eliminates the option to proportionally consolidate.

IAS 27	Separate Financial Statements	IAS 27 has been amended for the issuance of IFRS 10, but retains the current guidance for separate financial statements.

Thomson Reuters Annual Report 2012

IAS 28	Investments in Associates and Joint Ventures
IAS 28 has been amended for conforming changes based on the issuance of IFRS 10 and IFRS 11. The amendment requires that where a joint arrangement is determined to be a joint venture under IFRS 11, it should be accounted for using the equity method guidance provided in this standard.

The adoptions of the pronouncements and amendments described above are not anticipated to have a material impact on the Company’s results and financial position. Upon adoption of these changes, the Company will no longer proportionately consolidate its joint arrangements in (i) Omgeo, a provider of trade management services within its Financial & Risk segment and (ii) Westlaw Japan K.K., a provider of legal information and solutions to the Japanese legal market, within its Legal segment. Instead, the Company will apply the equity method to these joint ventures which will reduce consolidated revenues and reclassify the operating profit of each joint venture from consolidated operating profit to income from equity method investees. Segment results will no longer include revenues or operating profits from these joint arrangements. There will be no impact on net earnings.

Other Pronouncements and Amendments

The following pronouncements are applicable for annual accounting periods beginning January 1, 2013 and are not anticipated to have a material impact on the Company’s results and financial position:

IFRS 13	Fair Value Measurement
IFRS 13 defines 'fair value' and sets out in a single standard a framework for measuring fair value and requires disclosures about fair value measurements. The new standard reduces complexity and improves consistency by clarifying the definition of fair value and requiring its application to all fair value measurements.

2009 – 2011 Cycle	Annual Improvements to IFRSs
The Annual Improvements to IFRSs for the 2009 – 2011 Cycle (“Annual Improvements”) make non-urgent but necessary amendments to several IFRSs. Among several changes, the Annual Improvements: (a) amend IAS 16, Property, Plant and Equipment, to clarify the classification of servicing equipment; (b) amend IAS 32, Financial Instruments: Presentation, to clarify the treatment of income tax relating to distributions and transaction costs; and (c) amend IAS 34, Interim Financial Reporting, to clarify the disclosure requirements for segment assets and liabilities in interim financial statements.

The following pronouncement is effective for annual accounting periods beginning January 1, 2015 and is being assessed to determine its impact on the Company’s results and financial position:

IFRS 9	Financial Instruments (Classification and Measurement)
IFRS 9 replaces the guidance on ‘classification and measurement’ of financial instruments in IAS 39 - Financial Instruments - Recognition and Measurement. The new standard requires a consistent approach to the classification of financial assets and replaces the numerous categories of financial assets in IAS 39 with two categories, measured at either amortized cost or at fair value. For financial liabilities, the standard retains most of the IAS 39 requirements, but where the fair value option is taken, the part of a fair value change due to an entity’s own credit risk is recorded in other comprehensive income rather than the income statement, unless this creates an accounting mismatch.

The following pronouncements and related amendments, listed by applicable annual accounting period effective date, relate to presentation and disclosure and are not anticipated to have a material impact on the Company’s results and financial position.

•	IFRS 7 - Financial Instruments: Disclosures (amendments effective January 1, 2013 and 2015);

•	IFRS 12 - Disclosure of Interests in Other Entities (effective January 1, 2013); and

•	IAS 32 - Financial Instruments: Presentation (amendment effective January 1, 2014).

NOTE 4: SEGMENT INFORMATION

The Company is organized as four reportable segments reflecting how the businesses are managed: Financial & Risk, Legal, Tax & Accounting and Intellectual Property & Science. The accounting policies applied by the segments are the same as those applied by the Company.

Thomson Reuters Annual Report 2012

The reportable segments offer products and services to target markets as described below.

Financial & Risk

The Financial & Risk segment is a provider of critical news, information and analytics, enabling transactions and bringing together financial communities. Financial & Risk also provides regulatory and operational risk management solutions.

Legal

The Legal segment is a provider of critical online and print information, decision support tools, software and services to support legal, investigation, business and government professionals around the world.

Tax & Accounting

The Tax & Accounting segment is a provider of integrated tax compliance and accounting information, software and services for professionals in accounting firms, corporations, law firms and government.

Intellectual Property & Science

The Intellectual Property & Science segment is a provider of comprehensive intellectual property and scientific information, decision support tools and services that enable governments, academia, publishers, corporations and law firms to discover, develop and deliver innovations.

The Company also reports “Corporate & Other” and “Other Businesses”. These categories neither qualify as a component of another reportable segment nor as a separate reportable segment.

•
Corporate & Other includes expenses for corporate functions, certain share-based compensation costs and the Reuters News business, which is comprised of the Reuters News Agency and consumer publishing; and

•
Other Businesses is an aggregation of businesses that have been or are expected to be exited through sale or closure that did not qualify for discontinued operations classification. In December 2012, the Company accepted a binding offer to sell its Investor Relations, Public Relations and Multimedia Solutions business (“Corporate Services”), and therefore classified the business as held for sale at December 31, 2012. The results of operations from businesses held for sale are normally reported within Other Businesses, however, because this business was managed for the entire year as part of the Financial & Risk segment, it has been included within the segment results for Financial & Risk, rather than within Other Businesses. See notes 6 and 14.

	Year ended December 31,
	2012	2011(1)
Revenues
Financial & Risk	7,193	7,297
Legal	3,286	3,221
Tax & Accounting	1,206	1,050
Intellectual Property & Science	894	852
Reportable segments	12,579	12,420
Corporate & Other (includes Reuters News)	331	336
Eliminations	(11)	(13)
Revenues from ongoing businesses	12,899	12,743
Other Businesses (2)	379	1,064
Consolidated revenues	13,278	13,807

Operating profit (loss)
Segment operating profit
Financial & Risk	1,215	1,396
Legal	964	941
Tax & Accounting	261	237
Intellectual Property & Science	235	237
Reportable segments	2,675	2,811
Corporate & Other (includes Reuters News)	(270)	(270)
Underlying operating profit	2,405	2,541
Other Businesses (2)	18	238
Integration programs expenses (see note 5)	-	(215)
Fair value adjustments (see note 5)	(36)	149
Amortization of other identifiable intangible assets	(619)	(612)
Goodwill impairment (3) (see note 18)	-	(3,010)
Other operating gains, net	883	204
Consolidated operating profit (loss)	2,651	(705)

Thomson Reuters Annual Report 2012

	Depreciation and amortization of computer software		Additions to capital assets(4) and goodwill		Total assets
	Year ended December 31,		Year ended December 31,		December 31,
	2012	2011(1)	2012	2011(1)	2012	2011(1)
Financial & Risk	627	576	1,150	1,125	19,042	18,655
Legal	279	269	264	319	6,106	6,053
Tax & Accounting	115	95	259	690	2,337	2,213
Intellectual Property & Science	68	59	446	58	1,748	1,345
Reportable segments	1,089	999	2,119	2,192	29,233	28,266
Corporate & Other (includes Reuters News)	35	43	327	311	3,296	2,571
Other Businesses(2)	5	55	14	76	43	1,639
Total	1,129	1,097	2,460	2,579	32,572	32,476

Geographic Information
	Revenues		Non-current assets(5)
	Year ended December 31,		December 31,
(by country of origin)	2012	2011	2012	2011
Americas (North America, Latin America, South America)	7,950	8,094	17,333	17,014
EMEA (Europe, Middle East and Africa)	3,762	4,093	8,346	8,628
Asia Pacific	1,566	1,620	2,054	2,178
Total	13,278	13,807	27,733	27,820

(1)	Prior-period amounts have been reclassified to reflect the current presentation.

(2)
Significant businesses in this category include: BARBRI (legal education provider, sold in the second quarter of 2011); Trade and Risk  Management (trade and risk management solutions provider to financial institutions, sold in the first quarter of 2012); Healthcare (data, analytics and performance benchmarking solutions provider, sold in the second quarter of 2012); and Property Tax Consulting (property tax outsourcing and compliance services provider in the U.S., sold in the fourth quarter of 2012).

(3)	The goodwill impairment relates to the former Markets segment, which consisted largely of businesses now in the Financial & Risk segment.

(4)	Capital assets include computer hardware and other property, computer software and other identifiable intangible assets.

(5)	Non-current assets are primarily comprised of computer hardware and other property, computer software, other identifiable intangible assets, goodwill and investments in equity method investees.

In accordance with IFRS 8, Operating Segments, the Company discloses information about its reportable segments based upon the measures used by management in assessing the performance of those reportable segments. By definition, results from the Reuters News business and Other Businesses are excluded from reportable segments as they do not qualify as a component of the Company’s four reportable segments, nor as a separate reportable segment. The Company uses segment operating profit to measure the operating performance of its reportable segments. The costs of centralized support services such as technology, news, accounting, procurement, legal, human resources and strategy are allocated to each segment based on usage or other applicable measures. Segment operating profit is defined as operating profit before (i) amortization of other identifiable intangible assets; (ii) other operating gains and losses; (iii) certain asset impairment charges; and (iv) corporate-related items (including corporate expense, expenses associated with integration programs that were completed in 2011 related to the 2008 acquisition of Reuters Group PLC (“Reuters”), and fair value adjustments). Management uses this measure because amortization of other identifiable intangible assets, other operating gains and losses, certain asset impairment charges and corporate-related items are not considered to be controllable operating activities for purposes of assessing the current performance of the reportable segments. While in accordance with IFRS, the Company’s definition of segment operating profit may not be comparable to that of other companies.

Management also uses revenues from ongoing businesses and underlying operating profit to measure its consolidated performance, which includes Reuters News. Revenues from ongoing businesses are revenues from reportable segments and Corporate & Other, less eliminations. Underlying operating profit is comprised of operating profit from reportable segments and Corporate & Other. Other Businesses are excluded from both measures as they are not fundamental to the Company’s strategy. Revenues from ongoing businesses and underlying operating profit do not have standardized meaning under IFRS, and therefore may not be comparable to similar measures of other companies.

Thomson Reuters Annual Report 2012

Revenue by Classes of Similar Products or Services

The following table sets forth revenues by major type:

	Year ended December 31,
	2012	2011
Electronic, software & services	12,089	12,546
Print	1,189	1,261
Total	13,278	13,807

NOTE 5: OPERATING EXPENSES

The components of operating expenses include the following:

	Year ended December 31,
	2012	2011
Salaries, commissions and allowances	4,998	5,132
Share-based payments	101	87
Post-employment benefits	261	242
Total staff costs	5,360	5,461
Goods and services (1)	2,256	2,487
Data	1,027	1,044
Telecommunications	589	628
Real estate	494	526
Fair value adjustments (2)	36	(149)
Total operating expenses	9,762	9,997

(1)	Goods and services include professional fees, consulting services, contractors, technology-related expenses, selling and marketing, and other general and administrative costs.

(2)	Fair value adjustments primarily represent mark-to-market impacts on embedded derivatives and certain share-based awards.

In 2011, operating expenses included $215 million relating to the final year of integration expenses from the 2008 acquisition of Reuters and other legacy efficiency initiatives, which were primarily comprised of severance, consulting and technology-related expenses. Because the integration and legacy efficiency programs were corporate initiatives, the related expenses were excluded from segment operating profit and reported separately in the segment information disclosures in note 4.

Employee termination benefits associated with the above programs, including severance and equity-based compensation are reported within “Salaries, commissions and allowances” and “Share-based payments”, respectively. Consulting and technology-related expenses associated with the integration programs are reported within “Goods and services”. See note 22.

NOTE 6: OTHER OPERATING GAINS, NET

In 2012, other operating gains, net, were $883 million and included approximately:

Gains:
•	$743 million from the sale of the Healthcare business;
•	$40 million from the sale of the Portia business;
•	$37 million from the sale of the Trade and Risk Management business; and
•	$84 million from pension settlements. See note 26.

Charges:
•	$41 million of acquisition-related costs; and
•	$10 million of disposal-related expenses associated with businesses held for sale. See note 14.

In 2011, other operating gains, net, were $204 million and were primarily comprised of gains from the sales of businesses and subsidiaries, which were partially offset by losses from the termination of a vendor agreement, charges related to enhanced retirement benefits (see note 26) and charges associated with businesses held for sale (see note 14). Gains from the sales of businesses included the BARBRI legal education business and the Scandinavian legal, tax and accounting business. Gains from the sales of subsidiaries reflected the sale of two Canadian wholly owned subsidiaries that only consisted of tax losses to a company affiliated with The Woodbridge Company Limited (“Woodbridge”), the Company’s principal and controlling shareholder (see note 30).

Thomson Reuters Annual Report 2012

NOTE 7: FINANCE COSTS, NET

The components of finance costs, net, include interest (expense) income and other finance income (costs) as follows:

	Year ended December 31,
	2012	2011
Interest expense:
Debt	(412)	(422)
Derivative financial instruments - hedging activities	16	30
Other	(2)	(23)
Fair value gains (losses) on financial instruments:
Debt	5	7
Cash flow hedges, transfer from equity (see note 19)	57	(62)
Fair value hedges (see note 19)	(2)	12
Net foreign exchange (losses) gains on debt	(60)	43
	(398)	(415)
Interest income	8	19
Net interest expense	(390)	(396)

	Year ended December 31,
	2012	2011
Net gains (losses) due to changes in foreign currency exchange rates	14	(12)
Net gains (losses) on derivative instruments	24	(3)
Other	2	-
Other finance income (costs)	40	(15)

Net gains (losses) due to changes in foreign currency exchange rates

Net gains (losses) due to changes in foreign currency exchange rates were principally comprised of amounts related to certain intercompany funding arrangements.

Net gains (losses) on derivative instruments

Net gains (losses) on derivative instruments were principally comprised of amounts relating to freestanding derivative instruments.

NOTE 8: SHARE OF POST-TAX EARNINGS AND IMPAIRMENT IN EQUITY METHOD INVESTEES

The components of share of post-tax earnings and impairment in equity method investees include the following:

	Year ended December 31,
	2012	2011
Share of post-tax earnings in equity method investees	1	13
Impairment in equity method investee	(24)	-
Share of post-tax earnings and impairment in equity method investees	(23)	13

In 2012, an impairment of $24 million was recorded with respect to one equity method investee due to weaker than expected performance.

Thomson Reuters Annual Report 2012

NOTE 9: TAXATION

The components of tax expense (benefit) for 2012 and 2011 were as follows:

	Year ended December 31,
	2012	2011
Current tax expense (benefit):
Continuing operations	275	495
Discontinued operations	(2)	(2)

Deferred tax expense (benefit):
Continuing operations	(118)	(202)
Discontinued operations	-	-

Total tax expense (benefit):
Continuing operations	157	293
Discontinued operations	(2)	(2)

Taxes on items recognized in other comprehensive loss or directly in equity in 2012 and 2011 were as follows:

	Year ended December 31,
	2012	2011
Deferred tax benefit on actuarial losses on defined benefit plans	(120)	(126)
Deferred tax expense on share-based payments	1	19

Factors affecting tax expense for 2012 and 2011

Tax expense for 2012 and 2011 includes the following:

	Year ended December 31,
(Expense) benefit	2012	2011
Sale of businesses(1)	(172)	(112)

Discrete tax items:
Uncertain tax positions(2)	175	72
Adjustments related to the prior year(3)	42	-
Corporate tax rates(4)	27	-
Tax losses from sale of an investment to Woodbridge(5)	-	46
Other(6)	10	(13)

(1)	In 2012, primarily relates to the sale of Healthcare; in 2011 primarily relates to the sale of BARBRI.

(2)	Relates to the reversal of tax reserves in connection with favorable developments regarding tax disputes.

(3)	Relates to changes in estimates identified during the preparation of the Company’s income tax returns.

(4)
Relates to the reduction of deferred tax liabilities due to lower effective U.S state tax rates and other corporate tax rate changes that were substantively enacted in certain jurisdictions outside the U.S.

(5)	Relates to the recognition of tax losses that arose in a prior year from the sale of an investment to Woodbridge.

(6)
In 2012, relates to the recognition of deferred tax assets in connection with acquisitions and disposals. In 2011, relates to certain tax losses previously used to offset taxable income in a foreign subsidiary that could not, in fact, be used by that subsidiary.

Thomson Reuters Annual Report 2012

Below is a reconciliation of income taxes calculated at the Canadian corporate tax rate of 26.4% (2011 - 28.0%) to the tax expense for 2012 and 2011:

	Year ended December 31,
	2012	2011
Income (loss) before tax	2,278	(1,103)
Income (loss) before tax multiplied by the standard rate of Canadian corporate tax of 26.4% (2011 - 28.0%)	600	(309)
Effects of:
Income taxes recorded at rates different from the Canadian tax rate	(269)	(272)
Tax losses for which no benefit is recognized	75	109
Recognition of tax losses that arose in prior years	(10)	(47)
Impairments of non-deductible goodwill (1)	-	827
Net non-taxable gains on disposal of businesses and impairments of investments	(78)	(14)
Net non-deductible (non-taxable) foreign exchange and other (gains) losses	29	(41)
Withholding taxes	32	40
Impact of non-controlling interests	(13)	(10)
Other adjustments related to prior years	(45)	(2)
Impact of tax law changes	(27)	(2)
Provision for uncertain tax positions(2)	(153)	(9)
Other differences	16	23
Total tax expense on continuing operations	157	293

(1)	Relates primarily to non-deductible impairment of goodwill required under IAS 36. See note 18.

(2)	Includes $175 million (2011 - $72 million) of tax benefit from the reversal of provisions for uncertain tax positions.

The Company’s effective income tax rate on earnings from continuing operations was 6.9% in 2012. The 2011 effective income tax rate was not meaningful due to the impact of a $3.0 billion goodwill impairment charge, most of which was non-deductible for tax purposes. Excluding the goodwill impairment charge, the 2011 effective income tax rate on earnings from continuing operations was 16.8%. The effective income tax rate in both years was lower than the Canadian corporate income tax rate due significantly to the lower tax rates and differing tax rules applicable to certain of the Company’s operating and financing subsidiaries outside Canada. Specifically, while the Company generates revenues in numerous jurisdictions, the tax provision on earnings is computed after taking account of intercompany interest and other charges and credits among subsidiaries. Such amounts result from the capital structure of the Company’s subsidiaries as well as from the various jurisdictions in which operations, technology and content assets are owned. In addition, the effective tax rate was favorably impacted by reversals of provisions for uncertain tax provisions. For these reasons, the Company’s effective tax rate differs from the Canadian corporate tax rate. The Company’s effective tax rate depends on the laws of numerous countries and the provisions of multiple income tax conventions between various countries in which the Company operates. Because of the requirements of income tax accounting under IAS 12, income tax expense can differ significantly from taxes paid in any reporting period. The Company paid income taxes on its world-wide business of $446 million in 2012 (2011 - $511 million).

At December 31, 2012, the consolidated statement of financial position included current taxes receivable of $151 million (2011 - $122 million) within “Prepaid expenses and other current assets” and current taxes payable of $81 million (2011 - $40 million) within “Payables, accruals and provisions”.

NOTE 10: EARNINGS (LOSS) PER SHARE

Basic earnings (loss) per share was calculated by dividing earnings (loss) attributable to common shareholders less dividends declared on preference shares by the sum of the weighted-average number of shares outstanding during the period plus vested deferred share units (“DSUs”) and vested equity-based performance restricted share units (“PRSUs”). DSUs represent common shares that certain employees have elected to receive in the future in lieu of cash compensation.

Diluted earnings (loss) per share were calculated using the denominator of the basic calculation described above adjusted to include the potentially dilutive effect of outstanding stock options and time-based restricted share units (“TRSUs”). The denominator is: (1) increased by the total number of additional common shares that would have been issued by the Company assuming exercise of all stock options with exercise prices below the average market price for the period; and (2) decreased by the number of shares that the Company could have repurchased if it had used the assumed proceeds from the exercise of stock options to repurchase them on the open market at the average share price for the year.

Thomson Reuters Annual Report 2012

Earnings (loss) used in determining consolidated earnings (loss) per share and earnings (loss) per share from continuing operations are consolidated net earnings (loss) reduced by: (1) earnings (loss) attributable to non-controlling interests; and (2) dividends declared on preference shares as presented below:

	Year ended December 31,
	2012	2011
Net earnings (loss)	2,123	(1,392)
Less:(Earnings) loss attributable to non-controlling interests	(53)	2
Dividends declared on preference shares	(3)	(3)
Earnings (loss) used in consolidated earnings per share	2,067	(1,393)
Less: Earnings from discontinued operations, net of tax	(2)	(4)
Earnings (loss) used in earnings (loss) per share from continuing operations	2,065	(1,397)

Earnings used in determining earnings per share from discontinued operations are the earnings from discontinued operations as reported within the income statement.

The weighted-average number of shares outstanding, as well as a reconciliation of the weighted-average number of shares outstanding used in the basic earnings (loss) per share computation to the weighted-average number of shares outstanding used in the diluted earnings (loss) per share computation, is presented below:

	Year ended December 31,
	2012	2011
Weighted average number of shares outstanding	826,978,165	832,793,760
Vested DSUs and PRSUs	662,233	665,692
Basic	827,640,398	833,459,452
Effect of stock options and TRSUs	1,963,382	-
Diluted	829,603,780	833,459,452

Because the Company reported a net loss from continuing operations for the year ended December 31, 2011, the weighted-average number of shares used for basic and diluted loss per share is the same, as the effect of stock options and other incentive plans would reduce the loss per share, and therefore be anti-dilutive.

NOTE 11: CASH AND CASH EQUIVALENTS

	December 31,
	2012	2011
Cash
Cash at bank and on hand	327	249
Cash equivalents
Short-term deposits	351	25
Money market accounts	540	110
Commercial paper investments	83	38
Cash and cash equivalents	1,301	422

Of total cash and cash equivalents as of December 31, 2012, $148 million (2011 – $147 million) was held in subsidiaries which have regulatory restrictions, contractual restrictions or operate in countries where exchange controls and other legal restrictions apply and are therefore not available for general use by the Company.

NOTE 12: TRADE AND OTHER RECEIVABLES

	December 31,
	2012	2011
Trade receivables	1,947	2,111
Less: allowance for doubtful accounts	(64)	(49)
Less: allowance for sales adjustments	(71)	(96)
Net trade receivables	1,812	1,966
Other receivables	23	18
Trade and other receivables	1,835	1,984

Thomson Reuters Annual Report 2012

The aging of gross trade receivables at each reporting date was as follows:

	December 31,
	2012	2011
Current	1,139	1,456
Past due 1-30 days	288	201
Past due 31-60 days	220	228
Past due 61-90 days	74	70
Past due >91 days	226	156
Balance at December 31	1,947	2,111

Allowance for doubtful accounts

The change in the allowance for doubtful accounts was as follows:

	December 31,
	2012	2011
Balance at beginning of year	49	39
Charges	62	51
Write-offs	(50)	(52)
Acquisitions	2	9
Other	1	2
Balance at end of year	64	49

The Company is exposed to normal credit risk with respect to its accounts receivable and maintains provisions for credit losses. Potential for such losses is mitigated because there is no significant exposure to any single customer and because customer creditworthiness is evaluated before credit is extended.

NOTE 13: PREPAID EXPENSES AND OTHER CURRENT ASSETS

	December 31,
	2012	2011
Inventory	55	66
Prepaid expenses	350	372
Other current assets	236	203
Prepaid expenses and other current assets	641	641

Other current assets were principally comprised of receivables for current income taxes and value added taxes.

NOTE 14: BUSINESSES HELD FOR SALE

The Company intends to sell certain businesses that are no longer fundamental to its strategy. The most significant business classified as held for sale at December 31, 2012 was Corporate Services. This business provides tools and solutions that help companies communicate with investors and media. The results of operations from businesses held for sale are normally reported within Other Businesses, however, because Corporate Services was managed for the entire year as part of the Financial & Risk segment, it has been included within the segment results for Financial & Risk, rather than within Other Businesses. See note 4.

The assets and liabilities associated with all businesses classified as held for sale in the statement of financial position are as follows:

	December 31,
	2012	2011
Trade and other receivables	3	12
Computer software, net	6	76
Other identifiable intangible assets, net	35	-
Goodwill	250	659
Other assets	8	20
Total assets held for sale	302	767

Payables, accruals and provisions	21	14
Deferred revenue	8	13
Other liabilities	6	8
Total liabilities associated with assets held for sale	35	35

Thomson Reuters Annual Report 2012

The balances classified as held for sale at December 31, 2011 primarily related to the Trade and Risk Management business, which was sold in the first quarter of 2012.

These businesses do not qualify for discontinued operations classification.

NOTE 15: COMPUTER HARDWARE AND OTHER PROPERTY

Computer hardware and other property consist of the following:

	Computer hardware	Land, buildings and building improvements	Furniture, fixtures and equipment	Total
Cost:
December 31, 2010	2,101	1,212	524	3,837
Additions:
Capital expenditures	308	57	55	420
Acquisitions	3	3	1	7
Removed from service	(122)	(29)	(29)	(180)
Transfer to assets held for sale	(73)	(17)	(12)	(102)
Translation and other, net	(43)	(13)	5	(51)
December 31, 2011	2,174	1,213	544	3,931
Additions:
Capital expenditures	247	46	52	345
Acquisitions	6	4	6	16
Disposals	-	(4)	(1)	(5)
Removed from service	(41)	(10)	(8)	(59)
Transfer to assets held for sale	(104)	(15)	(18)	(137)
Translation and other, net	4	36	(5)	35
December 31, 2012	2,286	1,270	570	4,126

Accumulated depreciation:
December 31, 2010	(1,530)	(400)	(340)	(2,270)
Current year depreciation	(313)	(82)	(43)	(438)
Removed from service	122	29	29	180
Transfer to assets held for sale	67	11	9	87
Translation and other, net	14	2	3	19
December 31, 2011	(1,640)	(440)	(342)	(2,422)
Current year depreciation	(297)	(84)	(48)	(429)
Removed from service	41	10	8	59
Transfer to assets held for sale	80	11	14	105
Translation and other, net	(10)	(8)	2	(16)
December 31, 2012	(1,826)	(511)	(366)	(2,703)

Carrying amount:
December 31, 2011	534	773	202	1,509
December 31, 2012	460	759	204	1,423

Fully depreciated assets are retained in cost and accumulated depreciation accounts until such assets are removed from service. Proceeds from disposals are netted against the related assets and the accumulated depreciation and included in earnings.

Thomson Reuters Annual Report 2012

NOTE 16: COMPUTER SOFTWARE

Computer software consists of the following:

	2012	2011
Cost:
Balance at January 1,	4,250	4,704
Additions:
Internally developed	593	615
Purchased	73	41
Acquisitions	119	95
Removed from service	(35)	(979)
Transfer to assets held for sale	(150)	(232)
Translation and other, net	38	6
Balance at December 31,	4,888	4,250

Accumulated amortization:
Balance at January 1,	(2,610)	(3,091)
Current year amortization	(700)	(659)
Removed from service	35	979
Transfer to assets held for sale	94	150
Translation and other, net	(25)	11
Balance at December 31,	(3,206)	(2,610)

Carrying amount at December 31:	1,682	1,640

Fully amortized assets are retained in cost and accumulated amortization accounts until such assets are removed from service. Proceeds from disposals are netted against the related assets and the accumulated amortization and included in earnings.

NOTE 17: OTHER IDENTIFIABLE INTANGIBLE ASSETS

	Indefinite useful life	Finite useful life
	Trade names	Trade names	Customer relationships	Databases and content	Other	Total
Cost:
December 31, 2010	2,646	332	6,541	940	1,732	12,191
Acquisitions	-	47	355	89	12	503
Transfer to assets held for sale	-	(34)	(60)	(14)	(20)	(128)
Translation and other, net	-	(11)	(41)	-	(23)	(75)
December 31, 2011	2,646	334	6,795	1,015	1,701	12,491
Acquisitions	-	58	394	25	3	480
Transfer to assets held for sale	-	(35)	(407)	(56)	(35)	(533)
Translation and other, net	-	(5)	(18)	6	27	10
December 31, 2012	2,646	352	6,764	990	1,696	12,448

Accumulated amortization:
December 31, 2010	-	(176)	(1,832)	(544)	(925)	(3,477)
Current year amortization	-	(36)	(451)	(54)	(71)	(612)
Impairment(1)	-	-	(26)	-	-	(26)
Transfer to assets held for sale	-	10	56	12	12	90
Translation and other, net	-	-	11	3	(9)	5
December 31, 2011	-	(202)	(2,242)	(583)	(993)	(4,020)
Current year amortization	-	(36)	(457)	(56)	(70)	(619)
Transfer to assets held for sale	-	24	261	49	33	367
Translation and other, net	-	1	(8)	(6)	(28)	(41)
December 31, 2012	-	(213)	(2,446)	(596)	(1,058)	(4,313)
Carrying amount:
December 31, 2011	2,646	132	4,553	432	708	8,471
December 31, 2012	2,646	139	4,318	394	638	8,135

(1)	Impairment charges associated with businesses held for sale. See note 6.

Thomson Reuters Annual Report 2012

The carrying amount of other identifiable intangible assets at December 31, 2012 includes the following:

•	$1,939 million of indefinite-lived trade names and $2,791 million of customer relationships, which have a remaining amortization period of 9 to 11 years, each arising from the Reuters acquisition; and

•	$707 million of indefinite-lived trade names associated with West.

The following table shows the carrying amount of indefinite-lived identifiable intangible assets by cash-generating unit:

	Carrying amount of indefinite-lived intangible assets at
	December 31,
Cash-Generating Unit	2012	2011
Financial & Risk	1,939	1,939
West(1)	707	707
Total indefinite-lived intangible assets	2,646	2,646

(1)	A CGU within the Legal segment which uses the West brand name.

Based on the strength, long history and expected future use of these trade names, they have been assigned indefinite lives.

The Company performed its annual test for impairment of indefinite-lived intangible assets in the fourth quarter of 2012 in accordance with its policy described in note 1. The key assumptions used in performing the impairment test were as follows:

	Perpetual	Discount	Pre-tax
Cash-Generating Unit	growth rate	rate	royalty rate
Financial & Risk	3.0%	9.5%	3.5%
West	2.0%	7.5%	5.0%

The estimated fair value less cost to sell of the trade names exceeded their carrying values by over 50%. As a result, no impairment was recorded. Based on sensitivity analysis, no reasonably possible change in assumptions would cause the carrying amount of any trade name to exceed its recoverable amount.

NOTE 18: GOODWILL

The following table presents goodwill for the years ended December 31, 2012 and 2011:

	2012	2011
Cost:
Balance at January 1,	18,911	18,892
Acquisitions	822	898
Transfer to assets held for sale	(596)	(804)
Translation and other, net	109	(75)
Balance at December 31,	19,246	18,911

Accumulated impairments:
Balance at January 1,	(2,979)	-
Impairment(1)	-	(3,010)
Translation	(11)	31
Balance at December 31,	(2,990)	(2,979)

Carrying amount at December 31:	16,256	15,932

(1)
In the fourth quarter of 2011, an impairment was recorded in the former Markets segment due to weaker than expected performance. The Markets segment consisted largely of businesses which are now in the Financial & Risk segment. The tax impact of the impairment charge was only $28 million because this goodwill had no significant tax basis.

Impairment test of goodwill

The Company performed its annual test for goodwill impairment in the fourth quarter of 2012 in accordance with its policy described in note 1. The estimated fair value less cost to sell of all CGUs exceeded their carrying values. As a result, no goodwill impairment was recorded.

Thomson Reuters Annual Report 2012

The Company has four groups of CGUs to which goodwill is allocated and monitored by management. The following table shows the carrying amount of goodwill by CGU:

	Carrying amount of goodwill at
	December 31,
Cash-Generating Unit	2012	2011(1)
Financial & Risk	10,644	10,427
Legal	3,186	3,089
Tax & Accounting	1,398	1,306
Intellectual Property & Science	1,028	762
Other(2)	-	348
Total goodwill	16,256	15,932

(1)	2011 is presented on a comparable basis to 2012.

(2)	Other is comprised of the Healthcare business that was sold in 2012.

The valuation techniques, significant assumptions and sensitivities applied in the goodwill impairment test are described below. The selection and application of valuation techniques and the determination of significant assumptions requires judgment.

Valuation Techniques

As in prior years, the recoverable value of each CGU was based on fair value less cost to sell, using a weighted average of the income approach and market approach.

Income approach

The income approach is predicated upon the value of the future cash flows that a business will generate. The Company used the discounted cash flow (“DCF”) method, which involves projecting cash flows and converting them into a present value equivalent through discounting. The discounting process uses a rate of return that is commensurate with the risk associated with the business or asset and the time value of money. This approach requires assumptions about revenue growth rates, operating margins, tax rates and discount rates.

Market approach

The market approach assumes that companies operating in the same industry will share similar characteristics and that company values will correlate to those characteristics. Therefore, a comparison of a CGU to similar companies whose financial information is publicly available may provide a reasonable basis to estimate fair value. Under the market approach, fair value is calculated based on EBITDA multiples of benchmark companies comparable to the businesses in each CGU. Data for the benchmark companies was obtained from publicly available information.

Significant Assumptions

Weighting of Valuation Techniques

The Company weighted the results of the two valuation techniques noted above, consistently applied to each CGU, as follows: 60% income approach/40% market approach. The Company believes that given volatility in capital markets, it is appropriate to apply a heavier weighting to the income approach.

Growth

Growth assumptions used were based on the Company’s internal budget. The Company projected revenue, operating margins and cash flows for a period of five years, and applied a perpetual long-term growth rate thereafter. In arriving at its forecasts, the Company considered past experience, economic trends such as GDP growth and inflation as well as industry and market trends. The projections also took into account the expected impact from new product initiatives, customer retention and efficiency initiatives, and the maturity of the markets in which each business operates.

Discount Rate

The Company assumed a discount rate in order to calculate the present value of its projected cash flows. The discount rate represented a weighted average cost of capital (“WACC”) for comparable companies operating in similar industries as the applicable CGU, based on publicly available information. The WACC is an estimate of the overall required rate of return on an investment for both debt and equity owners and serves as the basis for developing an appropriate discount rate. Determination of the WACC requires separate analysis of the cost of equity and debt, and considers a risk premium based on an assessment of risks related to the projected cash flows of each unit.

Thomson Reuters Annual Report 2012

Lower discount rates were applied to CGUs whose cash flows are expected to be less volatile due to factors such as the maturity of the market they serve and their market position. Higher discount rates were applied to CGUs whose cash flows are expected to be more volatile due to competition, or participation in less stable geographic markets.

Tax Rate

The tax rates applied to the projections were based on effective tax rates of comparable companies operating in similar industries as the applicable CGU, based on publicly available information. Tax assumptions are sensitive to changes in tax laws as well as assumptions about the jurisdictions in which profits are earned. It is possible that actual tax rates could differ from those assumed.

The key assumptions used in performing the impairment test, by CGU, were as follows:

	Perpetual	Discount	Tax
Cash-Generating Unit	growth rate	rate	rate
Financial & Risk	3.0%	9.5%	28.0%
Legal	2.5%	7.5%	39.0%
Tax & Accounting	3.0%	9.0%	40.0%
Intellectual Property & Science	3.0%	8.5%	39.0%

The fair value for each CGU was in excess of its carrying value. The excess was 6% for Financial & Risk and over 100% for each of the other three CGUs. Except for Financial & Risk, sensitivity analysis demonstrates that no reasonably possible change in assumptions would cause the carrying amount of a CGU to exceed its recoverable amount.

The Financial & Risk CGU had excess fair value of $980 million. An increase in the discount rate to 10.2%, an increase in the tax rate to 35%, or a decrease in the perpetual growth rate to 2.2% would eliminate the excess fair value. The DCF valuation for the Financial & Risk CGU assumes that free cash flow will grow at a compounded annual rate of 5.1% from 2012 to 2017. The free cash flow growth projections and certain key assumptions underlying the fair value of the Financial & Risk CGU are subject to risks and uncertainties that could cause future results to differ materially from current expectations. Specifically, the Company’s key assumption of perpetual growth could be impacted by changes in long-term outlooks for global inflation. The Company’s free cash flow projections could be impacted by further deterioration in macroeconomic conditions, including potential impacts of regulation on its customers, changes in customer buying patterns or competitive pressures. Such conditions could lead the Financial & Risk CGU to experience unexpected subscription cancellations, lower transaction volumes or the inability to sustain expected price increases. Additionally, the free cash flow projections for the Financial & Risk CGU assume that certain legacy platforms and network infrastructures will be decommissioned as customers upgrade to Thomson Reuters Eikon and Elektron, thereby increasing the efficiency of its cost structure. The Financial & Risk CGU could incur higher costs than expected if customers do not upgrade or if the process to upgrade takes longer than anticipated. Additionally, the assumptions for discount rate and tax rate are based on those for comparable companies and are driven by market conditions and prevailing tax laws. Changes in these measures could cause future results of Financial & Risk to differ materially from current expectations.

NOTE 19: FINANCIAL INSTRUMENTS

Financial assets and liabilities

Financial assets and liabilities in the statement of financial position were as follows:

December 31, 2012	Cash, loans and receivables	Assets/ (liabilities) at fair value through earnings	Derivatives used for hedging(1)	Available for sale	Other financial liabilities	Total
Cash and cash equivalents	1,301	-	-	-	-	1,301
Trade and other receivables	1,835	-	-	-	-	1,835
Other financial assets – current	31	40	1	-	-	72
Other financial assets – non-current	74	9	257	20	-	360
Current indebtedness	-	-	-	-	(1,008)	(1,008)
Trade payables (see note 21)	-	-	-	-	(461)	(461)
Accruals (see note 21)	-	-	-	-	(1,764)	(1,764)
Other financial liabilities – current	-	(52)	-	-	(43)	(95)
Long term indebtedness	-	-	-	-	(6,223)	(6,223)
Other financial liabilities – non-current	-	(22)	(15)	-	-	(37)
Total	3,241	(25)	243	20	(9,499)	(6,020)

Thomson Reuters Annual Report 2012

December 31, 2011	Cash, loans and receivables	Assets/ (liabilities) at fair value through earnings	Derivatives used for hedging(1)	Available for sale	Other financial liabilities	Total
Cash and cash equivalents	422	-	-	-	-	422
Trade and other receivables	1,984	-	-	-	-	1,984
Other financial assets – current	27	73	-	-	-	100
Other financial assets – non-current	154	-	251	20	-	425
Current indebtedness	-	-	-	-	(434)	(434)
Trade payables (see note 21)	-	-	-	-	(508)	(508)
Accruals (see note 21)	-	-	-	-	(1,756)	(1,756)
Other financial liabilities – current	-	(32)	-	-	(49)	(81)
Long term indebtedness	-	-	-	-	(7,160)	(7,160)
Other financial liabilities – non-current	-	-	(27)	-	-	(27)
Total	2,587	41	224	20	(9,907)	(7,035)

(1)	Derivatives are entered into with specific objectives for each transaction, and are linked to specific assets, liabilities, firm commitments or highly probable forecasted transactions.

The impact of fair value gains and losses from derivative financial instruments on the income statement and statement of changes in equity was as follows:

	Year ended December 31,
	2012		2011
	Fair value gain (loss) through earnings	Fair value gain (loss) through equity	Fair value gain (loss) through earnings	Fair value gain (loss) through equity
Embedded derivatives	(37)	-	97	-
Hedging instruments:
Cross currency interest rate swaps - fair value hedges	(2)	-	12	-
Cross currency interest rate swaps – cash flow hedges	57	(35)	(62)	21
Forward interest rate swaps - cash flow hedges	-	1	-	-
Other derivatives (1)	25	-	(6)	-
Other derivatives	43	(34)	41	21

(1)	Represents derivatives used to manage foreign exchange risk on cash flows excluding long-term indebtedness.

There was no ineffectiveness related to fair value hedges and cash flow hedges for the years ended December 31, 2012 and 2011.

Fair Value

The fair values of cash, loans and receivables, trade payables and accruals approximate their carrying amounts because of the short-term maturity of these instruments. The fair value of long term debt and related derivative instruments is set forth below.

Debt and Related Derivative Instruments

Carrying Amounts

Amounts recorded in the consolidated statement of financial position are referred to as “carrying amounts”. The carrying amounts of primary debt are reflected in “Long-term indebtedness” and “Current indebtedness” and the carrying amounts of derivative instruments are included in “Other financial assets” and “Other financial liabilities”, both current and long-term in the consolidated statement of financial position, as appropriate.

Fair Value

The fair value of debt is estimated based on either quoted market prices for similar issues or current rates offered to the Company for debt of the same maturity. The fair values of interest rate swaps and forward contracts are estimated based upon discounted cash flows using applicable current market rates and taking into account non-performance risk.

Thomson Reuters Annual Report 2012

The following is a summary of debt and related derivative instruments that hedge the cash flows or fair value of the debt:

	Carrying amount		Fair value
As of December 31, 2012	Primary debt instruments	Derivative instruments (asset) liability	Primary debt instruments	Derivative instruments (asset) liability
Bank and other	8	-	10	-
C$600, 5.20% Notes, due 2014	612	(123)	641	(123)
C$600, 5.70% Notes, due 2015	601	15	658	15
C$750, 6.00% Notes due 2016	751	(125)	841	(125)
C$750, 4.35% Notes due 2020	748	(9)	827	(9)
$250, 5.25% Notes, due 2013	250	-	256	-
$750, 5.95% Notes, due 2013	750	-	772	-
$800, 5.70% Notes, due 2014	797	-	867	-
$1,000, 6.50% Notes, due 2018	991	-	1,243	-
$500, 4.70% Notes due 2019	496	-	575	-
$350, 3.95% Notes due 2021	346	-	380	-
$400, 5.50% Debentures, due 2035	393	-	468	-
$500, 5.85% Debentures, due 2040	488	-	632	-
Total	7,231	(242)	8,170	(242)
Current portion	(1,008)	-
Long-term portion	6,223	(242)

	Carrying amount		Fair value
As of December 31, 2011	Primary debt instruments	Derivative instruments (asset) liability	Primary debt instruments	Derivative instruments (asset) liability
Bank and other	45	-	47	-
Commercial paper	390	-	390	-
C$600, 5.20% Notes, due 2014	604	(121)	641	(121)
C$600, 5.70% Notes, due 2015	587	27	658	27
C$750, 6.00% Notes due 2016	733	(117)	842	(117)
C$750, 4.35% Notes due 2020	731	(13)	782	(13)
$250, 5.25% Notes, due 2013	249	-	265	-
$750, 5.95% Notes, due 2013	748	-	799	-
$800, 5.70% Notes, due 2014	796	-	883	-
$1,000, 6.50% Notes, due 2018	990	-	1,191	-
$500, 4.70% Notes due 2019	496	-	552	-
$350, 3.95% Notes due 2021	346	-	362	-
$400, 5.50% Debentures, due 2035	392	-	426	-
$500, 5.85% Debentures, due 2040	487	-	566	-
Total	7,594	(224)	8,404	(224)
Current portion	(434)	-
Long-term portion	7,160	(224)

The Company enters into derivative instruments to hedge its currency and interest rate risk exposures on indebtedness as follows:

Fair Value Hedges:

The Company held fixed-to-floating cross-currency interest rate swaps, which swap Canadian dollar principal and interest payments into U.S. dollars and change interest payments from a fixed to floating rate. These instruments were designated as fair value hedges and were recorded in the consolidated statement of financial position at their fair value which was a net asset position of $39 million at December 31, 2012 (2011 - net asset of $40 million). The details of these instruments are set forth below:

Received	Paid	Hedged Risk	Year of Maturity	Principal Amount
2012 fair value hedges
Canadian dollar fixed	U.S. dollar floating	Interest rate and foreign exchange	2014	123
2011 fair value hedges
Canadian dollar fixed	U.S. dollar floating	Interest rate and foreign exchange	2014	123

Thomson Reuters Annual Report 2012

Cash flow hedges:

To hedge currency risk exposures, the Company enters into fixed-to-fixed cross-currency swaps, which swap Canadian dollar principal and interest payments into U.S. dollars. These instruments were designated as cash flow hedges and were recorded in the consolidated statement of financial position at their fair value which was a net asset position of $203 million at December 31, 2012 (2011 - net asset of $184 million). The details of these instruments are set forth below:

Received	Paid	Hedged Risk	Year of Maturity	Principal Amount
2012 cash flow hedges
Canadian dollar fixed	U.S. dollar fixed	Foreign exchange	2014	369
Canadian dollar fixed	U.S. dollar fixed	Foreign exchange	2015	593
Canadian dollar fixed	U.S. dollar fixed	Foreign exchange	2016	610
Canadian dollar fixed	U.S. dollar fixed	Foreign exchange	2020	731
2011 cash flow hedges
Canadian dollar fixed	U.S. dollar fixed	Foreign exchange	2014	369
Canadian dollar fixed	U.S. dollar fixed	Foreign exchange	2015	593
Canadian dollar fixed	U.S. dollar fixed	Foreign exchange	2016	610
Canadian dollar fixed	U.S. dollar fixed	Foreign exchange	2020	731

During the fourth quarter of 2012, in anticipation of future debt issuances, the Company entered into forward starting interest rate swaps to manage variability in future interest payments due to changes in benchmark interest rates. These instruments were designated as cash flow hedges and were recorded in the consolidated statement of financial position at their fair value, which was a net asset position of $1 million at December 31, 2012. There were no forward starting interest rate swaps outstanding at December 31, 2011. Changes in the fair value of these instruments will be recorded in other comprehensive income until the future debt issuance occurs. The fair value movement accumulated in other comprehensive income will be recycled to interest expense over the term of the hedged debt. The details of these instruments are set forth below:

			Notional Principal
Received	Paid	Hedged Risk	Year of Maturity	Amount
2012 cash flow hedges (interest rate)
U.S dollar-floating	U.S. dollar fixed	Forward interest rate	2023	100
U.S dollar-floating	U.S. dollar fixed	Forward interest rate	2023	100

Currency Risk Exposures

At each reporting date presented, substantially all indebtedness was denominated in U.S. dollars or had been swapped into U.S. dollar obligations.

The carrying amount of debt, all of which is unsecured, was denominated in the following currencies:

	Before currency hedging arrangements		After currency hedging arrangements (1)
	2012	2011	2012	2011
Canadian dollar	2,712	2,794	-	-
U.S. dollar	4,512	4,791	6,928	7,340
Euro	3	3	3	3
Other currencies	4	6	4	6
	7,231	7,594	6,935	7,349

(1)
Excludes fair value adjustments of ($54) million and ($19) million at December 31, 2012 and 2011, respectively. In 2011, there was ($2) million of derivatives associated with commercial paper borrowings that were not designated as hedges for accounting purposes.

Thomson Reuters Annual Report 2012

Interest Rate Risk Exposures

As of December 31, 2012, the Company held one (2011 - one) cross-currency interest rate swap which swaps interest rates from fixed to floating. After taking account of the hedging arrangements, the fixed and floating rate mix of debt is as follows:

	2012	Average interest rate	% Share	2011	Average interest rate	% Share
Total fixed	6,805	5.6%	98%	6,798	5.6%	93%
Total floating	130	0.8%	2%	551	0.9%	7%
	6,935	5.5%	100%	7,349	5.2%	100%

Floating rate long-term debt is London Interbank Offered Rate (“LIBOR”) based and, consequently, interest rates are reset periodically.

As of December 31, 2012, the Company also held two (2011 – nil) forward starting interest rate swaps.

Long-term Debt Activity

There was no long-term debt activity in 2012. Activity in 2011 was comprised of:

Date	Transaction	Principal Amount (in millions)
Notes issued
October 2011	3.95% notes due 2021	US$350
Notes repaid
July 2011	5.25% notes due 2011	C$600

The notes that matured in July 2011 were repaid for $593 million (after swaps). The repayment was funded with commercial paper and other available resources. A portion of these commercial paper borrowings were subsequently repaid with the net proceeds from the issuance of notes in October 2011.

The Company has issued $350 million principal amount of debt securities under its $3.0 billion debt shelf prospectus, which expires in May 2013.

Credit Facility

The Company has a $2.0 billion unsecured revolving credit facility that currently expires in August 2016. The facility may be used to provide liquidity in connection with the Company’s commercial paper program and for general corporate purposes. There were no amounts drawn against this facility as of December 31, 2012.

Based on the Company’s current credit ratings, the cost of borrowing under the agreement is priced at LIBOR/EURIBOR plus 90 basis points. If the Company’s long-term debt rating were downgraded by Moody’s or Standard & Poor’s, the facility fee and borrowing costs may increase, although availability would be unaffected. Conversely, an upgrade in the Company’s ratings may reduce the facility fee and borrowing costs.

The Company may request an extension of the maturity date under certain circumstances for up to two additional one-year periods, which the applicable lenders may accept or decline in their sole discretion. The Company may also request an increase, subject to approval by applicable lenders, in the lenders’ commitments up to a maximum amount of $2.5 billion.

The Company guarantees borrowings by its subsidiaries under the credit facility agreement. Under the agreement, the Company must maintain a ratio of net debt as of the last day of each fiscal quarter to EBITDA as defined in the credit agreement (earnings before interest, income taxes, depreciation and amortization and other modifications described in the credit agreement) for the last four quarters ended of not more than 4.5:1. The Company was in compliance with this covenant at December 31, 2012.

Foreign Exchange Contracts

The Company uses foreign exchange contracts to manage foreign exchange risk on cash flows excluding indebtedness. Specifically, the Company mitigates such exposure by entering into a series of exchange contracts to purchase or sell certain currencies in the future at fixed amounts. The cumulative U.S. dollar notional amounts of contracts outstanding at December 31, 2012 and 2011 were as follows:

	December 31,
Sell (buy)	2012	2011
Euros	620	477
British pounds sterling	(309)	(208)
Japanese yen	134	123

Thomson Reuters Annual Report 2012

The 2012 arrangements settle at various dates over the next 12 months. The fair value of contracts outstanding at December 31, 2012 was a net asset of $4 million (2011 - net asset of $29 million).

Embedded Derivatives

The majority of embedded derivatives arise as a result of U.S. dollar pricing of vendor or customer agreements by foreign subsidiaries. At December 31, 2012, the fair value of embedded derivatives represented a net payable of $29 million (2011 - net receivable of $7 million).

Available for Sale Investments

At December 31, 2012 and 2011, available for sale investments were not material and are reported within “Other financial assets” - long term in the consolidated statement of financial position.

Financial Risk Management

The Company’s operations are diverse and global in nature and, therefore expose it to a variety of financial risks, which include market risk (primarily currency risk and interest rate risk), credit risk and liquidity risk. The Company’s risk management approach is to minimize the potential adverse effects from these risks on its financial performance. Financial risk management is carried out by a centralized corporate treasury group under strict guidelines and process controls. The corporate treasury group identifies, evaluates and hedges financial risks. Relative to financial risks within the businesses, the corporate treasury group designs a risk management approach in close cooperation with each of the operating segments. The overall approach is under the oversight of the Chief Financial Officer.

Market Risk

Currency Risk

The Company’s consolidated financial statements are expressed in U.S. dollars but a portion of its business is conducted in other currencies. Changes in the exchange rates for such currencies into U.S. dollars can increase or decrease revenues, operating profit, earnings and the carrying values of assets and liabilities.

•	changes in exchange rates between 2011 and 2012 decreased consolidated revenues by approximately 2%;

•
the translation effects of changes in exchange rates in the consolidated statement of financial position were net translation gains of $13 million in 2012 (2011 - net translation losses of $59 million) and are recorded within accumulated other comprehensive income in shareholders’ equity; and

•
the Company only uses derivative instruments to reduce foreign currency and interest rate exposures. In particular, borrowings in currencies other than the U.S. dollar are generally converted to U.S. dollar obligations through the use of currency swap arrangements. At each reporting date presented, substantially all indebtedness was denominated in U.S. dollars or had been swapped into U.S. dollar obligations. Additionally, the Company enters into forward contracts to mitigate foreign exchange risk related to operating cash flows other than the U.S. dollar.

The table below shows the impact that a hypothetical change in foreign currency exchange rates would have on earnings as a result of changes in fair values of financial instruments as of December 31, 2012.

	10% weakening in foreign currency vs. US$ (in millions)
Decrease to earnings	£	€	Other currencies	Total
Impact on earnings from financial assets and liabilities(1)	(2)	(48)	(3)	(53)
Impact on earnings from non-permanent intercompany loans	(56)	(3)	(18)	(77)
Total impact on earnings	(58)	(51)	(21)	(130)

(1)	Excludes debt which has been swapped into U.S. dollar obligations.

Interest Rate Risk

The Company is exposed to fluctuations in interest rates with respect to cash and cash equivalents and long-term borrowings.

As of December 31, 2012, the majority of $1,301 million in cash and cash equivalents (2011 - $422 million) was comprised of interest-bearing assets. Based on amounts as of December 31, 2012, a 100 basis point change in interest rates would change annual interest income by approximately $12 million (2011 - $3 million).

Thomson Reuters Annual Report 2012

A portion of the borrowings that were issued at fixed rates were converted into variable rate debt through the use of derivative instruments. At December 31, 2012, after taking into account swap agreements, 98% (2011 - 93%) of the total debt was at fixed rates of interest and the remainder was at floating rates of interest. Based upon these levels, a 100 basis point change in interest rates would increase or decrease the full-year interest expense by approximately $1 million (2011 - $5 million).

If the US$ interest rates were to increase by 100 basis points, the gain taken to equity in relation to cash flow hedges would be $120 million (2011 - $125 million). The equivalent increase in C$ interest rates would result in a loss taken to equity in relation to cash flow hedges of $106 million (2011 - $130 million). A corresponding decrease in respective interest rates would have an approximately equal and opposite effect. Fluctuations in interest rates relating to fair value hedges have no effect, as any changes are entirely offset by adjustments to the hedged item which flow through the income statement.

Price Risk

The Company has no significant exposure to price risk from equity securities or commodities.

Credit Risk

Credit risk arises from cash and cash equivalents and derivative financial instruments, as well as credit exposure to customers including outstanding receivables. The Company attempts to minimize credit exposure to various instruments as follows:

•
cash investments are placed with high-quality financial institutions with limited exposure to any one institution. At December 31, 2012, approximately 90% of cash and cash equivalents were held by institutions that were rated at least “A” by major credit rating agencies;

•	counterparties to derivative contracts are major investment-grade international financial institutions and exposure to any single counterparty is monitored and limited; and

•	the Company assesses the creditworthiness of customers.

No allowance for credit losses on financial assets was required as of December 31, 2012, other than the allowance for doubtful accounts (see note 12). Further, no financial or other assets have been pledged.

The Company’s maximum exposure with respect to credit, assuming no mitigating factors, would be the aggregate of its cash and cash equivalents $1,301 million (2011 - $422 million), derivative exposure $258 million (2011 - $251 million), trade and other receivables $1.8 billion (2011 - $2.0 billion) and other financial assets $154 million (2011 - $254 million).

Liquidity Risk

A centralized treasury function ensures that the Company maintains funding flexibility by assessing future cash flow expectations and by maintaining sufficient capacity under its committed borrowing facilities. Cash flow estimates are based on rolling forecasts of operating, investing and financing flows. Such forecasting also takes into account borrowing limits, cash restrictions and compliance with debt covenants.

Cash which is surplus to working capital requirements is managed by the centralized treasury function which invests it in money market funds or bank money market deposits, choosing maturities which are aligned with expected cash needs based on the rolling forecast process. In addition, the Company maintains a commercial paper program, which provides efficient short-term funding as it pursues acquisitions, divestitures and refinances long-term debt.

The table below sets forth non-derivative and derivative financial liabilities by maturity based on the remaining period from December 31, 2012 and 2011, respectively, to the contractual maturity date. The amounts disclosed are the contractual undiscounted cash flows.

December 31, 2012	2013	2014	2015	2016	2017	Thereafter	Total
Long-term debt (1)	1,000	1,392	587	727	-	3,465	7,171
Interest payable (1)	376	330	248	196	185	1,244	2,579
Debt-related hedges outflows (2)	127	617	685	649	28	810	2,916
Debt-related hedges inflows (2)	(142)	(730)	(682)	(769)	(31)	(801)	(3,155)
Trade payables	461	-	-	-	-	-	461
Accruals	1,764	-	-	-	-	-	1,764
Other financial liabilities	103	-	-	-	-	-	103
Total	3,689	1,609	838	803	182	4,718	11,839

Thomson Reuters Annual Report 2012

December 31, 2011	2012	2013	2014	2015	2016	Thereafter	Total
Long-term debt (1)	-	1,000	1,383	581	725	3,471	7,160
Interest payable (1)	397	373	328	248	196	1,429	2,971
Debt-related hedges outflows (2)	127	127	617	685	649	838	3,043
Debt-related hedges inflows (2)	(140)	(139)	(719)	(676)	(767)	(838)	(3,279)
Commercial paper	390	-	-	-	-	-	390
Trade payables	508	-	-	-	-	-	508
Accruals	1,756	-	-	-	-	-	1,756
Other financial liabilities	125	1	-	-	-	-	126
Total	3,163	1,362	1,609	838	803	4,900	12,675

(1)	Represents contractual principal and interest payments. Future cash flows have been calculated using forward foreign exchange rates.

(2)
Substantially all non-U.S. dollar-denominated debt has been hedged into U.S. dollars. Debt-related hedges outflows represent projected payments to counterparties. Where future interest cash flows are not fixed, amounts have been calculated using forward interest rates. Debt-related hedges inflows represent projected cash receipts from counterparties. These future cash flows have been calculated using forward foreign exchange rates.

Capital Management

The Company follows a disciplined capital management strategy that seeks to:

•	Focus on free cash flow and ensure that cash generated is balanced between reinvestment in the business and returns to shareholders; and
•	Maintain a strong balance sheet, strong credit ratings and ample financial flexibility to support the execution of the Company’s business strategies.

As at December 31, 2012, total capital was comprised of equity with a fair value of approximately $24.0 billion and debt of $7.2 billion. As at December 31, 2012, cash and cash equivalents were $1.3 billion.

The Company generates sufficient cash flow to meet its current obligations as well as allowing for: (i) re-investment in the business; (ii) debt service; and (iii) returns to shareholders in the form of dividends and share buybacks. The Company’s investment grade credit provides added financial flexibility and the ability to borrow to support the operations and growth strategies of the business.

As of December 31, 2012, the Company’s credit ratings were as follows:

	Moody's	Standard & Poor's	DBRS Limited	Fitch
Long-term debt	Baa1	A-	A (low)	A-
Commercial paper	-	A-1 (low)	R-1 (low)	F2
Trend/Outlook	Stable	Negative	Stable	Stable

The Company also monitors its capital on the basis of “net debt”. Net debt is defined as total indebtedness, including the associated fair value hedging instruments on debt, but excluding unamortized transaction costs and premiums or discounts associated with such debt, less cash and cash equivalents. As the Company hedges some of its debt to reduce risk, the hedging instruments are included in the measurement of the total obligation associated with its outstanding debt. However, because the Company generally intends to hold the debt and related hedges to maturity, it does not consider the associated fair market value of cash flow hedges in the measurements.

Thomson Reuters Annual Report 2012

The following table presents the calculation of net debt:

	December 31,
	2012	2011
Current indebtedness	1,008	434
Long-term indebtedness	6,223	7,160
Total debt	7,231	7,594
Swaps	(242)	(224)
Total debt after swaps	6,989	7,370
Other derivatives (1)	-	(2)
Remove fair value adjustments for hedges (2)	(54)	(19)
Total debt after hedging arrangements	6,935	7,349
Remove transaction costs and discounts included in carrying value of debt	50	60
Less: cash and cash equivalents (3)	(1,301)	(422)
Net debt (2)	5,684	6,987

(1)	Fair value of derivatives associated with commercial paper borrowings that were not designated as hedges for accounting purposes.

(2)	Amounts are removed to reflect net cash outflow upon maturity.

(3)	Includes restricted cash of $148 million and $147 million at December 31, 2012 and 2011, respectively.

Fair value estimation

The following fair value measurement hierarchy is used for financial instruments that are measured in the statement of financial position at fair value:

•	Level 1 - quoted prices (unadjusted) in active markets for identical assets or liabilities;

•	Level 2 - inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices); and

•	Level 3 - inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs).

The levels used to determine fair value measurements for those instruments carried at fair value in the financial statements were as follows:

December 31, 2012				Total
Assets	Level 1	Level 2	Level 3	Balance
Financial assets at fair value through earnings	-	49	-	49
Derivatives used for hedging	-	258	-	258
Available for sale	20	-	-	20
Total assets	20	307	-	327

Liabilities
Financial liabilities at fair value through earnings	-	(74)	-	(74)
Derivatives used for hedging	-	(15)	-	(15)
Total liabilities	-	(89)	-	(89)

December 31, 2011				Total
Assets	Level 1	Level 2	Level 3	Balance
Financial assets at fair value through earnings	-	73	-	73
Derivatives used for hedging	-	251	-	251
Available for sale	20	-	-	20
Total assets	20	324	-	344

Liabilities
Financial liabilities at fair value through earnings	-	(32)	-	(32)
Derivatives used for hedging	-	(27)	-	(27)
Total liabilities	-	(59)	-	(59)

The fair value of financial instruments that are not traded in an active market (for example, over-the-counter derivatives) is determined by using valuation techniques. These valuation techniques maximize the use of observable market data where it is available and rely as little as possible on entity specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in level 2. If one or more of the significant inputs is not based on observable market data, the instrument is included in level 3.

Thomson Reuters Annual Report 2012

Specific valuation techniques used to value financial instruments include:

•	quoted market prices or dealer quotes for similar instruments; and

•	the fair value of currency and interest rate swaps and also forward foreign exchange contracts is calculated as the present value of the estimated future cash flows based on observable yield curves.

NOTE 20: OTHER NON-CURRENT ASSETS

	December 31,
	2012	2011
Net defined benefit plan surpluses (see note 26)	9	13
Cash surrender value of life insurance policies	256	241
Investments in equity method investees(1)	204	253
Other non-current assets	46	28
Total other non-current assets	515	535

(1)	The decrease at December 31, 2012 was due to a divestiture and an impairment charge. See note 8.

NOTE 21: PAYABLES, ACCRUALS AND PROVISIONS

	December 31,
	2012	2011
Trade payables	461	508
Accruals	1,764	1,756
Provisions (see note 22)	190	232
Other current liabilities	218	179
Total payables, accruals and provisions	2,633	2,675

NOTE 22: PROVISIONS AND OTHER NON-CURRENT LIABILITIES

	December 31,
	2012	2011
Net defined benefit plan obligations (see note 26)	1,694	1,438
Deferred compensation and employee incentives	221	218
Provisions	166	176
Unfavorable contract liability	99	147
Uncertain tax positions	234	446
Other non-current liabilities	100	88
Total provisions and other non-current liabilities	2,514	2,513

The following table presents the movement in provisions for the years ended December 31, 2012 and 2011:

	Integration & restructuring	Other provisions	Total provisions
Balance at December 31, 2010	146	238	384
Charges	214	28	242
Utilization	(189)	(32)	(221)
Translation and other, net	1	2	3
Balance at December 31, 2011	172	236	408
Less: short-term provisions	149	83	232
Long-term provisions	23	153	176

Balance at December 31, 2011	172	236	408
Charges	85	34	119
Utilization	(146)	(48)	(194)
Translation and other, net	(2)	25	23
Balance at December 31, 2012	109	247	356
Less: short-term provisions	90	100	190
Long-term provisions	19	147	166

Thomson Reuters Annual Report 2012

Integration and restructuring provisions are primarily related to severance obligations incurred in 2012 and 2011, integration programs that were completed in 2011 related to the 2008 acquisition of Reuters, and remaining rental payments on vacated leases. Severance provisions remaining at December 31, 2012 are expected to be used in 2013. Lease-related provisions remaining at December 31, 2012 are expected to be used primarily over the next three years. See note 5.

Other provisions include lease retirement obligations, which arise when the Company agrees to restore a leased property to a specified condition at the completion of the lease period. Lease retirement provisions relate primarily to leases which expire over the next eight years.

NOTE 23: DEFERRED TAX

The movements of deferred tax assets and liabilities are shown below:

Deferred tax liabilities	Goodwill and other identifiable intangible assets	Computer software, computer hardware and other property	Other	Total
December 31, 2010	2,405	172	271	2,848
Acquisitions	91	23	3	117
Benefit to income statement	(280)	(41)	(8)	(329)
Translation and other, net	(20)	-	(30)	(50)
December 31, 2011	2,196	154	236	2,586

Acquisitions	141	35	(12)	164
(Benefit) expense to income statement	(211)	(46)	35	(222)
Translation and other, net	4	(13)	15	6
December 31, 2012	2,130	130	274	2,534

Deferred tax assets	Tax losses	Employee benefits	Deferred and share-based compensation	Other	Total
December 31, 2010	359	365	177	331	1,232
Acquisitions	4	-	-	3	7
(Expense) benefit to income statement	(87)	13	(35)	(18)	(127)
Benefit (expense) to equity	-	126	(19)	-	107
Translation and other, net	(6)	1	1	(1)	(5)
December 31, 2011	270	505	124	315	1,214

Acquisitions	29	-	-	6	35
(Expense) benefit to income statement	(17)	(30)	5	(62)	(104)
Benefit (expense) to equity	-	120	(1)	-	119
Translation and other, net	-	1	-	14	15
December 31, 2012	282	596	128	273	1,279

Net deferred liability at December 31, 2011					(1,372)
Net deferred liability at December 31, 2012					(1,255)

The estimated recovery period for the deferred tax balances is shown below:

	December 31,
	2012	2011
Deferred tax liabilities
Deferred tax liabilities to be recovered after more than 12 months	2,523	2,562
Deferred tax liabilities to be recovered within 12 months	11	24
Total deferred tax liabilities	2,534	2,586

Deferred tax assets
Deferred tax assets to be recovered after more than 12 months	1,083	992
Deferred tax assets to be recovered within 12 months	196	222
Total deferred tax assets	1,279	1,214
Net deferred tax liability	1,255	1,372

Thomson Reuters Annual Report 2012

At December 31, 2012, the Company had Canadian tax losses carried forward of $2,334 million, tax losses carried forward in other jurisdictions of $1,426 million, and U.S. state tax losses carried forward which, at current U.S. state rates, have an estimated value of $14 million. If not utilized, the majority of the Canadian tax losses and U.S. state tax losses carried forward will expire between 2013 and 2032. The majority of the tax losses carried forward in other jurisdictions may be carried forward indefinitely.

Deferred tax assets are recognized for tax loss carry-forwards to the extent that the realization of the related tax benefit through future taxable profits is probable. The ability to realize the tax benefits of these losses is dependent upon a number of factors, including the future profitability of operations in the jurisdictions in which the tax losses arose. At December 31, 2012, the Company did not recognize deferred tax assets of $815 million related to $3,026 million of tax losses carried forward.

At December 31, 2012, the Company had $641 million of capital losses carried forward which may only be used to offset future capital gains. The deferred tax asset not recognized in respect of these losses was $100 million.

No deferred tax is recognized on the temporary differences associated with investments in subsidiaries and joint ventures to the extent that the Company is able to control the timing and reversal of such differences, or the reversal would not create a tax liability. These temporary differences are primarily attributable to the undistributed earnings of non-Canadian subsidiaries, which were approximately $17.3 billion at December 31, 2012 (2011 - $15.0 billion).

NOTE 24: CAPITAL

The change in capital, which includes stated capital and contributed surplus, was as follows:

	Number of Common shares	Stated capital	Series II, cumulative redeemable preference share capital	Contributed surplus	Total capital
Balance, December 31, 2010	833,396,235	9,967	110	207	10,284
Shares issued under DRIP	2,003,374	74	-	-	74
Stock compensation plans	3,223,924	113	-	(53)	60
Repurchases of common shares	(10,755,900)	(130)	-	-	(130)
Balance, December 31, 2011	827,867,633	10,024	110	154	10,288
Shares issued under DRIP	1,373,389	38	-	-	38
Stock compensation plans	3,609,636	101	-	16	117
Repurchases of common shares	(5,948,600)	(72)	-	-	(72)
Balance, December 31, 2012	826,902,058	10,091	110	170	10,371

Common shares of the Company have no par value and the authorized common share capital is an unlimited number of shares.

Dividends

Dividends on common shares are declared in U.S. dollars. Details of dividends declared per share are as follows:

	Year ended December 31,
	2012	2011
Dividends declared per common share	$1.28	$1.24

In the statement of cash flow, dividends paid on common shares are shown net of amounts reinvested in the Company’s DRIP. Details of dividend reinvestment are as follows:

	Year ended December 31,
	2012	2011
Dividend reinvestment	38	74

Registered holders of common shares may participate in the DRIP, under which cash dividends are automatically reinvested in new common shares. Common shares are valued at the weighted-average price at which the shares traded on the TSX during the five trading days immediately preceding the record date for the dividend.

Share Repurchases

The Company may buy back shares (and subsequently cancel them) from time to time as part of its capital management strategy. In May 2012, the Company renewed its normal course issuer bid (“NCIB”) share repurchase facility for an additional 12-month period. Under the NCIB, up to 15 million common shares (representing less than 2% of the total outstanding shares) may be repurchased in open market transactions on the TSX or the NYSE between May 22, 2012 and May 21, 2013.

Thomson Reuters Annual Report 2012

In 2012, the Company repurchased 5,948,600 of its common shares for approximately $168 million at an average price per share of $28.26. The Company has repurchased 4,332,200 of its common shares under the current NCIB. Decisions regarding any future repurchases will be based on market conditions, share price and other factors including opportunities to invest capital for growth.

The Company may elect to suspend or discontinue its share repurchases at any time, in accordance with applicable laws. From time to time when the Company does not possess material nonpublic information about itself or its securities, the Company may enter into a pre-defined plan with its broker to allow for the repurchase of shares at times when it ordinarily would not be active in the market due to its own internal trading blackout periods, insider trading rules or otherwise. Any such plans entered into with the Company’s broker will be adopted in accordance with applicable Canadian securities laws and the requirements of Rule 10b5-1 under the U.S. Securities Exchange Act of 1934, as amended.

Series II, Cumulative Redeemable Preference Shares

The authorized preference share capital of the Company is an unlimited number of preference shares without par value. The directors are authorized to issue preference shares without par value in one or more series, and to determine the number of shares in, and terms attaching to, each such series. As of December 31, 2012 and 2011, 6,000,000 Series II, cumulative redeemable preference shares were authorized, issued and outstanding. The Series II preference shares are non-voting and are redeemable at the option of the Company for C$25.00 per share, together with accrued dividends. Dividends are payable quarterly at an annual rate of 70% of the Canadian bank prime rate applied to the stated capital of such shares.

NOTE 25: SHARE-BASED COMPENSATION

The Company operates a number of equity-settled and cash-settled share-based compensation plans under which it receives services from employees as consideration for equity instruments of the Company or cash payments. Each plan is described below:

Stock Incentive Plan

Under its stock incentive plan, the Company may grant stock options, TRSUs, PRSUs and other awards to certain employees for a maximum of up to 50 million common shares. As of December 31, 2012, there were 16,117,153 awards available for grant (2011 - 19,292,115).

The following table summarizes the methods used to measure fair value for each type of award and the related vesting period over which compensation expense is recognized:

			Equity settled	Cash settled (1)
Type of award	Vesting period	Fair Value Measure	Compensation expense based on:
Stock options	Up to four years	Black-Scholes option pricing model	Fair value on business day prior to grant date	Fair value at reporting date
TRSUs	Up to seven years	Closing common share price	Fair value on business day prior to grant date	Fair value at reporting date
PRSUs	Three year performance period	Closing common share price	Fair value on business day prior to grant date	Fair value at reporting date

(1)	Cash settled awards represent the portion of share-based compensation relating to withholding tax.

Additional information on each type of award is as follows:

Stock Options

The maximum term of an option is 10 years from the date of grant. Under the plan, options may be granted by reference to the Company’s common share price on the NYSE or TSX.

The weighted-average fair value of options granted for the years ended December 31, 2012 and 2011 and principal assumptions used in applying the Black-Scholes option pricing model were as follows:

	2012	2011
Weighted average fair value ($)	5.19	8.39
Weighted average of key assumptions:
Share price ($)	28.35	38.90
Exercise price ($)	28.35	38.90
Risk-free interest rate	1.2%	2.6%
Dividend yield	3.4%	3.3%
Volatility factor	28%	29%
Expected life (in years)	6	6

Thomson Reuters Annual Report 2012

The Black-Scholes model was developed for use in estimating the fair value of traded options that have no vesting restrictions. The model requires the use of subjective assumptions, including expected stock-price volatility. Historical data has been considered in setting the assumptions.

Time-Based Restricted Share Units (TRSUs)

TRSUs give the holder the right to receive one common share for each unit that vests on the vesting date. The holders of TRSUs have no voting rights and accumulate additional units based on notional dividends paid by the Company on its common shares on each dividend payment date, which are reinvested as additional TRSUs. The weighted-average fair value of TRSUs granted was $28.77 and $35.31 for the years ended December 31, 2012 and 2011, respectively.

Performance Restricted Share Units (PRSUs)

PRSUs give the holder the right to receive one common share for each unit that vests on the vesting date. The holders of PRSUs have no voting rights and accumulate additional units based on notional dividends paid by the Company on its common shares on each dividend payment date, which are reinvested as additional PRSUs. The percentage of PRSUs initially granted that vests depends upon the Company’s performance over a three-year period against pre-established performance goals. Between 0% and 200% of the initial amounts may vest for grants made from 2010 through 2012.

The weighted-average fair value of PRSUs granted was $28.42 and $38.92 for the years ended December 31, 2012 and 2011, respectively.

Employee Stock Purchase Plan (ESPP)

The Company maintains an ESPP whereby eligible employees can purchase common shares at a 15% discount to the closing share price on the NYSE on the last business day of each quarter. Each quarter, employees may elect to authorize payroll deductions from their eligible compensation, up to a maximum of $21,250 per year (or a comparable amount in foreign currency for the global ESPP). The discount is expensed as incurred. A maximum of 14 million common shares can be purchased through the ESPP. The maximum number of shares currently issuable for the U.S. ESPP is 8 million and for the global ESPP is 6 million.

Share Appreciation Rights (SARs)

The Company has a phantom stock plan that provides for the granting of stock appreciation rights (“SARs”) and other cash-based awards to certain employees. SARs provide the opportunity to receive a cash payment equal to the fair market value of the Company’s common shares less the grant price. SARs vest over a four year period and expire four to ten years after the grant date. Compensation expense is recognized based on the fair value of the awards that are expected to vest and remain outstanding at the end of the reporting period using a Black-Scholes option pricing model. There were no SAR grants in 2012 and 2011.

The movement in the number of awards outstanding and their related weighted average exercise prices are as follows:

	Stock Options	TRSUs	PRSUs	SAYE(1)	SARs	Total	Weighted average exercise price ($)
Awards outstanding in thousands:
Outstanding at December 31, 2010	13,270	2,705	5,620	1,006	425	23,026	21.89
Granted	1,902	862	1,791	-	-	4,555	16.24
Exercised	(2,339)	(1,785)	(999)	(28)	(13)	(5,164)	15.21
Forfeited	(639)	(69)	(1,248)	(57)	(48)	(2,061)	11.87
Expired	(1,623)	-	-	(51)	(57)	(1,731)	46.24
Outstanding at December 31, 2011	10,571	1,713	5,164	870	307	18,625	21.10
Exercisable at December 31, 2011	6,367	-	-	689	300	7,356	33.53

Granted	2,544	2,260	1,640	-	-	6,444	11.19
Exercised	(594)	(538)	(1,699)	(776)	-	(3,607)	8.17
Forfeited	(1,210)	(281)	(919)	(21)	(29)	(2,460)	17.60
Expired	(838)	-	-	(17)	(172)	(1,027)	39.25
Outstanding at December 31, 2012	10,473	3,154	4,186	56	106	17,975	19.61
Exercisable at December 31, 2012	6,664	-	-	56	104	6,824	34.40

(1)	The Company replaced the “Save-as-you-earn” (“SAYE”) plan in the UK with the ESPP in 2010.

Thomson Reuters Annual Report 2012

The weighted average share price at the time of exercise for all of the awards described above was $26.81 per share (2011 – $37.06).

Share-based compensation expense included in the income statement for years ended December 31, 2012 and 2011 was as follows:

	Stock Options	TRSUs	PRSUs	Others(2)	Total
December 31, 2012(1)	10	27	59	9	105
December 31, 2011(1)	(6)	19	26	5	44

(1)
Includes loss of $4 million at December 31, 2012 (2011 – gain of $43 million) relating to the revaluation of withholding taxes on stock based compensation awards, which is included within fair value adjustments in the presentation of “Operating expenses” in note 5.

(2)	Principally comprised of expense related to ESPP, SAYE and SARs.

The Company recorded a liability for cash-settled share incentive awards of $73 million at December 31, 2012 (2011 - $55 million). The intrinsic value of the liability for vested awards was $24 million (2011 - $14 million).

The following table summarizes additional information relating to the awards outstanding at December 31, 2012:

Range of exercise prices	Number Outstanding (in thousands)	Weighted average remaining contractual life (years)	Weighted average exercise price for plans outstanding	Number exercisable (in thousands)	Weighted average exercise price for plans exercisable
0.00 – 30.00	11,297	3.60	$9.16	1,386	$23.22
30.01 - 35.00	849	1.69	$33.61	844	$33.63
35.01 – 40.00	4,793	6.20	$36.77	3,558	$36.53
40.01 - 45.00	1,036	3.73	$42.66	1,036	$42.66
Total	17,975			6,824

NOTE 26: EMPLOYEE BENEFIT PLANS

Retirement Benefits

The Company sponsors both defined benefit and defined contribution employee future benefit plans covering substantially all employees. Costs for all future employee benefits are accrued over the periods in which employees earn the benefits. Defined benefit plans provide pension and other post-employment benefits (“OPEB”) to covered employees. Significant plans are valued under IAS 19, Employee Benefits, by independently qualified actuaries using the projected unit credit method. The largest defined benefit plans are the Thomson Reuters Group Pension Plan (“TRGP”) and the Reuters Pension Fund (“RPF”).

Net defined benefit plan obligations

The movement on net defined benefit plan obligations was as follows:

	Pension Plans (1)		OPEB (1)		Total (1)
	2012	2011	2012	2011	2012	2011
As of January 1	(1,189)	(782)	(236)	(196)	(1,425)	(978)
Plan income (expense) recognized in income statement	12	(134)	(14)	(16)	(2)	(150)
Actuarial (losses) gains	(373)	(358)	19	(30)	(354)	(388)
Exchange differences	(12)	2	-	2	(12)	4
Contributions paid	94	75	11	11	105	86
Other	2	8	1	(7)	3	1
Net plan obligations as of December 31	(1,466)	(1,189)	(219)	(236)	(1,685)	(1,425)
Net plan surpluses recognized in non-current assets					9	13
Net plan obligations recognized in non-current liabilities					(1,694)	(1,438)

(1)	Includes amounts for immaterial defined benefit and OPEB plans that are not included in the detailed analysis below.

Thomson Reuters Annual Report 2012

2012 - Changes to retirement benefits:

In order to mitigate potential volatility in the Company’s financial position related to the assets and liabilities of the TRGP, the qualified U.S. defined benefit pension plan, as well as the need for future contributions, the Company provided certain former employees that have vested benefits a limited opportunity to voluntarily elect to receive either:

•	a lump-sum payment in December 2012; or
•	reduced annuity payments commencing in January 2013 (with effect from December 2012).

As a result of this offer, the Company paid lump-sum settlements of $245 million from the assets of the TRGP and recorded a pre-tax gain of $84 million in the fourth quarter of 2012. This gain was reported within “Other operating gains, net” in the income statement and presented as “Settlement gain” in the following analysis of material defined benefit plans. The settlement gain arises because the discount rate used to value the lump-sum payments was higher than the discount rate used to value the pension obligation in the Company’s financial statements on the settlement date.

2011 - Changes to retirement benefits:

In 2011, the Company agreed to provide limited cost-of-living increases over a specified term to certain participants in retirement plans assumed in the 2008 Reuters acquisition. The increases are intended to mitigate the effects of inflation on pensioners’ benefits and were agreed to with the plans’ trustees in conjunction with the periodic valuation of these plans. Because the pension improvement vested immediately, the Company recorded an expense of $72 million in 2011 for the total estimated cost. This charge was reported within “Other operating gains, net” in the income statement and presented as “Past service cost” in the following analysis of material defined benefit plans.

Analysis of material defined benefit plans

The net defined benefit surpluses (obligations) of the material defined benefit plans recognized in the statement of financial position were as follows:

	Funded		Unfunded (1)		OPEB		Total
As of December 31,	2012	2011	2012	2011	2012	2011	2012	2011
Present value of plan obligations	(6,157)	(5,686)	(340)	(314)	(201)	(216)	(6,698)	(6,216)
Fair value of plan assets	5,173	4,991	-	-	-	-	5,173	4,991
	(984)	(695)	(340)	(314)	(201)	(216)	(1,525)	(1,225)
Unrecognized plan assets (2)	(121)	(155)	-	-	-	-	(121)	(155)
Net plan obligations	(1,105)	(850)	(340)	(314)	(201)	(216)	(1,646)	(1,380)
Net plan surpluses	6	11	-	-	-	-	6	11
Net plan obligations	(1,111)	(861)	(340)	(314)	(201)	(216)	(1,652)	(1,391)

(1)	The unfunded pension plans referred to above consist of supplemental executive retirement plans (“SERPs”) for eligible employees.

(2)
Unrecognized plan assets represent the plan surpluses deemed not recoverable as the Company cannot unilaterally reduce future contributions in order to utilize the surplus. These amounts are not included in the statement of financial position.

The following summarizes the activity in material defined benefit pension and OPEB plans:

Present Value of Defined Benefit Obligation
	Funded		Unfunded		OPEB		Total
	2012	2011	2012	2011	2012	2011	2012	2011
Opening defined benefit obligation	(5,686)	(4,883)	(314)	(281)	(216)	(186)	(6,216)	(5,350)
Current service cost	(102)	(87)	(5)	(4)	(3)	(3)	(110)	(94)
Past service cost	-	(72)	(1)	-	-	-	(1)	(72)
Interest cost	(264)	(264)	(14)	(15)	(9)	(9)	(287)	(288)
Actuarial (losses) gains	(461)	(542)	(24)	(30)	20	(28)	(465)	(600)
Contributions by employees	(14)	(16)	-	-		-	(14)	(16)
Benefits paid	431	171	21	16	7	10	459	197
Settlement gain	84	-	-	-	-	-	84	-
Exchange differences	(147)	6	(1)	-	-	-	(148)	6
Other	2	1	(2)	-	-	-	-	1
Closing defined benefit obligation	(6,157)	(5,686)	(340)	(314)	(201)	(216)	(6,698)	(6,216)

Thomson Reuters Annual Report 2012

Fair Value of Plan Assets
	Funded		Unfunded		OPEB		Total
	2012	2011	2012	2011	2012	2011	2012	2011
Opening fair value of plan assets	4,991	4,586	-	-	-	-	4,991	4,586
Expected return (1)	327	314	-	-	-	-	327	314
Actuarial gains (1)	72	201	-	-	-	-	72	201
Contributions by employer	63	56	21	16	7	10	91	82
Contributions by employees	14	16	-	-	-	-	14	16
Benefits paid	(431)	(171)	(21)	(16)	(7)	(10)	(459)	(197)
Exchange differences	142	(8)	-	-	-	-	142	(8)
Other	(5)	(3)	-	-	-	-	(5)	(3)
Closing fair value of plan assets	5,173	4,991	-	-	-	-	5,173	4,991

(1)
Actuarial gains and losses include the difference between the expected and actual return on plan assets. The expected return on assets represents the projected increase in the fair value of plan assets due to investment returns. The actual return on plan assets for the year ended December 31, 2012 was a gain of $399 million (2011 - gain of $515 million).

The weighted average duration of the plan obligations were 17 years (2011 - 17) and 22 years (2011 - 22) for the TRGP and the RPF, respectively.

For funded plans, the major categories of plan assets as a percentage of total plan assets were as follows:

	As of December 31,
	2012	2011
Equity	33%	32%
Bonds	58%	61%
Property	4%	3%
Other	5%	4%
Total	100%	100%

Plan assets are invested to satisfy the fiduciary obligation to adequately secure benefits and to minimize the Company’s long-term contributions to the plans. As of December 31, 2012 and 2011, there were no Thomson Reuters securities held in the Company’s pension plans’ assets.

The following summarizes the history of plan obligations, plan assets and experience adjustments (1):

As of December 31,	2012				2011
	Funded	Unfunded	OPEB	Total	Funded	Unfunded	OPEB	Total
Present value of plan obligations	(6,157)	(340)	(201)	(6,698)	(5,686)	(314)	(216)	(6,216)
Fair value of plan assets	5,173	-	-	5,173	4,991	-	-	4,991
Deficit	(984)	(340)	(201)	(1,525)	(695)	(314)	(216)	(1,225)
Year ended December 31,	2012				2011
	Funded	Unfunded	OPEB	Total	Funded	Unfunded	OPEB	Total
Experience gains (losses) on plan obligations	51	(5)	7	53	37	(1)	(4)	32
Experience gains on plan assets	72	-	-	72	201	-	-	201

As of December 31,	2010				2009				2008
	Funded	Unfunded	OPEB	Total	Funded	Unfunded	OPEB	Total	Funded	Unfunded	OPEB	Total
Present value of plan obligations	(4,883)	(281)	(186)	(5,350)	(4,436)	(263)	(172)	(4,871)	(3,922)	(253)	(166)	(4,341)
Fair value of plan assets	4,586	-	-	4,586	4,261	-	-	4,261	3,698	-	-	3,698
Deficit	(297)	(281)	(186)	(764)	(175)	(263)	(172)	(610)	(224)	(253)	(166)	(643)
Year ended December 31,	2010				2009				2008
	Funded	Unfunded	OPEB	Total	Funded	Unfunded	OPEB	Total	Funded	Unfunded	OPEB	Total
Experience (losses) gains on plan obligations	(22)	1	-	(21)	(2)	5	4	7	(50)	3	10	(37)
Experience gains (losses) on plan assets	271	-	-	271	135	-	-	135	(578)	-	-	(578)

(1)	Experience adjustments represent the difference between actual changes in pension asset and liability balances during the year compared to expectations based on previous actuarial assumptions.

Thomson Reuters Annual Report 2012

Contributions

In 2012, the Company made special contributions of $24 million that included $11 million and $9 million to the Reuters Supplementary Pension Plan (“SPS”) and the RPF, respectively, reflecting agreements with plan trustees. In 2011, the Company contributed $10 million to the TRGP in order to improve the plan’s funded status. In 2013, the Company expects to contribute approximately $100 million to its pension plans, including $43 million in accordance with the normal funding policy of funded plans, $27 million of special contributions to funded plans that includes $11 million and $9 million to the SPS and RPF, respectively, as agreed with plan trustees, and $30 million for claims arising under unfunded plans. From time to time, the Company may elect to make voluntary contributions in order to improve the funded status of the plans. For certain plans, the trustees have the right to call for special valuations, which could subsequently result in the Company having to make an unexpected contribution. Market-related factors may also affect the timing and amount of contributions. The amount and timing of any future required contributions to pension plans could differ significantly from the Company’s estimates.

Actuarial assumptions

The weighted average actuarial assumptions were as follows:

	Funded		Unfunded		OPEB
As of December 31,	2012	2011	2012	2011	2012	2011
Discount rate	4.05%	4.59%	3.97%	4.53%	3.56%	4.20%
Inflation assumption	2.90%	3.17%	2.46%	2.65%	-	-
Rate of increase in salaries	3.64%	3.80%	3.52%	3.58%	3.50%	3.50%
Rate of increase in pensions in payment	2.89%	3.12%	2.90%	3.25%	-	-
Medical cost trend	-	-	-	-	7.02%	7.03%
Expected rate of return on assets(1)	-	6.57%	-	-	-	-
(1)
Effective January 1, 2013, the expected rate of return on assets will no longer be a critical accounting estimate and assumption because this measure is not applicable under the IAS 19, Employee Benefits amendment. See note 3.

Discount rate

The discount rate was based on current market interest rates of high-quality, fixed-rate debt securities adjusted to reflect the duration of expected future cash outflows for pension benefit payments. To estimate the discount rate, the Company’s actuary constructed a hypothetical yield curve that represented yields on high quality zero-coupon bonds with durations that mirrored the expected payment stream of the benefit obligation. For the TRGP and RPF, a 0.25% increase or decrease in the discount rate would have decreased or increased the defined benefit obligation by approximately $198 million as of December 31, 2012.

Expected rate of return on assets

The Company made assumptions about the expected long-term rate of return on plan assets, but there is no assurance that a plan will be able to earn the assumed rate of return. In determining the long-term rate of return assumption, the Company considered historical returns, input from investment advisors and its actuary’s simulation model of expected long-term rates of return assuming the Company’s targeted investment portfolio mix.

Medical cost trend

The medical cost trend is based on the Company’s actuarial medical claims experience and future projections of medical costs. The average medical cost trend rate used was 7% for 2012, which is reduced ratably to 5% in 2018. A 1% increase or decrease in the trend rate would have resulted in an increase or decrease in the benefit obligation for post-retirement benefits of approximately $20 million at December 31, 2012 and an increase or decrease in the service and interest costs of approximately $1 million in 2012.

Mortality assumptions

The mortality assumptions used to assess the defined benefit obligation for the TRGP and the RPF as of December 31, 2012 are based on the UP94 Generational Table and the 00 Series Tables issued by the Continuous Mortality Investigation Bureau with allowance for projected longevity improvements and adjustment for the medium cohort effect, respectively.

Thomson Reuters Annual Report 2012

The following table illustrates the life expectation in years of an average plan participant retiring at age 65 as of December 31, 2012 and 2011 and a plan participant at age 40 as of December 31, 2012 and 2011 retiring 25 years later at age 65 under the mortality assumptions used.

December 31, 2012	Life Expectation in Years
	Male	Female
Employee retiring as of December 31, 2012 at age 65	21	23
Employee age 40 as of December 31, 2012 retiring at age 65	23	24

December 31, 2011	Life Expectation in Years
	Male	Female
Employee retiring as of December 31, 2011 at age 65	21	23
Employee age 40 as of December 31, 2011 retiring at age 65	22	24

For the TRGP and the RPF, an increase in life expectancy of one year across all age groups would result in a $131 million increase in the defined benefit obligation as of December 31, 2012.

Analysis of income and expense

The following summarizes income and expense activity for material defined benefit plans:

Income Statement(1)	Funded		Unfunded		OPEB		Total
Year ended December 31,	2012	2011	2012	2011	2012	2011	2012	2011
Current service cost	102	87	5	4	3	3	110	94
Interest cost	264	264	14	15	9	9	287	288
Expected gain on plan assets	(327)	(314)	-	-	-	-	(327)	(314)
Past service cost	-	72	1	-	-	-	1	72
Settlement gain	(84)	-		-	-	-	(84)	-
Other	6	1	2	1	-	-	8	2
Defined benefit plan (income) expense	(39)	110	22	20	12	12	(5)	142

(1)
The 2012 settlement gain of $84 million and the 2011 past service cost of $72 million are reported within “Other operating gains, net” in the income statement. All other components of defined benefit plan expense are included in the “Post-employment benefits” component of “Operating expenses” as set out in note 5.

Statement of Comprehensive Income	Funded		Unfunded		OPEB		Total
Year ended December 31,	2012	2011	2012	2011	2012	2011	2012	2011
Actuarial losses (gains)	389	341	24	30	(20)	28	393	399
Effect of asset ceiling	(38)	(13)	-	-	-	-	(38)	(13)
Total recognized in other comprehensive income before taxation	351	328	24	30	(20)	28	355	386

Accumulated Comprehensive Income	Funded		Unfunded		OPEB		Total
	2012	2011	2012	2011	2012	2011	2012	2011
Balance of actuarial losses (gains) at January 1	969	628	44	14	26	(2)	1,039	640
Net actuarial losses (gains) recognized in the year	389	341	24	30	(20)	28	393	399
Balance of actuarial losses at December 31	1,358	969	68	44	6	26	1,432	1,039
Balance of asset ceiling at January 1	85	98	-	-	-	-	85	98
Effects of the asset ceiling in the year	(38)	(13)	-	-	-	-	(38)	(13)
Balance of asset ceiling at December 31	47	85	-	-	-	-	47	85
Total accumulated comprehensive income at December 31	1,405	1,054	68	44	6	26	1,479	1,124

Thomson Reuters Annual Report 2012

Defined contribution plans

The Company sponsors various defined contribution savings plans that provide for company-matching contributions. Total expense related to defined contribution plans was $153 million in 2012 (2011 - $156 million), which approximates the cash outlays related to the plans.

NOTE 27: SUPPLEMENTAL CASH FLOW INFORMATION

Details of “Other” in the statement of cash flow are as follows:

	Year ended December 31,
	2012	2011
Non-cash employee benefit charges	215	161
Employee benefits - settlement gain (see note 26)	(84)	-
Employee benefits - past service cost (see note 26)	1	72
Embedded derivatives fair value adjustments	37	(97)
Net (gains) losses on foreign exchange and derivative financial instruments	(45)	17
Other(1)	(185)	(14)
	(61)	139

(1)	The 2012 period includes non-cash reversals of uncertain tax positions. See note 9.

Details of “Changes in working capital and other items” are as follows:

	Year ended December 31,
	2012	2011
Trade and other receivables	88	(164)
Prepaid expenses and other current assets	(14)	114
Other financial assets	(17)	2
Payables, accruals and provisions	(164)	(274)
Deferred revenue	(62)	77
Other financial liabilities	18	9
Income taxes	174	146
Other	(182)	(189)
	(159)	(279)

NOTE 28: ACQUISITIONS

Acquisitions primarily comprise the purchase of businesses that are integrated into existing operations to broaden the Company’s range of offerings to customers as well as its presence in global markets.

Acquisition activity

The number of acquisitions completed, and the related cash consideration, during 2012 and 2011 were as follows:

	Year ended December 31,
	2012		2011
	Number of transactions	Cash consideration(1)	Number of transactions	Cash consideration(1)
Businesses and identifiable intangible assets acquired	29	1,262	38	1,279
Contingent consideration payments	-	36	-	-
Investments in businesses	-	3	1	7
	29	1,301	39	1,286

(1)	Cash consideration is net of cash acquired of $28 million and $25 million for the years ended December 31, 2012 and 2011, respectively.

Thomson Reuters Annual Report 2012

The following provides a brief description of certain acquisitions completed during 2012(1) and 2011(1):

Date	Company	Acquiring segment	Description
August 2012	FXall	Financial & Risk	A global provider of electronic foreign exchange trading solutions to corporations and asset managers
August 2012	MarkMonitor	Intellectual Property & Science	A provider of online brand protection
January 2012	Dr. Tax Software	Tax & Accounting	A Canadian based developer of income tax software
October 2011	Rafferty Capital Markets	Financial & Risk	A U.S. based registered broker-dealer
July 2011	Manatron	Tax & Accounting	A provider of property tax automation and land registry software for governments and municipalities
May 2011	Mastersaf	Tax & Accounting	A Brazilian provider of tax and accounting solutions
May 2011	World-Check	Financial & Risk	A provider of financial crime and corruption prevention information

(1)	The 2012 acquisitions listed above represented approximately 81% of cash consideration for acquired businesses and identifiable intangible assets (2011 - 78%).

Purchase price allocation

Each business combination has been accounted for using the acquisition method and the results of acquired businesses are included in the consolidated financial statements from the dates of acquisition. Purchase price allocations related to certain acquisitions may be subject to adjustment pending completion of final valuations.

The details of net assets acquired were as follows:

	2012	2011
Cash and cash equivalents	28	25
Trade and other receivables (1)	48	78
Other financial assets	8	-
Prepaid expenses and other current assets	24	20
Current assets	108	123
Computer hardware and other property, net	16	7
Computer software, net	119	95
Other identifiable intangible assets	480	503
Other financial assets and other non-current assets	3	8
Deferred tax	35	7
Total assets	761	743
Current indebtedness	-	(49)
Payables, accruals and provisions	(51)	(78)
Deferred revenue	(70)	(72)
Current liabilities	(121)	(199)
Provisions and other non-current liabilities	(8)	(7)
Other financial liabilities	-	(14)
Deferred tax	(164)	(117)
Total liabilities	(293)	(337)
Net assets acquired	468	406
Goodwill	822	898
Total	1,290	1,304

(1)
The gross contractual amount of trade and other receivables is $50 million, of which $2 million is expected to be uncollectible at December 31, 2012 (2011 - trade and other receivables were $87 million, of which $9 million was expected to be uncollectible).

The excess of the purchase price over the net tangible and identifiable intangible assets acquired and assumed liabilities was recorded as goodwill and reflects synergies and the value of the acquired work force. The majority of goodwill for acquisitions completed in 2012 and 2011 is not expected to be deductible for tax purposes.

Acquisition transactions were completed by acquiring all equity interests or the net assets of the acquired business.

Thomson Reuters Annual Report 2012

Other

The revenues and operating profit of acquired businesses since the date of acquisition were not material to the Company’s results of operations.

In 2012, $41 million (2011 - $30 million) of directly attributable acquisition-related transaction costs were expensed within the income statement as part of “Other operating gains, net”.

NOTE 29: CONTINGENCIES, COMMITMENTS AND GUARANTEES

Lawsuits and legal claims

In November 2009, the European Commission initiated an investigation relating to the use of the Company’s Reuters Instrument Codes (RIC symbols). RIC symbols are specifically designed to help financial professionals retrieve news and information on financial instruments (such as prices and other data on stocks, bonds, currencies and commodities) from Thomson Reuters financial data services. In December 2012, the European Commission announced that it accepted the Company’s proposal in response to the investigation without any finding of infringement of European Union competition law by the Company. In line with the Company’s agreement with the European Commission, the Company will offer its customers rights to continue to use its RICs with data from an alternative consolidated data feed provider to which they have moved.

In addition to the matter described above, the Company is engaged in various legal proceedings, claims, audits and investigations that have arisen in the ordinary course of business. These matters include but are not limited to intellectual property infringement claims, employment matters and commercial matters. The outcome of all of the matters against the Company is subject to future resolution, including the uncertainties of litigation. Based on information currently known to the Company and after consultation with outside legal counsel, management believes that the probable ultimate resolution of any such matters, individually or in the aggregate, will not have a material adverse effect on the financial condition of the Company, taken as a whole.

Uncertain tax positions

The Company is subject to taxation in numerous jurisdictions. There are many transactions and calculations during the course of business for which the ultimate tax determination is uncertain. The Company maintains provisions for uncertain tax positions that it believes appropriately reflect its risk. These provisions are made using the best estimate of the amount expected to be paid based on a qualitative assessment of all relevant factors. The Company reviews the adequacy of these provisions at the end of the reporting period. It is possible that at some future date, liabilities in excess of the Company’s provisions could result from audits by, or litigation with, relevant taxing authorities. Management believes that such additional liabilities would not have a material adverse impact on the Company’s financial condition taken as a whole.

Leases

The Company enters into operating leases in the ordinary course of business, primarily for real property and equipment. Payments for these leases are contractual obligations as scheduled per each agreement. Operating lease payments in 2012 were $371 million (2011 – $396 million). The future aggregate minimum lease payments under non-cancellable operating leases are as follows:

December 31,
2012
2013	321
2014	282
2015	241
2016	176
2017	146
2018 and thereafter	477
1,643

Thomson Reuters Annual Report 2012

With certain leases, the Company guarantees the restoration of the leased property to a specified condition after completion of the lease period. The liability associated with these restorations is recorded within “Provisions and other non-current liabilities” in the statement of financial position.

The total of future minimum sublease payments to be received under non-cancellable subleases was $112 million at December 31, 2012. Sublease payments received in 2012 were $16 million (2011 - $12 million).

Acquisitions and dispositions

The Company has obligations to pay additional consideration for prior acquisitions, typically based upon performance measures contractually agreed at the time of purchase. The Company does not believe that additional payments in connection with these transactions would have a material impact on the consolidated financial statements.

In certain disposition agreements, the Company guarantees to the purchaser the recoverability of certain assets or limits on certain liabilities. The Company does not believe based upon current facts and circumstances, that additional payments in connection with these transactions would have a material impact on the consolidated financial statements.

Unconditional purchase obligations

The Company has various obligations for materials, supplies and services in the ordinary conduct of business. The future unconditional purchase obligations are as follows:

December 31,
2012
2013	586
2014	371
2015	261
2016	48
2017	16
2018 and thereafter	10
1,292

NOTE 30: RELATED PARTY TRANSACTIONS

As of December 31, 2012, Woodbridge beneficially owned approximately 55% of the Company’s shares.

Transactions with Woodbridge

From time to time, in the normal course of business, the Company enters into transactions with Woodbridge and certain of its affiliates. These transactions involve providing and receiving product and service offerings, are negotiated at arm’s length on standard terms, including price, and are not significant to the Company’s results of operations or financial condition either individually or in the aggregate.

In May 2012, as part of its efforts to expand its mutual fund data and strategic research capabilities, the Company acquired a Canadian mutual fund database, fund fact sheet business and mutual fund and equity data feed business for approximately C$9 million from The Globe and Mail (“The Globe”),  which is majority owned by Woodbridge. The Company paid approximately C$8 million in cash and issued a C$1 million promissory note to The Globe that will be due in May 2016. In connection with the acquisition, the Company licensed the acquired database to The Globe over a four year term, valued at approximately C$250,000 per year. The Globe issued four promissory notes to the Company, each for the value of the annual license. Amounts due each year under the notes issued by The Globe will be offset against the note issued by the Company. The board of directors’ Corporate Governance Committee approved the transaction.

In the normal course of business, certain of the Company’s subsidiaries charge a Woodbridge owned company fees for various administrative services. In 2012, the total amount charged to Woodbridge for these services was approximately $112,000 (2011 - $69,000).

The Company purchases property and casualty insurance from third party insurers and retains the first $500,000 of each and every claim under the programs via the Company’s captive insurance subsidiaries. Woodbridge is included in these programs and pays the Company a premium commensurate with its exposures. Premiums relating to 2012 were $40,000 (2011 - $58,000), which would approximate the premium charged by a third party insurer for such coverage.

At December 31, 2012 and 2011, the amounts receivable from Woodbridge in respect of the above transactions were negligible.

Thomson Reuters Annual Report 2012

The Company maintained an agreement with Woodbridge until April 17, 2008 (the closing date of the Reuters acquisition) under which Woodbridge agreed to indemnify up to $100 million of liabilities incurred either by the Company’s current and former directors and officers or by the Company in providing indemnification to these individuals on substantially the same terms and conditions as would apply under an arm’s length, commercial arrangement. The Company was required to pay Woodbridge an annual fee of $750,000, which was less than the premium that would have been paid for commercial insurance. In 2008, the Company replaced this agreement with a conventional insurance agreement. The Company is entitled to seek indemnification from Woodbridge for any claims arising from events prior to April 17, 2008, so long as the claims are made before April 17, 2014.

In November 2011, the Company sold two Canadian wholly owned subsidiaries to a company affiliated with Woodbridge for approximately $49 million. The subsidiaries had no business operations, but had accumulated losses that management did not expect to utilize against future taxable income prior to their expiry. As such, no tax benefit for the losses had been recognized in the financial statements. Under Canadian law, certain losses may only be transferred to related companies, such as those affiliated with Woodbridge. A gain of $49 million was recorded within “Other operating gains, net” within the consolidated income statement. In connection with this transaction, the board of directors’ Corporate Governance Committee obtained an independent fairness opinion that the sale price was not less than the fair market value of the losses and represented a reasonable negotiated price between the Company and the purchaser. After receiving the recommendation of the Corporate Governance Committee, the board of directors approved the transaction. Directors who were not considered independent because of their positions with Woodbridge refrained from deliberating and voting on the matter at both the committee and board meetings.

Transactions with associates and joint ventures

From time to time, the Company enters into transactions with its investments in associates and joint ventures. These transactions typically involve providing or receiving services and are entered into in the normal course of business and on an arm’s length basis.

The Company and The Depository Trust & Clearing Corporation (“DTCC”) each have a 50% interest in Omgeo, a provider of trade management services. Omgeo pays the Company for use of a facility and technology and other services which were valued at approximately $9 million for 2012 (2011 - $10 million). At December 31, 2012, the amount receivable from Omgeo was approximately $1 million (2011 - $1 million).

The Company and Shin Nippon Hoki Shuppan K.K. each own 50% of Westlaw Japan K.K., a provider of legal information and solutions to the Japanese legal market. The Company provides the joint venture with technology and other services, which were valued at approximately $1 million for 2012 (2011 - $1 million). In the third quarter of 2012, the Company credited the joint venture approximately $600,000 to adjust prior service charges from 2009 to 2011. The amounts receivable relating to technology and other services were negligible at December 31, 2012 and 2011.

In connection with the 2008 acquisition of Reuters, the Company assumed a lease agreement with 3XSQ Associates, an entity now owned by the Company and Rudin Times Square Associates LLC that was formed to build and operate the 3 Times Square property and building in New York, New York that now serves as the Company’s corporate headquarters. The Company follows the equity method of accounting for its investment in 3XSQ Associates. The lease provides the Company with over 690,000 square feet of office space until 2021 and includes provisions to terminate portions early and various renewal options. In 2012, the Company’s costs under this lease arrangement for rent, taxes and other expenses were approximately $38 million (2011 - $37 million). At December 31, 2012 and 2011, the amounts payable to 3XSQ Associates were negligible.

Compensation of Key Management Personnel

Key management personnel compensation, including directors, is as follows:

	Year ended December 31,
	2012	2011
Salaries and other benefits	24	27
Share-based payments (1)	20	25
Total compensation	44	52

(1)	Share-based payments exclude mark-to-market fair value adjustments.

Key management personnel are comprised of the Company’s directors and executive officers.

In 2011, total compensation includes $11 million in special termination benefits comprised of severance and share-based payments.

Thomson Reuters Annual Report 2012

NOTE 31: SUBSEQUENT EVENTS

Acquisition

In February 2013, the Company acquired Practical Law Company, a provider of practical legal know-how, current awareness and workflow solutions to law firms and corporate law departments. The acquisition remains subject to review by the UK’s Office of Fair Trading.

Severance

In January 2013, the Company initiated a plan to reduce the number of employees, primarily in its Financial & Risk segment. The Company expects to incur severance-related charges of approximately $100 million related to these actions.

Deferred Tax Charge

In January 2013, the Company undertook transactions to further consolidate the ownership and management of its technology and content assets. In connection with these transactions, the Company recorded a deferred tax charge of approximately $240 million in the first quarter of 2013.

2013 Dividends

In February 2013, the Company’s board of directors approved a $0.02 per share increase in the annualized dividend to $1.30 per common share. A quarterly dividend of $0.325 per share will be paid on March 15, 2013 to shareholders of record as of February 25, 2013.

Thomson Reuters Annual Report 2012

EXECUTIVE OFFICERS AND DIRECTORS

EXECUTIVE OFFICERS

The following individuals are our executive officers as of March 1, 2013:

Name	Age	Title
James C. Smith	53	President and Chief Executive Officer
Stephane Bello	52	Executive Vice President and Chief Financial Officer
Deirdre Stanley	48	Executive Vice President, General Counsel and Secretary
Peter Warwick	61	Executive Vice President and Chief People Officer
James T. Powell	51	Executive Vice President and Chief Technology Officer
Stephen J. Adler	58	President and Editor-in-Chief, Reuters
David W. Craig	43	President, Financial & Risk
Michael E. Suchsland	53	President, Legal
Christopher Kibarian	43	President, Intellectual Property & Science
Brian Peccarelli	52	President, Tax & Accounting
Shanker Ramamurthy	52	President, Global Growth & Operations

Jim Smith has been President & Chief Executive Officer and director since January 2012. Mr. Smith was Chief Operating Officer of Thomson Reuters from September 2011 to December 2011 and Chief Executive Officer of Thomson Reuters Professional division from April 2008 to September 2011. Prior to the acquisition of Reuters by Thomson in April 2008, he served as Chief Operating Officer of Thomson and as President and Chief Executive Officer of Thomson Learning's Academic and Reference Group. Smith joined the Thomson Newspaper Group in 1987. He held several staff and operating positions, culminating in his role as head of operations for Thomson Newspapers in the U.S. With the sale of the Thomson Newspaper Group in 2000, he joined Thomson in 2001 as Executive Vice President. He began his career as a journalist and held several editorial and general management positions prior to joining Thomson. Mr. Smith resides in Stamford, Connecticut, United States.

Stephane Bello has been Executive Vice President & Chief Financial Officer since January 2012. Mr. Bello was Chief Financial Officer of Thomson Reuters Professional division from April 2008 to December 2011. Mr. Bello joined Thomson in 2001 and was Senior Vice President and Treasurer until April 2008. Prior to joining Thomson, Mr. Bello held several positions at General Motors in its treasury division, including regional Treasurer of General Motors Europe and Assistant Treasurer of General Motors in New York. Mr. Bello resides in Darien, Connecticut, United States.

Deirdre Stanley has been Executive Vice President & General Counsel since April 2008 and Secretary since January 2013. Prior to Thomson's acquisition of Reuters in April 2008, Ms. Stanley was Senior Vice President and General Counsel of Thomson. Prior to joining Thomson in July 2002, Ms. Stanley served in various senior executive positions, including Deputy General Counsel at USA Networks, Inc. and its successor companies. From 1997 through 1999, Ms. Stanley served as Associate General Counsel for GTE Corporation, where she headed the mergers and acquisitions practice group. Before GTE Corporation, Ms. Stanley practiced law at Cravath, Swaine & Moore in New York. Ms. Stanley resides in New York, New York, United States.

Peter Warwick has been Executive Vice President & Chief People Officer since January 2012. Mr. Warwick was Chief Operating Officer of Thomson Reuters Professional division from April 2011 to December 2011. Mr. Warwick joined Thomson in 1998 and has held a number of key leadership positions within the organization, including President and CEO of Thomson Reuters Legal, President and CEO of Thomson Tax & Accounting and CEO of Thomson Legal & Regulatory Asia Pacific. Prior to joining Thomson, Mr. Warwick was managing director of Pitman Publishing, deputy chief executive of the Longman Group and chief executive of Pearson Professional in London. Mr. Warwick resides in New York, New York, United States.

James Powell has been Executive Vice President & Chief Technology Officer since July 2008. Previously, Mr. Powell was CTO of Thomson Reuters Markets division from April 2008 to July 2008. Prior to Thomson's acquisition of Reuters, he was CTO of Reuters Enterprise division from July 2007 to April 2008. At Reuters, Mr. Powell held a number of other senior leadership positions, including Global Head of Product Development. He has also held senior leadership positions at Solace Systems, Citadel Investment Group and TIBCO Finance Technology. Mr. Powell resides in Bronxville, New York, United States.

Thomson Reuters Annual Report 2012

Stephen Adler has been President and Editor-in-Chief, Reuters since December 2012. Mr. Adler was Editor-in-Chief, Reuters News, and Executive Vice President, News, from February 2011 to November 2012. Mr. Adler joined Thomson Reuters in January 2010 as Senior Vice President and Editorial Director of Thomson Reuters Professional division. Prior to January 2010, Mr. Adler was Editor-in-Chief of BusinessWeek during his five-year tenure at that company. He also held various senior leadership roles during his 16 years at The Wall Street Journal. Mr. Adler began his career as a reporter at local newspapers in Florida. Mr. Adler resides in New York, New York, United States.

David Craig has been President, Financial & Risk since January 2012. Mr. Craig was President of Thomson Reuters Governance, Risk & Compliance business from September 2010 through December 2011. Prior to that, Mr. Craig was Chief Strategy Officer of Thomson Reuters from April 2008 to August 2010. He joined Reuters in April 2007 as Head of Strategy. Prior to April 2007, Mr. Craig was a Partner at McKinsey & Company and a Senior Principal and Partner at American Management Systems. Mr. Craig resides in London, United Kingdom.

Mike Suchsland has been President, Legal since January 2012. Mr. Suchsland was President of Corporate, Government & Academic within the Thomson Reuters Legal business from January 2008 to December 2011. He was President, West Education Group from December 2003 to December 2007. Mr. Suchsland joined Thomson in 1998. Prior to joining Thomson, Mr. Suchsland served as Vice President, Strategy and Business Development at Thorn Americas, Deputy Head of International at CCH and Senior Associate at Booz Allen Hamilton. Mr. Suchsland resides in Glencoe, Illinois, United States.

Chris Kibarian has been President, Intellectual Property & Science since February 2011. Mr. Kibarian was President of the Business of Law unit within Thomson Reuters Legal from January 2010 to February 2011. He was President and General Manager of FindLaw from March 2007 to December 2009. Mr. Kibarian joined Thomson in 2001 and has held a number of other key leadership positions within the organization, including Consultant, Global Strategy in the Legal & Regulatory business and Senior Vice President, Strategy and Development in the Tax & Accounting business. Mr. Kibarian resides in London, United Kingdom.

Brian Peccarelli has been President, Tax & Accounting since February 2011. Prior to February 2011, Mr. Peccarelli was President of Workflow & Service Solutions within the Tax & Accounting business for seven years. Mr. Peccarelli joined Thomson in 1984 and has held a number of other key leadership positions within the organization, including Vice President of the Corporate Services Market and General Manager for RIA Compliance. He is also a certified public accountant and a lawyer. Mr. Peccarelli resides in Plano, Texas, United States.

Shanker Ramamurthy has been President, Global Growth & Operations since January 2012. Mr. Ramamurthy was President of Sales & Trading and President of the combined Sales & Trading and Investment & Advisory businesses of Thomson Reuters from June 2011 to December 2011. Prior to joining Thomson Reuters in June 2011, Mr. Ramamurthy was General Manager of the Banking & Financial Market business at IBM. He has over 20 years of experience as a strategic consultant and was also previously a lead partner with PricewaterhouseCoopers LLP in their Financial Consulting practice before joining IBM when it acquired PricewaterhouseCoopers' consulting business. Mr. Ramamurthy resides in New York, New York, United States.

Thomson Reuters Annual Report 2012

DIRECTORS

The names, municipalities and countries of residence, offices and principal occupations of our directors as of March 1, 2013 are shown below. Each director has been a director since the year indicated below. All of our directors have been engaged for more than five years in their present principal occupations or in other capacities within Thomson Reuters, except where noted below. Each director will continue to hold office until the next annual meeting of our shareholders or until the director resigns or a successor is elected or appointed.

		Committee memberships
Name	Age	Audit	Corporate Governance	Human Resources	Director Since
David Thomson, Chairman	55				1988
W. Geoffrey Beattie, Deputy Chairman	53		•	•	1998
David W. Binet	55		•	•	January 2013
James C. Smith	53				2012
Manvinder S. Banga	58			•	2009
Mary Cirillo	65		•	Chair	2005
Steven A. Denning	64			•	2000
Lawton W. Fitt	59	•	Chair		2008
Roger L. Martin	56	•			1999
Sir Deryck Maughan	65		•		2008
Ken Olisa, OBE	61	•			2008
Vance K. Opperman	70	Chair	•		1996
John M. Thompson	70	•	•		2003
Peter J. Thomson	47				1995
Wulf von Schimmelmann	66	•			2011

David Thomson is Chairman of Thomson Reuters. He is also a Chairman of Woodbridge, the Thomson family investment company, and Chairman of The Globe and Mail Inc., a Canadian media company. Mr. Thomson is an active private investor with a focus on real estate and serves on the boards of several private companies. Mr. Thomson has a MA from Cambridge University. Mr. Thomson resides in Toronto, Ontario, Canada.

W. Geoffrey Beattie is Deputy Chairman of Thomson Reuters. Prior to January 1, 2013, he was President and a director of Woodbridge, the Thomson family investment company. He is also a director of General Electric Company, Maple Leaf Foods Inc. and Royal Bank of Canada. In addition to his public company board memberships, Mr. Beattie is a director of The Globe and Mail Inc., a Canadian media company. He is also a trustee of the University Health Network. Mr. Beattie has a law degree from the University of Western Ontario. Mr. Beattie resides in Toronto, Ontario, Canada.

Jim Smith is President and Chief Executive Officer of Thomson Reuters. Prior to becoming CEO in January 2012, he held a number of key leadership positions over his 25 year career with Thomson Reuters, including Chief Operating Officer of Thomson Reuters, Chief Executive Officer of Thomson Reuters Professional division and Executive Vice President and Chief Operating Officer of Thomson. Mr. Smith received a BA degree from Marshall University. Mr. Smith resides in Stamford, Connecticut, United States.

Manvinder (Vindi) S. Banga joined Clayton, Dubilier & Rice, LLC as an Operating Partner based in London in June 2010. Prior to that, he held a number of senior executive positions over his 33 year career with Unilever, including President, Food, Home & Personal Care of Unilever PLC, Business Group President of Unilever’s Home and Personal Care business in Asia and Chairman and Managing Director of Hindustan Unilever Ltd. Mr. Banga is a member of the Prime Minister of India’s Council on Trade & Industry. He is also a director of Maruti Suzuki Ltd. He is a graduate of the Indian Institute of Technology (IIT), Delhi, where he completed his Bachelor of Technology in Mechanical Engineering and the IIM Ahmedabad where he obtained a post graduate degree in Management. Mr. Banga resides in London, United Kingdom.

David W. Binet is President and a director of Woodbridge, the Thomson family investment company. Prior to January 1, 2013, he held a number of senior positions at Woodbridge over the last 14 years, including Chief Operating Officer and was Secretary to the Thomson Reuters Board. Mr. Binet is a director of The Globe and Mail Inc., a Canadian media company and of a number of other companies in which Woodbridge is invested. Mr. Binet is also Chairman of the Thomson Reuters Foundation. Prior to joining Woodbridge in 1999, he was a partner at a major law firm. Mr. Binet has a law degree from McGill University, a BA from Queen’s University and a graduate degree in Journalism from Northwestern University. Mr. Binet resides in Toronto, Ontario, Canada.

Thomson Reuters Annual Report 2012

Mary Cirillo is a corporate director. Ms. Cirillo was Chair and Chief Executive Officer of Opcenter, LLC, an Internet consulting firm, from 2000 to 2003. Prior to that, she was a senior banking executive at Bankers Trust and Citibank for over 20 years. Ms. Cirillo is a member of the Advisory Board of Hudson Venture Partners, L.P., a venture capital firm, and serves on the boards of several cultural and educational organizations. She is also a director of Dealer Track Holdings Inc. and ACE Ltd. She has a BA from Hunter College. Ms. Cirillo resides in New York, New York, United States.

Steven A. Denning is Chairman of General Atlantic LLC, a private equity investment firm that focuses exclusively on investing in growth companies globally. Mr. Denning has been with General Atlantic (or its predecessor) since 1980. He serves on the boards of several cultural and educational organizations. He has a BS degree from the Georgia Institute of Technology and an MBA from the Graduate School of Business, Stanford University. Mr. Denning resides in Greenwich, Connecticut, United States.

Lawton W. Fitt is a corporate director and Lead Independent Director of Thomson Reuters. She joined the board of Reuters in 2004. Ms. Fitt served as Secretary (CEO) of the Royal Academy of Arts in London from 2002 to March 2005. Prior to that, she was an investment banker with Goldman Sachs & Co., where she became a partner in 1994 and a managing director in 1996. She is a director of several not-for-profit organizations in addition to CIENA Corporation, The Carlyle Group and The Progressive Corporation. Ms. Fitt has a bachelor’s degree from Brown University and an MBA from the University of Virginia. Ms. Fitt resides in New York, New York, United States.

Roger L. Martin is Dean of the Joseph L. Rotman School of Management at the University of Toronto, a post-secondary educational institution, a position he has held since 1998. Previously, Mr. Martin was a Director of Monitor Company, a global strategy consulting firm. Mr. Martin is Chair of the Ontario Task Force on Competitiveness, Productivity and Economic Progress. He also serves on the boards of several not-for-profit organizations. He is also a director of Research in Motion Ltd. He has an MBA from Harvard University. Mr. Martin resides in Toronto, Ontario, Canada.

Sir Deryck Maughan is a Senior Advisor at Kohlberg Kravis Roberts & Co., a global asset management company. He has held a number of senior positions with Kohlberg Kravis Roberts & Co., since joining the firm in 2005, including Partner and Head of the Financial Services Industry team within KKR’s Private Equity platform, and Chairman of KKR Asia. He was Chairman and Chief Executive Officer of Citigroup International until 2004 and served as Vice Chairman of the New York Stock Exchange from 1996 to 2000. Sir Deryck joined the board of Reuters in 2005. He also serves on the boards of several charitable organizations in addition to GlaxoSmithKline plc and BlackRock Inc. Sir Deryck is a graduate of King’s College, University of London and the Graduate School of Business, Stanford University. Sir Deryck resides in New York, New York, United States.

Ken Olisa, OBE is Founder and Chairman of Restoration Partners, a boutique technology merchant bank advising and investing in IT companies. He joined the board of Reuters in 2004. From 1992 to 2006, Mr. Olisa was Chair and CEO of Interregnum PLC, a technology merchant bank. Prior to that, he was a senior executive for over 20 years at Wang Labs and IBM. From 1995 to 2000, Mr. Olisa was also a director of Open Text Corporation and of Eurasian Natural Resources Corporation from its London IPO until 2011. He serves on the boards of several U.K. not-for-profit organizations. He has a MA from Fitzwilliam College, Cambridge. Mr. Olisa resides in Kingston, United Kingdom.

Vance K. Opperman is President and Chief Executive Officer of Key Investment, Inc., a private investment company involved in publishing and other activities. Previously, Mr. Opperman was President of West Publishing Company, an information provider of legal and business research which is now owned by Thomson Reuters. He serves on the boards of several educational and not-for-profit organizations. He is also a director of Blue Cross and Blue Shield of Minnesota and TCF Financial Corporation. He has a law degree from the University of Minnesota and practiced law for many years. Mr. Opperman resides in Minneapolis, Minnesota, United States.

John M. Thompson served as non-executive Chairman of the Board of The Toronto-Dominion Bank, a Canadian financial institution, for eight years until January 1, 2011. Prior to that, he was Vice Chairman of the Board of IBM from 2000 until 2002. Mr. Thompson also held a number of senior management positions in his career at IBM including having oversight responsibility for the company's worldwide technology, manufacturing and business strategy. He also is a director of Royal Philips Electronics N.V. and The Toronto-Dominion Bank. He is a graduate of the University of Western Ontario with a degree in Engineering Science and completed executive management programs at the Richard Ivey School at the University of Western Ontario and the Kellogg Graduate School of Business at Northwestern University. Mr. Thompson was previously Chancellor of the University of Western Ontario. Mr. Thompson resides in Toronto, Ontario, Canada.

Peter J. Thomson is a Chairman of Woodbridge, the Thomson family investment company. Mr. Thomson is an active private equity investor and serves on the boards of several private companies. He has a BA from the University of Western Ontario. Mr. Thomson resides in Toronto, Ontario, Canada.

Wulf von Schimmelmann is a corporate director. He joined the board of Thomson Reuters in July 2011.  Mr. von Schimmelmann was Chief Executive Officer of Deutsche Postbank AG from 1999 to June 2007, where he transformed the organization from a check processing division of Deutsche Post to one of Germany's leading retail banks. Since 2008, he has served as Chairman of the Supervisory Board of Deutsche Post DHL AG, an international leader in mail and logistics services. He also serves as a member of the Supervisory Board of Maxingvest AG and Allianz Deutschland AG and as a director of Accenture Ltd. as well as Western Union. Prior to his lengthy career in banking, he was a partner at McKinsey & Co., working in Switzerland, the U.S. and Germany. Mr. von Schimmelmann received a degree in economic sciences and his Ph.D. in economics from the University of Zurich. Mr. von Schimmelmann resides in Munich, Germany.

Thomson Reuters Annual Report 2012

AUDIT COMMITTEE

The Audit Committee comprises Vance K. Opperman (Chair), Lawton W. Fitt, Roger L. Martin, Ken Olisa, John M. Thompson and Wulf von Schimmelmann. All members of the Audit Committee are financially literate in accordance with applicable Canadian and U.S. securities rules. Our Audit Committee does not include an individual who qualifies as an “audit committee financial expert” (within the meaning of applicable SEC rules) or meets applicable tests for accounting or related financial management expertise within the meaning of NYSE listing standards. However, we consider that, collectively, the members of the Audit Committee have the requisite skills and experience to properly discharge their responsibilities. Biographies for each member of our Audit Committee are included earlier in this section of the annual report.

The following is a brief summary of the education and experience of each member of the Audit Committee that is relevant to the performance of his or her responsibilities, including any education or experience that has provided the member with an understanding of the accounting principles we use to prepare our financial statements.

Audit Committee Member		Education/Experience
Vance K. Opperman (Chair)	●	Former President and COO of West Publishing Company
	●	President and CEO of Key Investment, Inc.
	●	Chair of Audit Committee of Thomson Reuters for over 10 years
	●	Member of private company audit committees and TCF Financial Corporation audit committee
	●	Represented financial institutions in securities and financial regulations matters as a practicing attorney
	●	Former Chair of Reuters audit committee
	●	MBA from the University of Virginia
Lawton W. Fitt	●	Former Secretary (CEO) of the Royal Academy of Arts
	●	Chair of CIENA Corporation audit committee and member of The Carlyle Group audit committee
Roger L. Martin	●	MBA from Harvard Business School
	●	Former Chair of a public company audit committee
	●	Member of private company audit committee
Ken Olisa	●	Former Interregnum PLC Chair and CEO
	●	Member of private company audit committees and former member of a public company audit committee
	●	U.K. Financial Services Authority approved person
	●	Director of various private and not-for-profit organizations
John M. Thompson	●	Graduate of executive management programs at the University of Western Ontario and Northwestern University
	●	Former member of private company audit committee
	●	Senior management positions at IBM, including CFO of IBM Canada and Vice Chairman of the IBM Board
Wulf von Schimmelmann	●	Former CEO of Deutsche Postbank AG
	●	Degree in economic sciences and Ph.D in economics from University of Zurich
	●	Member of Maxingvest AG audit committee

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth fees related to services rendered by PricewaterhouseCoopers LLP and its affiliates in 2012 and 2011:

(in millions of U.S. dollars)	2012	2011
Audit fees	$20.9	$21.4
Audit-related fees	11.1	14.7
Tax fees	8.0	8.6
All other fees	0.9	1.1
Total	$40.9	$45.8

The following are descriptions of fees for services rendered by PricewaterhouseCoopers LLP in 2012 and 2011.

Thomson Reuters Annual Report 2012

Audit Fees

These audit fees were for professional services rendered for the audits of consolidated financial statements, reviews of interim financial statements included in periodic reports, audits related to internal control over financial reporting, and services that generally only the independent auditor can reasonably provide, such as comfort letters, statutory audits, consents, and assistance and review of documents filed with securities regulatory authorities. These services included French translations of our financial statements, MD&A and financial information included in our prospectuses and other offering documents and other miscellaneous non-audit related services.

Audit-related Fees

These audit-related fees were for assurance and related services that are reasonably related to the performance of the audit or review of the financial statements and are not reported under the “audit fees” category above. These services included subsidiary carve-out audits, transaction due diligence, SSAE 16 engagements, advisory services, audits of various employee benefit plans and other services related to acquisitions and dispositions.

Tax Fees

Tax fees were for tax compliance, tax advice and tax planning. These services included the preparation and review of corporate and expatriate tax returns, assistance with tax audits and transfer pricing matters, advisory services relating to federal, state, provincial and international tax compliance, customs and duties, and restructurings, mergers and acquisitions.

All Other Fees

Fees disclosed in the tables above under the item “all other fees” were for services other than the audit fees, audit-related fees and tax fees described above.

Pre-Approval Policies and Procedures

The Audit Committee has adopted a policy regarding its pre-approval of all audit and permissible non-audit services provided to our company by the independent auditors.

•	The policy gives detailed guidance to management as to the specific types of services that have been pre-approved by the Audit Committee.

•	The policy requires the Audit Committee’s specific pre-approval of all other permitted types of services that have not already been pre-approved.

•	Senior management periodically provides the Audit Committee with a summary of services provided by the independent auditors in accordance with the pre-approval policy.

•
The Audit Committee’s charter delegates to its Chair the authority to evaluate and approve engagements in the event that the need arises for approval between Audit Committee meetings. If the Chair approves any such engagements, he must report his approval decisions to the full Audit Committee at its next meeting.

•
For the year ended December 31, 2012, none of the fees of Thomson Reuters described above made use of the de minimis exception to pre-approval provisions as provided for by Rule 2-01(c)(7)(i)(C) of SEC Regulation S-X and Section 2.4 of the Canadian Securities Administrators’ Multilateral Instrument 52-110 (Audit Committees).

CONTROLLED COMPANY

Our company is a “controlled company” as a result of Woodbridge’s ownership.

The NYSE corporate governance listing standards require a listed company to have, among other things, solely independent directors on its compensation committee and nominating/corporate governance committee. A “controlled company” (as defined by the NYSE) is a company of which more than 50% of the voting power is held by an individual, group or another company and is exempt from these requirements.

In 2011, the Canadian Coalition for Good Governance (CCGG) supplemented its existing guidelines for Building High Performance Boards to address controlled companies. A “controlled company” (as defined by CCGG) includes corporations with a controlling shareholder who controls a sufficient number of shares to be able to elect the board of directors or to direct the management or policies of the corporation.

While a majority of members of each of the Corporate Governance Committee and the HR Committee of our company are independent, the board believes it is appropriate for Messrs. Beattie and Binet to serve on these committees and has approved our reliance on the NYSE’s controlled company exemption to do so. CCGG has stated that it believes it is appropriate for directors who are related to the controlling shareholder to sit on these committees to bring the knowledge and perspective of the controlling shareholder to executive compensation, appointments and board nominations.

Thomson Reuters Annual Report 2012

INDEPENDENT DIRECTORS

A majority of the board is independent. Under the corporate governance guidelines adopted by the board, a director is not considered independent unless the board affirmatively determines that the director has no “material relationship” with Thomson Reuters. In determining the independence of directors, the board considers all relevant facts and circumstances. In March 2013, the board conducted its annual assessment of the independence of each of its members and determined that 10 of the 15 directors (66%) serving on the board are independent. In determining independence, the board examined and relied on the applicable definitions of “independent” in the NYSE listing standards and Canadian Securities Administrators’ National Instrument 58-101. The board also reviewed the results of questionnaires completed by directors.

Director Independence
Name of Director	Management	Independent	Not Independent	Reason for Non-Independence
David Thomson			✓	A Chairman of Woodbridge, the principal shareholder of Thomson Reuters
W. Geoffrey Beattie			✓	Former President and director of Woodbridge, the principal shareholder of Thomson Reuters
James C. Smith	✓		✓	Chief Executive Officer of Thomson Reuters
Manvinder S. Banga		✓
David W. Binet			✓	President and director of Woodbridge, the principal shareholder of Thomson Reuters
Mary Cirillo		✓
Steven A. Denning		✓
Lawton W. Fitt		✓
Roger L. Martin		✓
Sir Deryck Maughan		✓
Ken Olisa, OBE		✓
Vance K. Opperman		✓
John M. Thompson		✓
Peter J. Thomson			✓	A Chairman of Woodbridge, the principal shareholder of Thomson Reuters
Wulf von Schimmelmann		✓
Total	1	10	5

None of Messrs. D. Thomson, Beattie, Binet or P. Thomson is a member of Thomson Reuters executive management team. With its substantial equity investment in Thomson Reuters, Woodbridge considers that its interests as a shareholder are aligned with those of all other shareholders.

In determining the independence of directors, the board also considers that in the normal course of business, we provide services to, and receive services from, companies with which some of the independent directors are affiliated. Based on the facts and circumstances of each such instance, the board determined in March 2013 that these relationships were immaterial. In particular, the board acknowledged that Mr. Thompson has been a director of a company that provides services to Thomson Reuters, but determined that this relationship was not material and did not preclude a finding of independence. Mr. Thompson was the non-executive independent Chairman of the board of The Toronto-Dominion Bank until January 1, 2011, and remains a director of the bank. In the normal course of business, we have a banking relationship with The Toronto-Dominion Bank and one of the bank’s affiliates has served as a dealer for our recent offering of debt securities in the United States. Transactions between our company and The Toronto-Dominion Bank have been negotiated on an arm’s length basis without the involvement of Mr. Thompson.

PRESIDING DIRECTORS AT MEETINGS OF NON-MANAGEMENT AND INDEPENDENT DIRECTORS

Our board begins each in-person meeting with an “in-camera” session with the CEO, but no other members of management. This is intended to give the CEO an opportunity to discuss his objectives for the day’s meeting, and for directors to express preliminary observations based on their prior review of meeting materials. This permits a more effective use of time in the board meeting. A similar session is typically held with the CEO at the end of the meeting, followed by a meeting of the board without the CEO or other members of management present. Each of the board’s committees also concludes its meetings “in-camera” with a period of time for discussion without the CEO or members of management present.

At least once each year, the board meets without the CEO and without the directors affiliated with Woodbridge. These meetings of the independent directors, which follow a regularly scheduled board meeting, have been chaired by the Chair of the Corporate Governance Committee and going forward will be chaired by the Lead Independent Director. The Chair of the Corporate Governance Committee has developed the agenda for these meetings, although discussion has not been limited to it. The agenda generally addresses any issues that might be specific to a public corporation with a controlling shareholder. The Chair of the Corporate Governance Committee has reported to the Chairman on the substance of these meetings to the extent that action is appropriate or required and has been available for consultation with the independent directors as required. One such meeting of the independent directors took place in November 2012 and was presided over by Ms. Fitt.

Thomson Reuters Annual Report 2012

CODE OF BUSINESS CONDUCT AND ETHICS

Our Code of Business Conduct and Ethics (Code) applies to all employees, directors and officers, including our CEO, CFO and Controller. All employees, directors and officers are required to submit an acknowledgment that they have received and read a copy of the Code and understand their obligations to comply with the principles and policies outlined in it. In an effort to promote further a culture of ethical business conduct throughout Thomson Reuters, we have instituted a mandatory online training course related to the Code. The Corporate Governance Committee receives an annual report regarding the Code from the General Counsel.

In 2012 and through the date of this annual report, no material violations by our directors or executive officers were reported for the Code.  Also, no waivers under the Code were sought by or granted to any of our directors or executive officers.

ADDITIONAL DISCLOSURES

Additional information regarding the members of our board of directors, including our corporate governance and compensation practices, will be provided in our management proxy circular, which is being prepared in connection with our upcoming annual meeting of shareholders to be held on May 8, 2013. Each board committee has a written charter which is publicly available at www.thomsonreuters.com. The Audit Committee’s charter has been filed on SEDAR and EDGAR and is incorporated by reference in, and forms a part of, this annual report.

As of March 1, 2013, our executive officers and directors as a group beneficially owned, directly or indirectly, or exercised control or direction over, less than 1% of our outstanding common shares, based on the issued and outstanding shares of our company as of that date. David Thomson and Peter J. Thomson are the Chairmen, and David W. Binet is the President, of Woodbridge, our controlling shareholder. As of March 1, 2013, Woodbridge beneficially owned approximately 55% of our common shares.

Since 1992, Mr. Olisa has been chairman of two boutique merchant banks that provide advisory services to technology companies, some of which are or have been early stage. Mr. Olisa serves on the board of directors of a number of these companies. He was previously a director of Datapoint Newco 1 Limited and Axellis Limited which were dissolved after liquidation proceedings in the U.K. in 2004 and 2012, respectively.

Thomson Reuters Annual Report 2012

ADDITIONAL INFORMATION

Thomson Reuters Corporation was incorporated under the Business Corporations Act (Ontario) by articles of incorporation dated December 28, 1977. Our company amalgamated with one of its wholly owned subsidiaries on March 10, 2010. Our registered office is located at 333 Bay Street, Suite 400, Toronto, Ontario M5H 2R2, Canada. Prior to April 17, 2008, Thomson Reuters Corporation was known as The Thomson Corporation.

DESCRIPTION OF CAPITAL STRUCTURE

As of March 1, 2013:

—	our authorized share capital consisted of an unlimited number of common shares, an unlimited number of preference shares, issuable in series, and a Thomson Reuters Founders Share; and

—	we had outstanding 827,356,551 common shares, 6,000,000 Series II preference shares and one Thomson Reuters Founders Share.

Common Shares

Each common share entitles its holder to receive notice of, to attend and to vote at all meetings of our shareholders (except for meetings of holders of a particular class or series of shares other than the common shares required by applicable laws to be held as a separate class or series meeting). Each common share also entitles its holder to receive dividends when declared by our board of directors, subject to the rights of holders of the preference shares. All dividends declared by our board of directors are paid equally on all common shares. Holders of common shares will participate equally in any distribution of our assets upon liquidation, dissolution or winding-up, subject to the rights of the holders of the preference shares. There are no preemptive, redemption, purchase or conversion rights attaching to our common shares.

We have also issued Depositary Interests (DIs) as an alternative way to hold our common shares. DIs are designed to facilitate the transfer and settlement of our shares in the U.K. when they are traded in the secondary market. Each DI represents one common share. The holder of DIs has beneficial ownership of the underlying common shares. The administrator of our DI program, holds legal title to the common shares and holds the shares on behalf of and for the benefit of the DI holder. Holders of DIs have the same voting rights and receive the same dividends as other common shareholders.

Preference Shares

Our preference shares may be issued in one or more series as determined by our board of directors. Our board of directors is authorized to fix the number, the consideration per share and the rights and restrictions of the preference shares of each series. The preference shares of each series are to rank on a parity with the preference shares of each other series with respect to the payments of dividends and the return of capital on our liquidation, dissolution or winding-up. The preference shares are entitled to preference over the common shares and any other shares ranking junior to the preference shares with respect to the payment of dividends and the return of capital. The special rights and restrictions attaching to the preference shares as a class may not be amended without approval of at least two-thirds of the votes cast at a meeting of the holders of preference shares. The holders of preference shares are not entitled to any voting rights except as provided by our board of directors when authorizing a series or as provided by law. Our Series II preference shares are non-voting and are redeemable at our option for C$25.00 per share, together with accrued dividends. Dividends are payable quarterly at an annual rate of 70% of the Canadian bank prime rate applied to the stated capital of the shares.

Thomson Reuters Founders Share

Our company has issued a Thomson Reuters Founders Share to the Thomson Reuters Founders Share Company, which enables the Thomson Reuters Founders Share Company to exercise extraordinary voting power to safeguard the Thomson Reuters Trust Principles and to thwart those whose holdings of Thomson Reuters voting shares threaten the Thomson Reuters Trust Principles. The Founders Share entitles the Thomson Reuters Founders Share Company to vote in circumstances where an acquiring person, other than an approved person or an entity within Thomson Reuters, has become or becomes “interested” in, or the beneficial owner of, 15% or more of the outstanding voting shares of Thomson Reuters or has obtained or is attempting to obtain the ability to control the exercise of, or beneficial ownership of, 30% or more of the outstanding voting shares of Thomson Reuters. In general, votes cast by the Thomson Reuters Founders Share Company, alone or in combination with votes cast by approved persons, will be sufficient either to negate the voting power of the acquiring person or to constitute the requisite majority voting power. The rights attaching to the Founders Shares may not be varied or abrogated in any respect without the prior written consent of the Thomson Reuters Founders Share Company. In addition, without the prior written consent of the Thomson Reuters Founders Share Company, we may not take certain fundamental corporate actions, including certain changes to our share capital, or remove or amend provisions in our organizational documents relating to the Thomson Reuters Founders Share Company and the Founders Share. For a discussion of the Thomson Reuters Trust Principles and the Thomson Reuters Founders Share Company, see the “Material Contracts” section of this annual report.

Thomson Reuters Annual Report 2012

MARKET FOR SECURITIES

LISTINGS AND INDEX PARTICIPATION

Our common shares are listed in Canadian dollars on the TSX and in U.S. dollars on the NYSE under the symbol “TRI” and our Series II preference shares are listed in Canadian dollars on the TSX under the symbol “TRI.PR.B”. Our company is included in the S&P/TSX series of indices.

SHARE PRICES

The following table provides information regarding the price history of our common shares and Series II preference shares for the periods indicated.

	Common shares (C$)				Common shares (US$)				Series II preference shares (C$)
	High	Low	Closing	Trading volume	High	Low	Closing	Trading volume	High	Low	Closing	Trading volume
2012
January	29.47	27.09	27.54	26,761,760	29.14	26.59	27.49	20,441,627	21.00	20.15	21.00	10,451
February	28.90	26.47	28.71	37,391,217	29.24	26.39	28.98	30,131,219	23.00	20.16	20.16	11,940
March	29.99	28.17	28.84	29,286,838	30.25	28.14	28.90	30,861,815	22.74	20.85	22.55	14,719
April	29.52	27.56	29.52	12,896,676	30.00	27.47	29.82	22,007,678	22.55	22.00	22.25	64,830
May	30.25	28.09	28.39	21,532,689	30.66	27.36	27.47	26,424,746	22.49	21.91	21.91	482,593
June	29.58	27.75	28.97	18,298,156	28.88	26.20	28.45	20,386,507	22.25	21.84	22.00	83,459
July	29.99	27.90	28.44	16,843,378	29.77	27.31	28.31	19,270,906	22.25	21.90	22.00	257,316
August	29.85	27.75	27.98	14,825,132	30.20	27.50	28.45	19,707,244	22.20	21.85	22.00	126,368
September	29.14	27.53	28.42	20,167,783	29.93	27.58	28.86	18,130,050	22.30	21.75	22.02	889,590
October	28.67	27.45	28.12	19,131,664	29.35	27.89	28.26	16,534,537	22.93	21.91	22.63	811,334
November	28.66	26.65	27.35	19,218,235	28.76	26.71	27.54	16,431,896	22.56	22.20	22.55	161,295
December	29.04	27.11	28.78	17,073,118	29.40	27.31	29.06	14,976,826	22.75	22.30	22.50	52,876
2013
January	31.22	28.75	30.55	17,867,749	31.06	29.10	30.64	15,803,667	23.91	22.59	23.89	74,726
February	31.57	29.40	31.51	20,349,755	31.18	29.33	30.58	21,883,149	24.65	23.29	24.40	120,586

DIVIDENDS

Our company (and our predecessor companies) have paid dividends for over 30 years and we view dividends as a critical component of shareholder return.

Any dividends that we declare on our shares take into account all factors that our board considers relevant, including our available cash flow, financial condition and capital requirements. Our target dividend payout ratio is 40% to 50% of annual free cash flow over the long term.

Our board reviews our dividend policy in the first quarter of each fiscal year. In February 2013, our board approved an increase in our annualized dividend rate to $1.30 per share (or $0.325 per share on a quarterly basis), effective with our dividend payable on March 15, 2013 to holders of record as of February 25, 2013. This was the 20th consecutive annual dividend increase for our company. The declaration of dividends by our board and the amount of those dividends is at the discretion of the board.

The following table provides information regarding the default currencies for our dividend payments, as well as other currency options that were available to our shareholders as of March 1, 2013.

	Dividend currency (default)	Dividend currency (for electing holders)
Common shares	U.S. dollars	Canadian dollars British pounds sterling
DIs (representing common shares)	British pounds sterling	U.S. dollars Canadian dollars
Series II preference shares	Canadian dollars	N/A

Thomson Reuters Annual Report 2012

We also have a dividend reinvestment plan which allows eligible holders of our common shares to elect to have their cash dividends reinvested in additional shares.

Additional information regarding currency elections for our dividends as well as our dividend reinvestment plan is provided in the Investor Relations section of our website under “Dividends”.

We pay dividends on our Series II preference shares quarterly at an annual rate of 70% of the Canadian bank prime rate applied to the stated capital of these shares.

The table below sets forth the dividends declared on our common shares and Series II preference shares in the last three years and the first quarter of 2013.

	Common shares (US$)	Series II preference shares (C$)
2010
Q1	$0.290000	C$	0.097089
Q2	$0.290000	C$	0.100349
Q3	$0.290000	C$	0.119537
Q4	$0.290000	C$	0.132329
2011
Q1	$0.310000	C$	0.129452
Q2	$0.310000	C$	0.130890
Q3	$0.310000	C$	0.132329
Q4	$0.310000	C$	0.132329
2012
Q1	$0.320000	C$	0.130533
Q2	$0.320000	C$	0.130533
Q3	$0.320000	C$	0.131967
Q4	$0.320000	C$	0.131967
2013
Q1	$0.325000	C$	*

*	The first quarter 2013 dividend on our Series II preference shares had not yet been declared by our company as of the date of this annual report.

WOODBRIDGE

As of March 1, 2013, Woodbridge beneficially owned approximately 55% of our common shares and is the principal and controlling shareholder of Thomson Reuters.

Woodbridge, a private company, is the primary investment vehicle for members of the family of the late Roy H. Thomson, the first Lord Thomson of Fleet. Woodbridge is a professionally managed company that, in addition to its controlling interest in Thomson Reuters, has other substantial investments.

Prior to his passing in 2006, Kenneth R. Thomson controlled our company through Woodbridge. He did so by holding shares of a holding company of Woodbridge, Thomson Investments Limited. Under his estate arrangements, the 2003 TIL Settlement, a trust of which the trust company subsidiary of a Canadian chartered bank is trustee and members of the family of the late first Lord Thomson of Fleet are beneficiaries, holds those holding company shares. Kenneth R. Thomson established these arrangements to provide for long-term stability of the business of Woodbridge. The equity of Woodbridge continues to be owned by members of successive generations of the family of the first Lord Thomson of Fleet.

Under the estate arrangements of Kenneth R. Thomson, the directors and officers of Woodbridge are responsible for its business and operations. In certain limited circumstances, including very substantial dispositions of Thomson Reuters Corporation common shares by Woodbridge, the estate arrangements provide for approval of the trustee to be obtained. Woodbridge’s primary investment is its holding of our shares. It actively monitors our company as a controlling shareholder. In its involvement with our company, Woodbridge focuses on these matters:

—	corporate governance, including the effectiveness of our board;

—	appointment of the Chief Executive Officer and other members of senior management and related succession planning;

—	development of the long-term business strategy of Thomson Reuters and assessment of its implementation; and

—	capital strategy.

Thomson Reuters Annual Report 2012

With its substantial equity investment in our company, Woodbridge considers that its interests as a Thomson Reuters shareholder are aligned with those of all other shareholders.

The Corporate Governance Committee of our board considers any transactions that may take place between our company and Woodbridge, with any committee members related to Woodbridge abstaining from voting. In addition, any transactions between Woodbridge and our company are subject to public disclosure and other requirements under applicable Canadian securities laws.

TRANSFER AGENTS AND REGISTRARS

Type of shares	Country	Transfer agent/registrar	Location of transfer facilities
Common shares	Canada	Computershare Trust Company of Canada	Toronto, Montreal, Calgary and Vancouver

	United States	Computershare Trust Company N.A.	Golden, Colorado

	United Kingdom	Computershare Investor Services PLC	Bristol, England

Depositary interests	United Kingdom	Computershare Investor Services PLC	Bristol, England

Series II preference shares	Canada	Computershare Trust Company of Canada	Toronto

RATINGS OF DEBT SECURITIES

Our access to financing depends on, among other things, suitable market conditions and the maintenance of suitable long-term credit ratings. Our credit ratings may be adversely affected by various factors, including increased debt levels, decreased earnings, declines in customer demands, increased competition, a further deterioration in general economic and business conditions and adverse publicity. Any downgrades in our credit ratings may impede our access to the debt markets or raise our borrowing rates.

Our long-term unsecured debt securities are currently rated Baa1 (stable) by Moody’s, A– (negative outlook) by S&P, A (low) (stable) by DBRS and A– (stable) by Fitch. These credit ratings are not recommendations to purchase, hold or sell securities and do not address the market price or suitability of a specific security for a particular investor. Credit ratings may not reflect the potential impact of all risks on the value of securities. In addition, real or anticipated changes in the rating assigned to a security will generally affect the market value of that security. Shareholders cannot be assured that a rating will remain in effect for any given period of time or that a rating will not be revised or withdrawn entirely by a rating agency in the future.

Moody’s Investor Services (Moody’s)

Moody’s long-term credit ratings are on a rating scale that ranges from Aaa to C, which represents the range from highest to lowest quality of such securities rated. Moody’s “Baa” rating assigned to our long-term debt instruments is the fourth highest rating of nine rating categories. Obligations rated “Baa” are subject to moderate credit risk. They are considered medium-grade and as such may possess certain speculative characteristics. Moody’s appends numerical modifiers from 1 to 3 to its long-term debt ratings, which indicate where the obligation ranks in its ranking category, with 1 being the highest.

Standard & Poor’s (S&P)

S&P’s long-term credit ratings are on a rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated. S&P’s “A” rating assigned to our long-term debt instruments is the third highest rating of 10 major rating categories. An “A” rating indicates that the obligor’s capacity to meet its financial commitment is strong, but that the obligation is somewhat more susceptible to adverse effects of changes in circumstances and economic conditions than obligations in higher rated categories. S&P uses “+” or “–” designations to indicate the relative standing of securities within a particular rating category.

Thomson Reuters Annual Report 2012

DBRS Limited (DBRS)

DBRS’ credit ratings are on a long-term debt rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated. DBRS’ “A” rating assigned to our long-term debt is the third highest of the 10 rating categories for long-term debt. Debt securities rated “A” are of satisfactory credit quality and protection of interest and principal is considered substantial. A reference to “high” or “low” reflects the relative strength within the rating category.

Fitch Ratings (Fitch)

Fitch’s long-term credit ratings are on a rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated. Fitch’s “A” rating assigned to our long-term debt instruments is the third highest rating of ten rating categories. An “A” rating indicates a low expectation of ceased or interrupted payments and strong capacity to meet obligations on a timely basis. Fitch uses “+” or “-” designations to indicate the relative standing of securities within a particular rating category.

MATERIAL CONTRACTS

CREDIT AGREEMENT

We have a $2.0 billion, five-year unsecured syndicated credit facility agreement. We plan to utilize the facility from time to time to provide liquidity in connection with our commercial paper program and for general corporate purposes.

The agreement expires in August 2016. However, we may request an extension of the maturity date under certain circumstances for up to two additional one-year periods, which the applicable lenders may accept or decline in their sole discretion. We may also request an increase, subject to approval by applicable lenders, in the lenders’ commitments up to a maximum amount of $2.5 billion.

Under the credit agreement, we must maintain a ratio of net debt as of the last day of each fiscal quarter to EBITDA as defined in the credit agreement (earnings before interest, income taxes, depreciation and amortization and other modifications described in the credit agreement) for the last four quarters ended of not more than 4.5:1. We were in compliance with this covenant at December 31, 2012.

Based on our current credit ratings, the cost of borrowing under the agreement is priced at LIBOR/EURIBOR plus 90 basis points. If our long-term debt rating were downgraded by Moody’s or Standard & Poor’s, the facility fee and borrowing costs may increase, although availability would be unaffected. Conversely, an upgrade in our ratings may reduce the facility fees and borrowing costs.

TRUST PRINCIPLES AND FOUNDERS SHARE COMPANY

Our company is dedicated to upholding the Thomson Reuters Trust Principles and to preserving its independence, integrity and freedom from bias in the gathering and dissemination of information and news.

The Thomson Reuters Trust Principles are:

—	That Thomson Reuters shall at no time pass into the hands of any one interest, group or faction;

—	That the integrity, independence and freedom from bias of Thomson Reuters shall at all times be fully preserved;

—
That Thomson Reuters shall supply unbiased and reliable news services to newspapers, news agencies, broadcasters and other media subscribers and to businesses, governments, institutions, individuals and others with whom Thomson Reuters has or may have contracts;

—	That Thomson Reuters shall pay due regard to the many interests which it serves in addition to those of the media; and

—
That no effort shall be spared to expand, develop and adapt the news and other services and products of Thomson Reuters so as to maintain its leading position in the international news and information business.

Thomson Reuters Founders Share Company was established in 1984 when Reuters became a public company. The directors of the Thomson Reuters Founders Share Company have a duty to ensure, to the extent possible, that the Thomson Reuters Trust Principles are complied with.

The directors of the Thomson Reuters Founders Share Company are experienced and eminent people from the world of politics, diplomacy, journalism, public service and business. They generally have all held high offices in their respective sectors. The directors are selected by a nomination committee and proposed to the board of the Thomson Reuters Founders Share Company for appointment. The nomination committee also has unique features. Two of its members are judges from the European Court of Human Rights and assist in scrutinizing candidates’ suitability. Our board currently has two representatives on the nomination committee and the Thomson Reuters Founders Share Company’s board has five representatives, including its chairman. Other members are representatives of the press associations from the United Kingdom, Australia and New Zealand.

Thomson Reuters Annual Report 2012

The directors have a minimum of two meetings per year. Directors receive reports on our activities in the different fields in which we operate and the directors meet with both our board and representatives of senior management. Through the Thomson Reuters Founders Share Company’s chairman, regular contact is maintained with our company. The relationship is one of trust and confidence.

The current directors, with their countries of residence and the year of initial appointment are:

Name	Country	Director since
Dame Helen Alexander	U.K.	2011
Leonard T. Berkowitz	U.K.	1998
Uffe Ellemann-Jensen (Chairman)	Denmark	2001
John Fairfax	Australia	2005
Yuko Kawamoto	Japan	2011
Pascal Lamy	France	2009
Joseph Lelyveld	U.S.A.	2004
Pedro Malan	Brazil	2011
Sir Christopher Mallaby (Deputy Chairman)	U.K.	1998
Lord Malloch-Brown	U.K	2011
John H. McArthur	U.S.A.	2001
Dr. Michael Naumann	Germany	2010
The Right Honourable Baroness Noakes	U.K.	1998
Jaakko Kaarle M. Rauramo	Finland	1999
Beverly LW Sunn	Hong Kong	2012

The directors are appointed for an initial term of five years and must retire on December 31 following the fifth anniversary following appointment or re-appointment. Directors are eligible for re-appointment for a further term of five years, subject to a maximum term of 15 years.

Our company is a party to an Amended Deed of Mutual Covenant, under which Thomson Reuters and the Founders Share Company have covenanted with United Kingdom, Australian and New Zealand press associations to use their best endeavors to ensure that the Trust Principles are complied with in relation to Thomson Reuters.

Under a Thomson Reuters Trust Principles Support Agreement, Woodbridge has agreed to support the Trust Principles and to exercise its voting rights to give effect to this support and the Founders Share Company has irrevocably designated Woodbridge as an approved person for so long as Woodbridge is controlled by members of the Thomson family, companies controlled by them and trusts for their benefit.

Thomson Reuters Annual Report 2012

PRINCIPAL SUBSIDIARIES

The following provides information about our principal subsidiaries as of December 31, 2012. As of that date, we beneficially owned, directly or indirectly, 100% of the voting securities and non-voting securities of each of these subsidiaries. Certain subsidiaries, each of which represents not more than 10% of the consolidated assets and not more than 10% of the consolidated revenues of our company, and all of which, in the aggregate, represent not more than 20% of the total consolidated assets and the total consolidated revenues of our company as of December 31, 2012, have been omitted.

Subsidiary	Jurisdiction of incorporation/formation
1602854 Ontario Limited	Ontario, Canada
3097052 Nova Scotia Company	Nova Scotia, Canada
De Verlichting B.V.	The Netherlands
FX Alliance Inc.	Delaware, U.S.A.
FX Alliance, LLC	Delaware, U.S.A.
International Thomson Reuters B.V.	The Netherlands
LiveNote Inc.	Delaware, U.S.A.
LiveNote Technologies Limited	England
LN Holdings Limited	Bermuda
Reuters (Canvas) Holdings 1 Limited	Bermuda
Reuters Holdings Limited	England
Reuters International Holdings SARL	Switzerland
Reuters Limited	England
The Thomson Organisation (No. 10)	England
The Thomson Organisation Limited	England
Thomson Holdings Limited	England
Thomson Information & Publishing Holdings Limited	England
Thomson Information & Solutions (Holdings) Limited	England
Thomson Information & Solutions Limited	England
Thomson Publishing Group Limited	England
Thomson Reuters (Legal) Inc.	Minnesota, U.S.A.
Thomson Reuters (Markets) LLC	Delaware, U.S.A.
Thomson Reuters (Markets) SA	Switzerland
Thomson Reuters (Professional) UK Ltd.	England
Thomson Reuters (Scientific) LLC	Delaware, U.S.A.
Thomson Reuters (Tax & Accounting) Inc.	Texas, U.S.A.
Thomson Reuters (TRI) Inc.	Delaware, U.S.A.
Thomson Reuters Canada Limited	Ontario, Canada
Thomson Reuters Corporation Pte Limited	Singapore
Thomson Reuters Finance S.A.	Luxembourg
Thomson Reuters Global Resources	Ireland
Thomson Reuters Group Limited	England
Thomson Reuters Holdings A.G.	Switzerland
Thomson Reuters Holdings B.V.	The Netherlands
Thomson Reuters Holdings S.A.	Luxembourg
Thomson Reuters Investment Holdings Limited	England
Thomson Reuters Italia Holdings S.p.A.	Italy
Thomson Reuters Netherlands Holdings BV	The Netherlands
Thomson Reuters No. 4 Inc.	Delaware, U.S.A.
Thomson Reuters No. 5 LLC	Delaware, U.S.A.
Thomson Reuters No. 8 LLC	Delaware, U.S.A.
Thomson Reuters Organization LLC	Florida, U.S.A.
Thomson Reuters U.S. LLC	Delaware, U.S.A.
Thomson TradeWeb LLC	Delaware, U.S.A.
Thomson UK Limited	England
TR (2008) Limited	England

Thomson Reuters Annual Report 2012

Subsidiary	Jurisdiction of incorporation/formation
TR Holdings Limited	Bermuda
TR Netherlands Holdings Coöperatief U.A.	The Netherlands
TR Organisation Limited	England
TR Professional Holdings Limited	England
TR U.S. Inc.	Delaware, U.S.A.
TTC (1994) Limited	England
TTC Holdings Limited	England
West Publishing Corporation	Minnesota, U.S.A.
West Services Inc.	Delaware, U.S.A.
Worldscope/Disclosure L.L.C.	Delaware, U.S.A.

INTERESTS OF EXPERTS

Our independent auditor is PricewaterhouseCoopers LLP, who has issued an integrated auditor’s report dated March 11, 2013 in respect of our consolidated financial statements for the years ended December 31, 2012 and December 31, 2011, and on our effectiveness of internal control over financial reporting as of December 31, 2012. PricewaterhouseCoopers LLP has advised that it is independent with respect to our company within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of Ontario, and the rules of the U.S. Securities and Exchange Commission and the requirements of the Public Company Accounting Oversight Board (United States).

IRAN THREAT REDUCTION AND SYRIA HUMAN RIGHTS ACT DISCLOSURE

The Iran Threat Reduction and Syria Human Rights Act of 2012 (ITRA) requires us to disclose information in our annual report if we or any of our affiliates knowingly engaged in certain transactions or dealings related to Iran. Disclosure is generally required, even if the transactions or dealings were conducted in compliance with applicable law and regulations.

Our Iran-related transactions and dealings in 2012 were primarily information and informational materials sold or licensed to the Iranian government, certain of its political subdivisions, agencies or entities that we believe may be owned or controlled by the Iranian government, and certain U.S.-sanctioned persons or entities. These customers included certain banks and universities. During 2012, certain of our non-U.S. subsidiaries sold Financial & Risk products to 23 of these customers, Intellectual Property & Science products to five of these customers and News products to three of these customers. The core products sold were primarily exempt from applicable economic sanctions laws and regulations as exports of information and informational materials. Products sold included Financial & Risk’s Reuters 3000 Xtra desktop, Intellectual Property & Science’s Web of Knowledge platform and our News business’s text newswires and video broadcast services.

These transactions and dealings represented approximately 0.02% of our 2012 consolidated revenues. The aggregate gross revenues attributable to these sales in 2012 were approximately $2.4 million. Utilizing the applicable profit margin for our Financial & Risk, Intellectual Property & Science and News businesses, we estimate that the 2012 net profit attributable to these sales was approximately $426,000.

Our Financial & Risk business does not plan to renew existing contracts with these customers and does not plan to enter into new sales contracts with customers covered by the ITRA. Our Intellectual Property & Science and News businesses also do not plan to renew existing contracts with these customers and do not plan to enter into new sales contracts with customers covered by the ITRA, subject to certain limited exceptions where continued sales are permissible under applicable export control and economic sanctions laws and regulations.

FURTHER INFORMATION

For more information about Thomson Reuters, please see our various filings and notifications posted on our website, www.thomsonreuters.com, the Canadian Securities Administrators’ SEDAR website, www.sedar.com, and in the EDGAR section of the Securities and Exchange Commission’s (SEC) website at www.sec.gov. In addition, you may review a copy of our filings at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information.

Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of our shares and securities authorized for issuance under our equity compensation plans, will be contained in our management proxy circular, which is being prepared in connection with our upcoming annual meeting of shareholders to be held on May 8, 2013. Copies of our management proxy circular will be available upon request in writing to: Investor Relations Department, Thomson Reuters, 3 Times Square, New York, New York 10036, United States. Requests may also be sent by e-mail to: investor.relations@thomsonreuters.com.

Information required to be provided pursuant to Canadian Securities Administrators Multilateral Instrument Form 52-110F1 (Audit Committees) for our company is included in the "Executive Officers and Directors" section of this annual report.

Thomson Reuters Annual Report 2012

Under NYSE listing standards, we are required to disclose any significant ways in which our corporate governance practices differ from those required to be followed by U.S. domestic companies under NYSE listing standards. There is only one significant difference between our corporate governance practices and those required of domestic companies under NYSE listing standards. NYSE listing standards require shareholder approval of all “equity compensation plans” and material revisions to these types of plans (with limited exceptions). TSX rules require shareholder approval of security based compensation arrangements only for plans which involve newly issued shares or specified amendments to the plans. Similar to a number of other Canadian issuers, our company follows the TSX rules.

Our Code of Business Conduct and Ethics, corporate governance guidelines and board committee charters are available on www.thomsonreuters.com as well as in print or electronically (without charge) to any shareholder who requests a copy in writing or by e-mail to our Investor Relations Department. Shareholders and other interested parties may contact the board or its non-management or independent directors as a group, or the directors who preside over their meetings, by writing to them c/o Executive Vice President, General Counsel & Secretary, Thomson Reuters, 3 Times Square, New York, New York 10036, United States.

Any statement in this annual report about any of our contracts or other documents is not necessarily complete. If the contract or document is filed as an exhibit to our annual report with the SEC or as a material contract with the Canadian securities regulatory authorities, then the contract or document is deemed to modify the description contained in this annual report. You should review the contracts or documents themselves for a complete description.

We are required to file reports and other information with the SEC under the U.S. Securities Exchange Act of 1934, as amended (U.S. Securities Exchange Act) and regulations under that act. As a foreign private issuer, we are exempt from the rules under the U.S. Securities Exchange Act prescribing the form and content of proxy statements and our officers, directors and principal shareholders are exempt from the reporting and short swing profit recovery provisions contained in Section 16 of the U.S. Securities Exchange Act.

Front cover photo credit: REUTERS/Shamil Zhumatov, February 2, 2009.

Thomson Reuters Annual Report 2012

CROSS REFERENCE TABLES

For the convenience of our shareholders, we have prepared one annual report for the year ended December 31, 2012 that addresses our disclosure requirements under applicable Canadian and U.S. laws and regulations.

The following pages include cross reference tables that reflect where we have disclosed information required to be contained in an annual information form prepared in accordance with Canadian laws and regulations and an annual report on Form 40-F prepared in accordance with SEC requirements.

ANNUAL INFORMATION FORM (FORM 51-102F2) CROSS REFERENCE TABLE

Page/Document
ITEM 1. COVER PAGE	Cover
ITEM 2. TABLE OF CONTENTS	1
ITEM 3. CORPORATE STRUCTURE
3.1 Name, Address and Incorporation	142
3.2 Intercorporate Relationships	148-149
ITEM 4. GENERAL DEVELOPMENT OF THE BUSINESS
4.1 Three Year History	4, 35-41
4.2 Significant Acquisitions	15, 28-29
ITEM 5. DESCRIBE THE BUSINESS
5.1 General	2-16
5.2 Risk Factors	17-23
5.3 Companies with Asset-backed Securities Outstanding	N/A
5.4 Companies With Mineral Projects	N/A
5.5 Companies with Oil and Gas Activities	N/A
ITEM 6. DIVIDENDS	143-144
ITEM 7. DESCRIPTION OF CAPITAL STRUCTURE
7.1 General Description of Capital Structure	142
7.2 Constraints	N/A
7.3 Ratings	145-146
ITEM 8. MARKET FOR SECURITIES
8.1 Trading Price and Volume	143
8.2 Prior Sales	N/A
ITEM 9. ESCROWED SECURITIES AND SECURITIES SUBJECT TO CONTRACTUAL RESTRICTION ON TRANSFER	N/A
ITEM 10. DIRECTORS AND OFFICERS
10.1 Name, Occupation and Security Holding	134-141
10.2 Cease Trade Orders, Bankruptcies, Penalties or Sanctions	141
10.3 Conflicts of Interest	N/A
ITEM 11. PROMOTERS	N/A
ITEM 12. LEGAL PROCEEDINGS AND REGULATORY ACTIONS
12.1 Legal Proceedings	56
12.2 Regulatory Actions	56
ITEM 13. INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	59-60
ITEM 14. TRANSFER AGENTS AND REGISTRARS	145
ITEM 15. MATERIAL CONTRACTS	146-147
ITEM 16. INTEREST OF EXPERTS
16.1 Names of Experts	149
16.2 Interests of Experts	149
ITEM 17. ADDITIONAL INFORMATION	149-150
ITEM 18. ADDITIONAL DISCLOSURE FOR COMPANIES NOT SENDING INFORMATION CIRCULARS	N/A

Thomson Reuters Annual Report 2012

FORM 40-F CROSS REFERENCE TABLE

Page/Document
ANNUAL INFORMATION FORM	See AIF table
AUDITED ANNUAL FINANCIAL STATEMENTS	78-133
MANAGEMENT'S DISCUSSION AND ANALYSIS	24-77
DISCLOSURE CONTROLS AND PROCEDURES	62
INTERNAL CONTROL OVER FINANCIAL REPORTING
a. Changes in Internal Controls over Financial Reporting	63
b. Management's Report on Internal Control over Financial Reporting	78
c. Independent Auditor's Report on Internal Control over Financial Reporting	79
NOTICE PURSUANT TO REGULATION BTR	N/A
AUDIT COMMITTEE FINANCIAL EXPERT	138
CODE OF ETHICS	141
PRINCIPAL ACCOUNTANT FEES AND SERVICES	138-139
OFF-BALANCE SHEET ARRANGEMENTS	55-56
TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS	55-56
IDENTIFICATION OF THE AUDIT COMMITTEE	138

Thomson Reuters Annual Report 2012